**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C/A**

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

***Name of Issuer:***

Skybound Holdings LLC

***Describe the Nature of the Amendment:***

Extension of Offering Deadline; update the current number of employees; clarify the defined term Filing Date on page 5; update the section entitled “Officers, Managers, and Key Persons” on pages 50 – 53 to remove a former Manager who is no longer a member of the Board of Managers; update the section entitled “Outstanding Debt” on page 61 to update the amount outstanding; update the section entitled “Cash and Cash Equivalents” on page 63; and update certain numbers in the section entitled “Transactions with Related Persons and Conflicts of Interest” on pages 67 – 68.

***Legal status of Issuer:***

***Form:***

Limited Liability Company

***Jurisdiction of Organization:***

Delaware

***Date of Organization:***

December 14, 2016

***Physical Address of Issuer:***

9570 West Pico Boulevard, Los Angeles, California 90035

***Website of Issuer:***

https://www.skybound.com/

***Is there a co-issuer? _X_ yes ___ no.***

***Name of Co-Issuer:***

Skybound Holdings CF Investors SPV, LLC

***Legal status of Co-Issuer:***

***Form:***

Limited Liability Company

***Jurisdiction of Organization:***

Delaware

***Date of Organization:***

January 15, 2025

***Physical Address of Co-Issuer:***

9570 West Pico Boulevard, Los Angeles, California 90035

***Website of Co-Issuer:***

N/A

***Name of Intermediary through which the Offering will be Conducted:***

DealMaker Securities LLC

***CIK Number of Intermediary:***

0001872856

***SEC File Number of Intermediary:***

008-70756

***CRD Number of Intermediary:***

315324

***Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:***

As compensation for the services provided by the Intermediary, the Issuer is required to pay to the Intermediary a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a Closing (as defined below). This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $30,000 setup fee and $12,000 monthly fee for the use of the platform and marketing services payable to the Intermediary and its affiliates.

***Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:***

None.

***Type of Security Offered:***

Limited liability company common equity interests ("***Common Interests***," and also referred to herein as "***Units***" or "***Unit***," as applicable)

***Target Number of Securities to be Offered:***

92 Units

***Price (or Method for Determining Price):***

$105.00 per Unit

***Target Offering Amount:***

$9,998.10

***Oversubscriptions Accepted:***
☑ Yes
☐ No

***Oversubscriptions will be Allocated:***
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Issuer's discretion

***Maximum Offering Amount (if different from Target Offering Amount):***

$4,312,850.00

***Deadline to reach the Target Offering Amount:***

August 31, 2025

**If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.**

***Current Number of Employees:***

280 full-time employees and 8 part-time employees

| (*in thousands*) | **Most recent fiscal year-end (2023)*** | **Prior fiscal year-end (2022 Restated)*** |
|---|---|---|
| **Total Assets** | $160,592 | $146,789 |
| **Cash & Cash Equivalents** | $44,275 | $26,471 |
| **Accounts Receivable** | $19,877 | $18,503 |
| **Short-term Debt** | $44,205 | $69,301 |
| **Long-term Debt**[1] | $14,471 | $9,503 |
| **Revenues/Sales** | $96,475 | $100,990 |
| **Cost of Revenue** | $66,991 | $69,861 |
| **Income Tax Benefit (Provision)** | $1,707 | $(5,659) |
| **Net Income (Loss)** | $(6,947) | $21,998 |

*Reflects the financial results for the Issuer, Skybound Holdings LLC. Exhibit A attached hereto and made a part hereof, includes the audited financials for the Issuer and the audited inception financials for the Co-Issuer, which was formed on January 15, 2025.

***The jurisdictions in which the Issuer intends to offer the securities:***

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

[1] Includes long-term lease liability, deferred tax liability, long-term deferred revenue, SAFE investment and other non-current liabilities.

# Skybound Holdings LLC



**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

## SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

**EXHIBITS**

## ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than DealMaker Securities LLC (the **"Intermediary"**) has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". Skybound Holdings LLC is referred to herein as the "**Issuer**" or "**we**".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Issuer does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

## THE OFFERING AND THE SECURITIES

### The Offering

The Issuer is offering a minimum amount of $9,998.10 (the "**Target Offering Amount**") and up to a maximum amount of $4,312,850.00 (the "**Maximum Offering Amount**") of its Common Interests (the "**Securities**"), at a purchase price of $105.00 per Unit on a best efforts basis as described in this Form C/A (this **"Offering**"). The Target Offering Amount and Maximum Offering Amount includes the investor processing fee total for all investments. The Minimum Individual Purchase Amount is $525.00 during the period commencing on the Filing Date (as defined below) and ending at 11:59 p.m. Pacific Time on the date that is thirty-five (35) calendar days after the Filing Date (such period, the "**Initial Minimum Period**") and $1,050.00 thereafter (in each case, excluding the Investor Processing Fee (as defined below)), and the Maximum Individual Purchase Amount is $4,312,850.00 (including the Investor Processing Fee). The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. The investment will be made through Skybound Holdings CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**"). The Issuer must raise an amount equal to or greater than the Target Offering Amount by August 31, 2025 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

| | **Price to Investors** | **Service Fees and Commissions (1)(2)** | **Net Proceeds** |
|---|---|---|---|
| **Minimum Individual Purchase Amount (3)** | $525.00 | $44.63 | $480.37 |
| **Investor Processing Fee on Minimum Individual Purchase Amount (4)** | $18.38 | $1.56 | $16.82 |
| **Target Offering Amount** | $9,998.10 | $849.84 | $9,148.26 |
| **Maximum Offering Amount** | $4,312,850.00 | $366,592.25 | $3,946,257.75 |

(1) This excludes fees to the Issuer's advisors, such as attorneys and accountants.

(2) In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary and/or its affiliates will also receive a one-time $30,000 setup fee and a $12,000 monthly access and marketing services fee which are not included above.

(3) The Issuer reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. **Effective upon the expiration of the Initial Minimum Period, the Minimum Individual Purchase Amount will increase to $1,050.00.**

(4) The Issuer will charge each Investor a fee of three and one-half percent (3.5%) of the Investor's investment amount ("**Investor Processing Fee**"), up to a maximum Investor Processing Fee of $500.00 per single investment. The Investor Processing Fee is counted toward the amount the Issuer is seeking to raise under Regulation CF and the limit each Investor may invest pursuant to Regulation CF and is included in the Minimum Individual Investment Amount, consisting of the Minimum Individual Purchase Amount plus the Investor Processing Fee. The Intermediary receives commissions on the Investor Processing Fee.

| Minimum Target Offering Amount | $9,998.10 |
|---|---|
| Name of Securities | Common Interests |
| Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met) | 4,466,074^ |
| Maximum Offering Amount | $4,312,850.00 |
| Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met) | 4,507,052^ |
| Purchase Price Per Security | $105.00* |
| Minimum Individual Investment Amount | $543.38+ |
| Maximum Individual Purchase Amount | Unlimited (subject to Regulation CF limits) |
| Offering Deadline | August 31, 2025 |
| Use of Proceeds | See the section entitled "Use of Proceeds" on page 49 hereof |
| Voting Rights | See the section entitled "Voting and Control" on page 4 hereof |

^ Includes 30,000 Common Interests that have been reserved for issuance in connection with a liquidity event.

*Does not include the Investor Processing Fee of three and one-half percent (3.5%) of the Investor's investment amount charged to each Investor by the Issuer, up to a maximum Investor Processing Fee of $500.00 per single investment. The aggregate amount of fees paid by Investors, including the Investor Processing Fee, will be included towards the Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+ Includes both the Minimum Individual Purchase Amount and the Investor Processing Fee. The Issuer reserves the right to amend the Minimum Individual Investment Amount, in its sole discretion.

**The Investor Website Page**

A description of our products, services and business plan can be found on the Issuer's investor website page at www.invest.skybound.com (the **"Investor Website Page"**), and the version published as of the date of this Form C/A is attached as Exhibit B. The Investor Website Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C/A as well as make general announcements. You should view the Investor Website Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Investor Website Page.

**Investment Process**

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.

Investment commitments may be accepted or rejected by the Issuer, in its sole and absolute discretion. The Issuer has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Investors must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more Closings occur. Investors may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Issuer designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Issuer's offer to sell the Securities at any time for any reason.

The Issuer will notify Investors when the Target Offering Amount has been reached. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Issuer must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

**Material Changes**

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

**Intermediate Closings**

The Issuer may conduct multiple closings of the Offering prior to the Offering Deadline (each, a "**Closing**"), *provided* (i) the first Closing date must be at least twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early Closing date(s) at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early Closing date.

If the Issuer conducts an initial Closing (the "**Initial Closing**"), the Issuer agrees to only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another Closing (a "**Subsequent Closing**") before the Offering Deadline if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate Closing will be released to the Issuer upon a Subsequent Closing and the Investor will receive evidence of the Securities via book-entry in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple Closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

**Investor Limitations**

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the Investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

**The Securities**

The Issuer requests that you please review this Form C/A and the Subscription Agreement attached as Exhibit C (along with all attachments and exhibits thereto), in conjunction with the following summary information. As an Investor in this Offering, you will be purchasing membership interests in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a Member (as defined below) of the Issuer.

**By executing the Subscription Agreement with the Co-Issuer, Investors will become members in the Co-Issuer. Additionally, the Co-Issuer will be required to execute a Subscription Agreement with the Issuer, attached as Exhibit D, and will be subject to the terms and conditions of the Amended and Restated Operating Agreement (as defined below) and the Limited Liability Company Agreement of the Co-Issuer attached as Exhibit E**.

***Dividends and/or Distributions***

Investors will not be entitled to receive any distributions unless the Issuer elects to pay distributions to holders of Common Interests.

***Voting and Control***

The Securities do not have voting rights unless otherwise provided for by the Issuer. The Issuer and its members are subject to a Sixth Amended and Restated Limited Liability Company Operating Agreement, dated as of June 4, 2021 (as so amended and restated, the "**Amended and Restated Operating Agreement**"), attached as Exhibit F. Among other things, the Amended and Restated Operating Agreement provides for certain provisions relating to (i) authorized classes of Capital Interests (as defined below), (ii) distributions and allocations; (iii) management, including the authority and appointment of managers; and (vi) transferability and rights of each class of Capital Interests. Further, the Amended and Restated Operating Agreement includes a "Voting Agreement" provision whereby in relevant part, the Members (in accordance with the Amended and Restated Operating Agreement, each person or non-person, in good standing with the Issuer, who has been admitted to the Issuer as a member, or permittable assignee of the voting rights of a Member, each a "**Member,**" and collectively the "**Members**") agree that each Member shall vote, in the form applicable to any such vote for these purposes, all of such Member's voting rights conferred by any securities that they own in the Issuer and shall take all other actions reasonably necessary or desirable within such Member's control, and any take any and all necessary further actions consistent with that intent, to ensure that the Appointed Managers (as defined in the Amended and Restated Operating Agreement) shall each be elected to the board of managers of the Issuer.

Other than as set forth in the Amended and Restated Operating Agreement, as described above, the Issuer does not have any other voting agreements in place.

***Anti-Dilution Rights***

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

***Restrictions on Transfer***

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the United States Securities and Exchange Commission ("**SEC**") or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer. Notwithstanding the foregoing, the Amended and Restated Operating Agreement imposes certain transfer restrictions on each class of interests. For more information on the rights of each class of interest, see the "Capitalization, Debt and Ownership" section below.

In addition, pursuant to the Amended and Restated Operating Agreement, the Investor may not transfer the Securities to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the Securities will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

***Other Material Terms***

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

***Co-Issuer***

The Securities in this Offering will be issued by both the Issuer and the Co-Issuer. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Issuer. The Co-Issuer will be the legal owner of the Securities issued by the Issuer. Investors in this Offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, Investors will receive the same economic, voting and information rights in the Securities issued by the Co-Issuer as if they had invested directly with the Issuer.

**Investment Perks**

Investors will be eligible for additional Common Interests ("**Bonus Units**") based on the timing or amount of their investment as detailed below (collectively, the "**Investment Perks**"). **No fractional Bonus Units will be issued and, accordingly, Bonus Units will be rounded down to the nearest whole Bonus Unit. An Investor will only be eligible to receive one (1) Investment Perk in this Offering based on such Investor's first single Qualified Investment (as defined below). If an Investor simultaneously satisfies the requirements for both a Qualified Time-Based Investment (as defined below) and a Qualified Amount-Based Investment (as defined below), then such Investor will receive whichever Investment Perk results in the greater number of Bonus Units.**

Any Bonus Units will be issued by both the Issuer and the Co-Issuer. The Co-Issuer will be the legal owner of the Bonus Units issued by the Issuer and the Investor will receive the same economic, voting and information rights in the Bonus Units issued by the Co-Issuer as if the Bonus Units had been issued directly by the Issuer to the Investor.

***Time-Based Investment Perks***

If an Investor submits a single funded investment that meets the Minimum Individual Purchase Amount within the applicable offering periods described below ("**Qualified Time-Based Investment**"), the Investor will be eligible to receive a one-time Investment Perk based on such Qualified Time-Based Investment equal to the Bonus Units set forth opposite the applicable offering period described below, which Investment Perk will be receivable by the Investor at the time of the Closing of such Qualified Time-Based Investment if such Qualified Time-Based Investment has been accepted by the Issuer, in its sole discretion, and the Investor has completed the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies). For purposes hereof, "single funded investment" means that the Investor has completed all documents required hereunder (i.e., Subscription Agreement and Investor Questionnaire) and funded its Qualified Investment (as defined below).

| **Offering Period** | **Investment Perk** |
|---|---|
| Period commencing on March 5, 2025 (the "**Filing Date**") and ending at 11:59 p.m. Pacific Time on the date that is fourteen (14) calendar days after the Filing Date (such offering period, "**Offering Period 1**"). | Bonus Units equal to 20% of the number of Securities purchased in the Qualified Time-Based Investment. |
| Period commencing at 12:00 a.m. Pacific Time on the date immediately following the end of Offering Period 1 and ending at 11:59 p.m. Pacific Time on the date that is thirty (30) calendar days after the Filing Date (such offering period, "**Offering Period 2**"). | Bonus Units equal to 15% of the number of Securities purchased in the Qualified Time-Based Investment. |
| Period commencing at 12:00 a.m. Pacific Time on the date immediately following the end of Offering Period 2 and ending at 11:59 p.m. Pacific Time on the date that | Bonus Units equal to 10% of the number of Securities purchased in the Qualified Time-Based Investment. |

| is sixty (60) calendar days after the Filing Date (such offering period, “**Offering Period 3**”). | |
|---|---|

***Amount-Based Investment Perks***

If an Investor submits a single funded investment that meets an investment amount described below (“**Qualified Amount-Based Investment**” and together with the Qualified Time-Based Investment, “**Qualified Investments**”), the Investor will be eligible to receive a one-time Investment Perk based on such Qualified Amount-Based Investment equal to the Bonus Units set forth opposite the applicable investment amount described below and the non-monetary perks described below (if applicable), which Investment Perk will be receivable by the Investor at the time of the Closing of such Qualified Amount-Based Investment if such Qualified Amount-Based Investment has been accepted by the Issuer, in its sole discretion, and the Investor has completed the subscription process hosted by the Intermediary, including complying with the Intermediary’s know your customer (KYC) and anti-money laundering (AML) policies).

| **Investment Amount** | **Investment Perk*** |
|---|---|
| At least $5,000, but less than $10,000 | Bonus Units equal to 10% of the number of Securities purchased in the Qualified Amount-Based Investment. |
| At least $10,000, but less than $25,000 | Bonus Units equal to 15% of the number of Securities purchased in the Qualified Amount-Based Investment. |
| At least $25,000, but less than $75,000 | Bonus Units equal to 20% of the number of Securities purchased in the Qualified Amount-Based Investment; and<br>VIP access to a celebration event (such as a future screening or red-carpet experience) as determined by the Issuer. |
| At least $75,000, but less than $150,000 | Bonus Units equal to 20% of the number of Securities purchased in the Qualified Amount-Based Investment;<br>Tour of the Issuer’s Los Angeles HQ and studio, and meet and greet with members of the Issuer’s executive team, at a date/time as determined by the Issuer; and<br>VIP access to a celebration event (such as a future screening or red-carpet experience) as determined by the Issuer. |
| At least $150,000 | Bonus Units equal to 20% of the number of Securities purchased in the Qualified Amount-Based Investment;<br>Private dinner in Los Angeles with members of the Issuer’s executive team;<br>Tour of the Issuer’s Los Angeles HQ and studio, and meet and greet with members of the Issuer’s executive team, at a date/time as determined by the Issuer; and<br>VIP access to a celebration event (such as a future screening or red-carpet experience) as determined by the Issuer. |

*** Investors are responsible for all costs and expenses associated with attending any of the above Investment Perk activities, including, but not limited to, all travel and accommodation expenses.**

## COMMISSION AND FEES

### Cash Commission

As compensation for the services provided by the Intermediary, the Issuer is required to pay to the Intermediary a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a Closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees.

**Other Compensation**

The Issuer is required to pay to the Intermediary and/or its affiliates a $30,000 setup fee and $12,000 monthly fee for the use of the platform and marketing services.

## RISK FACTORS

*Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

**Risks Related to the Issuer's Business and Industry**

***The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.***

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

***We may face potential difficulties in obtaining capital.***

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

***We may implement new lines of business or offer new products and services within existing lines of business.***

As an expanding company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***We rely on various intellectual property rights, including trademarks, in order to operate our business.***

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***The Issuer depends on the experience and skill of its executive officers and key employees to maintain its competitive position.***

The ability of the Issuer to maintain its competitive position depends, to a large degree, on the services of the Issuer's management team and managers. The loss or diminution in the services of members of the management team or an inability to attract, retain and maintain additional management personnel could have a material adverse effect on the Issuer's financial performance. Competition for personnel with relevant expertise is intense because of the small number of qualified individuals, and that competition may seriously affect the Issuer's ability to retain its existing management and attract additional qualified management personnel, which could have a significant adverse impact on the Issuer's financial performance.

***Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.***

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

***The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

***We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

***The Issuer may be unable to maintain brand awareness to the extent necessary to continue being profitable.***

We believe developing and maintaining awareness of and consumer engagement with our brand in a cost-effective manner is critical to achieving widespread acceptance of our existing and future services and is an important element in attracting new customers and maintaining old customers. Successful promotion of our brand largely depends on the effectiveness of our marketing efforts and on our ability to provide attractive products at competitive prices. Our efforts to build our brand will involve significant expense. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses incurred in building our brand. If our efforts to promote and maintain our brand are not successful, we may fail to attract enough new customers and maintain old customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business could suffer.

***The Issuer operates within a speculative industry.***

Certain segments of the entertainment, media and communications industry are highly speculative and have historically involved a substantial degree of risk. For example, if a property is optioned by a studio, the option may not become exercised, or if exercised, a film may still not be made, or even if a film is made, the success of a particular film, video game, program or recreational attraction depends upon unpredictable and changing factors. Such factors include, among other things, the success of promotional efforts, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public acceptance and other tangible and intangible factors, many of which are beyond our control. Investors should consider the speculative nature of the industry in which we operate in prior to making an investment.

***The Issuer's content may fail to achieve economic success.***

We cannot guarantee the economic success of any of our products because such success depends on a variety of factors, none of which are not entirely within our control. Such factors include, among other things, the public's acceptance of the product, critical reviews, competing products on the market, the availability of distribution channels for our products, general economic conditions, and other tangible and intangible factors. If the Issuer's products fail to achieve economic success, the Issuer's financial performance will be negatively impacted, and so would the potential value of the Securities.

***The distribution of our film and video games could be affected by rating restrictions that may limit their marketability and accessibility to wider audiences, thus potentially reducing our revenue.***

Some of our films and video games contain mature content and themes and may be subject to ratings restrictions and censorship. Such restrictions and censorship could limit our ability to commercialize our films and video games. We cannot predict how the Motion Picture Association of America ("**MPAA**") or the Entertainment Software Rating Board ("**ESRB**") will rate our films and video games, respectively. Certain agreements we plan to obtain, including agreements with distribution companies, may be contingent upon our products ultimately receiving a rating classification from MPAA or ESRB no more restrictive than PG or E/E10+/T. Certain distributors may only offer marketing and advertising support for films and video games with certain classifications. If, for any reason, our films and video games do not receive ratings acceptable to such distributors, we may have fewer distribution venues available to us, and thus a smaller audience for our film and video games. Such an occurrence will reduce our revenues and overall profitability.

Additionally, censors in certain foreign jurisdictions might find elements of our films or video games to be objectionable. We may have to make revisions before exhibiting our films or offering our video games in such jurisdictions before their launch, which may further add to our expenses. Further, our films or video games may still be denied regardless of any revisions we make. Such occurrences will reduce our international revenues and overall profitability.

***The Company relies on key talent in the entertainment industry, such as writers, actors and performers, for the success of its products.***

The Company's film and television products feature creative input from writers and performances from entertainers. If such talent fails to fulfill their duties, the Company may bear additional costs to remedy such failures. Our loss of or inability to retain talent presents the risk of monetary loss for the Company. Additionally, there is no guarantee that performers will not engage in risky or uncomplimentary behaviors that damage the reputation of the Company. Such reputational harm may negatively affect the Company's financial performance.

***The Issuer's financial success depends upon consumer reception of its products, which is difficult to predict.***

The production and distribution of comic books, online publishing, television programs, motion pictures and other entertainment content are inherently risky businesses because the revenues we derive and our ability to distribute and license rights to our content depend primarily upon its acceptance by the public. Consumer reception of our products is difficult to predict. Audience tastes change frequently, and it is a challenge to anticipate what content will be successful at a certain point in time. In addition, the commercial success of our content also depends upon the quality and acceptance of competing programs, motion pictures and other content available or released into the marketplace at or near the same time. Other factors, including the availability of alternative forms of entertainment and leisure time activities, general economic conditions, piracy, digital and on-demand distribution and growing competition for consumer discretionary spending may also affect the audience for our content. Furthermore, the theatrical success of a film may impact not only the theatrical revenues we receive but also those from other distribution channels, such as from online streaming and video-on-demand and DVD sales. A poor theatrical performance may also impact our negotiating strength with distributors and retailers, resulting in less desirable product promotion. Ultimately, reduced public acceptance of our entertainment content can affect all of our revenue streams and may adversely impact our results of operations.

***The Issuer's intellectual property rights could be unenforceable or ineffective, and the Issuer could also be subject to claims for intellectual property infringement.***

One of the Issuer's most valuable assets is its intellectual property. Companies, organizations, or individuals, including competitors, may hold or obtain copyright, trademarks, or other proprietary rights that would prevent, limit, or interfere with the Issuer's ability to make, use, develop, sell, or market all or portions of its products, which would make it more difficult for the Issuer to operate its business. These third parties may have applied for, been granted, or obtained copyrights or trademarks that relate to intellectual property that competes with the Issuer's intellectual property, thereby requiring the Issuer to develop or obtain alternative products, or obtain appropriate licenses for such products, which may not be available on acceptable terms or at all. Such a circumstance may result in the Issuer's having to significantly increase development efforts and resources to redesign some of its products in order to safeguard the Issuer's competitive edge against competitors in the same industry. There is a risk that the Issuer's means of protecting its intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect the Issuer's business or reputation, financial condition, and/or operating results.

From time to time, the Issuer may receive communications from holders of copyrights or trademarks regarding their proprietary rights. Companies holding copyrights or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge the Issuer to enter into licensing arrangements. In addition, if the Issuer is determined to have infringed upon a third party's intellectual property rights, the Issuer may be required to cease offering its products, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for the Issuer's products. The Issuer may also need to file lawsuits to protect its intellectual property rights from infringement from third parties, which could be expensive, and time-consuming; and could distract management's attention from its core operations.

***There is a risk that the Issuer's compliance with personal information and data privacy laws in the United States and internationally may be inadequate or non-compliant.***

The Issuer maintains personal information and data regarding its employees and parties it engages in the course of its business operations. The Issuer employs measures to ensure that it complies with the personal and data privacy laws in the U.S. regarding the collection, storage, transfer, and use of personal information and data. For instance, the Issuer engages outside counsel to ensure such compliance. However, there is no guarantee that the Issuer's measures will be adequate or fully compliant. Investors should be aware of the risk of the Issuer's non-compliance, which may lead to financial losses for the Issuer.

***The Issuer relies on key talent in the entertainment industry, such as writers, actors and performers, for the success of its products.***

The Issuer's film and television products feature creative input from writers and performances from entertainers. If such talent fails to fulfill their duties, the Issuer may bear additional costs to remedy such failures. Our loss of or inability to retain talent presents the risk of monetary loss for the Issuer. Additionally, there is no guarantee that performers will not engage in risky or uncomplimentary behaviors that damage the reputation of the Issuer. Such reputational harm may negatively affect the Issuer's financial performance.

***The Issuer is a limited liability company that has elected to be taxed as c-corporation.***

The Issuer has filed Form 8832 and elected to be taxed as a c-corporation and has not elected to be taxed as a partnership. The Issuer may be found liable for defects in its Form 8832 or election as a c-corporation. The Issuer has not undertaken any steps to alter its taxation treatment as a c-corporation and may not elect to change its status for tax purposes as a c-corporation in the future and remain subject to the corresponding tax treatment.

***The Issuer may enter into redemption transactions with certain of its Members in connection with this Offering and future equity financing transactions.***

In connection with equity financing transactions by the Issuer from time to time, its beneficial owners of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, may each enter into various redemption agreements with the Issuer pursuant to which the Issuer redeems an aggregate amount of Common Interests equal to up to 12.5% of the aggregate amount raised in the applicable equity financing transaction.

**Risks Related to the Offering**

***State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.***

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

***The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.***

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws.***

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

***The Securities are offered on a "Best Efforts" basis and the Issuer may not raise the Maximum Offering Amount***.

Since the Issuer is offering the Securities on a "best efforts" basis, there is no assurance that the Issuer will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Issuer will raise enough money to satisfy the full Use of Proceeds which the Issuer has outlined in this Form C/A or to meet the Issuer's working capital needs.

***The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.***

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.***

As compensation for the services provided by the Intermediary, the Issuer is required to pay to the Intermediary a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a Closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $30,000 setup fee and $12,000 monthly fee for the use of the platform and marketing services payable to the Intermediary and its affiliates.

***The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.***

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

***The Issuer has the right to extend the Offering Deadline.***

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

***The Issuer may also end the Offering early.***

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

***The Issuer has the right to conduct multiple Closings during the Offering.***

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

### Risks Related to the Securities

***Investors will not be investing directly into the Issuer, but into a special purpose vehicle.***

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this Offering. That means that Investors will invest in the Co-Issuer, becoming a member of the Co-Issuer, and the Co-Issuer purchases the Issuer's Common Interests. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Issuer's Amended and Restated Operating Agreement, regarding the Common Interests. Investors will also be relying on the Issuer, as the Manager of the Co-Issuer, to make sure the Co-Issuer complies with Delaware law and functions in accordance with securities law. The structure of the Co-Issuer is explained further in the section entitled "CO-ISSUER". The Co-Issuer may terminate and distribute the securities it holds in the Issuer to the Investors, so that the Investors may hold them directly in certain circumstances. Due to this structure, there may be delays, complications and unexpected risks.

***Investors will not have voting rights.***

Investors in the Securities will not have voting rights unless otherwise provided for by the Issuer. Thus, Investors will never be able to vote upon any matters of the Issuer. Additionally, Investors via the Co-Issuer will be completely passive investors in the Issuer. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control. Lastly, the Co-Issuer (and the Investors) will be subject to the provisions of the Amended and Restated Operating Agreement.

***The Securities in this Offering have no protective provisions.***

The Securities in this Offering have no protective provisions. As such, Investors will not be afforded protection, by any provision of the Securities or as a Member, in the event of a transaction that may adversely affect Investors, including a reorganization, restructuring, merger or other similar transaction involving the Issuer. If there is a liquidation event, or change of control for the Issuer, the Securities being offered do not provide Investors with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit Investors to require the Issuer to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Issuer.

***The Securities will not be freely tradable under the Securities Act until one year from when the Securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.***

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

***An investment in the Securities is speculative and involves a high degree of risk.***

An investment in the Issuer should not be made by persons unable to bear the risk of loss of their entire investment or by persons who may have a need for liquidity from their investment. In making an investment decision, you must rely on your examination of the Issuer and the terms of the Offering, including the merits and the risks involved. Like all investments, an investment in the Issuer involves the risk of the loss of capital, and the Securities should not be purchased by anyone who cannot afford the loss of his, her or its entire investment. Investors must be prepared to bear the economic risk of an investment in the Issuer for an indefinite period of time and be able to withstand a total loss of their investment. Investors are encouraged to consult their own investment or tax advisors, accountants, legal counsel, or other advisors to determine whether an investment in the Securities is appropriate.

***Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Issuer.***

No governmental agency has reviewed or passed upon this Offering or the Securities. The Issuer also has relied on exemptions from securities registration requirements under applicable state securities laws. Therefore, Investors will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

***Investors will not be entitled to any inspection or information rights other than those required by law.***

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

***The Issuer may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.***

The Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them.

***The Securities may be significantly diluted as a consequence of subsequent equity financings.***

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees, third-party financing sources and other third parties in amounts that are uncertain at this time, and as a consequence, holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's (via the Co-Issuer) control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Issuer has certain equity grants and convertible securities outstanding. Should the Issuer enter into a financing that would trigger any conversion rights, the converting securities would further dilute the Securities upon a qualifying financing.

***The Securities may be substantially different from other equity securities offered or issued by the Issuer.***

The Securities may be materially different from the equity securities offered or issued to new investors in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Issuer may not provide the holders of the Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

***The Investor Processing Fee may not count toward your cost basis for tax purposes.***

The IRS and/or another relevant tax authority may consider the price of the Unit before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. Investors should discuss with their tax advisor the appropriate way to determine the relevant tax obligation.

***Our valuation and our offering price have been established internally and are difficult to assess.***

The Offering price was not established in a competitive market. The Issuer has arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on the Issuer's asset value, net worth, revenues or other established criteria of value. The Issuer has set the price of its Common Interests at $105 per Unit, plus a three and one-half percent (3.5%) Investor Processing Fee (see the section entitled "THE OFFERING AND THE SECURITIES" for further details on this fee). The Investor Processing Fee is intended to offset transaction costs and, though this fee is counted towards the amount the Issuer is seeking to raise under Regulation Crowdfunding and the limit each Investor may invest pursuant to Regulation Crowdfunding, the Issuer did not value it in determining its valuation. Including this fee will increase the Issuer's valuation for which Investors are paying for Units in the Issuer accordingly. Valuations for companies at this stage are generally purely speculative. The Issuer's valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the Investor, are willing to pay this price for a percentage ownership of an early-stage company. The Issuer cannot guarantee that the Securities can be resold at the Offering price or at any other price.

***In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.***

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred interests, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

***There is no guarantee of a return on an Investor's investment.***

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

## BUSINESS

### Description of the Business

Skybound Holdings LLC is a Delaware limited liability company formed on December 14, 2016. On December 1, 2022, the Issuer changed its name from Mr. Mango LLC to Skybound Holdings LLC. The Issuer is the holding company for a multi-platform entertainment enterprise which owns and exploits intellectual property across platforms primarily including comics and other books, television, film, video games, tabletop games, digital content, audio programming, music publishing and mobile applications.

The Issuer, together with its subsidiaries[2], is a multiplatform entertainment company that engages with creators and their intellectual properties to create engaging content and deliver one-of-a-kind experiences to fans. The Issuer extends creators' stories across platforms including comics, television, film, video games, tabletop, books, digital content, audio programming, music publishing and beyond. The Issuer is home to critically acclaimed global franchises, including *The Walking Dead*, *Invincible*, *Superfight*, and *Impact Winter*. The Issuer maintains key partnerships across the entertainment industry including Universal Pictures and Image Comics, holds a first look development deal with Audible, and has engaged an ongoing strategic business partnership with mobile games publisher and developer 5th Planet Games A/S (OAX: FIVEPG). The Issuer's capabilities include publishing, production, and global distribution for video games across all genres, including the multi-million unit selling Telltale's *The Walking Dead* video game series.

### Business Plan

The Issuer is raising capital in a new round of funding to support its strategic growth initiatives and expand existing properties and partnerships. The Issuer's comics business has grown by 200% since 2022, and it has expanded its global footprint into the Nordics, Japan and Europe. Robert Kirkman's long-running comic *Invincible* (with co-creator Cory Walker and contributing creator Ryan Ottley) premiered in March 2021 as an animated series streaming on Amazon Prime to critical acclaim and was quickly greenlit for additional seasons. Season 2, which premiered in November 2023, was Certified Fresh on Rotten Tomatoes with a 100% rating, and Season 3 recently premiered on February 6, 2025 and the premiere was also Certified Fresh on Rotten Tomatoes with a 100% rating. Season 4 is

---

[2] The Issuer's directly and indirectly wholly-owned subsidiaries include the following entities: (1) Bumbio LLC, a limited liability company organized in Delaware on January 17, 2017; (2) Blah Blah Boys, LLC, a limited liability company organized in Delaware on May 4, 2017; (3) Dark Stories, LLC, a limited liability company organized in California on December 19, 2013; (4) Anime Productions, LLC (f/k/a Itchy Water, LLC), a limited liability company organized in Delaware on June 30, 2016; (5) Skybound, LLC, a limited liability company organized in California on June 2, 2010; (6) Skybound Game Studios, Inc., a corporation incorporated in Delaware on September 7, 2017; (7) Skybound Interactive, LLC, a limited liability company organized in Delaware on March 11, 2014; (8) Shoe Leather Digital, Inc., a corporation organized in Delaware on August 30, 2017; (9) Skybound Games Europe B.V., a company organized in the Netherlands on October 10, 2019; (10) Skybound Games UK Limited, a company organized in England and Wales on November 8, 2018; (11) Skybound Japan K.K, a corporation incorporated in Japan on September 21, 2022; (12) Tea Hot LLC, a limited liability company organized in California on March 3, 2016; (13) This is JoJo LLC, a limited liability company organized in Delaware on December 22, 2016; (14) Viltrumite Pants, LLC, a limited liability company organized in Delaware on May 25, 2018; (15) Maple Media, LLC, a limited liability company organized in California on November 3, 2016; (16) Do More Mobile LLC, a limited liability company organized in California on March 19, 2020; (17) Maple Media Apps, LLC (f/k/a The Solitaire, Mahjong and Sudoku Company, LLC), a limited liability company organized in California on August 28, 2017; (18) Stocks, LLC, a limited liability company organized in California on February 3, 2021; (19) Super Basic, LLC, a limited liability company organized in California on April 17, 2018; (20) Super Software, LLC (f/k/a Calculator, Taschenrechner, Calculatrice, Calculadora, LLC), a limited liability company organized in California on August 28, 2017; (21) 9368-0148 Québec Inc., a corporation incorporated in Québec, Canada on October 23, 2017; and (22) Nine Four Entertainment Inc, a corporation incorporated in Nevada on January 24, 2022. The Issuer, directly or indirectly, holds a majority ownership in the following entities: (1) IBO, LLC (d/b/a Skybound Music LLC), a limited liability company organized in Delaware on December 10, 2018; (2) Skybound Music Publishing LLC, a limited liability company organized in California on October 17, 2023; (3) Skybound Music Recordings LLC, a limited liability company organized in California on October 17, 2023; (4) 5th Planet Games A/S, a company organized in Denmark in 2011 (including its subsidiaries); (5) Sagafilm ehf., a company organized in Iceland in 1978 (including its subsidiaries); (6) Skybound Galactic, LLC, a limited liability company organized in Delaware on March 28, 2018; (7) Spacebound, LLC, a limited liability company organized in Delaware on February 12, 2019; and (8) Superform, LLC, limited liability company organized in Delaware on August 6, 2019.

currently in production. The Issuer plans to use the proceeds of this Offering to develop and market video games, including its first in-house video game based on the *Invincible* universe. Accordingly, the Issuer further intends to leverage its prior video game industry experience with the surge in popularity of *Invincible* generated from the critically acclaimed animated series. The proceeds of this Offering will be used as set forth in "Use of Proceeds" below.

**The Issuer's Products/Content**

The Issuer is the holding company for a multi-platform entertainment enterprise which owns and operates various media franchises as well as develops content and products based on its own intellectual property and licensed intellectual property for distribution across various platforms. The Issuer's content includes comics and other books, television series, film, video games, tabletop games, digital content, audio programming and mobile applications. Its most popular content and products include the following:

| Media Property | Description |
|---|---|
| ***The Walking Dead*** | *The Walking Dead* is a tale of struggle and survival that has captivated the world. *The Walking Dead*, created by Robert Kirkman, is a post-apocalyptic story about the families, bonds, and trials that test those bonds in the most desperate of times. The Issuer has developed various television series, interactive games, comic series, and other media based off *The Walking Dead*. |
| ***Invincible*** | Created by Robert Kirkman and Cory Walker, the comic *Invincible #1* debuted to critical acclaim on January 22, 2003. Soon after, they were joined by artist and contributing creator Ryan Ottley. Throughout its fifteen-year run, *Invincible* not only continued for a historic 144-issues but also spawned multiple spin-off series. An animated series was launched on Amazon Prime in March 2021 to critical acclaim based off this franchise. The Issuer is currently developing a video game, live-action movie, and new comic book projects based off of *Invincible*. |
| ***Impact Winter*** | *Impact Winter* is an original podcast story of apocalypse, horror, and adventure, is a wholly original new saga created just for Audible with immersive 3D audio that dares you to pop in your earbuds and listen in the dark. Venture into an eternally sunless world of swords and crossbows; primal hunters and shape-shifters; leaders and lovers. |
| ***Energon Universe*** | *Void Rivals, Transformers, Duke, Cobra Commander, Destro and Scarlett* are licensed comic book series published by the Issuer that combine the ever-popular Hasbro brands, *Transformers* and *G.I. Joe*, to form the Energon Universe, along with new concepts developed in partnership by Hasbro and the Issuer. |
| ***Superfight*** | *Superfight* is a party card game in which players have to make a combination of cards that represent their own superpowers and face off against a villain in the same fashion, and the players must then argue about how their created superhero can defeat other heroes, or a villain character depending on the game mode being played. |

The above is intended to be a non-exhaustive description of the Issuer's most popular media franchises upon which it primarily focuses its business efforts, but in addition to the above, the Issuer from time to time also produces and develops media content and other products based on its other intellectual property listed in "Intellectual Property" below or other licensed intellectual property.

**Customer Base**

The Issuer develops and produces content in several forms of media such as television, film, video games, comic books, music, and other forms of interactive entertainment. The Issuer's target audience generally consists of millennials and Gen Z, but we aim to produce content that appeals to all demographics.

*Invincible* attracts a critical, hard to reach audience which predominantly consists of males 18 – 34 (90% male / 10% female). These consumers:

- are heavily interested in genre content, which is a key pillar for engagement on streaming services and gaming platforms;

- identify as gamers, over-indexing the average audience 4.25x; by 2x in how much they spend on video games vs. anything else; and spend 2x on video games and hardware than the average person;
- are tech savvy, and identify as entertainment junkies, leisure collectors, sports enthusiasts, and comic book readers; and
- are dedicated, influential, and consumers of a wide variety of products across tech, entertainment, and more.

**Intellectual Property[3]**

Registered Trademarks and Trademark Applications:

| Trademark | Country | App. No. | Filing Date | Reg. No. | Reg. Date | Status |
|---|---|---|---|---|---|---|
| DISSECTING FEAR | AUSTRALIA | 1534358 | 1/20/2020 | 1534358 | 1/20/2020 | REGISTERED |
| POPCRAFT | AUSTRALIA | 1534433 | 1/20/2020 | 1534433 | 1/20/2020 | REGISTERED |
| | AUSTRALIA | 1649192 | 12/22/2021 | 1649192 | 12/22/2021 | REGISTERED |
| TRIAL BY TROLLEY | AUSTRALIA | 1506418 | 11/27/2019 | 1506418 | 11/27/2019 | REGISTERED |
| ATTACK PETER | CANADA | 1596457 | 3/3/2021 | 1596457 | 10/19/2022 | REGISTERED |
| DISSECTING FEAR | CANADA | 1534358 | 1/20/2020 | 1534358 | 1/20/2020 | REGISTERED |
| POPCRAFT | CANADA | 1534433 | 1/20/2020 | 1534433 | 1/20/2020 | REGISTERED |
| RED FLAGS | CANADA | 1888117 | 3/14/2018 | 1075546 | 3/19/2020 | REGISTERED |
| SKYBOUND | CANADA | 1807759 | 11/3/2016 | 1082456 | 9/30/2020 | REGISTERED |
| SKYBOUND COMET | CANADA | 2155900 | 12/22/2021 | 1203156 | 10/11/2023 | REGISTERED |
| | CANADA | 1649192 | 12/22/2021 | 1649192 | 12/22/2021 | REGISTERED |
| SUPERFIGHT | CANADA | 1888115 | 3/14/2018 | 1082537 | 9/30/2020 | REGISTERED |
| SURVIVORS | CANADA | 1807760 | 11/3/2016 | 1126605 | 4/21/2022 | REGISTERED |
| TRIAL BY TROLLEY | CANADA | 1506418 | 11/27/2019 | 1506418 | 11/27/2019 | REGISTERED |
| SKYBOUND | CHINA | 20058741 | 5/24/2016 | 20058741 | 7/14/2017 | REGISTERED |
| SKYBOUND | CHINA | 20058742 | 5/24/2016 | 20058742 | 7/14/2017 | REGISTERED |
| SKYBOUND | CHINA | 20058743 | 5/24/2016 | 20058743 | 7/14/2017 | REGISTERED |
| SKYBOUND | CHINA | 20058744 | 5/24/2016 | 20058744 | 7/14/2017 | REGISTERED |
| SKYBOUND | CHINA | 20058745 | 5/24/2016 | 20058745 | 7/14/2017 | REGISTERED |
| SKYBOUND | CHINA | 20058746 | 5/24/2016 | 20058746 | 7/14/2017 | REGISTERED |
| SKYBOUND | CHINA | 20058747 | 5/24/2016 | 20058747 | 9/28/2017 | REGISTERED |
| SKYBOUND | CHINA | 20058748 | 5/24/2016 | 20058748 | 7/14/2017 | REGISTERED |
| SURVIVORS | CHINA | 23318976 | 3/29/2017 | 23318976 | 3/21/2018 | REGISTERED |

[3] Unless otherwise noted, this section reflects the owned intellectual property of the Issuer and its wholly-owned subsidiaries. One of Skybound, LLC, Shoe Leather Digital, Inc., Maple Media, LLC or Super Basic, LLC (each, a wholly-owned subsidiary of the Issuer) is the owner of the listed owned intellectual property. The Issuer and its subsidiaries also license certain intellectual property from third parties.

| Trademark | Country | App. No. | Filing Date | Reg. No. | Reg. Date | Status |
|---|---|---|---|---|---|---|
| | CHINA | 65488837 | 6/23/2022 | 65488837 | 12/7/2022 | REGISTERED |
| DISSECTING FEAR | EUROPEAN UNION | 1534358 | 1/20/2020 | 1534358 | 1/20/2020 | REGISTERED |
| INFINITE VACATION | EUROPEAN UNION | 018599028 | 11/12/2021 | | | OPPOSED |
| | EUROPEAN UNION | 1649192 | 12/22/2021 | 1649192 | 12/22/2021 | REGISTERED |
| | EUROPEAN UNION | 018101634 | 7/30/2019 | 018101634 | 2/22/2020 | REGISTERED |
| | EUROPEAN UNION | 015990443 | 11/2/2016 | 015990443 | 4/18/2017 | REGISTERED |
| TRIAL BY TROLLEY | EUROPEAN UNION | 018142025 | 10/23/2019 | 018142025 | 2/13/2020 | REGISTERED |
| SKYBOUND | JAPAN | 2016122654 | 11/4/2016 | 5959979 | 6/30/2017 | REGISTERED |
| | JAPAN | 2016122655 | 11/4/2016 | 6020205 | 2/16/2018 | REGISTERED |
| TRIAL BY TROLLEY | JAPAN | 1506418 | 11/27/2019 | 1506418 | 11/27/2019 | REGISTERED |
| DISSECTING FEAR | NEW ZEALAND | 1534358 | 1/20/2020 | 1534358 | 1/20/2020 | REGISTERED |
| POPCRAFT | NEW ZEALAND | 1534433 | 1/20/2020 | 1534433 | 1/20/2020 | REGISTERED |
| | NEW ZEALAND | 1649192 | 12/22/2021 | 1649192 | 12/22/2021 | REGISTERED |
| ATTACK PETER | UNITED KINGDOM | 1596457 | 3/3/2021 | 1596457 | 3/3/2021 | REGISTERED |
| DISSECTING FEAR | UNITED KINGDOM | 1534358 | 1/20/2020 | 1534358 | 1/20/2020 | REGISTERED |
| INFINITE VACATION | UNITED KINGDOM | UK00003720909 | 11/12/2021 | UK00003720909 | 2/4/2022 | REGISTERED |

| Trademark | Country | App. No. | Filing Date | Reg. No. | Reg. Date | Status |
|---|---|---|---|---|---|---|
| | UNITED KINGDOM | 1649192 | 12/22/2021 | 1649192 | 12/22/2021 | REGISTERED |
| | UNITED KINGDOM | UK00918101634 | 7/30/2019 | UK00918101634 | 2/22/2020 | REGISTERED |
| SURVIVORS | UNITED KINGDOM | UK00915990443 | 11/2/2016 | UK00915990443 | 4/18/2017 | REGISTERED |
| TRIAL BY TROLLEY | UNITED KINGDOM | 1506418 | 11/27/2019 | 1506418 | 11/27/2019 | REGISTERED |
| TRIAL BY TROLLEY | UNITED KINGDOM | UK00918142025 | 10/23/2019 | UK00918142025 | 2/13/2020 | REGISTERED |
| ATTACK PETER | UNITED STATES | 90159397 | 9/4/2020 | 6577766 | 11/30/2021 | REGISTERED |
| ATTACK PETER | UNITED STATES | 90159435 | 9/4/2020 | 6376817 | 6/8/2021 | REGISTERED |
| ATTACK PETER | UNITED STATES | 90159455 | 9/4/2020 | 6345964 | 5/11/2021 | REGISTERED |
| DISSECTING FEAR | UNITED STATES | 88573597 | 8/9/2019 | 6006855 | 3/10/2020 | REGISTERED |
| GAMMA RAY | UNITED STATES | 90272292 | 10/22/2020 | 6418220 | 7/13/2021 | REGISTERED |
| GammaRay | UNITED STATES | 87862926 | 4/4/2018 | 6228418 | 12/22/2020 | REGISTERED |
| GammaRay | UNITED STATES | 87982476 | 4/4/2018 | 5985285 | 2/11/2020 | REGISTERED |
| IMPACT WINTER | UNITED STATES | 97474849 | 6/24/2022 | 7538300 | 10/15/2024 | REGISTERED |
| IMPACT WINTER | UNITED STATES | 97475212 | 6/24/2022 | 7482875 | 8/20/2024 | REGISTERED |
| IMPACT WINTER | UNITED STATES | 97475234 | 6/24/2022 | | | ALLOWED |
| INSIDERS | UNITED STATES | 98684592 | 8/6/2024 | | | PENDING |
| POPCRAFT | UNITED STATES | 88569734 | 8/7/2019 | 6006645 | 3/10/2020 | REGISTERED |
| SKYBOUND | UNITED STATES | 87023853 | 5/3/2016 | 5788130 | 6/25/2019 | REGISTERED |
| SKYBOUND | UNITED STATES | 87979582 | 5/3/2016 | 5699374 | 3/12/2019 | REGISTERED |
| SKYBOUND | UNITED STATES | 97430018 | 5/26/2022 | 7634434 | 12/31/2024 | REGISTERED |

| Trademark | Country | App. No. | Filing Date | Reg. No. | Reg. Date | Status |
|---|---|---|---|---|---|---|
| | UNITED STATES | 97031414 | 9/16/2021 | 6871527 | 10/11/2022 | REGISTERED |
| SKYBOUND COMET | UNITED STATES | 90795075 | 6/25/2021 | 7037999 | 4/25/2023 | REGISTERED |
| SKYBOUND COMET | UNITED STATES | 90795081 | 6/25/2021 | 7076209 | 6/6/2023 | REGISTERED |
| SKYBOUND COMET | UNITED STATES | 90795089 | 6/25/2021 | 7038000 | 4/25/2023 | REGISTERED |
| | UNITED STATES | 90795125 | 6/25/2021 | 7038001 | 4/25/2023 | REGISTERED |
| | UNITED STATES | 90795136 | 6/25/2021 | 7076210 | 6/6/2023 | REGISTERED |
| | UNITED STATES | 90795153 | 6/25/2021 | 7038002 | 4/25/2023 | REGISTERED |
| SKYBOUND ENTERTAINMENT | UNITED STATES | 97421546 | 5/20/2022 | 6895343 | 11/8/2022 | REGISTERED |
| SKYBOUND ENTERTAINMENT | UNITED STATES | 97596408 | 9/19/2022 | 7195693 | 10/17/2023 | REGISTERED |
| | UNITED STATES | 90546902 | 2/25/2021 | 6636777 | 2/8/2022 | REGISTERED |
| | UNITED STATES | 90546938 | 2/25/2021 | 6636778 | 2/8/2022 | REGISTERED |
| | UNITED STATES | 97429995 | 5/26/2022 | 6895347 | 11/8/2022 | REGISTERED |

| Trademark | Country | App. No. | Filing Date | Reg. No. | Reg. Date | Status |
|---|---|---|---|---|---|---|
| SPIRITS OF THE APOCALYPSE | UNITED STATES | 88155750 | 10/15/2018 | 5956921 | 1/7/2020 | REGISTERED |
| SUPERFIGHT | UNITED STATES | 86374896 | 8/22/2014 | 4860653 | 11/24/2015 | REGISTERED |
| SURVIVORS | UNITED STATES | 87023862 | 5/3/2016 | 5836431 | 8/13/2019 | REGISTERED |
| THIEF OF THIEVES | UNITED STATES | 85980174 | 2/16/2012 | 4430107 | 11/5/2013 | REGISTERED |
| THIEF OF THIEVES | UNITED STATES | 86520589 | 1/31/2015 | 5570894 | 9/25/2018 | REGISTERED |
| TRIAL BY TROLLEY | UNITED STATES | 88468301 | 6/11/2019 | 6009611 | 3/10/2020 | REGISTERED |
| ATTACK PETER | WIPO | A0106087 | 3/3/2021 | 1596457 | 3/3/2021 | REGISTERED |
| DISSECTING FEAR | WIPO | A0093421 | 1/20/2020 | 1534358 | 1/20/2020 | REGISTERED |
| POPCRAFT | WIPO | A0093420 | 1/20/2020 | 1534433 | 1/20/2020 | REGISTERED |
|  | WIPO | A0117656 | 12/22/2021 | 1649192 | 12/22/2021 | REGISTERED |
| TRIAL BY TROLLEY | WIPO | A0092061 | 11/27/2019 | 1506418 | 11/27/2019 | REGISTERED |
| MAPLE MEDIA | UNITED STATES | 88153755 | 10/12/2018 | 5792398 | 7/2/2019 | REGISTERED |
| WE HEART IT | UNITED STATES | 97693407 | 11/28/2022 | 7274884 | 1/16/2024 | REGISTERED |
| FOODUCATE | UNITED STATES | 97693419 | 11/28/2022 | 7274885 | 1/16/2024 | REGISTERED |
| SKATE JAM | UNITED STATES | 88153758 | 10/12/2018 | 5864254 | 9/17/2019 | REGISTERED |
| SKATEBOARD PARTY | UNITED STATES | 85618833 | 5/7/2012 | 4267940 | 1/1/2013 | REGISTERED |
| PLAYER FM | UNITED KINGDOM | UK00002603007 | 11/30/2011 | UK00002603007 | 5/25/2012 | REGISTERED |
| SNOWBOARD PARTY | CANADA | 1707183 | 12/15/2014 | TMA938345 | 5/18/2016 | REGISTERED |
| SKATEBOARD PARTY | CANADA | 1582262 | 6/15/2012 | TMA876748 | 4/30/2014 | REGISTERED |
| HOCKEY FIGHT | CANADA | 1582264 | 6/15/2012 | TMA870550 | 2/3/2014 | REGISTERED |
| DRIFT MANIA | CANADA | 1551008 | 11/7/2011 | TMA837046 | 11/26/2012 | REGISTERED |

Master Trademark License:

Robert Kirkman, via his entity Robert Kirkman, Inc., is party to an Amended and Restated Master License Agreement with Skybound, LLC (a wholly-owned subsidiary of the Issuer) pursuant to which Skybound, LLC has the exclusive license to commercialize all comic books created by Robert Kirkman as merchandise, comic books and video games, and the exclusive administration rights in connection with any motion picture or television projects based on any of the comic books, which includes, among others, *The Walking Dead* and *Invincible*.

Registered Copyrights and Copyright Applications:

| Title: | Issue Registered: | Registration No. or Document No.: | Registration Date or Recordation Date: | Publication Date or Execution Date: | Nation of First Publication: |
|---|---|---|---|---|---|
| Assassin Nation | vol. 1, no. 1 | TX0008740189 | 4/25/2019 | 3/13/2019 | United States |
| Assassin Nation | vol. 1, no. 2 | TX0008785978 | 7/23/2019 | 4/17/2019 | United States |
| Assassin Nation | vol. 1, no. 3 | TX0008785977 | 7/23/2019 | 5/22/2019 | United States |
| Assassin Nation | vol. 1, no. 4 | TX0008785968 | 7/23/2019 | 6/19/2019 | United States |
| Assassin Nation | vol. 1, no. 5 | TX0008811802 | 10/25/2019 | 7/17/2019 | United States |
| Birthright | vol. 1, no. 1 | TX0007975623 | 2/4/2015 | 10/8/2014 | United States |
| Birthright | vol. 1, no. 2 | TX0007980763 | 2/2/2015 | 11/5/2014 | United States |
| Birthright | vol. 1, no. 3 | TX0007980771 | 2/2/2015 | 12/3/2014 | United States |
| Birthright | vol. 1, no. 4 | TX0008740630 | 4/25/2019 | 1/7/2015 | United States |
| Birthright | vol. 1, no. 5 | TX0008054843 | 6/26/2015 | 2/4/2015 | United States |
| Birthright | vol. 1, no. 6 | TX0008054869 | 6/26/2015 | 4/8/2015 | United States |
| Birthright | vol. 1, no. 7 | TX0008081988 | 8/24/2015 | 5/13/2015 | United States |
| Birthright | vol. 1, no. 8 | TX0008081972 | 8/24/2015 | 6/10/2015 | United States |
| Birthright | vol. 1, no. 9 | TX0008081961 | 8/24/2015 | 7/22/2015 | United States |
| Birthright | vol. 1, no. 10 | TX0008081959 | 8/24/2015 | 8/19/2015 | United States |
| Birthright | vol. 1, no. 11 | TX0008171258 | 12/11/2015 | 11/11/2015 | United States |
| Birthright | vol. 1, no. 12 | TX0008169223 | 3/17/2016 | 12/9/2015 | United States |
| Birthright | vol. 1, no. 13 | TX0008169220 | 3/17/2016 | 1/13/2016 | United States |
| Birthright | vol. 1, no. 14 | TX0008169222 | 3/17/2016 | 2/17/2016 | United States |
| Birthright | vol. 1, no. 15 | TX0008355586 | 4/7/2017 | 3/23/2016 | United States |
| Birthright | vol. 1, no. 16 | TX0008315020 | 8/15/2016 | 6/8/2016 | United States |

| | | | | | |
|---|---|---|---|---|---|
| Birthright | vol. 1, no. 17 | TX0008315022 | 8/15/2016 | 7/13/2016 | United States |
| Birthright | vol. 1, no. 18 | TX0008340530 | 11/22/2016 | 8/10/2016 | United States |
| Birthright | vol. 1, no. 19 | TX0008340531 | 11/22/2016 | 9/14/2016 | United States |
| Birthright | vol. 1, no. 20 | TX0008340533 | 11/22/2016 | 10/26/2016 | United States |
| Birthright | vol. 1, no. 21 | TX0008355585 | 4/7/2017 | 1/11/2017 | United States |
| Birthright | vol. 1, no. 22 | TX0008355579 | 4/7/2017 | 2/8/2017 | United States |
| Birthright | vol. 1, no. 23 | TX0008355576 | 4/7/2017 | 3/22/2017 | United States |
| Birthright | vol. 1, no. 24 | TX0008411567 | 7/31/2017 | 5/17/2017 | United States |
| Birthright | vol. 1, no. 25 | TX0008411568 | 7/31/2017 | 6/14/2017 | United States |
| Birthright | vol. 1, no. 26 | TX0008549793 | 11/7/2017 | 9/13/2017 | United States |
| Birthright | vol. 1, no. 27 | TX0008549772 | 11/7/2017 | 10/11/2017 | United States |
| Birthright | vol. 1, no. 28 | TX0008550900 | 12/28/2017 | 11/8/2017 | United States |
| Birthright | vol. 1, no. 29 | | | 1/3/2018 | United States |
| Birthright | vol. 1, no. 30 | | | 2/21/2018 | United States |
| Birthright | vol. 1, no. 31 | TX0008740614 | 4/25/2019 | 9/12/2018 | United States |
| Birthright | vol. 1, no. 32 | TX0008740634 | 4/25/2019 | 10/10/2018 | United States |
| Birthright | vol. 1, no. 33 | TX0008740606 | 4/25/2019 | 11/14/2018 | United States |
| Birthright | vol. 1, no. 34 | TX0008740603 | 4/25/2019 | 12/12/2018 | United States |
| Birthright | vol. 1, no. 35 | TX0008740583 | 4/25/2019 | 1/9/2019 | United States |
| Birthright | vol. 1, no. 36 | TX0008785942 | 7/23/2019 | 6/5/2019 | United States |
| Birthright | vol. 1, no. 37 | TX0008811730 | 10/25/2019 | 7/3/2019 | United States |
| Birthright | vol. 1, no. 38 | TX0008811736 | 10/25/2019 | 8/7/2019 | United States |
| Birthright | vol. 1, no. 39 | TX0008807514 | 10/25/2019 | 9/4/2019 | United States |

| | | | | | |
|---|---|---|---|---|---|
| Birthright | vol. 1, no. 40 | TX0008968634 | 2/7/2020 | 10/2/2019 | United States |
| Birthright | vol. 1, no. 41 | | | 2/5/2020 | United States |
| Birthright | vol. 1, no. 42 | | | 3/4/2020 | United States |
| Birthright | vol. 1, no. 43 | | | 5/20/2020 | United States |
| Birthright | vol. 1, no. 44 | | | 6/17/2020 | United States |
| Birthright | vol. 1, no. 45 | | | 7/22/2020 | United States |
| Birthright | vol. 1, no. 46 | | | 2/10/2021 | United States |
| Birthright | vol. 1, no. 47 | | | 3/10/2021 | United States |
| Birthright | vol. 1, no. 48 | | | 4/14/2021 | United States |
| Birthright | vol. 1, no. 49 | | | 5/12/2021 | United States |
| Birthright | vol. 1, no. 50 | | | 6/9/2021 | United States |
| Clone | vol. 1, no. 2 | TX0008019124 | 1/18/2013 | 12/12/2012 | United States |
| Clone | vol. 1, no. 3 | TX0007640626 | 1/18/2013 | 1/9/2013 | United States |
| Clone | vol. 1, no. 4 | TX0008739011 | 4/25/2019 | 2/13/2013 | United States |
| Clone | vol. 1, no. 5 | TX0007700492 | 6/17/2013 | 5/22/2013 | United States |
| Clone | vol. 1, no. 6 | TX0007700481 | 6/17/2013 | 4/24/2013 | United States |
| Clone | vol. 1, no. 7 | TX0007731396 | 8/8/2013 | 5/29/2013 | United States |
| Clone | vol. 1, no. 8 | TX0007731393 | 8/8/2013 | 6/26/2013 | United States |
| Clone | vol. 1, no. 9 | TX0007731395 | 8/8/2013 | 7/24/2013 | United States |
| Clone | vol. 1, no. 10 | TX0007756160 | 11/4/2013 | 9/11/2013 | United States |
| Clone | vol. 1, no. 11 | TX0007794931 | 1/9/2014 | 10/23/2013 | United States |
| Clone | vol. 1, no. 12 | TX0007804585 | 2/17/2014 | 11/20/2013 | United States |
| Clone | vol. 1, no. 13 | TX0007804588 | 2/17/2014 | 12/18/2013 | United States |

| | | | | | |
|---|---|---|---|---|---|
| Clone | vol. 1, no. 14 | TX0007804513 | 2/17/2014 | 1/15/2014 | United States |
| Clone | vol. 1, no. 15 | TX0007822473 | 3/14/2014 | 3/5/2014 | United States |
| Clone | vol. 1, no. 16 | TX0007851350 | 5/21/2014 | 5/7/2014 | United States |
| Clone | vol. 1, no. 17 | TX0007914946 | 6/11/2014 | 6/4/2014 | United States |
| Clone | vol. 1, no. 18 | TX0007979979 | 1/15/2015 | 7/2/2014 | United States |
| Clone | vol. 1, no. 19 | TX0008048606 | 6/29/2015 | 8/6/2014 | United States |
| Clone | vol. 1, no. 20 | TX0007979978 | 1/15/2015 | 9/17/2014 | United States |
| Crude | vol. 1, no. 1 | TX0008652052 | 8/22/2018 | 4/11/2018 | United States |
| Crude | vol. 1, no. 2 | TX0008652059 | 8/22/2018 | 5/16/2018 | United States |
| Crude | vol. 1, no. 3 | TX0008652108 | 8/22/2018 | 6/20/2018 | United States |
| Crude | vol. 1, no. 4 | TX0008652095 | 8/22/2018 | 7/18/2018 | United States |
| Crude | vol. 1, no. 5 | TX0008652082 | 8/22/2018 | 8/15/2018 | United States |
| Crude | vol. 1, no. 6 | TX0008741311 | 4/16/2019 | 9/19/2018 | United States |
| Dead Body Road | vol. 1, no. 1 | TX0007794940 | 1/9/2014 | 12/11/2013 | United States |
| Dead Body Road | vol. 1, no. 2 | TX0007804530 | 2/17/2014 | 1/22/2014 | United States |

| | | | | | |
|---|---|---|---|---|---|
| Dead Body Road | vol. 1, no. 3 | TX0007817048 | 3/17/2014 | 2/26/2014 | United States |
| Dead Body Road | vol. 1, no. 4 | TX0007844513 | 4/17/2014 | 3/26/2014 | United States |
| Dead Body Road | vol. 1, no. 5 | TX0007914954 | 6/9/2014 | 4/24/2014 | United States |
| Dead Body Road | vol. 1, no. 6 | TX0007914952 | 6/9/2014 | 5/28/2014 | United States |
| Dead Body Road: Bad Blood | vol. 1, no. 1 | TX0007794940 | 6/24/2020 | 6/24/2020 | United States |
| Dead Body Road: Bad Blood | vol. 1, no. 2 | TX0007804530 | 7/29/2020 | 7/29/2020 | United States |
| Dead Body Road: Bad Blood | vol. 1, no. 3 | TX0007817048 | 8/26/2020 | 8/26/2020 | United States |
| Dead Body Road: Bad Blood | vol. 1, no. 4 | TX0007844513 | 9/23/2020 | 9/23/2020 | United States |
| Dead Body Road: Bad Blood | vol. 1, no. 5 | TX0007914954 | 10/28/2020 | 10/28/2020 | United States |
| Dead Body Road: Bad Blood | vol. 1, no. 6 | TX0007914952 | 12/2/2020 | 12/2/2020 | United States |
| Delusion: Lies Within | N/A | PAu003878855 | 3/21/2017 | N/A | N/A |
| Demonic | vol. 1, no. 1 | TX0008340520 | 11/22/2016 | 8/17/2016 | United States |
| Demonic | vol. 1, no. 2 | TX0008340519 | 11/22/2016 | 9/21/2016 | United States |
| Demonic | vol. 1, no. 3 | TX0008340518 | 11/22/2016 | 10/19/2016 | United States |
| Demonic | vol. 1, no. 4 | TX0008340515 | 11/22/2016 | 11/16/2016 | United States |
| Demonic | vol. 1, no. 5 | TX0008355608 | 4/7/2017 | 12/21/2016 | United States |
| Demonic | vol. 1, no. 6 | TX0008355605 | 4/7/2017 | 1/18/2017 | United States |
| Evolution | vol. 1, no. 1 | TX0008550881 | 12/28/2017 | 11/15/2017 | United States |
| Evolution | vol. 1, no. 2 | TX0008550876 | 12/28/2017 | 12/20/2017 | United States |
| Evolution | vol. 1, no. 3 | | | 1/17/2018 | United States |
| Evolution | vol. 1, no. 4 | | | 2/21/2018 | United States |

| | | | | | |
|---|---|---|---|---|---|
| Evolution | vol. 1, no. 5 | | | 3/21/2018 | United States |
| Evolution | vol. 1, no. 6 | TX0008695699 | 9/7/2018 | 4/18/2018 | United States |
| Evolution | vol. 1, no. 7 | TX0008652104 | 8/22/2018 | 6/20/2018 | United States |
| Evolution | vol. 1, no. 8 | TX0008652099 | 8/22/2018 | 7/18/2018 | United States |
| Evolution | vol. 1, no. 9 | TX0008652086 | 8/22/2018 | 8/15/2018 | United States |
| Evolution No. 10 | vol. 1, no. 10 | TX0008741324 | 4/25/2019 | 9/28/2018 | United States |
| Evolution No. 11 | vol. 1, no. 11 | TX0008741601 | 4/25/2019 | 10/17/2018 | United States |
| Evolution No. 12 | vol. 1, no. 12 | TX0008741560 | 4/25/2019 | 11/21/2018 | United States |
| Evolution | vol. 1, no. 13 | TX0008741554 | 4/25/2019 | 1/16/2019 | United States |
| Evolution | vol. 1, no. 14 | TX0008741550 | 4/25/2019 | 2/20/2019 | United States |
| Evolution | vol. 1, no. 15 | TX0008741496 | 4/25/2019 | 3/20/2019 | United States |
| Evolution | vol. 1, no. 17 | TX0008807469 | 10/25/2019 | 7/17/2019 | United States |
| Evolution | vol. 1, no. 18 | TX0008807465 | 10/25/2019 | 9/25/2019 | United States |
| Excellence | vol. 1, no. 1 | TX0008781348 | 7/24/2019 | 5/8/2019 | United States |
| Excellence | vol. 1, no. 2 | TX0008781350 | 7/24/2019 | 6/19/2019 | United States |
| Excellence | vol. 1, no. 3 | TX0008807444 | 10/25/2019 | 7/17/2019 | United States |
| Excellence | vol. 1, no. 4 | TX0008809143 | 10/25/2019 | 8/21/2019 | United States |

| | | | | | |
|---|---|---|---|---|---|
| Excellence | vol. 1, no. 5 | TX0008809146 | 10/25/2019 | 9/18/2019 | United States |
| Excellence | vol. 1, no. 6 | TX0008968648 | 2/7/2020 | 10/16/2019 | United States |
| Excellence | vol. 1, no. 7 | | | 6/10/2020 | United States |
| Excellence | vol. 1, no. 8 | | | 7/8/2020 | United States |
| Excellence | vol. 1, no. 9 | | | 8/12/2020 | United States |
| Excellence | vol. 1, no. 10 | | | 2/17/2021 | United States |
| Excellence | vol. 1, no. 11 | | | 9/8/2021 | United States |
| Excellence | vol. 1, no. 12 | | | 1/19/2022 | United States |
| Extremity | vol. 1, no. 1 | TX0008355592 | 4/7/2017 | 3/1/2017 | United States |
| Extremity | vol. 1, no. 2 | TX0008411579 | 7/31/2017 | 4/5/2017 | United States |
| Extremity | vol. 1, no. 3 | TX0008411580 | 7/31/2017 | 5/3/2017 | United States |
| Extremity | vol. 1, no. 4 | TX0008411581 | 7/31/2017 | 6/7/2017 | United States |
| Extremity | vol. 1, no. 5 | TX0008411582 | 7/31/2017 | 7/5/2017 | United States |
| Extremity | vol. 1, no. 6 | TX0008551038 | 11/7/2017 | 8/2/2017 | United States |
| Extremity | vol. 1, no. 7 | TX0008549797 | 11/7/2017 | 10/4/2017 | United States |
| Extremity | vol. 1, no. 8 | TX0008550954 | 12/28/2017 | 11/1/2017 | United States |
| Extremity | vol. 1, no. 9 | TX0008550913 | 12/28/2017 | 12/6/2017 | United States |
| Extremity | vol. 1, no. 10 | | | 1/3/2018 | |
| Extremity | vol. 1, no. 11 | | | 2/7/2018 | |
| Extremity | vol. 1, no. 12 | | | 3/7/2018 | |
| Gasolina | vol. 1, no. 1 | TX0008549807 | 11/7/2017 | 9/20/2017 | United States |
| Gasolina | vol. 1, no. 2 | TX0008549808 | 11/7/2017 | 10/25/2017 | United States |
| Gasolina | vol. 1, no. 3 | TX0008550917 | 12/28/2017 | 11/22/2017 | United States |

| | | | | | |
|---|---|---|---|---|---|
| Gasolina | vol. 1, no. 4 | | | 12/27/2017 | |
| Gasolina | vol. 1, no. 5 | | | 1/24/2018 | |
| Gasolina | vol. 1, no. 6 | | | 2/28/2018 | |
| Gasolina | vol. 1, no. 7 | TX0008647852 | 8/22/2018 | 4/25/2018 | United States |
| Gasolina | vol. 1, no. 8 | TX0008647848 | 8/22/2018 | 5/23/2018 | United States |
| Gasolina | vol. 1, no. 9 | TX0008652090 | 8/22/2018 | 6/27/2018 | United States |
| Gasolina | vol. 1, no. 10 | TX0008739081 | 4/25/2019 | 7/25/2018 | United States |
| Gasolina | vol. 1, no. 11 | TX0008737261 | 4/25/2019 | 8/22/2018 | United States |
| Gasolina | vol. 1, no. 12 | TX0008737256 | 4/25/2019 | 9/26/2018 | United States |
| Gasolina | vol. 1, no. 13 | TX0008737247 | 4/25/2019 | 12/5/2018 | United States |
| Gasolina | vol. 1, no. 14 | TX0008737236 | 4/25/2019 | 1/2/2019 | United States |
| Gasolina | vol. 1, no. 15 | TX0008739088 | 4/25/2019 | 2/6/2019 | United States |
| Gasolina | vol. 1, no. 16 | TX0008739097 | 4/25/2019 | 3/6/2019 | United States |
| Gasolina | vol. 1, no. 17 | TX0008780927 | 7/24/2019 | 4/3/2019 | United States |
| Gasolina | vol. 1, no. 18 | TX0008781351 | 7/24/2019 | 5/22/2019 | United States |
| Ghosted | vol. 1, no. 1 | TX0007731402 | 8/8/2013 | 7/10/2013 | United States |
| Ghosted | vol. 1, no.2 | TX0007743444 | 8/30/2013 | 8/14/2013 | United States |
| Ghosted | vol. 1, no. 3 | TX0007756159 | 11/4/2013 | 9/11/2013 | United States |
| Ghosted | vol. 1, no. 4 | TX0007756162 | 11/4/2013 | 10/9/2013 | United States |
| Ghosted | vol. 1, no. 5 | TX0007794938 | 1/9/2014 | 11/6/2013 | United States |

| | | | | | |
|---|---|---|---|---|---|
| Ghosted | vol. 1, no. 6 | TX0007804524 | 2/17/2014 | 1/15/2014 | United States |
| Ghosted | vol. 1, no. 7 | TX0007814992 | 3/5/2014 | 2/19/2014 | United States |
| Ghosted | vol. 1, no. 8 | TX0007844524 | 4/17/2014 | 3/19/2014 | United States |
| Ghosted | vol. 1, no. 9 | TX0007851348 | 5/21/2014 | 4/23/2014 | United States |
| Ghosted | vol. 1, no. 10 | TX0007854246 | 5/30/2014 | 5/21/2014 | United States |
| Ghosted | vol. 1, no. 11 | TX0007983078 | 1/28/2015 | 7/9/2014 | United States |
| Ghosted | vol. 1, no. 12 | TX0007914697 | 8/28/2014 | 8/13/2014 | United States |
| Ghosted | vol. 1, no. 13 | TX0007952224 | 12/11/2014 | 9/10/2014 | United States |
| Ghosted | vol. 1, no. 14 | TX0007979961 | 1/15/2015 | 10/1/2014 | United States |
| Ghosted | vol. 1, no. 14 | TX0007980767 | 2/2/2015 | 10/8/2014 | United States |
| Ghosted | vol. 1, no. 15 | TX0008081957 | 8/24/2015 | 11/12/2014 | United States |
| Ghosted | vol. 1, no. 16 | TX0008081956 | 8/24/2015 | 1/14/2015 | United States |
| Ghosted | vol. 1, no. 17 | TX0008054845 | 6/26/2015 | 2/11/2015 | United States |
| Ghosted | vol. 1, no. 18 | | | 3/11/2015 | United States |
| Ghosted | vol. 1, no. 19 | | | 4/15/2015 | United States |
| Ghosted | vol. 1, no. 20 | | | 5/20/2019 | United States |
| Green Valley | vol. 1, no. 1 | TX0008340523 | 11/22/2016 | 10/5/2016 | United States |
| Green Valley | vol. 1, no. 2 | TX0008340521 | 11/22/2016 | 11/9/2016 | United States |
| Green Valley | vol. 1, no. 3 | TX0008355541 | 4/7/2017 | 12/14/2016 | United States |
| Green Valley | vol. 1, no. 4 | TX0008355540 | 4/7/2017 | 1/11/2017 | United States |
| Green Valley | vol. 1, no. 5 | TX0008355537 | 4/7/2017 | 2/8/2017 | United States |
| Green Valley | vol. 1, no. 6 | TX0008355534 | 4/7/2017 | 3/8/2017 | United States |
| Green Valley | vol. 1, no. 7 | TX0008737324 | 4/25/2019 | 4/12/2017 | United States |

| | | | | | |
|---|---|---|---|---|---|
| Green Valley | vol. 1, no. 8 | TX0008737318 | 4/25/2019 | 5/10/2017 | United States |
| Green Valley | vol. 1, no. 9 | | | 6/14/2017 | |
| Guarding the Globe | vol. 1, no. 1 | TX0007590153 | 9/5/2012 | 9/5/2012 | |
| Guarding the Globe | vol. 1, no. 2 | TX0007590157 | 9/5/2012 | 10/3/2012 | |
| Guarding the Globe | vol. 1, no. 3 | TX0007804539 | 2/17/2014 | 11/7/2012 | United States |
| Guarding the Globe | vol. 1, no. 4 | TX0007804536 | 2/17/2014 | 12/5/2012 | United States |
| Guarding the Globe | vol. 1, no. 5 | TX0007804534 | 2/17/2014 | 1/2/2013 | United States |
| Guarding the Globe | vol. 1, no. 6 | TX0007804551 | 2/17/2014 | 2/6/2013 | United States |
| Hardcore | vol. 1, no. 1 | TX0008640018 | 8/9/2018 | 5/16/2012 | United States |
| Hardcore | vol. 1, no. 2 | TX0008741471 | 4/25/2019 | 1/23/2019 | United States |
| Hardcore | vol. 1, no. 3 | TX0008741470 | 4/25/2019 | 2/27/2019 | United States |
| Hardcore | vol. 1, no. 4 | TX0008741468 | 4/25/2019 | 3/27/2019 | United States |
| Hardcore | vol. 1, no. 5 | TX0008780933 | 7/24/2019 | 4/24/2019 | United States |
| Hardcore: Reloaded | vol. 1, no. 1 | TX0008968822 | 2/7/2020 | 12/18/2019 | United States |
| Hardcore: Reloaded | vol. 1, no. 2 | | | 1/22/2020 | United States |
| Hardcore: Reloaded | vol. 1, no. 3 | | | 2/19/2020 | United States |
| Hardcore: Reloaded | vol. 1, no. 4 | | | 3/18/2020 | United States |
| Hardcore: Reloaded | vol. 1, no. 5 | | | 6/17/2020 | United States |
| Hardcore; series of comic books/graphic novels | N/A | V9963D533 | 10/31/2018 | 10/8/2018 | United States |
| Heart Attack | vol. 1, no. 1 | TX0008968820 | 2/7/2020 | 11/20/2019 | United States |
| Heart Attack | vol. 1, no. 2 | TX0008968569 | 2/7/2020 | 12/18/2019 | United States |
| Heart Attack | vol. 1, no. 3 | | | 1/22/2020 | United States |
| Heart Attack | vol. 1, no. 4 | | | 2/26/2020 | United States |
| Heart Attack | vol. 1, no. 5 | | | 3/25/2020 | United States |

| | | | | | |
|---|---|---|---|---|---|
| Heart Attack | vol. 1, no. 6 | | | 6/17/2020 | United States |
| Horizon | vol. 1, no. 1 | TX0008233056 | 8/10/2016 | 7/13/2016 | United States |
| Horizon | vol. 1, no. 10 | TX0008411564 | 7/31/2017 | 4/19/2017 | United States |
| Horizon | vol. 1, no. 11 | TX0008411565 | 7/31/2017 | 5/17/2017 | United States |
| Horizon | vol. 1, no. 12 | TX0008411566 | 7/31/2017 | 6/21/2017 | United States |
| Horizon | vol. 1, no. 13 | TX0008551046 | 11/7/2017 | 8/16/2017 | United States |
| Horizon | vol. 1, no. 14 | TX0008549790 | 11/7/2017 | 9/20/2017 | United States |
| Horizon | vol. 1, no. 15 | TX0008549775 | 11/7/2017 | 10/18/2017 | United States |
| Horizon | vol. 1, no. 16 | TX0008550922 | 12/28/2017 | 11/15/2017 | United States |
| Horizon | vol. 1, no. 17 | TX0008550926 | 12/28/2017 | 12/20/2017 | United States |
| Horizon | vol. 1, no. 2 | TX0008340547 | 11/22/2016 | 8/17/2016 | United States |
| Horizon | vol. 1, no. 3 | TX0008340548 | 11/22/2016 | 9/21/2016 | United States |
| Horizon | vol. 1, no. 4 | TX0008340549 | 11/22/2016 | 10/19/2016 | United States |
| Horizon | vol. 1, no. 5 | TX0008340524 | 11/22/2016 | 11/16/2016 | United States |
| Horizon | vol. 1, no. 6 | TX0008355550 | 4/7/2017 | 12/21/2016 | United States |
| Horizon | vol. 1, no. 7 | TX0008355549 | 4/7/2017 | 1/18/2017 | United States |
| Horizon | vol. 1, no. 8 | TX0008355546 | 4/7/2017 | 2/15/2017 | United States |
| Horizon | vol. 1, no. 9 | TX0008355544 | 4/7/2017 | 3/15/2017 | United States |
| Horizon | vol. 1, no. 18 | | | 2/21/2018 | United States |
| I Hate This Place | vol. 1, no. 1 | | | 5/18/2022 | United States |
| I Hate This Place | vol. 1, no. 2 | | | 6/22/2022 | United States |
| I Hate This Place | vol. 1, no. 3 | | | 7/27/2022 | United States |

| | | | | | |
|---|---|---|---|---|---|
| I Hate This Place | vol. 1, no. 4 | | | 8/24/2022 | United States |
| I Hate This Place | vol. 1, no. 5 | | | 9/28/2022 | United States |
| I Hate This Place | vol. 1, no. 6 | | | 3/1/2023 | United States |
| I Hate This Place | vol. 1, no. 7 | | | 4/5/2023 | United States |
| I Hate This Place | vol 1, no. 8 | | | 5/3/2023 | United States |
| I Hate This Place | vol. 1, no. 9 | | | 6/7/2023 | United States |
| I Hate This Place | vol. 1, no. 10 | | | 7/5/2023 | United States |
| Kill The Minotaur | vol. 1, no. 1 | TX0008411569 | 7/31/2017 | 6/14/2017 | United States |
| Kill The Minotaur | vol. 1, no. 2 | TX0008411570 | 7/31/2017 | 7/19/2017 | United States |
| Kill The Minotaur | vol. 1, no. 3 | TX0008549787 | 11/7/2017 | 8/16/2017 | United States |
| Kill The Minotaur | vol. 1, no. 4 | TX0008526175 | 11/7/2017 | 9/20/2017 | United States |
| Kill The Minotaur | vol. 1, no. 5 | TX0008551054 | 11/7/2017 | 10/18/2017 | United States |
| Kill the Minotaur | vol. 1, no. 6 | TX0008550941 | 12/28/2017 | 11/15/2017 | United States |
| Manifest Destiny | vol. 1, no. 1 | TX0007794930 | 1/9/2014 | 11/13/2013 | United States |
| Manifest Destiny | vol. 1, no. 2 | TX0007804520 | 2/17/2014 | 12/11/2013 | United States |
| Manifest Destiny | vol. 1, no. 3 | TX0007804527 | 2/17/2014 | 1/8/2014 | United States |
| Manifest Destiny | vol. 1, no. 4 | TX0007804950 | 2/19/2014 | 2/12/2014 | United States |
| Manifest Destiny | vol. 1, no. 5 | TX0007822467 | 3/14/2014 | 3/12/2014 | United States |
| Manifest Destiny | vol. 1, no. 6 | TX0007844518 | 4/17/2014 | 4/9/2014 | United States |
| Manifest Destiny | vol. 1, no. 7 | TX0007899278 | 8/11/2014 | 6/11/2014 | United States |
| Manifest Destiny | vol. 1, no. 8 | TX0007914700 | 8/28/2014 | 7/16/2014 | United States |
| Manifest Destiny | vol. 1, no. 8 | TX0007983852 | 1/28/2015 | 7/16/2014 | United States |

| | | | | | |
|---|---|---|---|---|---|
| Manifest Destiny | vol. 1, no. 9 | TX0007952199 | 12/11/2014 | 8/20/2014 | United States |
| Manifest Destiny | vol. 1, no. 10 | TX0007983906 | 1/27/2015 | 9/17/2014 | United States |
| Manifest Destiny | vol. 1, no. 11 | TX0007979973 | 1/15/2015 | 9/15/2014 | United States |
| Manifest Destiny | vol. 1, no. 12 | TX0007984007 | 1/27/2015 | 12/17/2014 | United States |
| Manifest Destiny | vol. 1, no. 13 | TX0008054846 | 6/26/2015 | 2/18/2015 | United States |
| Manifest Destiny | vol. 1, no. 14 | TX0008054873 | 6/26/2015 | 4/22/2015 | United States |
| Manifest Destiny | vol. 1, no. 15 | TX0008081986 | 8/24/2015 | 6/17/2015 | United States |
| Manifest Destiny | vol. 1, no. 16 | TX0008081989 | 8/24/2015 | 8/19/2015 | United States |
| Manifest Destiny | vol. 1, no. 17 | TX0008557797 | 12/11/2015 | 9/16/2015 | United States |
| Manifest Destiny | vol. 1, no. 17 | TX0008355620 | 4/7/2017 | 9/16/2015 | United States |
| Manifest Destiny | vol. 1, no. 18 | TX0008171272 | 12/11/2015 | 10/28/2015 | United States |
| Manifest Destiny | vol. 1, no. 19 | TX0008315034 | 8/15/2016 | 5/18/2016 | United States |
| Manifest Destiny | vol. 1, no. 20 | TX0008315038 | 8/15/2016 | 6/15/2016 | United States |
| Manifest Destiny | vol. 1, no. 21 | TX0008315048 | 8/15/2016 | 7/20/2016 | United States |
| Manifest Destiny | vol. 1, no. 22 | TX0008340541 | 11/22/2016 | 8/17/2016 | United States |
| Manifest Destiny | vol. 1, no. 23 | TX0008340542 | 11/22/2016 | 9/21/2016 | United States |
| Manifest Destiny | vol. 1, no. 24 | TX0008340544 | 11/22/2016 | 10/19/2016 | United States |
| Manifest Destiny | vol. 1, no. 25 | TX0008355619 | 4/7/2017 | 1/18/2017 | United States |
| Manifest Destiny | vol. 1, no. 26 | TX0008355618 | 4/7/2017 | 2/15/2017 | United States |
| Manifest Destiny | vol. 1, no. 27 | TX0008355616 | 4/7/2017 | 3/15/2017 | United States |
| Manifest Destiny | vol. 1, no. 28 | TX0008411575 | 7/31/2017 | 5/3/2017 | United States |
| Manifest Destiny | vol. 1, no. 29 | TX0008411576 | 7/31/2017 | 6/14/2017 | United States |
| Manifest Destiny | vol. 1, no. 30 | TX0008551041 | 11/7/2017 | 8/9/2017 | United States |

| | | | | | |
|---|---|---|---|---|---|
| Manifest Destiny | vol. 1, no. 31 | TX0008551049 | 11/7/2017 | 10/4/2017 | United States |
| Manifest Destiny | vol. 1, no. 32 | TX0008550949 | 12/28/2017 | 11/29/2017 | United States |
| Manifest Destiny | vol. 1, no. 33 | | | 1/24/2018 | United States |
| Manifest Destiny | vol. 1, no. 34 | | | 3/28/2018 | United States |
| Manifest Destiny | vol. 1, no. 35 | TX0008647854 | 8/22/2018 | 5/23/2018 | United States |
| Manifest Destiny | vol. 1, no. 36 | | | 8/15/2018 | United States |
| Manifest Destiny | vol. 1, no. 37 | TX0008968597 | 2/7/2020 | 10/23/2019 | United States |
| Manifest Destiny | vol. 1, no. 38 | TX0008968600 | 2/7/2020 | 11/6/2019 | United States |
| Manifest Destiny | vol. 1, no. 39 | TX0008968628 | 2/7/2020 | 12/4/2019 | United States |
| Manifest Destiny | vol. 1, no. 40 | | | 1/1/2020 | United States |
| Manifest Destiny | vol. 1, no. 41 | | | 2/5/2020 | United States |
| Manifest Destiny | vol. 1, no. 42 | | | 3/11/2020 | United States |
| Manifest Destiny | vol. 1, no. 43 | | | 5/26/2021 | United States |
| Manifest Destiny | vol. 1, no. 44 | | | 6/23/2021 | United States |
| Manifest Destiny | vol. 1, no. 45 | | | 12/29/2021 | United States |
| Manifest Destiny | vol. 1, no. 46 | | | 5/4/2022 | United States |
| Manifest Destiny | vol. 1, no. 47 | | | 9/21/2022 | United States |
| Manifest Destiny | vol. 1, no. 48 | | | 12/28/2022 | United States |
| Murder Falcon | vol. 1, no. 1 | TX0008741606 | 4/25/2019 | 10/10/2018 | United States |
| Murder Falcon | vol. 1, no. 2 | TX0008741603 | 4/25/2019 | 11/14/2018 | United States |
| Murder Falcon | vol. 1, no. 3 | TX0008741608 | 4/25/2019 | 12/12/2018 | United States |
| Murder Falcon | vol. 1, no. 4 | TX0008741609 | 4/25/2019 | 1/9/2019 | United States |
| Murder Falcon | vol. 1, no. 5 | TX0008741313 | 4/25/2019 | 2/13/2019 | United States |
| Murder Falcon | vol. 1, no. 6 | TX0008741316 | 4/25/2019 | 3/13/2019 | United States |

| | | | | | |
|---|---|---|---|---|---|
| Murder Falcon | vol. 1, no. 7 | TX0008785946 | 7/23/2019 | 4/10/2019 | United States |
| Murder Falcon | vol. 1, no. 8 | TX0008785940 | 7/23/2019 | 5/8/2019 | United States |
| Murderer | vol. 1, no. 1 | TX0008640004 | 8/9/2018 | 12/9/2009 | United States |
| Outer Darkness | vol. 1, no. 1 | TX0008738994 | 4/25/2019 | 11/7/2018 | United States |
| Outer Darkness | vol. 1, no. 10 | TX0008811797 | 10/25/2019 | 9/11/2019 | United States |
| Outer Darkness | vol. 1, no. 11 | TX0008968573 | 2/7/2020 | 10/9/2019 | United States |
| Outer Darkness | vol. 1, no. 12 | TX0008968572 | 2/7/2020 | 11/20/2019 | United States |
| Outer Darkness | vol. 1, no. 2 | TX0008738997 | 4/25/2019 | 12/12/2018 | United States |
| Outer Darkness | vol. 1, no. 3 | TX0008738999 | 4/25/2019 | 1/9/2019 | United States |
| Outer Darkness | vol. 1, no. 4 | TX0008739002 | 4/25/2019 | 2/13/2019 | United States |
| Outer Darkness | vol. 1, no. 5 | TX0008739006 | 4/25/2019 | 3/13/2019 | United States |
| Outer Darkness | vol. 1, no. 8 | TX0008811794 | 10/25/2019 | 7/10/2019 | United States |
| Outer Darkness | vol. 1, no. 9 | TX0008811716 | 10/25/2019 | 8/14/2019 | United States |
| Outer Darkness /Chew | vol. 1, no. 1 | | | 3/4/2020 | United States |
| Outer Darkness /Chew | vol. 1, no. 2 | | | 5/27/2020 | United States |
| Outer Darkness /Chew | vol. 1, no. 3 | | | 6/24/2020 | United States |
| Outpost Zero | vol. 1, no. 1 | TX0008652064 | 8/22/2018 | 7/11/2018 | United States |
| Outpost Zero | vol. 1, no. 10 | TX0008809147 | 10/25/2019 | 7/19/2019 | United States |
| Outpost Zero | vol. 1, no. 11 | TX0008809156 | 10/25/2019 | 7/17/2019 | United States |
| Outpost Zero | vol. 1, no. 12 | TX0008811706 | 10/25/2019 | 8/21/2019 | United States |
| Outpost Zero | vol. 1, no. 13 | TX0008811710 | 10/25/2019 | 9/18/2019 | United States |

| | | | | | |
|---|---|---|---|---|---|
| Outpost Zero | vol. 1, no. 14 | | | 12/18/2019 | United States |
| Outpost Zero | vol. 1, no. 2 | TX0008647957 | 8/22/2018 | 8/8/2018 | United States |
| Outpost Zero | vol. 1, no. 3 | TX0008741463 | 4/25/2019 | 9/5/2018 | United States |
| Outpost Zero | vol. 1, no. 4 | TX0008741361 | 4/25/2019 | 10/10/2018 | United States |
| Outpost Zero | vol. 1, no. 5 | TX0008741462 | 4/25/2019 | 12/19/2018 | United States |
| Outpost Zero | vol. 1, no. 6 | TX0008741351 | 4/25/2019 | 1/16/2019 | United States |
| Outpost Zero | vol. 1, no. 7 | TX0008741338 | 4/25/2019 | 2/20/2019 | United States |
| Outpost Zero | vol. 1, no. 8 | TX0008741327 | 4/25/2019 | 3/20/2019 | United States |
| Outpost Zero | vol. 1, no. 9 | TX0008785955 | 7/23/2019 | 4/17/2019 | United States |
| Reaver | vol. 1, no. 1 | TX0008809144 | 10/25/2019 | 7/10/2019 | United States |
| Reaver | vol. 1, no. 2 | TX0008807473 | 10/25/2019 | 8/14/2019 | United States |
| Reaver | vol. 1, no. 3 | TX0008811719 | 10/25/2019 | 9/11/2019 | United States |
| Reaver | vol. 1, no. 4 | TX0008968589 | 2/7/2020 | 10/9/2019 | United States |
| Reaver | vol. 1, no. 5 | TX0008968594 | 2/7/2020 | 11/13/2019 | United States |
| Reaver | vol. 1, no. 6 | TX0008968585 | 2/7/2020 | 12/11/2020 | United States |
| Reaver | vol. 1, no. 7 | | | 3/11/2020 | United States |
| Reaver | vol. 1, no. 8 | | | 6/3/2020 | United States |
| Reaver | vol. 1, no. 9 | | | 7/1/2020 | United States |
| Reaver | vol. 1, no. 10 | | | 8/5/2020 | United States |
| Reaver | vol. 1, no. 11 | | | 9/9/2020 | United States |
| Redneck | vol. 1, no. 1 | TX0008411583 | 7/31/2017 | 4/19/2017 | United States |
| Redneck | vol. 1, no. 2 | TX0008411585 | 7/31/2017 | 5/24/2017 | United States |

| Redneck | vol. 1, no. 3 | TX0008411586 | 7/31/2017 | 6/28/2017 | United States |
|---|---|---|---|---|---|
| Redneck | vol. 1, no. 4 | TX0008411587 | 7/31/2017 | 7/26/2017 | United States |
| Redneck | vol. 1, no. 5 | TX0008549805 | 11/7/2017 | 8/23/2017 | United States |
| Redneck | vol. 1, no. 6 | TX0008549770 | 11/7/2017 | 9/27/2017 | United States |
| Redneck | vol. 1, no. 7 | TX0008549768 | 12/28/2017 | 11/22/2017 | United States |
| Redneck | vol. 1, no. 8 | | | 12/27/2017 | United States |
| Redneck | vol. 1, no. 9 | | | 1/24/2018 | United States |
| Redneck | vol. 1, no. 10 | | | 2/28/2018 | United States |
| Redneck | vol. 1, no. 11 | | | 3/28/2018 | United States |
| Redneck | vol. 1, no. 12 | TX0008647965 | 8/22/2018 | 4/25/2018 | United States |
| Redneck | vol. 1, no. 13 | TX0008647939 | 8/22/2018 | 7/25/2018 | United States |
| Redneck | vol. 1, no. 14 | TX0008738471 | 4/25/2019 | 8/22/2018 | United States |
| Redneck | vol. 1, no. 15 | TX0008738431 | 4/25/2019 | 9/28/2018 | United States |
| Redneck | vol. 1, no. 16 | TX0008738405 | 4/25/2019 | 10/24/2018 | United States |
| Redneck | vol. 1, no. 17 | TX0008738403 | 4/25/2019 | 11/28/2018 | United States |
| Redneck | vol. 1, no. 18 | TX0008738394 | 4/25/2019 | 1/2/2019 | United States |
| Redneck | vol. 1, no. 19 | TX0008780923 | 7/24/2019 | 4/24/2019 | United States |
| Redneck | vol. 1, no. 20 | TX0008781352 | 7/24/2019 | 5/22/2019 | United States |
| Redneck | vol. 1, no. 21 | TX0008781354 | 7/24/2019 | 6/26/2019 | United States |
| Redneck | vol. 1, no. 22 | TX0008811741 | 10/25/2019 | 7/24/2019 | United States |
| Redneck | vol. 1, no. 23 | TX0008811747 | 10/25/2019 | 9/4/2019 | United States |
| Redneck | vol. 1, no. 24 | | | 10/9/2019 | United States |

| | | | | | |
|---|---|---|---|---|---|
| Redneck | vol. 1, no. 25 | | | 1/29/2020 | United States |
| Redneck | vol. 1, no. 26 | | | 2/26/2020 | United States |
| Redneck | vol. 1, no. 27 | | | 6/24/2020 | United States |
| Redneck | vol. 1, no. 28 | | | 10/14/2020 | United States |
| Redneck | vol. 1, no. 29 | | | 12/23/2020 | United States |
| Redneck | vol. 1, no. 30 | | | 2/24/2021 | United States |
| Redneck | vol. 1, no. 31 | | | 12/1/2021 | United States |
| Redneck | vol. 1, no. 32 | | | 2/9/2022 | United States |
| Redneck; comic book series | N/A | V9957D788 | 4/17/2018 | 2/5/2018 | United States |
| Resume with Monsters | N/A | PAu003891808 | 8/18/2017 | | United States |
| Six Sidekicks of Trigger Keaton | vol. 1, no. 1 | | | 6/9/2021 | United States |
| Six Sidekicks of Trigger Keaton | vol. 1, no. 2 | | | 7/14/2021 | United States |
| Six Sidekicks of Trigger Keaton | vol. 1, no. 3 | | | 8/11/2021 | United States |
| Six Sidekicks of Trigger Keaton | vol. 1, no. 4 | | | 9/8/2021 | United States |
| Six Sidekicks of Trigger Keaton | vol. 1, no. 5 | | | 10/13/2021 | United States |
| Six Sidekicks of Trigger Keaton | vol. 1, no. 6 | | | 11/10/2021 | United States |
| Skybound X | vol. 1, no. 1 | | | 7/7/2021 | United States |
| Skybound X | vol. 1, no. 2 | | | 7/14/2021 | United States |
| Skybound X | vol. 1, no. 3 | | | 7/21/2021 | United States |
| Skybound X | vol. 1, no. 4 | | | 7/28/2021 | United States |
| Skybound X | vol. 1, no. 5 | | | 8/4/2021 | United States |
| Slots | vol. 1, no. 1 | TX0008549801 | 11/7/2017 | 10/4/2017 | United States |
| Slots | vol. 1, no. 2 | TX0008550935 | 12/28/2017 | 11/8/2017 | United States |
| Slots | vol. 1, no. 3 | TX0008550938 | 12/28/2017 | 12/13/2017 | United States |

| | | | | | |
|---|---|---|---|---|---|
| Slots | vol. 1, no. 4 | | | 1/10/2018 | United States |
| Slots | vol. 1, no. 5 | | | 2/14/2018 | United States |
| Slots | vol. 1, no. 6 | | | 3/14/2018 | United States |
| Stealth | vol. 1, no. 1 | TX0008640008 | 8/9/2018 | 5/5/2010 | United States |
| Stealth | vol. 1, no. 1 | | | 3/11/2020 | United States |
| Stealth | vol. 1, no. 2 | | | 6/10/2020 | United States |
| Stealth | vol. 1, no. 3 | | | 7/8/2020 | United States |
| Stealth | vol. 1, no. 4 | | | 8/12/2020 | United States |
| Stealth | vol. 1, no. 5 | | | 9/9/2020 | United States |
| Stealth | vol. 1, no. 6 | | | 10/14/2020 | United States |
| Stellar | vol. 1, no. 1 | | | | |
| Stellar | vol. 1, no. 1 | TX0008647843 | 8/22/2018 | 6/13/2018 | United States |
| Stellar | vol. 1, no. 2 | TX0008652088 | 8/22/2018 | 7/18/2018 | United States |
| Stellar | vol. 1, no. 3 | TX0008652057 | 8/22/2018 | 8/15/2018 | United States |
| Stellar | vol. 1, no. 4 | TX0008738482 | 4/25/2019 | 9/19/2018 | United States |
| Stellar | vol. 1, no. 5 | TX0008738481 | 4/25/2019 | 10/17/2018 | United States |
| Stellar | vol. 1, no. 6 | TX0008738476 | 4/25/2019 | 11/21/2018 | United States |

| | | | | | |
|---|---|---|---|---|---|
| Stillwater | vol. 1, no. 1 | | | 9/16/2020 | United States |
| Stillwater | vol. 1, no. 2 | | | 10/21/2020 | United States |
| Stillwater | vol. 1, no. 3 | | | 11/18/2020 | United States |
| Stillwater | vol. 1, no. 4 | | | 12/16/2020 | United States |
| Stillwater | vol. 1, no. 5 | | | 1/20/2021 | United States |
| Stillwater | vol. 1, no. 6 | | | 2/27/2021 | United States |
| Stillwater | vol. 1, no. 7 | | | 5/19/2021 | United States |
| Stillwater | vol. 1, no. 8 | | | 6/16/2021 | United States |
| Stillwater | vol. 1, no. 9 | | | 8/4/2021 | United States |
| Stillwater | vol. 1, no. 10 | | | 9/22/2021 | United States |
| Stillwater | vol. 1, no. 11 | | | 11/10/2021 | United States |
| Stillwater | vol. 1, no. 12 | | | 1/12/2022 | United States |
| Stillwater | vol. 1, no. 13 | | | 5/25/2022 | United States |
| Stillwater | vol. 1, no. 14 | | | 8/3/2022 | United States |
| Stillwater | vol. 1, no. 15 | | | 9/28/2022 | United States |
| Stillwater | vol. 1, no. 16 | | | 11/30/222 | United States |
| Stillwater | vol. 1, no. 17 | | | 1/4/2023 | United States |
| Stillwater | vol. 1, no. 18 | | | 4/5/2023 | United States |
| Summoners War: Legacy | vol. 1, no. 1 | | | 4/28/2021 | United States |
| Summoners War: Legacy | vol. 1, no. 2 | | | 5/26/2021 | United States |
| Summoners War: Legacy | vol. 1, no. 3 | | | 6/23/2021 | United States |
| Summoners War: Legacy | vol. 1, no. 4 | | | 7/28/2021 | United States |
| Summoners War: Legacy | vol. 1, no. 5 | | | 8/25/2021 | United States |

| | | | | | |
|---|---|---|---|---|---|
| Summoners War: Legacy | vol. 1, no. 6 | | | 9/22/2021 | United States |
| Tech Jacket | vol. 1, no. 10 | TX0008739018 | 4/25/2019 | 6/17/2015 | United States |
| Thief of Thieves | vol. 1, no. 1 | TX0007512036 | 3/27/2012 | 2/8/2012 | United States |
| Thief of Thieves | vol. 1, no. 12 | TX0007681753 | 4/22/2013 | 2/20/2013 | United States |
| Thief of Thieves | vol. 1, no. 13 | TX0007701253 | 5/20/2013 | 4/17/2013 | United States |
| Thief of Thieves | vol. 1, no. 14 | TX0007731398 | 8/8/2013 | 5/29/2013 | United States |
| Thief of Thieves | vol. 1, no. 15 | TX0007743423 | 8/30/2013 | 7/20/2013 | United States |
| Thief of Thieves | vol. 1, no. 16 | TX0008132807 | 12/10/2015 | 8/21/2013 | United States |
| Thief of Thieves | vol. 1, no. 17 | TX0007756164 | 11/4/2013 | 10/16/2013 | United States |
| Thief of Thieves | vol. 1, no. 18 | TX0007794932 | 1/9/2014 | 11/27/2013 | United States |
| Thief of Thieves | vol. 1, no. 30 | TX0008132806 | 12/10/2015 | 8/26/2015 | United States |
| Thief of Thieves | vol. 1, no. 31 | TX0008132805 | 12/10/2015 | 9/23/2015 | United States |
| Thief of Thieves | vol. 1, no. 32 | TX0008233058 | 8/10/2016 | 6/22/2016 | United States |
| Thief of Thieves | vol. 1, no. 33 | TX0008233062 | 8/10/2016 | 7/27/2016 | United States |
| Thief of Thieves | vol. 1, no. 34 | TX0008340535 | 11/22/2016 | 8/24/2016 | United States |
| Thief of Thieves | vol. 1, no. 35 | TX0008340536 | 11/22/2016 | 9/28/2016 | United States |
| Thief of Thieves | vol. 1, no. 36 | TX0008340538 | 11/22/2016 | 10/26/2016 | United States |
| Thief of Thieves | vol. 1, no. 37 | TX0008355573 | 4/7/2017 | 11/23/2016 | United States |
| Thief of Thieves | vol. 1, no. 38 | TX0008652074 | 8/22/2018 | 7/4/2018 | United States |
| Thief of Thieves | vol. 1, no. 39 | TX0008647942 | 8/22/2018 | 8/1/2018 | United States |

| | | | | | |
|---|---|---|---|---|---|
| Thief of Thieves | vol. 1, no. 40 | TX0008740186 | 4/25/2019 | 9/5/2018 | United States |
| Thief of Thieves | vol. 1, no. 41 | TX0008740179 | 4/25/2019 | 10/3/2018 | United States |
| Thief of Thieves | vol. 1, no. 42 | TX0008740178 | 4/25/2019 | 11/14/2018 | United States |
| Thief of Thieves | vol. 1, no. 43 | TX0008780946 | 7/24/2019 | 6/26/2019 | United States |
| Thief of thieves / Reg. television program | N/A | V9936D095 | 7/8/2016 | Date of Certification 7/72016 | United States |
| Thief of thieves: issue: vol 1, no 26 & 3 other titles | N/A | V9930D991 | 12/10/2015 | 12/4/2015 | United States |
| Thief of thieves: issue: vol 1, no 26 / Reg. TX8090926 | vol. 1, no. 26 | V9930D991 | 12/10/2015 | 12/4/2015 | United States |
| Thief of thieves: issue: vol 1, no 27 / Reg. TX8090924 | vol. 1, no. 27 | V9930D991 | 12/10/2015 | 12/4/2015 | United States |
| Thief of thieves: issue: vol 1, no 28 / Reg. TX8111530 | vol. 1, no. 28 | V9930D992 | 12/10/2015 | 12/5/2015 | United States |
| Thief of thieves: issue: vol 1, no 29 / Reg. TX8111526 | vol. 1, no. 29 | V9930D991 | 12/10/2015 | 12/4/2015 | United States |
| Thief of Thieves: issue: vol. 1., no. 1 & 17 / Reg. TX7512036 | N/A | V9926D411 | 6/25/2015 | 6/23/2015 | United States |
| Thief of Thieves: issue: vol. 1., no. 1 & 17 other titles | N/A | V9926D411 | 6/25/2015 | 6/23/2015 | United States |
| Thief of Thieves: issue: vol. 1., no. 10 / Reg. TX7640545 | vol. 1, no. 10 | V9926D411 | 6/25/2015 | 6/23/2015 | United States |
| Thief of Thieves: issue: vol. 1., no. 11 / Reg. TX7640555 | vol. 1, no. 11 | V9926D411 | 6/25/2015 | 6/23/2015 | United States |
| Thief of Thieves: issue: vol. 1., no. 19 / Reg. TX7822457 | vol. 1, no. 19 | V9926D411 | 6/25/2015 | 6/23/2015 | United States |
| Thief of Thieves: issue: vol. 1., no. 2 / Reg. TX7512035 | vol. 1, no. 2 | V9926D411 | 6/25/2015 | 6/23/2015 | United States |
| Thief of Thieves: issue: vol. 1., no. 20 / Reg. TX7851358 | vol. 1, no. 20 | V9926D411 | 6/25/2015 | 6/23/2015 | United States |

| | | | | | |
|---|---|---|---|---|---|
| Thief of Thieves: issue: vol. 1., no. 21 / Reg. TX7914955 | vol. 1, no. 21 | V9926D411 | 6/25/2015 | 6/23/2015 | United States |
| Thief of Thieves: issue: vol. 1., no. 22 / Reg. TX7899270 | vol. 1,no. 22 | V9926D411 | 6/25/2015 | 6/23/2015 | United States |
| Thief of Thieves: issue: vol. 1., no. 23 / Reg. TX7914695 | vol. 1, no. 23 | V9926D411 | 6/25/2015 | 6/23/2015 | United States |
| Thief of Thieves: issue: vol. 1., no. 24 / Reg. TX7987095 | vol. 1, no. 24 | V9926D411 | 6/25/2015 | 6/23/2015 | United States |
| Thief of Thieves: issue: vol. 1., no. 25 / Reg. TX7980768 | vol. 1, no. 25 | V9926D411 | 6/25/2015 | 6/23/2015 | United States |
| Thief of Thieves: issue: vol. 1., no. 3 / Reg. TX7530687 | vol. 1, no. 3 | V9926D411 | 6/25/2015 | 6/23/2015 | United States |
| Thief of Thieves: issue: vol. 1., no. 4 / Reg. TX7536462 | vol. 1, no. 4 | V9926D411 | 6/25/2015 | 6/23/2015 | United States |
| Thief of Thieves: issue: vol. 1., no. 5 / Reg. TX7581547 | vol. 1, no. 5 | V9926D411 | 6/25/2015 | 6/23/2015 | United States |
| Thief of Thieves: issue: vol. 1., no. 6 / Reg. TX7581541 | vol. 1, no. 6 | V9926D411 | 6/25/2015 | 6/23/2015 | United States |
| Thief of Thieves: issue: vol. 1., no. 7 / Reg. TX7606384 | vol. 1, no. 7 | V9926D411 | 6/25/2015 | 6/23/2015 | United States |
| Thief of Thieves: issue: vol. 1., no. 8 / Reg. TX7613912 | vol. 1, no. 8 | V9926D411 | 6/25/2015 | 6/23/2015 | United States |
| Thief of Thieves: issue: vol. 1., no. 9 / Reg. TX7613920 | vol. 1, no. 9 | V9926D411 | 6/25/2015 | 6/23/2015 | United States |
| Trover Saves the Universe | vol. 1, no. 1 | | | 8/4/2021 | United States |
| Trover Saves the Universe | vol. 1, no. 2 | | | 9/8/2021 | United States |
| Trover Saves the Universe | vol. 1, no. 3 | | | 10/13/2021 | United States |
| Trover Saves the Universe | vol. 1, no. 4 | | | 11/10/2021 | United States |
| Trover Saves the Universe | vol. 1, no. 5 | | | 12/8/2021 | United States |

| | | | | | |
|---|---|---|---|---|---|
| Ultramega | vol. 1, no. 1 | | | 3/17/2021 | United States |
| Ultramega | vol. 1, no. 2 | | | 4/21/2021 | United States |
| Ultramega | vol. 1, no. 3 | | | 5/19/2021 | United States |
| Ultramega | vol. 1, no. 4 | | | 6/16/2021 | United States |
| Witch Doctor | vol. 1, no. 1 | TX0007597641 | 9/27/2012 | 6/29/2011 | United States |
| Witch Doctor | vol. 1, no. 1 | TX0008112458 | 10/11/2011 | 6/29/2011 | United States |
| Witch Doctor | vol. 1, no. 2 | TX0008112458 | 10/11/2011 | 7/20/2011 | United States |
| Witch Doctor | vol. 1, no. 2 | TX0007597691 | 9/27/2012 | 7/1/2011 | United States |
| Witch Doctor | vol. 1, no. 3 | TX0007530679 | 4/24/2012 | 9/21/2011 | United States |
| Witch Doctor | vol. 1, no. 4 | TX0007530677 | 4/24/2012 | 11/2/2011 | United States |
| Witch Doctor: Mal Practice | vol. 1, no. 1 | TX0007640553 | 1/18/2013 | 11/28/2012 | United States |
| Witch Doctor: Mal Practice | vol. 1, no. 2 | TX0007700526 | 6/17/2013 | 12/19/2012 | United States |
| Witch Doctor: Mal Practice | vol. 1, no. 3 | TX0007700519 | 6/17/2013 | 1/23/2013 | United States |
| Witch Doctor: Mal Practice | vol. 1, no. 4 | TX0007700515 | 6/17/2013 | 2/27/2013 | United States |
| Witch Doctor: Mal Practice | vol. 1, no. 5 | TX0007731386 | 8/8/2013 | 3/27/2013 | United States |
| Witch Doctor: Mal Practice | vol. 1, no. 6 | TX0007731389 | 8/8/2013 | 4/24/2013 | United States |

Registered Domain Name:

https://www.skybound.com[4]

**Governmental/Regulatory Approval and Compliance**

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

[4] This is the Issuer’s primary domain name.

**Litigation**

The Issuer is not subject to any current or threatened litigation; however, the Issuer makes the following disclosures for informational purposes:

- In April 2024, the Issuer was made aware of an unconfirmed report concerning a cloud storage server connected to a North Korean IP address. The server supposedly contains an *Invincible* animation sketch. In response to the report, the Issuer published the following statement on April 21, 2024:

  > "We do not work with North Korean companies, or any affiliated entities, and have no knowledge of any North Korean companies working on our animation. Our policies strictly prohibit any subcontracting to any third-party without our express prior written consent, which, in this case, was neither sought nor granted. We also mandate that all our service providers fully comply with all applicable rules and regulations and prohibit disclosures of materials by our service providers to third parties.
  >
  > Skybound Entertainment takes these allegations seriously and has initiated a thorough internal review to verify and rectify any potential issues. We have also notified the proper authorities and are cooperating with all appropriate bodies."

  In an abundance of caution, the Issuer notified the U.S. Department of the Treasury, Office of Foreign Assets Control, regarding the matter, via a voluntary self-disclosure dated April 21, 2024, and supplemental voluntary self-disclosure dated May 17, 2024. The Issuer continues to implement its Sanctions Compliance Program (SCP) to further address sanctions compliance obligations at the organizational level.

- The Issuer and its subsidiaries may be subject to certain legal proceedings and claims that arise in the normal course of business. The Issuer does not believe the amount of liability, as a result of these types of proceedings and claims will have a materially adverse effect on the Issuer's consolidated financial position, results of operations, and cash flows.

## CO-ISSUER

This Offering has the following Co-Issuer: Skybound Holdings CF Investors SPV, LLC, located at 9570 West Pico Boulevard, Los Angeles, California 90035, United States.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2025. There is no website for the Co-Issuer, but information with respect to the Co-Issuer shall be hosted on the website for the Offering at www.invest.skybound.com.

The Issuer has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for Investors to invest in the Issuer and will not have a separate business purpose. An investment in the Co-Issuer will allow Investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Issuer. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Issuer securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Issuer. The Co-Issuer will be the legal owner of the Securities issued by the Issuer.

There will be no material difference between an investment in the Issuer and the Co-Issuer.

## USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, activation/setup fees, platform fees, escrow related fees, and marketing related fees all of which were incurred in the preparation of this Offering and are due in advance of the Closing of the Offering.

| Use of Proceeds | % of Proceeds if Target Offering Amount Raised | Amount if Target Offering Amount Raised | % of Proceeds if Maximum Offering Amount Raised | Amount if Maximum Offering Amount Raised |
|---|---|---|---|---|
| Intermediary Fees* | 8.5% | $849.84 | 8.5% | $366,592.25 |
| Video Game Development | 51.5% | $5,149.02 | 51.5% | $2,221,117.75 |
| Video Game Marketing | 20% | $1,999.62 | 20% | $862,570.00 |
| AI Integration | 5% | $499.90 | 5% | $215,642.50 |
| General Working Capital | 15% | $1,499.72 | 15% | $646,927.50 |
| **Total** | **100%** | **$9,998.10** | **100%** | **$4,312,850.00** |

*In addition to the eight and one-half percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary and its affiliates will also receive a one-time $30,000 setup fee and $12,000 monthly fee for the use of the platform and marketing services payable to the Intermediary and its affiliates. Additionally, this figure excludes fees to the Issuer's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor an Investor Processing Fee of three and one-half percent (3.5%), which is not reflected in the table above.

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above, to assist you in understanding how the Offering proceeds will be used.

**Video Game Development:** The Issuer will use approximately 51.5% of the proceeds from the Offering to develop video games, including its first in-house video game based on the *Invincible* universe.

**Video Game Marketing:** The Issuer will use approximately 20% of the proceeds from the Offering to market video games, including its first in-house developed video game based on the *Invincible* universe.

**General Working Capital:** The Issuer will use approximately 15% of the proceeds from the Offering for general working capital needs, including corporate expenses and potential equity repurchases.

**OFFICERS, MANAGERS, AND KEY PERSONS**

The officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

| **Name** | **Positions and Offices Held at the Issuer** | **Principal Occupation and Employment Responsibilities for the Last Three (3) Years** ***(Include Dates (three years of employment history must be provided). Please also include experience with the Issuer here, as well.)*** | **Education** ***(The subject each degree was earned in, the year each degree was earned and the school each degree was earned from must be included.)*** |
|---|---|---|---|
| David Alpert | Chief Executive Officer, Secretary, and Manager | Chief Executive Officer and Secretary at Skybound Holdings LLC (2017 – present) and Chief Executive Officer of Skybound, LLC and certain other subsidiaries of Skybound Holdings LLC (2010 – present); responsibilities include overseeing operations, creative development and production, and strategic business initiatives for the company and its ventures. | Harvard University, Bachelor of Arts in English, 1997<br><br>New York University School of Law, Juris Doctor, 2000 |
| Jon Goldman | Co-Chairman and Manager | Co-Chairman at Skybound Holdings LLC (2018 – present) and an executive officer of Skybound, LLC and certain other subsidiaries of Skybound Holdings LLC (2013 – present); responsibilities include new business initiatives. | Harvard University, Bachelor of Arts in Asian Studies, 1987<br><br>University of Kyoto, Mombusho Fellowship, 1988 – 1990<br><br>UCLA, Anderson School of Management, Management Development for Entrepreneurs (MDE) Certificate, 1997 |
| Robert Kirkman | Co-Chairman, Chief Creative Officer, and Manager | Chief Creative Officer at Skybound Holdings LLC (2017 – present), Co-Chairman at Skybound Holdings LLC (2018 – present) and an executive officer of Skybound, LLC and certain other subsidiaries of Skybound Holdings LLC (2010 – present); responsibilities include overseeing strategy and execution of creative activities. | High school diploma, 1997 |

| | | | |
|---|---|---|---|
| Gregory Sulak | Chief Financial Officer | Chief Financial Officer at Skybound Holdings LLC and certain of its subsidiaries (2024 – present); responsibilities include overseeing all financial activities.<br><br>Chief Financial Officer at Wondery (2019 – 2024); responsibilities included overseeing all financial activities. | University of California Los Angeles, Bachelor of Arts in Economics/ Business, 1989<br><br>The Wharton School of the University of Pennsylvania, Master of Business Administration, Finance and Multinational Management, 1994<br><br>California Certified Public Accounting Certification (inactive) |
| Byung Joon Song | Manager | Global Strategy Officer (GSO) & Chairman at Com2uS Corp. (2013 – present); responsibilities include leading the Board and making the company's strategic decisions.<br><br>Global Strategy Officer (GSO) & Chairman at Com2uS Holdings Corp. (f/k/a GAMEVIL Inc.) (2000 – present); responsibilities include leading the Board and making the company's strategic decisions.<br><br>Chairman at Com2uS Platform Corp. (2021 – present); responsibilities include leading the Board and making the company's major decisions.<br><br>Chairman at WYSIWYG Studios Co., Ltd. (2021 – present); responsibilities include leading the Board and making the company's major decisions.<br><br>Director at Com2uS USA, Inc. (2006 – present); responsibilities include making the company's major decisions. | Seoul National University, Bachelor of Science in Electrical Engineering, 1998 |

| | | | |
|---|---|---|---|
| Kevin D. Irwin, Jr. | Manager | Chief Executive Officer and Chief Investment Officer at Knollwood Investment Advisory, LLC (2021 – present); responsibilities include strategic leadership of the firm and investment decisions. | University of Delaware, Bachelor of Science in Accounting & Economics, 1997<br><br>Loyola University Maryland, Masters of Science and Finance, 2009 |
| Carmen Carpenter | Manager | Partner at Evolution Media Capital, LLC (2011 – present); responsibilities include the origination, structuring and execution of media and entertainment M&A and financing transactions. | University of Southern California, Bachelor of Science in Business Administration/Finance, 1995 |

***Biographical Information***

**David Alpert**: Mr. Alpert is CEO and co-founder of the Issuer. Mr. Alpert co-founded Skybound Holdings LLC in 2010 alongside Robert Kirkman, with the belief that there was a better entertainment model: One that empowers creators with more control of their intellectual property (something seldom seen in the entertainment world). This served as the inspiration for Skybound Holding LLC's business model, The "Wheel of Awesome." The "Wheel of Awesome" model takes unique IP that can be adapted across all entertainment platforms in order to incubate, launch, and scale incredible content to best serve the creator and fan experience. Under Skybound Holding LLC's approach, a comic book can become a video game, or a TV show can become a podcast, unlocking endless opportunities. As CEO, Mr. Alpert oversees operations, creative development and production, and strategic business initiatives for the Issuer and its ventures. His day doesn't stop there – he is also a prolific TV, film, and digital producer on several of Skybound's 150+ intellectual properties, with awards for The Walking Dead, Invincible, Outcast, Impact Winter, and many more. Mr. Alpert was the winner of the 2021 Ernst & Young "Entrepreneur of the Year" award and a member of the Young Presidents' Organization (YPO). He graduated with honors from Harvard University and received his JD from New York University School of Law.

**Jon Goldman**: Mr. Goldman serves as Co-Chairman of the Issuer. Mr. Goldman's roots lie heavily in video game venture capital, having started his career at a boutique investment bank focused on US-Asia strategic deals. He brings more than two decades of experience in videogames to Skybound Holdings LLC, where he focuses on corporate development and general leadership. Mr. Goldman has been instrumental in securing capital for the Issuer through innovative approaches like Regulation A+, Kickstarter, and traditional venture investment. In addition to his role at Skybound Holdings LLC, Mr. Goldman runs two early-stage funds in the videogame and VR gaming areas – Tower 26 VC and GC VR Gaming Tracker Fund. He has also served as a Board Partner at Greycroft and Jerusalem Venture Partners. Mr. Goldman was Founder, Chairman, and CEO of Foundation 9 Entertainment, recognized as one of the largest independent videogame developers in the world, spanning 11 studios and 1000 employees. Foundation 9 created hundreds of videogames based on top-tier global brands such as Star Wars, The Matrix, The Simpsons, and Lord of the Rings. He sold Foundation 9 in 2006. Mr. Goldman holds a BA from Harvard University in Asian Studies (graduating magna cum laude) and is a member of Phi Beta Kappa. He also earned a Management Development for Entrepreneurs (MDE) Certificate from UCLA Anderson School of Management.

**Robert Kirkman**: Mr. Kirkman is the Co-Chairman, Chief Creative Officer and co-founder of Skybound Holdings LLC. Mr. Kirkman, an advocate for creator rights, co-founded Skybound Holdings LLC alongside his longtime business and producing partner, David Alpert, in an effort to ensure creators are able to maintain their intellectual property rights and creative control. Mr. Kirkman continues to develop and produce multiple personal projects and has collaborations with an extensive list of creators in all divisions of Skybound Holdings LLC, including comics, interactive games, film and television (traditional and digital platforms), licensing, and merchandising. First and foremost, a comic creator himself, Mr. Kirkman has seen groundbreaking success in the adaptation of his comic book titles into major franchises in all forms of content. In 2010, his Eisner award winning series, The Walking Dead, was developed into a television series. It became a worldwide phenomenon as the highest-rated basic cable drama of all time and was the #1 show on television among the coveted 18-49 demo. The property has also been extended into a blockbuster game franchise, licensing business and ongoing publishing success. Additionally, Mr. Kirkman's long-running comic Invincible (with co-creator Cory Walker and contributing creator Ryan Ottley) debuted in 2021 as an animated series streaming on Amazon Prime to critical acclaim and was quickly greenlit for two more seasons. The highly anticipated second season debuted in November 2023. Mr. Kirkman will also produce an adaptation of Invincible for the big screen. The project will be written, directed and produced by Seth Rogen and Evan Goldberg for Universal Pictures. In April 2023, the Dracula feature film, Renfield, from Universal Pictures, premiered, starring Nicolas Cage, Nicholas Hoult, and Awkwafina. Renfield is based on an original idea by Mr. Kirkman, who also serves as producer. Mr. Kirkman serves as consulting producer of The Talking Dead, the popular talk show hosted by Chris Hardwick that deep dives into each week's episode of both The Walking Dead and its companion series, Fear the Walking Dead. Mr. Kirkman is co-creator, writer, and producer of Fear the Walking Dead, which aired its final season in 2023. He is also executive producer of Robert Kirkman's Secret History of Comics, and the Korean pre-apocalyptic drama, Five Year. Mr. Kirkman's popular demonic-exorcism comic, Outcast, was adapted, produced and aired on Cinemax. Additional Kirkman comics include Fire Power (with co-creator Chris Samnee), Oblivion Song (with co-creator Lorenzo De Felici), Die!Die!Die! (with co-creators Chris Burnham and Scott M. Gimple), Super Dinosaur (with co-creator Jason Howard), Battle Pope, Astounding Wolf-Man (with co-creator Jason Howard), Thief of Thieves, and more.

**Gregory Sulak**: Mr. Sulak is the Chief Financial Officer of the Issuer. Mr. Sulak oversees the finance and accounting activities of the Issuer and its subsidiaries, including its publicly-listed subsidiary, 5th Planet Games A/S, on the Olso Stock Exchange. Prior to joining the Issuer, Mr. Sulak was the Chief Financial Officer of Wondery, Inc., one of the industry's leading podcast studios, and, since 2021, an Amazon-owned company, with revenue streams in advertising, audio and TV licensing, merchandise sales and subscriptions. With over 20 years of experience in digital media and technology, including roles at Machinima/Warner Bros., Yahoo!, and PricewaterhouseCoopers, Mr. Sulak brings a wealth of knowledge and broad perspective to the Issuer's operations. Mr. Sulak holds a California Certified Public Accounting certification (inactive), a Master of Business Administration in Finance and Multinational Management from The Wharton School of the University of Pennsylvania and a Bachelor of Arts in Economics/Business from University of California Los Angeles.

**Kevin D. Irwin, Jr**.: Mr. Irwin serves as Chief Investment Officer at Knollwood Investment Advisory. Mr. Irwin served as Treasurer at Bunting Family Foundation. He is also the Founder of Irwin Tax & Financial Services. He served as Advisor to Spring Capital Partners. He also served as Board Member at Highfive Technologies. Mr. Irwin has a Masters of Science and Finance from Loyola University Maryland and a Bachelor of Science in Accounting & Economics from University of Delaware.

**Byung Joon Song**: Byung-Joon Song holds the position of Global Strategy Officer (GSO) & Chairman at Com2uS Corp., Global Strategy Officer (GSO) & Chairman at Com2uS Holdings Corp. (f/k/a GAMEVIL Inc.), Chairman at Com2uS Platform Corp., Chairman at WYSIWYG Studios Co., Ltd. and Director at Com2uS USA, Inc. Mr. Song is also on the board of Korea Internet & Digital Entertainment Association. He received an undergraduate degree from Seoul National University.

**Carmen Carpenter**: Carmen Carpenter is a Partner at Investment Bank Evolution Media Capital ("EMC"), an affiliate of Creative Artists Agency, focusing on the media, entertainment, and sports industries. EMC has advised on transactions with value in excess of $80 billion for its clients. Prior to joining EMC, Carmen served as Senior Vice President at Bank of America Merrill Lynch in the Entertainment Industries Group, where she oversaw the bank's portfolio of more than $1 billion in direct commitments to companies in the content production and distribution sector. Carmen held similar positions at Royal Bank of Scotland and GE Capital. Ms. Carpenter received a Bachelor of Science degree from the University of Southern California.

**Indemnification**

Indemnification is authorized by the Issuer to managers, officers, controlling persons and/or other members of the Issuer acting in their professional capacity pursuant to Delaware law and/or in their capacities pursuant to the Amended and Restated Operating Agreement. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

## CAPITALIZATION, DEBT AND OWNERSHIP

### Capitalization

The Issuer's authorized capital interests (hereinafter, the "**Capital Interests**") consist of units of limited liability company common equity interests (the "**Common Interests**"), units of Series A limited liability company preferred equity interests (the "**Series A Preferred Interests**"), units of Series B limited liability company preferred equity interests (the "**Series B Preferred Interests**") and units of limited liability company incentive plan interests (the "**Incentive Plan Interests**").

***Outstanding Equity:***

As of the date of this Form C/A, the Issuer has the following class of equity securities:[5]

| **Type** | Common Interests |
|---|---|
| **Amount Outstanding** | 4,465,982[6] |
| **Voting Rights** | 1 vote per unit |
| **Anti-Dilution Rights** | The founders of the Issuer (David Alpert via the Peanut & Pookie Family Trust; Robert Kirkman via the Kirkman Family 2014 Trust; and Jon Goldman via the Goldman/Gross Family Trust) (the "**Founders**"), who hold units of Common Interests, have preemptive rights to purchase their pro rata share of any Series B Preferred Interests or any equity securities with a liquidation preference or dividend, redemption, or voting rights senior or on parity with Series B Preferred Interests as well as rights, options or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities which the Issuer may, from time to time, propose to sell and issue. |
| **Other Rights** | (a) Special approval rights for certain significant acts of the Issuer which require the unanimous approval of the Founders;<br>(b) The Founders have a right of first refusal if any other Founder desires to transfer all or part of its Capital Interests to a third party;<br>(c) The Founders have the right to purchase all, but not less than all, of any other Founder's Capital Interests if said other Founder experiences death, disability, termination of services or an involuntary transfer of its Capital Interests;<br>(d) Upon a dissolution of marriage or domestic partnership or other division of martial property or domestic partnership property or other domestic transfer, in which the Founder whose Capital |

[5] Effective on April 4, 2024, the Issuer implemented a 1-to-5 split of its issued and outstanding Capital Interests (the "**Split**"). All Capital Interests have been retroactively adjusted to reflect the Split for all periods presented, unless otherwise indicated. The Issuer's financial statements have been adjusted to reflect the Split, unless otherwise indicated.
[6] Includes 30,000 Common Interests that have been reserved for issuance in connection with a liquidity event.

| | |
|---|---|
| | Interests are subject to the domestic transfer does not elect to purchase all of the Capital Interests involved in the domestic transfer, then the other Founders have the right to purchase said Capital Interests; and<br>(e) Subject to certain exceptions, if any Founder proposes to transfer any of its Capital Interests, the other Members (including holders of Common Interests) have a tag-along right. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional units of Common Interests at a later date. The issuance of such additional units of Common Interests would be dilutive, and could adversely affect the value of the Securities issued pursuant to the Regulation CF. |
| **Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 77.47% |

| **Type** | Series A Preferred Interests |
|---|---|
| **Amount Outstanding** | 401,020 |
| **Voting Rights** | 1 vote per unit |
| **Anti-Dilution Rights** | The holders of Series A Preferred Interests have preemptive rights to purchase their pro rata share of any Series B Preferred Interests or any equity securities with a liquidation preference or dividend, redemption, or voting rights senior or on parity with Series B Preferred Interests as well as rights, options or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities which the Issuer may, from time to time, propose to sell and issue.<br><br>The conversion price for the Series A Preferred Interests will be adjusted for account for subdivisions or combinations of Common Interests, reclassification, exchange or substitution of Common Interests, and certain dilutive issuances. |
| **Other Rights** | (a) Special approval rights for certain significant acts of the Issuer which require the approval of at least 55% of the outstanding Series A Preferred Interests and Series B Preferred Interests (voting together as a single class on an as-if converted basis);<br>(b) Subject to certain exceptions, if any Founder proposes to transfer any of its Capital Interests, the other Members (including holders of Series A Preferred Interests) have a tag-along right;<br>(c) Subject to certain exceptions, if any holder of Preferred Interests desires to transfer all or a portion of its Preferred Interests, then the other |

| | |
|---|---|
| | holders of Preferred Interests have a right of first offer to purchase those Preferred Interests;<br>(d) Right to convert into Common Interests at the applicable conversion rate (currently 1-to-1); automatic conversion into Common Interests at the applicable conversion rate (currently 1-to-1) at the election of at least 2/3 of the outstanding Series A Preferred Interests; and automatic conversion into Common Interests at the applicable conversion rate (currently 1-to-1) upon an IPO;<br>(e) Series A Preferred Interests carry a 1x liquidation preference based on the original issue price of such Preferred Interests before participating with the Common Interests on a pro rata basis (up to an amount equal to the preferred liquidation preference); and<br>(f) Holders of at least 25% of outstanding Series A Preferred Interests have information rights. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional units of Series A Preferred Interests at a later date. The issuance of such additional units of Series A Preferred Interests would be dilutive, and could adversely affect the value of the Securities issued pursuant to the Regulation CF. |
| **Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 6.96% |

| **Type** | Series B Preferred Interests |
|---|---|
| **Amount Outstanding** | 356,540 |
| **Voting Rights** | 1 vote per unit |
| **Anti-Dilution Rights** | The holders of Series B Preferred Interests have preemptive rights to purchase their pro rata share of any Series B Preferred Interests or any equity securities with a liquidation preference or dividend, redemption, or voting rights senior or on parity with Series B Preferred Interests as well as rights, options or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities which the Issuer may, from time to time, propose to sell and issue.<br><br>The conversion price for the Series B Preferred Interests will be adjusted for account for subdivisions or combinations of Common Interests, reclassification, exchange or substitution of Common Interests, and certain dilutive issuances. |
| **Other Rights** | (a) Special approval rights for certain significant acts of the Issuer which require the approval of at least 55% of the outstanding Series A Preferred Interests |

| | |
|---|---|
| | and Series B Preferred Interests (voting together as a single class on an as-if converted basis);<br>(b) Special approval rights for certain significant acts of the Issuer which require the approval of a majority of the outstanding Series B Preferred Interests;<br>(c) Subject to certain exceptions, if any Founder proposes to transfer any of its Capital Interests, the other Members (including holders of Series B Preferred Interests) have a tag-along right;<br>(d) Subject to certain exceptions, if any holder of Preferred Interests desires to transfer all or a portion of its Preferred Interests, then the other holders of Preferred Interests have a right of first offer to purchase those Preferred Interests;<br>(e) Right to convert into Common Interests at the applicable conversion rate (currently 1-to-1); and automatic conversion into Common Interests at the applicable conversion rate (currently 1-to-1) upon an IPO;<br>(f) Series B Preferred Interests carry a 1x liquidation preference based on the original issue price of such Preferred Interests before participating with the Common Interests on a pro rata basis (up to an amount equal to the preferred liquidation preference); and<br>(g) Holders of at least 25% of outstanding Series B Preferred Interests have information rights. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional units of Series B Preferred Interests at a later date. The issuance of such additional units of Series B Preferred Interests would be dilutive, and could adversely affect the value of the Securities issued pursuant to the Regulation CF. |
| **Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 6.18% |

| **Type** | Incentive Plan Interests |
|---|---|
| **Amount Outstanding** | 8,375 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional units of Incentive Plan Interests at a later date. The issuance of such additional units of Incentive Plan Interests would be dilutive, and could adversely affect the value of the Securities issued pursuant to the Regulation CF. |
| **Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 0.15% |

***Outstanding Options, SAFEs, Convertible Notes, Warrants***

As of the date of this Form C/A, the Issuer has the following additional securities outstanding:

| **Type** | Warrants to Purchase Common Interests |
|---|---|
| **Amount Outstanding** | 15,559 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | The exercise price and number of Common Interests issuable upon exercise of these Warrants are subject to adjustment upon any subdivision or consolidation of the Common Interests, or payment of dividends or other distributions upon the Common Interests payable in Capital Interests. |
| **Material Terms** | Each Warrant, upon exercise, grant the holder of such Warrant the right to purchase the number of Common Interests stated therein at a pre-determined price. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional Common Warrants at a later date. The issuance of such additional Common Warrants would be dilutive, and could adversely affect the value of the Securities issued pursuant to the Regulation CF. |
| **Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 0.27% |

| **Type** | Warrant to Purchase Series A Preferred Interests |
|---|---|
| **Amount Outstanding** | 9,125 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | The exercise price and number of Series A Preferred Interests issuable upon exercise of this Warrant are subject to adjustment upon any subdivision or consolidation of the Series A Preferred Interests, or payment of dividends or other distributions upon the Series A Preferred Interests payable in securities or property. |
| **Material Terms** | The Warrant, upon exercise, grants the holder of such Warrant the right to purchase 9,125 units of Series A Preferred Interests at a pre-determined price of $109.55 per unit. The Warrant vests over four (4) years from the date of grant in substantially equal annual installments. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional Series A Preferred Warrants at a later date. The issuance of such additional Series A Preferred Warrants would be dilutive, and could adversely affect the value of the Securities issued pursuant to the Regulation CF. |

| | |
|---|---|
| **Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 0.16% |

| | |
|---|---|
| **Type** | Options to Purchase Incentive Plan Interests under 2019 Equity Incentive Plan |
| **Amount Outstanding** | 464,270[7] |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Each Option, upon exercise, grants the holder of such Option the right to purchase units of Common Interests at a pre-determined price. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue or reserve for issuance additional Options at a later date. The issuance or reservation for issuance of such additional Options would be dilutive, and could adversely affect the value of the Securities issued pursuant to the Regulation CF. |
| **Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 8.05% |

| | |
|---|---|
| **Type** | SAFE (Simple Agreement for Future Equity) |
| **Face Value** | $3,000,000 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Post-Money Valuation Cap of $500,000,000 multiplied by 90%, plus the Purchase Amount. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to the Regulation CF. |
| **Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 0.66%[8] |

[7] Represents issued and outstanding options and options available for issuance under the Issuer's 2019 Equity Incentive Plan.
[8] Assumes conversion at SAFE Price.

| Type | Crowd SAFEs (Simple Agreements for Future Equity) |
|---|---|
| Face Value | $700,844.96[9] |
| Voting Rights | None |
| Anti-Dilution Rights | None |
| Material Terms | The Crowd SAFEs are convertible at either the applicable discount (ranging from 10% to 20%) or the applicable valuation cap (ranging from $600 million to $650 million), whichever result is more favorable to the holder of the Crowd SAFE. |
| How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF | The Issuer may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to the Regulation CF. |
| Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities). | 0.10%[10] |

| Type | Common Interest Appreciation Rights (“**CIARs**”) |
|---|---|
| Amount Outstanding | 936,580 |
| Voting Rights | None |
| Anti-Dilution Rights | None |
| Material Terms | The CIARs units vest over 4 years so long as the holder remains employed by the Issuer or an affiliate of the Issuer. The CIARs units are exercisable upon a deemed liquidation event or within 5 years of an IPO.<br>Issuance Price = $52.24 |
| How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF | The Issuer may issue additional CIARs at a later date. The issuance of such additional CIARs would be dilutive, and could adversely affect the value of the Securities issued pursuant to the Regulation CF. |
| Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities). | N/A[11] |

[9] Includes a 2% securities commission paid to the intermediary for such Regulation Crowdfunding offering.
[10] Assumes conversion at Liquidity Price.
[11] CIARs track the unit price of Common Interests (with an issuance value of $52.24) and any appreciation in value is payable to the holder upon a deemed liquidation event or an IPO; holders do not receive Capital Interests in the Issuer.

**Outstanding Debt**

As of the date of this Form C/A, the Issuer has the following debt outstanding:

| **Type** | Senior Secured Revolving Credit Facility |
|---|---|
| **Creditor** | East West Bank |
| **Amount Outstanding** | $10,000,000[12] |
| **Interest Rate and Amortization Schedule** | Floating interest rate based on applicable margin plus the Prime Rate but at no time is it less than 3.5% per annum. |
| **Description of Collateral (if any)** | Guaranteed by the direct and indirect wholly-owned subsidiaries of the Issuer and secured by substantially all of the Issuer's and its wholly-owned subsidiaries' negotiable collateral and intellectual property collateral. |
| **Other Material Terms** | Senior secured revolving credit facility for $10,000,000, which can be increased up to $20,000,000 via an accordion feature. |
| **Maturity Date** | August 3, 2026 |
| **Date Entered Into** | August 3, 2023 |

| **Type** | Convertible Promissory Note |
|---|---|
| **Creditor** | An affiliate of a Member of the Issuer |
| **Amount Outstanding** | $0 |
| **Interest Rate and Amortization Schedule** | Interest accrues on the unpaid principal balance at 7% per annum. |
| **Description of Collateral (if any)** | Guaranteed by the direct and indirect wholly-owned subsidiaries of the Issuer and secured by substantially all of the Issuer's and its wholly-owned subsidiaries' negotiable collateral and intellectual property collateral. |
| **Other Material Terms** | Provides for advances of up to an aggregate of $5,000,000 to East West Bank, the lender on the Issuer's revolving credit facility, if the Issuer is unable to repay its revolving credit facility. Any unpaid principal and interest is convertible into equity securities of the Issuer at a 20% discount. |
| **Maturity Date** | February 3, 2027 |
| **Date Entered Into** | November 18, 2024 |

[12] Does not reflect any accrued but unpaid interest.

**Ownership**

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Amount and Type or Class Held | Percentage Ownership (in terms of voting power) |
|---|---|---|
| David Alpert (through the Peanut & Pookie Family Trust) | 1,399,319 Common Interests | 26.94% |
| Robert Kirkman (through the Kirkman Family 2014 Trust) | 1,399,319 Common Interests | 26.94% |
| Jon Goldman (through the Goldman/Gross Family Trust) | 1,399,319 Common Interests | 26.94% |

**What it Means to be a Minority Holder**

Investors in our Common Interests, which do not provide for voting rights, will not have any rights in regard to the corporate actions of the Issuer, including additional issuances of securities, Issuer repurchases of securities, a sale of the Issuer or its significant assets, or Issuer transactions with related parties.

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

**Cash and Cash Equivalents**

As of March 31, 2025, the Company (on a consolidated basis) had an aggregate of $14,970,264 in cash and cash equivalents, leaving the Company with approximately 35 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

**Liquidity and Capital Resources**

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering, the Issuer may concurrently raise additional capital by offering to sell Units or other securities to accredited or existing investors outside of this Offering.

**Capital Expenditures and Other Obligations**

The Issuer does not intend to make any material capital expenditures in the near future.

**Valuation**

The terms of this Offering are based on a pre-money valuation of $625,000,000. The Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation.

***Trends and Uncertainties***

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

**Material Changes and Other Information**

None.

**Previous Offerings of Securities**

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Sold | Amount of Securities Issued | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Non-Qualified Stock Options (under 2019 Equity Incentive Plan) | $0.00 | 6,123 | N/A | January 3, 2021 | Rule 701 |
| Series B Preferred Interests | $20,703,207.04 | 356,540 | General Working Capital | Various dates from June 4, 2021 – February 28, 2022 | Regulation D 506(b) |
| Non-Qualified Stock Options (under 2019 Equity Incentive Plan) | $0.00 | 11,896 | N/A | January 1, 2022 | Rule 701 |
| Non-Qualified Stock Options (under 2019 Equity Incentive Plan) | $0.00 | 6,891 | N/A | January 18, 2022 | Rule 701 |
| Non-Qualified Stock Options (under 2019 Equity Incentive Plan) | $0.00 | 19,298 | N/A | June 1, 2022 | Rule 701 |
| Non-Qualified Stock Options (under 2019 Equity Incentive Plan) | $0.00 | 6,896 | N/A | July 1, 2022 | Rule 701 |
| Non-Qualified Stock Options (under 2019 Equity Incentive Plan) | $0.00 | 345 | N/A | August 15, 2022 | Rule 701 |
| Non-Qualified Stock Options (under 2019 Equity Incentive Plan) | $0.00 | 86 | N/A | September 1, 2022 | Rule 701 |
| Non-Qualified Stock Options (under 2019 Equity Incentive Plan) | $0.00 | 4,137 | N/A | October 1, 2022 | Rule 701 |

| Non-Qualified Stock Options (under 2019 Equity Incentive Plan) | $0.00 | 1,552 | N/A | November 28, 2022 | Rule 701 |
|---|---|---|---|---|---|
| Non-Qualified Stock Options (under 2019 Equity Incentive Plan) | $0.00 | 86 | N/A | January 1, 2023 | Rule 701 |
| Non-Qualified Stock Options (under 2019 Equity Incentive Plan) | $0.00 | 1,552 | N/A | January 4, 2023 | Rule 701 |
| Common Interests | $17,843,500.00 | 178,435 | Strategic Partnerships, Video Game Development Projects, Original Television Productions, etc. | June 10, 2023 | Regulation A |
| SAFE convertible into Preferred Interests | $3,000,000 | N/A | Strategic Partnerships, Video Game Development Projects, Original Television Productions, etc. | June 12, 2023 | Section 4(a)(2) |
| Non-Qualified Stock Options and Incentive Stock Options (under 2019 Equity Incentive Plan) | $0.00 | 4,358 | N/A | September 1, 2023 | Rule 701 |
| Common Interests | N/A | 34,000 | N/A | September 6, 2023 | Regulation S |
| Non-Qualified Stock Options and Incentive Stock Options (under 2019 Equity Incentive Plan) | $0.00 | 2,000 | N/A | October 1, 2023 | Rule 701 |
| Incentive Stock Options (under 2019 Equity Incentive Plan) | $0.00 | 150 | N/A | October 1, 2023 | Rule 701 |

| Incentive Stock Options (under 2019 Equity Incentive Plan) | $0.00 | 600 | N/A | November 1, 2023 | Rule 701 |
|---|---|---|---|---|---|
| Common Interests | $0.00 | 9,000 | N/A | November 15, 2023 | Regulation S |
| Common Interests | N/A | 3,000 | N/A | November 30, 2023 | Section 4(a)(2) |
| Incentive Stock Options (under 2019 Equity Incentive Plan) | $0.00 | 1,480 | N/A | December 1, 2023 | Rule 701 |
| Common Interests | $217,000.00 | 2,170 | Strategic Partnerships, Video Game Development Projects, Original Television Productions, etc. | February 23, 2024 | Regulation S |
| Crowd SAFEs convertible into Common Interests | $687,102.90[13] | N/A | Video Game Development and Marketing | April 30, 2024 | Regulation CF |
| Incentive Stock Options (under 2019 Equity Incentive Plan) | $0.00 | 117,810 | N/A | June 1, 2024 | Rule 701 |
| Incentive Stock Options (under 2019 Equity Incentive Plan) | $0.00 | 300 | N/A | November 15, 2024 | Rule 701 |
| Incentive Stock Options (under 2019 Equity Incentive Plan) | $0.00 | 7,500 | N/A | December 1, 2024 | Rule 701 |
| Incentive Stock Options (under 2019 Equity Incentive Plan) | $0.00 | 4,745 | N/A | December 15, 2024 | Rule 701 |
| Warrant to Purchase Common Interests | $0.00 | 6,889 | N/A | November 18, 2024 | Section 4(a)(2) |
| Warrant to Purchase Common Interests | $0.00 | 50 | N/A | November 26, 2024 | Section 4(a)(2) |

| Common Interests | $0.00 | 30,000 | N/A | February 4, 2025 | Section 4(a)(2) |
|---|---|---|---|---|---|

See the section titled "*Capitalization, Debt and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**[14]

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, to which the Issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the Issuer in reliance on Section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the Issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

Robert Kirkman, via his entity Robert Kirkman, Inc., is party to an Amended and Restated Master License Agreement with Skybound, LLC (a wholly-owned subsidiary of the Issuer) pursuant to which Skybound, LLC has the exclusive license to commercialize all comic books created by Robert Kirkman as merchandise, comic books and video games, and the exclusive administration rights in connection with any motion picture or television projects based on any of the comic books, which includes, among others, *The Walking Dead* and *Invincible*.

In April 2021, the Issuer became a guarantor on a mortgage loan for Blueberry & Chicken, LLC ("**B&C**"), a related party owned by two members of the Issuer. The loan balance as of December 31, 2024 amounted to $17,984 thousand. The note is secured by a building owned by B&C and leased to the Issuer. The Issuer may be required to perform under the note should B&C default on its obligations. Management does not anticipate any requirement to pay in the near future. Management believes the Issuer and B&C are following any covenants and restrictions related to the loan in B&C.

The Issuer leases a building under an operating lease agreement from B&C. The Issuer currently makes monthly payments until December 31, 2026. The monthly lease payments for 2024 were $94 thousand. The agreement provides for annual increases of 2% of base rent in the immediately preceding year.

The Issuer incurs expenses to make building improvements which are reimbursed by B&C. As of December 31, 2024, B&C owed the Issuer $486 thousand for building improvements recorded in Due from Related Parties on the consolidated balance sheet.

In July 2021, the Issuer became a guarantor on a mortgage loan for Spicy Sauce, LLC ("**Spicy**"), a related party owned by three members of the Issuer. The loan balance at December 31, 2024 amounted to $8,626 thousand. The note is secured by a building owned by Spicy and leased to the Issuer. The Issuer may be required to perform under the note should Spicy default on its obligations. Management does not anticipate any requirement to pay in the near future. Management believes the Issuer and Spicy are following any covenants and restrictions related to the loan in Spicy.

The Issuer leases a building under an operating lease agreement from Spicy. The Issuer currently makes monthly payments until December 31, 2029. The monthly lease payments for 2024 were $49 thousand. The agreement provides for annual increases of 2% of base rent in the immediately preceding year.

[13] Excludes a 2% securities commission paid to the intermediary for such Regulation Crowdfunding offering.

[14] Capital Interests referenced in this section have been adjusted to reflect the Split, unless otherwise indicated.

The Issuer incurs expenses to make building improvements which are reimbursed by Spicy. As of December 31, 2024, Spicy owed the Issuer $0 for building improvements recorded in Due from Related Parties on the consolidated balance sheet.

The Issuer has a royalty agreement with one of its members for 15% on sales of comics, and sales at conventions and merchandise sold, 30% on local licensing and 70% on international comic licensing. Total royalty expense to related parties of $5,443 thousand was incurred for the year ended December 31, 2024.

The Issuer entered into a loan agreement with its employee, Ian Howe, in July 2021, in the principal amount of $300,000, which is payable by Mr. Howe on demand by the Issuer. The Issuer entered into a loan agreement with each officer, David Alpert, Jon Goldman and Robert Kirkman in November 2022, with each loan in the principal amount of $500,000 and secured by a pledge of 5,000 common membership interests held by each such executive officer (or, in the case of David Alpert, the Peanut & Pookie Family Trust, and, in the case of Robert Kirkman, the Kirkman Family 2014 Trust).

On August 31, 2023, the Issuer entered into a loan agreement with each of David Alpert, Jon Goldman and Robert Kirkman, with each loan in the principal amount of $1,961,034 and secured by a pledge of 20,000 Common Interests held by each of the Peanut & Pookie Family Trust, the Goldman/Gross Family Trust and the Kirkman Family 2014 Trust, respectively. On August 31, 2023, the Issuer also entered into a loan agreement with Daniel Murray, in the principal amount of $653,678 and secured by a pledge of 5,500 Common Interests held by Mr. Murray. The principal amount remains outstanding, as of December 31, 2024.

In connection with equity financing transactions by the Issuer from time to time, each of David Alpert (through the Peanut & Pookie Family Trust), Robert Kirkman (through the Kirman Family 2014 Trust) and Jon Goldman (through the Goldman/Gross Family Trust) enter into redemption agreements with the Issuer pursuant to which the Issuer redeems an aggregate amount of Common Interests held by them equal to 12.5% of the aggregate amount raised in the applicable equity financing transaction.

The Issuer and certain of its subsidiaries have entered into standard indemnification agreements with their respective directors, managers and officers, as applicable.

One or all of Robert Kirkman, David Alpert, Richard Jacobs (an employee of the Issuer), and potentially other employees of the Issuer serve as Executive Producers or Producers for television or film projects and, accordingly, may receive fees or other compensation for such services. The Issuer expects for the fees payable to such Executive Producers or Producers to, in the aggregate, not exceed 20% of the production fees received by the Issuer for each such project. David Alpert is a partner at Circle of Confusion, a talent management company. Talent that may partner with the Issuer on projects may also be represented by Circle of Confusion. Robert Kirkman is represented as an artist by Circle of Confusion.

Skybound, LLC, a wholly-owned subsidiary of the Issuer, entered into services agreements with each of D.D. Tuercas Trading Company, Inc. (for the services of David Alpert) and Tower 26 VC, LLC (for the services of Jon Goldman).

On December 18, 2023, the Issuer, through its wholly-owned subsidiary, Bumbio LLC, entered into a loan and security agreement with Scenario 42 SAS, a French production company in which the Issuer, through Bumbio LLC, owns a 49% interest, with the loan in the principal amount of €150 thousand.

The Issuer received revenues of $201 thousand from Com2uS Corp. for the year ended December 31, 2024. Com2uS Corp. holds equity membership interests in the Issuer and has the right to appoint one (1) Manager to the Issuer's Board of Managers.

The Issuer has an agreement with Image Comics, Inc. to purchase and distribute comic books. Robert Kirkman is a partner at Image Comics, Inc. The Issuer recorded revenues net of cost of $4,387 thousand for the year ended December 31, 2024.

## TAX MATTERS

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

## LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

**The Issuer has certified that all of the following statements are TRUE for the Issuer and the Co-Issuer in connection with this Offering:**

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Bad Actor Disclosure**

Neither the Issuer nor the Co-Issuer is subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Issuer nor the Co-Issuer is subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

**Progress Updates**

Information regarding the progress towards meeting the Target Offering Amount in this Offering may be found at www.invest.skybound.com.

**Ongoing Reporting**

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at www.invest.skybound.com.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

## ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Skybound Holdings LLC
(Issuer)

By:

/s/ David Alpert
(Signature)

David Alpert
(Name)

Chief Executive Officer (Principal Executive Officer)
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ David Alpert
(Signature)

David Alpert
(Name)

Chief Executive Officer, Secretary and Manager
(Title)

April 29, 2025
(Date)

/s/ Robert Kirkman
(Signature)

Robert Kirkman
(Name)

Co-Chairman, Chief Creative Officer and Manager
(Title)

April 29, 2025
(Date)

/s/ Jon Goldman
(Signature)

Jon Goldman
(Name)

Co-Chairman and Manager
(Title)

April 29, 2025
(Date)

/s/ Carmen Carpenter
(Signature)

Carmen Carpenter
(Name)

Manager
(Title)

April 29, 2025
(Date)

**Exhibit A**

Financial Statements

*(see attached)*


SKYBOUND®

**SKYBOUND HOLDINGS LLC, AND SUBSIDIARIES,**
CONSOLIDATED FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2023 AND 2022

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members of
Skybound Holdings LLC and subsidiaries:

### Opinion

We have audited the accompanying consolidated financial statements of Skybound Holdings LLC, a Delaware company, and subsidiaries, which comprise the consolidated balance sheet as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income (loss), changes in members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Skybound Holdings LLC and subsidiaries, as of December 31, 2023 and 2022, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

### Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of Skybound Holdings LLC and subsidiaries and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Emphasis of Matter

As discussed in Notes 2 and 3 to the consolidated financial statements, management of the Company restated its financial statements to correct errors in revenue recognition and accrual of royalty costs as of and for the year ended December 31, 2022.

### Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Skybound Holdings LLC and subsidiaries' ability to continue as a going concern within one year after the date that consolidated financial statements are available to be issued.

### Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Skybound Holdings LLC and subsidiaries' internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Skybound Holdings LLC and subsidiaries' ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

*/s/ dbbmckennon*
Newport Beach, California
July 2, 2024

**SKYBOUND HOLDINGS LLC AND SUBSIDIARIES**

Consolidated Balance Sheets

*(in thousands)*

| As of December 31, | 2023 | Restated 2022 |
|---|---|---|
| **ASSETS** | | |
| **Current assets:** | | |
| Cash and cash equivalents | $ 44,275 | $ 26,471 |
| Accounts receivable, net | 19,877 | 18,503 |
| Distributed product receivable | 212 | 29,133 |
| Due from related parties | 53 | 401 |
| Inventories, net | 3,426 | 3,882 |
| Software development costs, net | 3,040 | 4,182 |
| IP development costs, net | 1,160 | 360 |
| Contract costs to related parties | 590 | 1,911 |
| Prepaid expenses and other current assets | 1,108 | 4,334 |
| **Total current assets** | **73,741** | **89,177** |
| Property and equipment, net | 974 | 399 |
| TV / Film development costs, net | 3,690 | 3,487 |
| Software development costs, net | 2,476 | 430 |
| Non-current due from related parties | 8,454 | 1,763 |
| Equity-method investment | 7,046 | 16,378 |
| Derivative assets, at fair value | - | 23,712 |
| Investments, at cost | 2,966 | 3,340 |
| Operating lease right-of-use assets | 6,734 | 6,620 |
| Goodwill | 38,741 | - |
| Intangible assets, net | 6,796 | - |
| Deferred tax asset | 5,946 | - |
| Other non-current assets | 3,028 | 1,483 |
| **Total assets** | **$ 160,592** | **$ 146,789** |
| **LIABILITIES AND EQUITY** | | |
| **Current liabilities:** | | |
| Accounts payable | $ 2,164 | $ 1,054 |
| Distributed product payable | 19,850 | 37,347 |
| Accrued expenses | 8,833 | 9,839 |
| Lease liability, short-term | 1,948 | 1,162 |
| Accrued royalties payable to related parties | 2,455 | 3,072 |
| Deferred revenue, short-term | 8,213 | 15,124 |
| Income tax liabilities | 507 | 906 |
| Other current liabilities | 231 | 795 |
| **Total current liabilities** | **44,205** | **69,301** |
| Deferred revenue, long-term | 5,587 | 3,440 |
| Lease liability, long-term | 4,925 | 5,603 |
| Deferred tax liability | 2 | 460 |
| SAFE Investment | 3,000 | 0 |
| Other non-current liabilities | 957 | - |
| **Total liabilities** | **58,676** | **78,804** |
| **Commitments and contingencies (Note 20)** | | |

| Equity: | | |
|---|---|---|
| Preferred units | 43,811 | 43,807 |
| Common units | 21,895 | 1,012 |
| Treasury units | (500) | - |
| Additional paid-in capital | 5,111 | 2,783 |
| Accumulated other comprehensive income | 757 | 545 |
| Retained earnings | 9,674 | 19,198 |
| **Members' equity** | **80,748** | **67,345** |
| Noncontrolling interest | 21,168 | 640 |
| **Total equity** | **101,916** | **67,985** |
| **Total liabilities and equity** | **$ 160,592** | **$ 146,789** |

*See accompanying Notes.*

**SKYBOUND HOLDINGS LLC AND SUBSIDIARIES**

Consolidated Statements of Comprehensive Income

*(in thousands, except units and per unit data)*

| For the years ended December 31, | | 2023 | | Restated 2022 |
|---|---|---|---|---|
| **Revenue** | $ | 96,475 | $ | 100,990 |
| **Cost of revenue** | | 66,991 | | 69,861 |
| **Gross profit** | | 29,484 | | 31,129 |
| **Operating expenses:** | | | | |
| Sales and marketing | | 8,036 | | 8,920 |
| General and administrative | | 25,120 | | 18,051 |
| Research and development | | 13,467 | | 2,796 |
| **Total operating expenses** | | 46,623 | | 29,767 |
| | | | | |
| **Income (loss) from operations** | | (17,139) | | 1,362 |
| | | | | |
| Other income (expense) | | | | |
| Interest income | | 940 | | 22 |
| Interest expense | | (119) | | (108) |
| Foreign exchange gain (loss) | | 1,506 | | (528) |
| Change in fair value of derivative | | (421) | | 10,695 |
| Initial fair value derivative | | - | | 15,915 |
| Gain on sale of stock warrant | | 6,012 | | - |
| Other non-operating income (expense), net | | 567 | | 299 |
| **Total other income (expense), net** | | 8,485 | | 26,295 |
| | | | | |
| **Income (loss) before income taxes** | | (8,654) | | 27,657 |
| | | | | |
| Income tax benefit (provision) | | 1,707 | | (5,659) |
| | | | | |
| **Net income (loss)** | **$** | **(6,947)** | **$** | **21,998** |
| | | | | |
| Net income (loss) attributable to noncontrolling interests | | (27) | | (303) |
| **Net income (loss) attributable to members** | | **(6,920)** | | **22,301** |
| | | | | |
| Other comprehensive income: | | | | |
| Foreign currency translation gain | | 212 | | 566 |
| | | | | |
| **Total comprehensive income (loss)** | **$** | **(6,735)** | **$** | **22,564** |
| Comprehensive income (loss) attributable to NCI | | (27) | | (303) |
| Comprehensive income (loss) attributable to members | | (6,708) | | 22,867 |
| | | | | |
| Basic earnings (losses) per share | $ | (1.58) | $ | 5.25 |
| Diluted earnings (losses) per share | $ | (1.58) | $ | 4.31 |
| | | | | |
| Weighted average shares outstanding – basic | | 4,392,718 | | 4,249,638 |
| Weighted average shares outstanding – diluted | | 4,392,718 | | 5,175,542 |

*See accompanying Notes.*

**SKYBOUND HOLDINGS LLC AND SUBSIDIARIES**

Consolidated Statements of Cash Flows

*(in thousands)*

| For the years ended December 31, | | 2023 | | Restated 2022 |
|---|---|---|---|---|
| **Operating activities:** | | | | |
| Net income (loss) | $ | (6,947) | $ | 21,998 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | | | |
| Depreciation and amortization | | 13,552 | | 1,612 |
| Gain on FV remeasurement of pre-existing interest | | (641) | | - |
| Gain on warrants sale | | (6,012) | | - |
| Unrealized gain | | (165) | | (27,413) |
| Realized foreign currency exchange losses | | - | | 566 |
| Equity-based compensation | | 2,407 | | 3,165 |
| Amortization of prepaid | | - | | 931 |
| Deferred income taxes | | (6,404) | | 4,779 |
| Changes in operating activities: | | | | |
| Accounts receivable, net | | (712) | | (3,152) |
| Distributed product receivable | | 28,920 | | (29,133) |
| Inventories, net | | 455 | | 52 |
| Prepaid expenses and other current assets | | 8,281 | | 132 |
| Capitalized software and IP development costs | | (7,529) | | (2,878) |
| Capitalized TV /film development costs | | (5,647) | | (3,017) |
| Contract costs to related parties | | 1,321 | | (1,118) |
| Accounts payable | | 95 | | (766) |
| Payments on leases | | (1,701) | | (970) |
| Distributed product payable | | (17,497) | | 37,347 |
| Accrued expenses and other liabilities | | (1,367) | | 4,983 |
| Income tax liabilities | | (493) | | 465 |
| Accrued royalties to related parties | | (618) | | - |
| Deferred revenue | | (5,262) | | 7,284 |
| Other liabilities | | 398 | | - |
| Net cash provided by (used in) operating activities | $ | (5,566) | $ | 14,867 |
| | | | | |
| **Investing activities:** | | | | |
| Purchase of property and equipment | | (752) | | (200) |
| Purchase of intangible assets | | (1,085) | | - |
| Purchase of long term investments | | (3,212) | | (10,948) |
| Proceeds from sale of warrants | | 21,927 | | - |
| Cash paid in business combinations, net of cash consideration received | | (3,765) | | - |
| Loan to founders | | (6,523) | | - |
| Net cash provided by (used in) investing activities | $ | 6,590 | $ | (11,148) |
| | | | | |
| **Financing activities:** | | | | |
| Proceeds from Regulation A | | 17,843 | | - |
| Cash paid for offering costs | | (1,624) | | (158) |
| Redemption of common units | | (2,604) | | (327) |
| Proceeds from issuance of preferred units | | - | | 2,575 |
| Proceeds from SAFE investment | | 3,000 | | - |
| Taxes paid for cashless exercise | | (47) | | (241) |
| Capital | | - | | - |
| Net cash provided by financing activities | $ | 16,568 | $ | 1,849 |
| | | | | |
| Effect of exchange rate changes on cash and cash equivalents | | 212 | | 4 |

| | | |
|---|---|---|
| **Net increase in cash and cash equivalents** | 17,804 | 5,570 |
| | | |
| **Cash and cash equivalents: beginning of year** | 26,471 | 20,901 |
| **Cash and cash equivalents: end of year** | **$ 44,275** | **$ 26,471** |

*See accompanying Notes.*

**SKYBOUND HOLDINGS LLC AND SUBSIDIARIES**

Consolidated Statements of Changes in Members' Equity

*(in thousands)*

| For the years ended December 31, | | 2023 | | Restated 2022 |
|---|---|---|---|---|
| **Total equity, beginning balance:** | | | | |
| Attributable to members | $ | 67,345 | $ | 39,465 |
| Attributable to non-controlling interests | | 640 | | 943 |
| **Total equity** | **$** | **67,985** | | **40,408** |
| | | | | |
| **Preferred units:** | | | | |
| Beginning balance | $ | 43,807 | | 41,386 |
| Issuance | | - | | 2,417 |
| Redemption | | - | | - |
| Vesting of warrants | | 4 | | 4 |
| Closing balance | $ | 43,811 | | 43,807 |
| | | | | |
| **Common units:** | | | | |
| Beginning balance | $ | 1,012 | | 667 |
| Issuance | | 16,219 | | - |
| Redemption | | - | | - |
| Acquisition of noncontrolling interest | | 3,700 | | - |
| Units issued for purchase of equity method investment | | 900 | | |
| Exercise of stock options | | 64 | | 345 |
| Closing balance | $ | 21,895 | | 1,012 |
| | | | | |
| **Treasury units:** | | | | |
| Beginning balance | $ | - | | - |
| Repurchase | | (500) | | - |
| Retirement | | - | | - |
| Closing balance | $ | (500) | | - |
| | | | | |
| **Additional paid-in capital:** | | | | |
| | | | | |
| Beginning balance | $ | 2,783 | | 208 |
| Acquisition of noncontrolling interest | | 32 | | 1,112 |
| Equity-based compensation | | 2,407 | | 2,049 |
| Exercise of stock options | | (111) | | (586) |
| Closing balance | $ | 5,111 | | 2,783 |
| | | | | |
| **Retained earnings:** | | | | |
| Beginning balance | $ | 19,198 | | (2,775) |
| Net income | | (6,920) | | 22,301 |
| Redemption | | (2,604) | | (328) |
| Closing balance | $ | 9,674 | | 19,198 |
| | | | | |
| **Accumulated other comprehensive income:** | | | | |
| Beginning balance | $ | 545 | | (21) |
| Foreign currency translation | | 212 | | 566 |
| Closing balance | $ | 757 | | 545 |
| | | | | |
| **Non-controlling interests:** | | | | |
| Beginning balance | $ | 640 | | 943 |
| Net income | | (27) | | (303) |
| Acquisition of noncontrolling interest | | 20,555 | | - |
| Foreign currency translation | | - | | - |

| | | |
|---|---|---|
| Closing balance | $ 21,168 | 640 |
| | | |
| **Total equity, ending balance:** | | |
| Attributable to members | 80,748 | 67,345 |
| Attributable to non-controlling interests | 21,168 | 640 |
| **Total equity** | **$ 101,916** | **$ 67,985** |

*See accompanying Notes.*

**SKYBOUND HOLDINGS LLC AND SUBSIDIARIES**

**Notes to Consolidated Financial Statements**

**For the Years Ended December 31, 2023, and 2022**

## 1. Organization and nature of business

Skybound Holdings LLC, a Delaware limited liability company formed on December 14, 2016, and its subsidiaries (collectively, the "Company"), is a multi-platform entertainment company distributing intellectual property (IP) across comics, games, books, television shows, and movies serving customers worldwide.

## 2. Summary of significant accounting policies

*Restatement:* There were certain errors in the prior period consolidated financial statements relating to the accounting treatment of production services revenue, partnership revenue and cost of revenue. Based upon the Company's evaluation of both quantitative and qualitative factors, the Company concluded the errors were material to the Company's previously issued consolidated financial statements. Accordingly, the Company has restated its previously issued consolidated financial statements as shown in Note 3, Restatement of Previously Issued Consolidated Financial Statements. All relevant footnotes have also been adjusted to reflect the impact of the revisions.

*Principles of Consolidation*: The accompanying consolidated financial statements include the accounts of Skybound Holdings LLC, and its wholly owned subsidiaries: Bumbio LLC, Dark Stories, LLC, Viltrumite Pants, LLC, This is JoJo, LLC, Itchy Water, LLC, Blah Blah Boys, LLC, Tea Hot LLC, Shoe Leather Digital, Inc., Skybound Game Studios, Inc., Skybound Games Europe B.V., Skybound Games UK Limited, Skybound Interactive, LLC, Skybound Japan K.K., Skybound Stories, Inc., and Skybound, LLC and are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

The Company, directly or through its subsidiaries, has majority owned subsidiaries including the accounts of Skybound Galactic, LLC, Spacebound, LLC, Superform, LLC, IBO, LLC, Skybound Music Publishing LLC, Skybound Music Recordings LLC, 5$^{th}$ Planet Games A/S, 5$^{th}$ Planet Games Development ApS, 5$^{th}$ Planet Games GmbH, Sagafilm ehf., and its 13 wholly owned subsidiaries listed in Item 1. ("Sagafilm"). The ownership interests not held by the Company are reflected as noncontrolling interest in these consolidated financial statements.

In the year ended December 31, 2023, the Company dissolved the following wholly owned subsidiaries: Boaty Boat Boat, LLC, El El See, LLC, howyaknow, LLC, and Fakakta Studios, Inc. The majority owned 5$^{th}$ Planet Games A/S liquidated its wholly owned subsidiary Ivanoff Interactive A/S, in June of 2023.

Collectively, all the companies above are referred to as the "Company" throughout these consolidated financial statements and accompanying notes. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company leases office space from Blueberry & Chicken, LLC (B&C), a related party owned by two members of the Company and from Spicy Sauce, LLC (Spicy), a related party owned by three members of the Company. The Company consolidates all entities in which the Company holds a controlling financial interest. For voting interest entities, the Company is considered to hold a controlling financial interest when the Company is able to exercise control over investees' operating and financial decisions. For Variable Interest Entities (VIE), the Company is considered to hold a controlling financial interest when it is determined to be the primary beneficiary of the entity. A primary beneficiary is a party that has both: (1) the power to direct the activities of a VIE that most significantly impact that entity's economic performance, and (2) the obligation to absorb losses, or the right to receive benefits, from the VIE that could potentially be significant to the VIE. The Company has a variable interest in B&C and Spicy through a loan guarantee (see Note 19). The Company does not have the power to direct activities that most significantly impact the economic performance of B&C and Spicy, nor does the Company have the obligation to absorb losses or rights to receive benefits.

*Noncontrolling Interests*: The Company accounts for the noncontrolling interests in consolidated subsidiaries under the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 810, *Consolidation*, which requires that noncontrolling interests be reported as a separate component of equity and that net income or loss attributable to the noncontrolling interests and net income or loss attributable to the members of the Company be presented separately on the consolidated statements of comprehensive income.

*Use of Estimates:* The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues, expenses, and disclosures as of the date of the consolidated financial statements and for the years then ended. Significant estimates affecting the consolidated financial statements, capitalization and recovery of development costs, such as the allowance for doubtful accounts, reserve for excess and obsolete inventories, certain accrued expenses, valuation of equity related grants, derivative assets, estimates related to revenue recognition when recognition is based on the inputs/time spent on the project and deferred tax assets have been prepared based on the most current and best available information. However, actual results from the resolution of such estimates and assumptions may vary from those used in the preparation of the consolidated financial statements.

*Revenue Recognition:* The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers* ("ASC 606"), using the modified retrospective transition method. ASC 606 outlines a comprehensive five-step principles-based framework for recognizing revenue under US GAAP. Revenue recognition is evaluated through the following five steps:

1. Identify the Contract(s) with a Customer
2. Identify the Performance Obligations in the Contract
3. Determine the Transaction Price
4. Allocate the Transaction Price to the Performance Obligations in the Contract
5. Recognize Revenue

The Company recognizes revenue at the amount to which it expects to be entitled when control of the products or services is transferred to its customers. Control is generally transferred when the Company has a present right to payment and title and the significant risks and rewards of ownership of products or services are transferred to its customers.

The Company generates revenue from the following sources:

● Product Sales: The sale of physical and digital products are earned by the Company based on a predetermined sales price, The product is delivered to customers in exchange for the stated rate, and as such these revenues are recognized by the Company when control of the promised goods or services are transferred to the customer, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services, which is generally on delivery to the customer. After that point in time, the Company does not have remaining performance obligations related to the product sales.
● Licensing and Royalties from the sales of licensed intellectual property (IP): Licensing revenues are based on the functionality of the IP. When the IP is fully functional, the Company records revenues at the time the license is granted. If the license is deemed symbolic or is not yet functional, revenues are recorded over time when the customer begins deriving the benefits of the Company's IP over the estimated term of the contract period of benefit. The granting of a license for IP is often coupled with services co-publishing, production and marketing services (see paragraph below). The license and services fees require the Company to allocate the transaction price to the deliverables based on cost inputs and comparable fees. Royalty revenue is generally recognized at a point in time when merchandise is sold, as it is considered a sales-based royalty in accordance with ASC 606. After the term of the agreement, the Company does not have remaining performance obligations related to licensing.

● Production and marketing services: Services revenues are fixed and determinable and is earned by the Company based on a predetermined amount. The service is delivered to the customers throughout the production schedule in exchange for stated rate, and as such this revenue is earned by the Company over time on the percentage of completion against actual costs. After production is completed, the Company does not have the remaining performance obligations related to producing services.

*Cash and Cash Equivalents:* Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less.

*Accounts Receivable and Allowance for Doubtful Accounts:* Accounts receivable is stated at amounts due from customers, net of an allowance for doubtful accounts. The Company generally does not require collateral. As a general policy, the Company determines an allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and industry as a whole. Receivables are written off against the allowance for doubtful accounts in the year deemed uncollectible after all reasonable methods of collection have been exhausted. The opening balance of accounts receivable at January 1, 2022 was $15,973 thousand. For the years ended December 31, 2023, and 2022, the Company wrote off $115 thousand and $0, respectively, of receivables that were deemed uncollectable. As of December 31, 2023, and 2022, the Company held $24 thousand and $0, respectively, for allowance of doubtful accounts.

*Distributed Products Receivable:* The Company's Distributed Products Receivable represent amounts billed to customers on behalf of a developer/publisher of a video game, which was released in December of 2022. The Company is entitled to receive distribution fees which are recorded as revenues (see Note 21 for details). The Company, after deducting distribution fees, will remit the net balance due to the developer/publisher. The Company reports the receivable separately as a non-trade receivable. The Company has no right of offset as the Company's receivables and its developer/publisher payable are not with the same party.

*Financial Instruments and Concentrations of Business and Credit Risk:* Financial instruments that potentially subject the Company to concentrations of business and credit risk consist primarily of cash and cash equivalents and accounts receivable.

The Company maintains cash and cash equivalents balances that at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk in this area.

The Company's accounts receivable, which are unsecured, expose the Company to credit risks such as collectability and business risks such as customer concentrations. The Company mitigates credit risks by investigating the creditworthiness of customers prior to establishing relationships with them, performing periodic reviews of the credit activities of those customers during the course of the business relationship, and recording allowances for doubtful accounts when these receivables become uncollectible. As of December 31, 2023, the Company did not have any customers that accounted for more than 10% of the Company's receivable balances. The loss of this customer would not have a significant impact on the Company's operations. As of December 31, 2022, the Company had three significant customers that accounted for more than 10% of the Company's receivable balances.

*Inventories:* Inventories consisting of inventory components and finished goods, are stated at the lower of cost or net realizable value, net of a reserve. Cost is determined using standard costs, which approximates weighted average cost. The Company evaluates the need for reserves on inventories associated with obsolete, slow-moving, and non-sellable inventories by reviewing estimated net realizable values on a periodic basis.

*Property and Equipment**:*** Property and equipment are stated at cost, net of accumulated depreciation. Depreciation on property, plant and equipment is recognized on a straight-line basis.

| **Property and equipment** | **Useful lives** |
|---|---|
| Leasehold improvements | Lesser of lease life or asset life |
| Furniture, Equipment and vehicles | Three to fifteen years |

Betterments, renewals, and extraordinary repairs that materially extend the useful life of the asset are capitalized; other repairs and maintenance charges are expensed as incurred.

The cost and related accumulated depreciation applicable to assets retired are removed from the accounts, and the gain or loss on disposition, if any, is recognized in the consolidated statements of comprehensive income for that period.

***Impairment*** *of Long-Lived Assets:* The Company accounts for the impairment and disposition of long-lived assets in accordance with FASB ASC Subtopic 360-10-35, *Property, Plant, and Equipment – Overall – Subsequent Measurement* ("ASC 360"). In accordance with ASC 360, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company measures recoverability of assets to be held and used by comparing the carrying amount of an asset to future undiscounted net cash flows that it expects the asset to generate. When an asset is determined to be impaired, the Company recognizes the impairment amount, which is measured by the amount the carrying value of the asset exceeds its fair value. No impairment losses were recognized for the years ended December 31, 2023, and December 31, 2022.

**Software Development Costs:** Software development costs include payments made to independent software developers under development agreements for various digital games. Software development costs are capitalized once technological feasibility of a product is established and such costs are determined to be recoverable. Technological feasibility of a product requires both technical design documentation and game design documentation, or the completed and tested product design and a working model. For products where proven technology exists, capitalization may occur early in the development cycle. Significant management judgments and estimates are applied in assessing when capitalization commences for software development costs and the evaluation is performed on a product-by-product basis. Prior to achieving technological feasibility, we expense the amounts as part of research and development costs. Capitalized costs for products that are canceled or are expected to be abandoned are charged to cost of revenue.

Capitalized software development costs are stated at amortized cost. Once a game is released, amortization of capitalized production costs is computed based on actual revenues achieved as a percentage of the expected lifetime revenue or expected life, whichever is greater. As the lifetime revenue amount is a project that can change with updated expectations, amortization can fluctuate each month. Our software development costs are generally amortized in full within 36 months.

*Film and TV Costs:* Film and TV costs include direct costs incurred in the production of a film, including costs related to the creation of the story. The costs associated with the production of films and TV in which we own the rights are capitalized. Costs are generally amortized using the Ultimate process, which generally range over a period of five (5) to ten (10) years. Amortization begins once a project is completed and starts generating revenue and is amortized over the project's expected useful life. Projects are evaluated at year end for impairment.

*IP Development Costs:* The Company capitalizes and amortizes the cost associated with its trademarks, patents, and copyrights. IP development costs are amortized beginning on the date the asset is available for its intended use, which would generally be the regulatory approval date. The costs are generally amortized over the term of the license not to exceed 10 years.

*Equity-Method Investments:* Investments that we do not consolidate but in which we have significant influence over the operating and financial policies of the investee are classified as equity method investments and are accounted for using the equity method of accounting. In applying the equity method of accounting, investments are initially recorded at cost and are subsequently adjusted based on our proportionate share of net income or loss of the investee, net of any distributions received from the investee.

*Investments, at cost:* In accordance with FASB ASC Subtopic 321-10-35-2, *Investments – Others – Cost Method Investments*, investments where the Company does not have a significant influence are accounted for at cost. The Company reviews all material investments on an annual basis to determine whether a significant event or change in circumstances has occurred that may have an adverse effect on the fair value of the investment. In the event the fair value of the investment declines below the cost basis, the Company records an impairment with the offset recorded in the consolidated statements of comprehensive income.

*Derivative Instruments:* The Company accounts for free-standing derivative instruments in accordance with ASC 815, which establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other financial instruments or contracts and requires recognition of all derivatives on the consolidated balance sheet at fair value. Changes in fair value of the derivative instruments are recorded in the consolidated statements of comprehensive income.

*Fair-Value of Financial instruments:* Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

| **(in thousands)**<br>**As of December 31,** | | | **2023** | | **2022** |
|---|---|---|---|---|---|
| 5th Planet Games A/S (Note 10) | Level 2 | $ | - | $ | 7,798 |
| Private Company (Note 11) | Level 3 | $ | - | $ | 15,915 |
| SAFE Investment (Note 15) | Level 3 | $ | 3,000 | | - |

*Deferred Issuance Costs:* Deferred issuance costs paid in connection with obtaining long-term financing are capitalized and amortized using the straight-line method, which approximates the effective-interest method over the term of the related financing. The Company complies with the requirements of ASC 340, Other Assets and Deferred Costs, with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

*Leases:* In February 2016, the FASB issued ASU No. 2016-02 (“ASC 842”), Leases, and subsequent codification improvements. The standard requires recognition of rights and obligations arising from lease contracts, including existing and new arrangements, as assets and liabilities on the balance sheet. Under this guidance, lessees need to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). The Company adopted ASC 842 as of January 1, 2022 using the modified retrospective transition approach. Accordingly, previously reported financial statements, including footnote disclosures, have not been recast to reflect the application of the new standard to all comparative periods presented. In addition, the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Company to carry forward the historical determination of contracts as leases, lease classification and not reassess initial direct costs for historical lease arrangements. The finance lease classification under ASC 842 includes leases previously classified as capital leases under ASC 840.

*Advertising:* Advertising costs are expensed as incurred and amounted to $2,857 thousand and $2,758 thousand for the years ended December 31, 2023, and 2022. Advertising costs are included in sales and marketing expenses on the accompanying consolidated statements of comprehensive income.

*Equity Incentive Plan:* During 2019, the Company adopted an incentive interest plan, in which the Company may grant certain incentive interests to employees, consultants and board members. The incentive interests are subject to vesting over time or based on the Company’s financial performance. FASB ASC Topic 718, Compensation – Stock Compensation (“ASC 718”), requires that all equity-based payments to employees and board members be recognized in the consolidated statement of comprehensive income over their vesting period based on the fair value of those awards calculated using an option valuation model on the grant date. The Company issued 51,130 and 286,120 grants during the years ended December 31, 2023, and 2022, respectively.

Certain officers of the Company, as authorized by the Company’s Board of Managers, administer the Plan, select the individuals to whom options will be granted, determine the number of options to be granted, and determine the term and exercise price of each option. Options granted pursuant to the terms of the Plan cannot be granted with an exercise price of less than 100% of the fair market value of the underlying equity unit on the date of grant. The contractual term of the options granted under the Plan cannot be greater than ten years from the date of issuance. Options granted to employees and consultants generally are granted in tranches that vest over a period of four to seven years, with each tranche having a cliff ranging from one to four years, and, in the case of each tranche, in quarterly increments thereafter.”

As of the reporting date, the fair value of the Company’s Common Units were determined using market-based valuation techniques that were produced through a 409a valuation. Specifically, we considered the public market sales price as a relevant indicator of fair value. The fair value of the Company’s common units was determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants, Valuation of Privately Held Company Equity Securities Issued as Compensation.

The equity underlying the Plan is Incentive Plan Units which are substantially equivalent to Common Units, except Incentive Plan Units are non-voting and have waived information rights.

*Foreign Currency Matters:* The functional currency of the Company is the United States Dollar. The functional currency of Skybound Games Europe BV is the Euro and Skybound Games UK Limited is the British Pound. The functional currency of Skybound Japan is the Japanese Yen. The functional currency of 5th Planet Games is the Danish Krone. The functional currency for Sagafilm is Icelandic Krona. The financial statements of the Company's subsidiaries were translated to United States Dollars in accordance with ASC 830, Foreign Currency Translation Matters, using period-end rates of exchange for assets and liabilities, and average rates of exchange for the year for revenues and expenses. Gains and losses arising on foreign currency denominated transactions are included in consolidated statements of comprehensive income.

*Income Taxes:* The Company's operations consist of an LLC, which is taxed as a corporation, and certain corporate subsidiaries, which are subject to taxation under the provisions of the Internal Revenue Code. Certain LLC subsidiaries have elected to be taxed as partnerships and any associated tax obligations for those entities flows to the members of those entities.

The Company uses the asset and liability method in accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates that are expected to be in effect when the differences reverse.

The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax assets are recognized subject to management's judgment that realization is more likely than not.

The Company follows the provisions of uncertain tax positions as addressed in "ASC 740", *Income Taxes* which provides guidance for how uncertain income tax positions should be recognized, measured, presented, and disclosed in the consolidated financial statements. The Company is required to evaluate the income tax positions taken or expected to be taken to determine whether the positions are "more-likely-than-not" to be sustained upon examination by the applicable tax authority. Management believes the Company does not have uncertain tax positions pursuant to ASC 740 and accordingly no accruals were made for the year ended December 31, 2023, and 2022.

With few exceptions, the Company is subject to examination by federal tax authorities for returns filed for the prior three years and by state tax authorities for returns filed for the prior four years, and no examinations are currently pending.

*Sales Taxes:* Sales and similar taxes collected by the Company are netted with the corresponding sale to the customer. The Company collects said sales tax from customers and remits the entire amount to the state.

*VAT Taxes:* The Company tracks collected and paid VAT tax. The Company nets the collections with the payments and files returns quarterly.

*Delivery Costs:* All costs of delivery are included in Cost of Sales. Delivery costs were $3,210 thousand and $3,464 thousand for the years ended December 31, 2023, and 2022, respectively.

*Goodwill:* The Company may recognize goodwill on the acquisition date on an investment in which a controlling interest is obtained. Goodwill is the excess of the consideration transferred, the fair value of any noncontrolling interest in the acquiree, the fair value of any previously held equity interest in the acquiree, less the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

The Company assesses goodwill for impairment on each reporting period. In assessing impairment on our goodwill, the Company first analyzes qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a goodwill impairment test. The qualitative factors the Company assesses include long-term prospects of our performance, share price trends and market capitalization, and Company- specific events. If the Company concludes it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, the Company does not need to perform an impairment test. If based on that assessment, the Company believes it is more likely than not that the fair value of the reporting unit is less than its carrying value, the Company will measure goodwill for impairment by applying fair value-based tests at the reporting unit level. The Company's acquired goodwill in 2023 was a result of obtaining majority control of 5th Planet Games A/S and Sagafilm.

***Business Combinations:*** The Company accounts for all transactions that represent business combinations using the acquisition method of accounting under Accounting Standards Codification Topic No. 805, *Business Combinations* ("ASC 805"). Per ASC 805, the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired entity are recognized and measured at their fair values on the date an entity obtains control of the acquiree. Such fair values that are not finalized for reporting periods following the acquisition date are estimated and recorded as provisional amounts. Adjustments to these provisional amounts during the measurement period (defined as the date through which all information required to identify and measure the consideration transferred, the assets acquired, the liabilities assumed, and the noncontrolling interests obtained, limited to one year from the acquisition date) are recorded when identified. Goodwill is determined as the excess of the fair value of the consideration exchanged in the acquisition over the fair value of the net assets acquired.

***Restatement of Previously Issued Financial Statements:***

**Production Services Revenue Recognition:** The Company generates revenue from product sales, licensing and royalties, and production and marketing services. Prior to the adoption of ASC 606, the Company recorded the net contract prices as revenue on its productions. With the implementation of ASC 606, the Company recognized revenue based on a percentage of actual cost relative to expected cost to complete a production. Under this approach, as the expected cost of a project decreased additional income was recognized and conversely as the expected cost increased the revenue recognized decreased. This approach led to significant fluctuations in the revenue recognition (and at times negative revenue recognition). During fiscal year 2023, Management conducted a thorough review of its productions revenue recognition policy. Based on the Management's evaluation, it was determined that certain processes and controls around the budgeting of production needed to be implemented. Among these controls was an approval of the final budget by the SVP of Production and the CEO. Furthermore, Management also concluded that production services revenue was properly recognized over a period (based performance obligation), however, only a final approved budget should have been used (instead of period-by-period adjustments to the budget). Under the correct approach after the completion of a production (and thus the removal of performance obligation) any remaining revenue is recognized. All product service contracts were recalculated under the correct approach, which resulted in an understatement of deferred revenue and overstatement of revenue by approximately $6,599 thousand as of and for the fiscal year ended December 31, 2022.

**Partnership Revenue and Cost of Revenue:** Skybound and a partner signed a contract to distribute video games and other merchandise that are developed using certain trademarks or copyrights. Per the terms of the partnership agreement certain costs and revenue are shared between the partners. Historically the cost of the games and the revenue associated with the cost were captured within the same reporting period. However, during the Company's Quality Review Audit, it was noted that at times the revenue recognized, and the associated cost (of the same revenue) were not being captured in the same period. Certain revenues were recognized in December 2022, however the cost of revenue was not reported until January 2023. The correction resulted in an understatement of accrued royalties and the understatement of cost of sales by approximately $2,811 thousand as of and for the year ended December 31, 2022.

In addition to the above, there were certain other immaterial errors identified which are also being corrected in connection with the restatement of previously issued consolidated financial statements. These errors are quantitatively immaterial for our previously issued financial information.

Description of Restatement Reconciliation Tables: In the following tables, we have presented a reconciliation of our consolidated balance sheet as previously reported to the restated amounts as of December 31, 2022, as well as our consolidated statements of comprehensive income, and consolidated statements of cash flows from our prior periods as previously reported to the restated amounts for the year ended December 31, 2022. The consolidated statements of comprehensive income, cash flows and changes in equity for the year ended December 31, 2022, have been restated for the correction to net income.

**Recently Issued Accounting Standards:** December 2023, the FASB issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09). The ASU focuses on income tax disclosures around effective tax rates and cash income taxes paid. ASU 2023-09 largely follows the proposed ASU issued earlier in 2023 with several important modifications and clarifications. ASU 2023-09 is effective for private entities for annual periods beginning after December 15, 2025. Entities should adopt this guidance on a prospective basis, though retrospective application is permitted. The Company is evaluating the impact of this ASU on its consolidated financial statements.

The FASB issued ASU 2023-08 Intangibles - Goodwill and other - Crypto assets, which requires companies to measure these assets at fair value. ASU 2023-08 is effective for annual periods beginning after December 15, 2024.

**Restated Consolidated Balance Sheet, as of December 31, 2022**

*(in thousands)*

| | Restated | Previously reported | Effect of change |
|---|---|---|---|
| Accrued liabilities | $ 9,839 | $ 7,028 | $ 2,811 |
| Accrued royalties to related parties | 3,072 | 1,899 | 1,173 |
| Deferred revenue, short-term | 15,124 | 8,525 | 6,599 |
| **Total current liabilities** | 69,301 | 58,716 | 10,585 |
| | | | |
| Deferred tax liability | 460 | 452 | 8 |
| **Total liabilities** | 78,804 | 68,211 | 10,593 |
| | | | |
| Retained earnings (accumulated deficit) | 19,198 | 27,122 | (7,924) |
| **Members' equity** | 67,345 | 75,269 | (7,924) |
| **Equity** | $ 67,985 | $ 75,909 | $ (7,924) |

**Restated Consolidated Statement of Comprehensive Income for the year ended December 31, 2022**

*(in thousands, except units and per unit data)*

| | Restated | Previously reported | Effect of change |
|---|---|---|---|
| **Revenue** | $ 100,990 | $ 107,589 | $ (6,599) |
| **Cost of revenue** | (69,861) | (65,876) | (3,985) |
| **Gross profit** | 31,129 | 41,713 | (10,584) |
| | | | |
| General and administrative | (18,051) | (18,052) | (1) |
| **Total operating expenses** | (29,767) | (29,768) | (1) |
| | | | |
| **Income from operations** | 1,362 | 11,945 | (10,583) |
| | | | |
| Foreign currency exchange | (528) | (527) | (1) |
| **Total other income** | 26,295 | 26,296 | (1) |
| | | | |
| **Income before income taxes** | 27,657 | 38,241 | (10,584) |
| | | | |
| Income taxes | (5,659) | (8,320) | 2,661 |
| | | | |
| **Net income** | 21,998 | 29,921 | (7,923) |
| **Net income attributable to members** | $ 22,301 | $ 30,224 | $ (7,923) |
| | | | |
| Adjusted EBITDA | $ 30,976 | N/A | N/A |
| | | | |
| Basic net income per share | $ 5.25 | $ 7.11 | $ (1.86) |
| Diluted net income per share | $ 4.31 | $ 5.90 | $ (1.59) |
| Weighted average shares outstanding - basic | 4,249,638 | 4,249,638 | - |
| Weighted average shares outstanding - diluted | 5,175,542 | 5,175,542 | - |

**Restated Consolidated Statement of Cash Flows for the year ended December 31, 2022**

*(in thousands)*

| | Restated | Previously reported | Effect of change |
|---|---|---|---|
| **Operating activities:** | | | |
| Net income | $ 21,998 | $ 29,922 | $ (7,924) |
| Accrued liabilities | 4,983 | 3,659 | 1,324 |
| Deferred revenue | 7,284 | 684 | 6,600 |
| **Net cash provided by operating activities** | 14,867 | 14,867 | - |

**4. Business Combination and Pro Forma Financial Data**

*5th Planet Games*

In August 2021, the Company, through Skybound Game Studios, Inc., entered into a multi-tranche investment in 5th Planet Games A/S, a Danish interactive game company publicly listed on the Euronext stock exchange. The investment provides an opportunity for the Company and 5th Planet Games to bring other games to the market. The Company has entered into separate commercial deals outside of the investment agreement. In August 2021, the Company, through Skybound Game Studios, Inc., purchased 21,677,765 shares at $0.069 per share or $1,500 thousand. As of December 31, 2021, the Company's ownership, through Skybound Game Studios, Inc., in 5th Planet Games was 16.9%.

In April 2022, the Company, through Skybound Game Studios, Inc., purchased 36,129,608 shares at $0.061 per share or $2,440 thousand. In August 2022, the Company, through Skybound Game Studios, Inc., completed three investment tranche payments for a total of 101,162,903 shares at $0.069 per share or $6,721.1 thousand, increasing the Company's ownership, through Skybound Game Studios, Inc., to 48.7%. As of December 31, 2022, the Company had significant influence over 5th Planet Games, as such the investment in 5th Planet Games was accounted for under the Equity Method. The final tranche payment was in September 2023 at which point the Company, through Skybound Game Studios, Inc., had 56.62% ownership in 5th Planet Games. Skybound Game Studios' investment equates to a "controlling financial interest" and thus met the threshold to consolidate 5th Planet Games under ASC 810. At the date of acquisition of control, the Company recorded its investment at fair value. The total acquisition price amounted to $24,108 thousand for 56.62% of 5th Planet Games, which implied an estimated fair value of 5th Planet Games of $42,578 thousand. The useful life of intangible assets acquired range from 3 years to 10 years.

The following table summarizes the estimated fair value of the assets acquired and the liabilities assumed, which were recorded as of the acquisition date, as well as the aggregate consideration for the acquisition of 5th Planet Games made by the Company, through Skybound Game Studios, Inc. (in thousands):

| | 5th Planet Games |
|---|---|
| **Assets acquired** | |
| Cash and cash equivalents | $ 4,986 |
| Cash contributed to 5th Planet Games, net of cash consideration paid by 5th Planet Games for Sagafilm acquisition | 2,082 |
| Investment in Sagafilm | 2,500 |
| Accounts receivable | 15 |
| Prepaid expenses and other assets | 64 |
| Treasury stock buy-out | 500 |
| Intangible assets: | |
| Trade name | 710 |
| Owned Titles | 745 |
| Reacquired co-publishing rights | 340 |
| Goodwill | 30,980 |
| **Total assets acquired** | 42,923 |
| **Liabilities assumed** | |
| Accounts payable | 194 |
| Tax liabilities | 151 |

| | | |
|---|---|---|
| **Net assets acquired** | $ | 42,578 |
| | | |
| **Purchase consideration** | | |
| Cash consideration paid | $ | 1,300 |
| Fair value of previously held investment in 5th Planet Games | | 22,167 |
| Gain on remeasurement of previously held investment | | 641 |
| Fair value of noncontrolling interest | | 18,470 |
| **Total** | $ | 42,578 |

**Sagafilm**

In September 2023, the Company, through Bumbio LLC, and 5th Planet Games A/S closed their majority acquisition of Sagafilm. Sagafilm is the leading independent production company in Iceland for TV and feature films. The Company, through Bumbio LLC, owns 50.01% and 5th Planet Games owns 24.99% totaling 75%. The Company, through Skybound Game Studios, Inc., owns approximately 56.6% of 5th Planet Games. The Company, through its wholly owned subsidiary and 5th Planet Games, has a total 75% ownership of Sagafilm. The Company's direct and indirect investment in Sagafilm equates to a "controlling financial interest" and thus met the threshold for consolidation under ASC 810. The useful life of intangible assets acquired is 10 years.

The following table summarizes the estimated fair value of the assets acquired and the liabilities assumed, which were recorded as of the acquisition date, as well as the aggregate consideration for the acquisition of Sagafilm made by the Company (in thousands):

| | **Sagafilm** | |
|---|---|---|
| **Assets acquired** | | |
| Cash contributed to Sagafilm for Sagafilm acquisition | $ | 431 |
| Capital contribution made by 5th Planet Games into Sagafilm | | 203 |
| Accounts receivable | | 465 |
| Deferred Tax Assets | | 309 |
| Prepaid expenses and other assets | | 165 |
| Property and equipment | | 112 |
| Other assets | | 16 |
| Intangible assets: | | |
| Owned titles | | 4,201 |
| Goodwill | | 7,761 |
| **Total assets acquired** | | 13,663 |
| | | |
| **Liabilities assumed** | | |
| Accounts payable | | 822 |
| Accrued expenses | | 1,852 |
| Deferred revenue | | 502 |
| Other liabilities | | 487 |
| **Net assets acquired** | $ | 10,000 |
| | | |
| **Purchase consideration** | | |
| Cash consideration paid | $ | 1,530 |
| Fair value of company stock | | 3,301 |
| Contingent consideration | | 170 |
| Cost of held investment in Saga by 5th Planet Games | | 2,500 |
| Fair value of noncontrolling interest | | 2,499 |
| **Total** | $ | 10,000 |

The table below presents the combined pro forma revenue and net loss of the Company and 5th Planet Games A/S (the "Material Acquired Entities") for the years ended December 31, 2023 and 2022, assuming the acquisition of the Material Acquired Entities had occurred on January 31, 2022 (the beginning of the Company's 2022 fiscal year, pursuant to ASC 805-10-50). Actual consolidated results are presented in the pro forma information for any period in which a Material Acquired Entity was actually a consolidated subsidiary of the Company. This pro forma information does not purport to represent what the actual results of operations of the Company would have been had the acquisition of the Material Acquired Entities occurred on this date nor does it purport to predict the results of operations for future periods.

*(In thousands, expect share data)*

| As of December 31, | 2023 | 2022 |
|---|---|---|
| Revenue | $ 101,001 | $ 101,571 |
| Net income (loss) | (10,556) | 20,462 |
| Net (income) loss attributable to NCI | (1,593) | (969) |
| Net (income) loss attributable to members | (8,963) | 21,431 |
| Basic net income per share | (2.04) | 5.04 |
| Diluted net income per share | (2.04) | 4.14 |
| Weighted average shares outstanding - basic | 4,392,718 | 4,249,638 |
| Weighted average shares outstanding - diluted | 4,392,718 | 5,175,542 |

**5. Inventories**

Inventories consist of the following (in thousands):

| As of December 31, | 2023 | Restated 2022 |
|---|---|---|
| Finished goods | $ 2,931 | $ 3,216 |
| Work-in-progress | 495 | 666 |
| **Total inventories** | $ 3,426 | $ 3,882 |

**6. Software development and capitalized production costs**

The following table summarizes the components of software and IP development and TV capitalized production cost balances (in thousands):

| As of December 31, 2023 | Average Life (in years) | Cost | Accumulated Amortization | Net Book Value |
|---|---|---|---|---|
| Software development costs completed | 1-3 | $ 7,899 | $ (6,465) | $ 1,434 |
| Software development costs in process | n/a | 4,082 | - | 4,082 |
| TV production costs completed | up to 10 | 3,333 | (2,787) | 546 |
| TV production costs in process | n/a | 3,144 | - | 3,144 |
| IP Development costs in process | n/a | 1,375 | (215) | 1,160 |
| **Total capitalized development and production costs** | | **$ 19,833** | **$ (9,467)** | **$ 10,366** |

| As of December 31, 2022 | Average Life (in years) | Cost | Accumulated Amortization | Net Book Value |
|---|---|---|---|---|
| Software development costs completed | 1-3 | $ 1,452 | $ (1,134) | $ 318 |
| Software development costs in process | n/a | 4,293 | - | 4,293 |
| TV production costs in process | n/a | 3,487 | - | 3,487 |
| IP Development in process | n/a | 361 | - | 361 |
| **Total capitalized development and production costs** | | **$ 9,593** | **$ (1,134)** | **$ 8,459** |

**7. Property and equipment**

Property and equipment, net consist of the following (in thousands):

| As of December 31, | 2023 | Restated 2022 |
|---|---|---|
| Leasehold improvements | $ 72 | $ 59 |
| Furniture and fixtures | 283 | 308 |
| Computers | 948 | 538 |

| | | | | |
|---|---|---|---|---|
| Machinery and equipment | | 908 | | 943 |
| Studio equipment | | 345 | | 300 |
| Less: accumulated depreciation | | (1,582) | | (1,749) |
| **Property and equipment, net** | **$** | **974** | $ | 399 |

Depreciation expense related to property and equipment was $366 thousand and $379 thousand for the years ended December 31, 2023, and 2022, respectively.

**8. Goodwill**

The following table reflects the changes in carrying amounts of goodwill (in thousands):

| **For the years ended December 31,** | | **2023** | | **Restated 2022** |
|---|---|---|---|---|
| **Balance, beginning of year** | $ | - | $ | - |
| Acquired | | 38,741 | | - |
| Impairment | | - | | - |
| **Balance, end of year** | $ | 38,741 | $ | - |

**9. Intangible assets**

Intangible assets, net consist of the following (in thousands):

| **As of December 31,** | | **2023** | | **Restated 2022** |
|---|---|---|---|---|
| **Cost:** | | | | |
| Cryptocurrency | $ | 506 | $ | - |
| Trademarks and tradenames | | 710 | | - |
| Titles library | | 5,526 | | - |
| Co-publishing rights | | 340 | | - |
| **Total intangible assets, cost** | **$** | **7,082** | **$** | **-** |
| | | | | |
| **Accumulated amortization and adjustments:** | | | | |
| Cryptocurrency | $ | - | $ | - |
| Trademarks and tradenames | | (24) | | - |
| Titles library | | (224) | | - |
| Co-publishing rights | | (38) | | - |
| **Total intangible assets, accumulated amortization and adjustments** | **$** | **(286)** | **$** | **-** |
| **Intangible assets, net** | **$** | **6,796** | **$** | **-** |

Amortization expense related to intangible assets was $286 thousand and $0 thousand for the years ended December 31, 2023, and 2022, respectively.

Total amortization expense for intangible assets with finite lives as of December 31, 2023 will be as follows for the years ending (in thousands):

| December 31, | | |
|---|---|---|
| 2024 | $ | 912 |
| 2025 | | 874 |
| 2026 | | 801 |
| 2027 | | 724 |
| 2028 | | 714 |
| Thereafter | | 2,265 |
| Total | $ | 6,290 |

## 10. Equity-method investments

*Mega Cat Studios*

In August 2022, the Company, through Bumbio LLC, entered into a multi-tranche investment and made the first tranche payment of $2,000 thousand for 1,666,667 shares, at $1.20 per share, in Mega Cat Studios Inc., a private video game development company. The investment in Mega Cat Studios provides the Company with additional game development resources. As of December 31, 2023, and 2022, the Company, through Bumbio LLC, had 30.4% and 14.3% ownership in Mega Cat Studios Inc., respectively. The investment in Mega Cat Studios provides the Company with significant influence over operating and financial policies.

The Company recognized losses of $18 thousand for the year ended December 31, 2023, and no losses for 2022, resulting from the portion of net losses attributable to its ownership interest.

*Scenario 42*

In November 2023, the Company, through Bumbio LLC, acquired a 49% ownership interest in Scenario 42 SAS (formerly known as 2.4.7. Max SAS), a French production company.

*5th Planet Games*

In August 2021, the Company entered into a multi-tranche investment in 5th Planet Games A/S, a Danish interactive game company publicly listed on the Euronext stock exchange. The investment provided an opportunity for the Company and 5th Planet Games to bring other games to market. The forward purchase agreement was accounted for as a derivative. The Company calculated the derivative fair value at the end of December 2022 to be $7,798 thousand.

5th Planet Games was included as an equity-method investment at December 31, 2022, which was ceased upon, the final tranche payment, leading to the Company acquiring control in September 2023. During the years ended December 31, 2023 and 2022, the Company recorded equity in losses of $39 thousand and $64 thousand, respectively.

## 11. Derivative Investments

On May 8, 2017, the Company sold contract rights and IP assets to a private company for the total of $16.5 million and upon the earlier of (1) as of immediately prior to the consummation of a Liquidation Event or (2) May 8, 2022, the purchasing company would issue the Company a warrant to purchase 481,824 shares of the purchasing company's common stock at an exercise price of $0.01 per share. According to the agreement, the purchase price of $16.5 million was allocated as follows; $8,085 thousand to the contract rights with a remaining term of approximately two years recognized as royalty income and $8,415 thousand for purchase of IP rights recognized as other non-operating income.

The warrants did not specify any additional terms at date of grant in 2017. We determined the warrants had an uncertain date of issuance and an uncertain valuation. As a result, we deemed the value of the warrant to be indeterminable at the time, thus no value was assigned in May 2017. In May 2022, the warrant agreement was received by the Company, through Bumbio LLC. The warrant agreement provided for a cashless exercise provision which resulted in the warrant to be accounted for as a derivative at fair value under ASC No. 815 "Derivatives and Hedging". On December 31, 2022, the investment's estimated fair value was $15,915 thousand. In July of 2023 the Company sold all 481,824 shares for $21,927 thousand, resulting in a gain of $6,012 thousand.

## 12. Investments, at Cost

*Enterprise Software Company Investment*

On May 5, 2022, the Company, through howyaknow, LLC, entered into a simple agreement for future equity (SAFE) with a privately held enterprise software company. The Company, through howyaknow, LLC, invested $50 thousand. On May 26, 2022, the SAFE was converted into 54,389 shares of Series Pre-Seed-1 Preferred Stock. On July 5, 2022, the Company, through howyaknow, LLC, invested an additional $50 thousand for 38,850 shares of Series Pre-Seed Preferred Stock. On December 18, 2023, the investments were transferred from howyaknow, LLC to Bumbio LLC.

*Telltale Investment*

On November 15, 2022, the Company, through Skybound, LLC, entered into a simple agreement for future equity (SAFE) with a privately held company that develops and publishes original and licensed IP games for interactive platforms. The Company, through Skybound, LLC, invested $2,000 thousand. On January 19, 2023, the SAFE was converted into 3,872,966 shares of Series A Preferred Stock.

*Japanese Company Investment*

In November 2022, the Company, through Skybound Japan K.K., invested $379 thousand to acquire 500 shares of common stock of a privately held Japanese distribution company for anime content.

**13. Accrued liabilities**

Accrued liabilities consist of the following (in thousands):

| As of December 31, | 2023 | Restated 2022 |
|---|---|---|
| Royalties and commissions | $ 4,433 | $ 6,938 |
| Software development | 702 | 761 |
| Compensation and related benefits | 1,398 | 448 |
| TV/film development | 630 | - |
| Professional fees | 156 | 247 |
| Distributed product payable | 959 | 1,307 |
| Other accrued expenses | 325 | 138 |
| Tax inspection | 230 | - |
| **Total accrued liabilities** | $ 8,833 | $ 9,839 |

**14. Leases**

As of December 31, 2023, the Company has three recorded operating leases: one corporate office and two production offices. Our existing leases have remaining lease terms ranging from three to five years.

Information related to our operating leases are as follows (in thousands):

| For the years ended December 31, | 2023 | Restated 2022 |
|---|---|---|
| Operating lease costs: related party | $ 1,492 | $ 1,577 |
| Short term and other lease costs | 18 | 39 |
| **Total lease costs** | $ 1,510 | $ 1,616 |

| As of December 31, | 2023 | Restated 2022 |
|---|---|---|
| Weighted-average remaining lease term in years | 4.82 | 5.02 |
| Weighted-average discount rate, % | 8.80 | 8.80 |

The contractual future annual maturities of the Company’s operating lease liabilities as of December 31, 2023, including anticipated lease extensions, are as follows (in thousands):

| For the years ending December 31: | |
|---|---|
| 2024 | $ 1,948 |
| 2025 | 1,972 |
| 2026 | 2,009 |
| 2027 | 1,183 |
| 2028 | 862 |

| | |
|---|---|
| Thereafter | 399 |
| **Total undiscounted future lease payments** | **8,373** |
| Less: imputed interest | 1,500 |
| Less: current portion of operating lease liabilities | 1,948 |
| **Long-term operating lease liabilities** | **$ 4,925** |

Supplemental cash flow information for the fiscal years ended December 31, 2023, and 2022, related to leases is as follows (in thousands):

| | 2023 | Restated 2022 |
|---|---|---|
| Cash paid for amounts included in the measurement of lease liabilities: | | |
| Operating cash flows from operating leases | $ (1,935) | $ (1,528) |
| Non-cash additions to right-of-use assets and lease liabilities: | | |
| Recognition of right-of-use assets for operating leases | $ 1,314 | $ 7,626 |

**15. Debt**

On September 25, 2020, the Company entered into a credit agreement with East West Bank for a revolving line of credit which permitted borrowings up to $8,000 thousand. The rate of interest fluctuated based on an applicable margin plus the Prime Rate or LIBOR, as applicable. The interest rate could in no event be less than 3.75% per annum. No interest was charged on the unused balance. The agreement was secured by substantially all the Company's negotiable collateral and intellectual property collateral, was subject to certain financial covenants, and was scheduled to expire on September 25, 2023. On August 3, 2023, the Company entered into an amended and restated credit agreement with East West Bank for a revolving line of credit which permits borrowings up to $10,000 thousand with an accordion feature that can extend the line of credit by another $10,000 thousand, which replaced the revolving line of credit described above. The rate of interest will fluctuate based on an applicable margin plus the Prime Rate. The interest rate shall in no event be less than 3.5% per annum. The interest rate as of December 31, 2023, and 2022 was 8.25% and 7.25%, respectively. No interest is charged on the unused balance. The agreement is secured by substantially all the Company's negotiable collateral and intellectual property collateral, is subject to certain financial covenants, and expires on August 3, 2026. The outstanding balance on the line was $0 and $0 as of December 31, 2023, and 2022, respectively. The Company is in compliance with (or has received waivers for) all of the restrictive covenants as of December 31, 2023.

Loan fees are being amortized using the straight-line method, which approximates the effective interest rate method over the term of the Loan. Amortization of loan fees is included in interest expense. Interest expense was $50 thousand and $73 thousand for the years ended December 31, 2023, and 2022, respectively.

On June 12, 2023, the Company issued a Simple Agreement for Future Equity (SAFE) in the amount of $3,000 thousand, which SAFE will automatically convert into preferred units of the Company upon the occurrence of a bona fide equity financing in which the Company issues and sells preferred units. The SAFE carries a post-money valuation cap of $500 million, which is adjusted to 90% of its original value, amounting to $450 million. This valuation cap is then increased by the investment amount, resulting in a total post-money valuation cap of $453 million.

If a liquidity event, such as a change of control or IPO, or a dissolution event occurs prior to any such bona fide equity financing, then the SAFE investor will be entitled to receive a portion of the proceeds payable in connection with such liquidity event or dissolution event, as the case may be, in accordance with the terms of the SAFE.

**16. Backstop arrangement**

On September 25, 2020, the Company entered into an unsecured agreement with one of its members to advance up to $5,000 thousand to East West Bank, the lender on the Company's revolving line of credit ("Backstop Note"). The Backstop Note accrued interest at 7% per annum and, unless converted to equity, would be due at the six-month anniversary of the line of credit or March 25, 2024. The advances would be in effect if the Company was unable to repay its line of credit with East west Bank as lender and the lender calls for borrowings under the Backstop Note. Any borrowings and any unpaid interest on the Backstop Note were able to be converted into an equivalent amount of the Company's equity at 80% of the then-current Series A Preferred Unit price.

In addition to the convertible note and as part of the backstop arrangement, the Company issued 8,620 warrants to purchase Common Units in the Company for an exercise price of $0.28 The Company recorded the fair value of the warrant issued to the member as a deferred issuance cost associated on the date when the warrant was granted. The fair value of the warrants was $97,331, as determined using a market approach valuation.

The deferred issuance cost will be amortized on a straight-line basis over the stated term of the line of credit, i.e., the access period.

The backstop arrangement was terminated upon the amended and restated credit agreement with East West Bank.

**17. Equity**

Preferred units activity during the reporting periods was as follows:

| For the years ended December 31, | **2023** | **2022** |
|---|---|---|
| **At the beginning of the year** | 764,385 | 717,780 |
| Issuance | - | 44,340 |
| Redemption | - | - |
| Vesting of warrants | 2,300 | 2,265 |
| At the end of the year | **766,685** | **764,385** |

**Series A Units:** During the year ended December 31, 2020, the Company issued Series A Preferred Units at a value of $57.97 per Unit. Certain Series A Preferred Units were also issued in 2019. Series A Preferred Units will receive preference in liquidation over Common Units up to $57.97 per Unit, and then pro-rata with all members of the Company, and their total return is capped at two times the liquidation preference. Holders of Series A Preferred Units are entitled to participate in non-liquidating distributions in proportion to each member pro-rata share. Series A Preferred Units can convert into Common Units on a one-to-one basis, subject to certain anti-dilution adjustments upon the consent of the holders of at least two-thirds of the outstanding Series A Preferred Units or mandatorily upon Initial Public Offering. Series A Preferred Units also have certain voting privileges such as approval of mergers, liquidation of the Company, creation of new securities, incurrence or guarantee of debt, changing the primary business of the Company, dividends or distributions, among others.

**Series B Units:** During the year ended December 31, 2022, the Company issued 44,340 Series B Preferred Units at a value of $58.06 per Unit. Certain Series B Preferred Units were also issued in 2021. Series B Preferred Units will receive preference in liquidation over Common Units up to $58.06 per Unit, and then pro-rata with all members of the Company, and their total return is capped at two times the liquidation preference. Series B Preferred Units have liquidation, dividend, conversion and voting rights similar to Series A Preferred Units except for conversion of Series B Preferred Units into Common Units is subject to approval by the holders of a majority of the outstanding Series B Preferred Units.

Common units activity during the reporting periods was as follows:

| **For the years ended December 31,** | **2023** | **2022** |
|---|---|---|
| **At the beginning of the year** | 4,252,230 | 4,250,625 |
| Regulation A | 178,435 | - |
| Acquisition of noncontrolling interest | 37,000 | - |
| Units issued for purchase of equity method investment | 9,000 | - |
| Redemption | (26,040) | (5,505) |
| Exercise of stock options | 905 | 7,110 |
| **At the end of the year** | **4,451,530** | **4,252,230** |

**Common Units:** Common Units were granted to the founding members of the Company. Common Units have also been issued, and the Company anticipates that it will in the future issue Common Units, in connection with certain strategic transactions and initiatives, including, but not limited to, the Offering, other capital raising activities and acquisition opportunities. Once the liquidation preference has been met, Common Units will receive distribution pro-rata with all members according to the number of Units held, subject to the total return cap applicable to the Series A Preferred Units and Series B Preferred Units. During the year ended December 31, 2023, the Company issued 224,435 Common Units. The Company redeemed 26,040 and 5,505, Common Units in 2023 and 2022, respectively.

**Incentive Plan Units:** Incentive Plan Units are comparable to Common Units in terms of value and rights. However, unlike Common Units, Incentive Plan Units do not carry voting privileges and do not grant the holder the right to obtain information about the Company and its subsidiaries or inspect their financial records. For the fiscal years concluding on December 31, 2023, and 2022, the Company reported that Incentive Plan Units were exercised in the amounts of 905 and 7,110 units, respectively.

**Warrants:** In connection with the issuance of Preferred Units with one of its members, in December 2019, the Company issued 9,125 warrants to purchase Series A Preferred Units. The warrants have an exercise price per Unit of $109.55 and an aggregate purchase price of $1,000 thousand. The warrants vest over four years in the following manner: 2,300 units at December 13, 2020; 2,260 units at December 13, 2021; 2,265 units at December 13, 2022; and 2,300 units at December 13, 2023. The fair value of the warrants was estimated at the issuance date using a market approach valuation. The grant date fair value of the outstanding warrants was $8 thousand, recorded in members' equity upon issuance as the warrants will be settled with Series A Preferred Units. The Company recorded warrants vesting expenses of $4 thousand for both years ended December 31, 2023, and 2022, respectively.

**Acquisition on Noncontrolling Interests:** On July 19, 2023 and November 30, 2023, Skybound Holdings LLC increased its interest in Skybound Stories, Inc., through Skybound Interactive, LLC, from 64.46% to 88.03% and from 88.03% to 100%, respectively.

**Units split:** On October 24, 2022, the requisite members of the Company approved a forward Unit split for which 7.18732 Units were exchanged for each Common Unit, Preferred Unit and Incentive Plan Units held. All Units and related amounts have been retroactively restated for all periods presented. On April 4, 2024, the requisite members of the Company approved a forward Unit split for which 5 Units were exchanged for each Common Unit, Preferred Unit and Incentive Plan Units held. All Units and related amounts have been retroactively restated for all periods presented

**Regulation A Offering:** On December 5, 2022, the Company filed a Tier 2 Offering Statement pursuant to Regulation A under the Securities Act of 1933, as amended (the "Securities Act"), in connection with the sale of its Common Units. On June 10, 2023, the Company closed on the sale of 178,435 Common Units at $100 per Unit, for $17,843 thousand in connection with its Regulation A offering. The sale of these Units was subject to the terms and conditions of the offering circular, including certain escrow requirements. The Company raised $17,844 thousand. The Company paid $1,624 thousand in commissions, fees and expenses related to the sales and realized net proceeds of $16,219 thousand.

### 18. Equity-based compensation

The Company has reserved 496,500 Incentive Plan Units for issuance under the Skybound Holdings LLC 2019 Equity Incentive Plan (the "Plan"). Incentive Plan Units are substantially equivalent to Common Units, except Incentive Plan Units are non-voting Units and do not have rights to receive information pertaining to the Company and its subsidiaries and access to their respective books and records.

In 2022, the Company entered into agreements to issue 286,120 options under the Plan. In 2022, 28,460 of those options were exercised through a cashless transaction, resulting in 7,110 Incentive Plan Units being issued. In 2023, the Company entered into agreements to issue 51,130 options under the Plan. In 2023, 2,690 of those options were exercised through a cashless transaction, resulting in 905 Incentive Plan Units being issued.

The Plan permits the granting of stock options and units of restricted stock to its employees, directors and consultants, for up to 496,500 Incentive Plan Units. The purpose of the Plan is to incentivize employees, directors and consultants who render services to the Company by providing opportunities to acquire Units in the Company. The Plan authorizes the use of both Incentive Stock Options and Non-Qualified Stock Options. The incentive interests are subject to vesting over time or based on the Company's financial performance. FASB ASC Topic 718, Compensation – Stock Compensation ("ASC 718"), requires that all share-based payments to employees and board members be recognized in the consolidated statement of comprehensive income over their vesting period based on the Company's effective 409a valuation on the grant date. As of December 31, 2023, 200,165 Units were available for grant under the Plan.

The following is a roll forward of the outstanding options to purchase Incentive Plan Units:

| | Common Options |
|---|---|
| **Nonvested at December 31, 2021** | - |
| Granted | 286,120 |
| Vested | (31,110) |
| Cancelled/forfeited | (34,220) |
| **Nonvested at December 31, 2022** | 220,790 |
| Granted | 51,130 |
| Vested | (47,895) |
| Cancelled/forfeited | (3,660) |
| **Nonvested at December 31, 2023** | 220,365 |

The following is a roll forward of the outstanding options:

| | Number of options | Options strike price | Weighted-Average Remaining Contractual Term (years) |
|---|---|---|---|
| **Outstanding at January 1, 2022** | - | $ - | - |
| Granted | 286,120 | 29.03 | 10 |
| Exercised | (28,460) | 29.03 | 9.5 |
| Cancelled/forfeited | (34,220) | 29.03 | 9.5 |
| **Outstanding at December 31, 2022** | 223,440 | $ 29.03 | 9.5 |
| Granted | 51,130 | 63.44 | 9.0 |
| Exercised | (2,690) | 29.03 | 8.6 |
| Cancelled / forfeited | (6,695) | 29.03 | 8.6 |
| **Outstanding at December 31, 2023** | 265,185 | $ 29.03 | 8.6 |

*Expected Volatility*

The Company estimates expected volatility based on historical volatility data of comparable companies.

***Expected Term***

The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on an average between the contractual and vesting terms of the awards.

***Risk-Free Rate***

The risk-free rate assumed in valuing the options is based on the United States Treasury yield curve in effect at the time of grant for the expected term of the option.

***Dividend Yield***

The Company currently has no history or expectation of paying cash dividends on its units.

***Forfeiture Rate***

The Company recognizes forfeitures as they occur.

Changes in these assumptions can materially affect the fair value of the options.

Using the Black-Scholes option pricing model, management has determined that the options have an average value of $47.94 per option resulting in total compensation cost of $7,616 thousand. Compensation cost will be recognized over the eight-year service period that began January 1, 2022.

The following is a summary of a range of assumptions for options granted during the year ended December 31, 2023:

| Assumptions for Equity-Based Compensation | 2023 | 2022 |
|---|---|---|
| Risk-free interest rate | 3.8%-4.7% | 1.38%-3.93% |
| Expected life (in years) | 6.1-7.1 | 6.1-6.5 |
| Dividend yield | - | - |
| Expected volatility | 64.9%-70.3% | 88%-95% |

The Company recorded the total stock-based compensation expense as follows (in thousands):

| For the years ended December 31, | 2023 | Restated 2022 |
|---|---|---|
| Research and development | $ 326 | $ 22 |
| Sales and marketing | 326 | 1,144 |
| General and administrative | 642 | 883 |
| **Total** | $ 1,294 | $ 2,049 |

**19. Related party transactions**

The Company is a guarantor on a mortgage loan for B&C. The loan balance as of December 31, 2023, and 2022 amounted to $18,567 thousand and $19,136 thousand, respectively. The note is secured by a building owned by B&C and leased to the Company. The Company may be required to perform under the note should B&C default on its obligations. Management does not anticipate any requirement to pay in the near future. Management believes the Company and B&C are following any covenants and restrictions related to the loan in B&C.

The Company leases a building under an operating lease agreement from B&C. The Company currently makes monthly payments until December 31, 2026. The monthly lease payments for 2023 and 2022 were $93 thousand and $91 thousand, respectively. The agreement provides for annual increases of 2% of base rent in the immediately preceding year. There was no rent or operating expenses due to B&C for the years ended December 31, 2023, and 2022, respectively.

The Company incurs expenses to make building improvements which are reimbursed by B&C. As of December 31, 2023, and 2022, B&C owes the Company $486 thousand and $387 thousand, respectively for building improvements recorded in Due from Related Parties on the consolidated balance sheets.

In April 2022, the Company became a guarantor on a mortgage loan for Spicy. The loan balance as of December 31, 2023, and 2022, amounted to $8,811 thousand and $7,944 thousand, respectively. The note is secured by a building owned by Spicy and leased to the Company. The Company may be required to perform under the note should Spicy default on its obligations. Management does not anticipate any requirement to pay in the near future. Management believes the Company and Spicy are following any covenants and restrictions related to the loan in Spicy.

The Company leases a building under an operating lease agreement from Spicy. The Company currently makes monthly payments until December 31, 2029. The monthly lease payments for 2023 and 2022 were $50 thousand and $47 thousand, respectively. The agreement provides for annual increases of 2% of base rent in the immediately preceding year. Rent and operating expenses due Spicy totaled $91 thousand and $0 as of December 31, 2023, and 2022, respectively.

The Company incurs expenses to make building improvements which are reimbursed by Spicy. Spicy owed the Company $0 and $0 for building improvements as of December 31, 2023 and 2022, respectively.

The Company has a royalty agreement with one of its members for 15% on sales of comics, and sales at conventions and merchandise sold, 30% on local licensing and 70% on international comic licensing. Total royalty expense to related parties of $5,556 thousand and $6,973 thousand was incurred for the years ended December 31, 2023, and 2022, respectively. Accrued royalties and commissions to the related party were $(2,455) thousand and $(3,072) thousand as of December 31, 2023, and December 31, 2022, respectively

As of December 31, 2023, the Company had an additional related party loan receivable in the amount of $171 thousand. The Company calculates interest at 5.3% per annum. The loans can be paid off any time prior to their relative due dates.

The Company paid management service fees of $120 thousand and $450 thousand for the years ended December 31, 2023, and 2022, respectively, to Tower 26 VC, LLC (f/s/o Jon Goldman) and D.D. Tuercas Trading Company, Inc. (f/s/o David Alpert).

The Company entered into a loan agreement with its employee, Ian Howe, in July 2021, in the principal amount of $300 thousand, which is payable by Mr. Howe on demand by the Company. The Company calculates interest rate at 2.05% per annum. The loan is due and payable on demand of the Company. The Company earned interest income in the amount of $5 thousand and $6 thousand for the years ended December 31, 2023, and 2022, respectively.

In November 2022, the Company entered into a loan agreement with each of David Alpert, Jon Goldman and Robert Kirkman, with each loan in the principal amount of $500 thousand and secured by a pledge of 5,000 Common Units held by each of the Peanut & Pookie Family Trust, the Goldman/Gross Family Trust and the Kirkman Family 2014 Trust. The Company calculates interest rate at 3.92% per annum. The maturity date of the loans is November 2032. The Company earned interest income in the amount of $60 thousand and $5 thousand for the years ended December 31, 2023, and 2022, respectively.

In August 2023, the Company entered into a loan agreement with each of David Alpert, Jon Goldman and Robert Kirkman, with each loan in the principal amount of $1,961 thousand and secured by a pledge of 20,000 Common Units held by each of the Peanut & Pookie Family Trust, the Goldman/Gross Family Trust and the Kirkman Family 2014 Trust. In August 2023, the Company also entered into a loan agreement with Daniel Murray, in the principal amount of $654 thousand and secured by a pledge of 5,500 Common Units held by Mr. Murray. The Company calculates interest rate at 4.03% per annum. The maturity date of the loans is August 2033. The Company earned interest income in the amount of $79 thousand for the year ended December 31, 2023.

In December 2023, the Company, through Bumbio LLC, entered into a loan and security agreement with Scenario 42 SAS, a French production company in which the Company, through Bumbio LLC, owns a 49% interest, with the loan in the principal amount of €150 thousand.

In connection with equity financing transactions by the Company from time to time, each of David Alpert (through the Peanut & Pookie Family Trust), Robert Kirkman (through the Kirkman Family 2014 Trust) and Jon Goldman (through the Goldman/Gross Family Trust) enter into redemption agreements with the Company pursuant to which the Company redeems an aggregate amount of Common Units equal to up to 12.5% of the aggregate amount raised in the applicable equity financing transaction.

One or all of Robert Kirkman, David Alpert, Richard Jacobs (an employee of Skybound, LLC), and potentially other employees of the Company or its subsidiaries serve as executive producers or producers for television or film projects and, accordingly, may receive fees or other compensation for such services. The Company expects the fees payable to such executive producers or producers to, in the aggregate, not exceed 20% of the production fees received by the Company for each such project. David Alpert is a partner at Circle of Confusion, a talent management company. Talent that may partner with the Company on projects may also be represented by Circle of Confusion. Robert Kirkman is represented as an artist by Circle of Confusion. The Company received revenues of $60 thousand and $60 thousand for the years ended December 31, 2023, and 2022, respectively. The Company also paid royalty expenses in the amount of $624 thousand and $111 thousand for the years ended December 31, 2023, and 2022, respectively.

The Company received revenues of $651 thousand and $445 thousand from Com2uS Corp. for the years ended December 31, 2023, and 2022, respectively. Com2uS Corp. holds equity membership interests in the Company and has the right to appoint one (1) Manager to the Company's Board of Managers.

The Company has an agreement with Image Comics to purchase and distribute comic books. The Company recorded revenues net of cost of $873 thousand and $308 thousand for the years ended December 31, 2023 and 2022, respectively.

**20. Commitments and contingencies**

*Operating Leases:* The Company is obligated under non-cancellable operating leases for certain facilities and equipment which expire on various dates through March 2029. Total rent expense to related parties was $1,525 thousand for the year ended December 31, 2023 (see Note 19). Rent expense is included in operating expenses on the accompanying consolidated statements of income and comprehensive income.

A summary of future annual minimum lease payments on all operating leases as of December 31, 2023, in aggregate of $8,373 thousand, can be seen on Note 14.

*Litigation:* The Company is subject to certain legal proceedings and claims that arise in the normal course of business. The Company does not believe the amount of liability, as a result of these types of proceedings and claims will have a materially adverse effect on the Company's consolidated financial position, results of operations, and cash flows.

From time to time, the Company encounters content and items for sale that may infringe their copyrights, trademarks, and domain names available on various online retail and streaming platforms and other websites, such as unauthorized fan reviews featuring extensive copying of Company-owned properties, unauthorized shows that copy the look and feel of Company owned digital content and unauthorized t-shirts bearing the Skybound logo or free downloads of comic book issues. The Company addresses such possible infringement in the ordinary course of business consistent with the advice of the Company's counsel.

The City of Los Angeles has issued an assessment notice to Skybound Interactive, LLC (an indirect wholly-owned subsidiary of the Company) following an audit of Skybound Interactive, LLC's business tax payments for the tax years 2018 – 2023. The notice states that Skybound Interactive, LLC has outstanding tax liability to the City of Los Angeles in the amount of $132 thousand. Skybound Interactive, LLC has paid the principal amount of the tax liability but has submitted a statement of disagreement to the City of Los Angeles to dispute the accrued interest and penalties.

In April 2024, the Company was made aware of an unconfirmed report concerning a cloud storage server connected to a North Korean IP address. The server supposedly contains an Invincible animation sketch. In response to the report, the Company published the following statement on April 21, 2024:

> "We do not work with North Korean companies, or any affiliated entities, and have no knowledge of any North Korean companies working on our animation. Our policies strictly prohibit any subcontracting to any third-party without our express prior written consent, which, in this case, was neither sought nor granted. We also mandate that all our service providers fully comply with all applicable rules and regulations and prohibit disclosures of materials by our service providers to third parties.
>
> Skybound Entertainment takes these allegations seriously and has initiated a thorough internal review to verify and rectify any potential issues. We have also notified the proper authorities and are cooperating with all appropriate bodies."
>
> In an abundance of caution, the Company notified the U.S. Department of the Treasury, Office of Foreign Assets Control, regarding the matter, via a voluntary self-disclosure dated April 21, 2024 and supplemental voluntary self-disclosure dated May 17,2024.

**21. Revenue**

The Company generates revenue primarily through the sale of physical and digital product, licensing and royalties, and certain services, including production and marketing services. In accordance with ASC 606, the following table represents a disaggregation of the Company's revenues (in thousands):

| For the years ended December 31, | 2023 | Restated 2022 |
|---|---|---|
| Physical product sales | $ 28,252 | $ 25,011 |
| Digital product sales | 9,443 | 6,707 |
| Licensing and royalty | 25,269 | 27,755 |
| Services | 27,161 | 37,320 |
| Other | 6,350 | 4,197 |
| **Total revenue** | **$ 96,475** | **$ 100,990** |

The percentage of our consolidated net revenues that are recognized from revenue sources that are recognized at a "point-in-time" and from sources that are recognized "over-time and other" were as follows:

| For the years ended December 31, | 2023 | Restated 2022 |
|---|---|---|
| Point in time [(1)] | 45.7% | 35.6% |
| Over time and other [(2)] | 54.3% | 64.4% |

(1) Revenue recognized at a "point-in-time" is primarily comprised of the portion of revenue from software and physical products sales that are recognized when the customer takes control of the product (i.e., upon delivery of the product), as well as royalties from revenues generated from sales of products and use of IP.

(2) Revenue recognized "over-time and other revenue" is primarily comprised of licensing and services which are contract balances. The Company accepts advance payments, primarily from newer customers ranging from 25% to 50% of the transaction price. Upon receipt of an advance payment, the Company recognizes deferred revenue, which is included on the accompanying consolidated balance sheets.

The following table breaks out the Company's revenue by geographical region (in thousands):

| For the years ended December 31, | 2023 | 2022 |
|---|---|---|
| North America | $ 72,466 | $ 62,746 |
| Asia | 14,664 | 15,438 |
| Europe | 8,970 | 20,381 |
| Rest of World | 375 | 2,425 |
| **Total revenue** | $ 96,475 | $ 100,990 |

During the years ended December 31, 2023, and 2022, the Company recognized $18,880 thousand and $12,494 thousand revenue that was recognized in deferred revenue as of the beginning of respective year.

Future annual revenues from deferred revenues are as follows (in thousands):

| For the years ending December 31, | | |
|---|---|---|
| | 2024 | $ 8,213 |
| | 2025 | 4,687 |
| | 2026 | 608 |
| | 2027 | 292 |
| **Total** | | $ 13,800 |

The Company engages in Kickstarter campaigns that generate revenue on unfulfilled campaigns. The Company classifies these revenues as deferred and recognizes the revenue at the point the campaign reaches fulfillment. The average length of a Kickstarter is fifteen months.

In 2020, the Company entered into an agreement with PUBG (Krafton, Inc) to offer two years of marketing services for an upcoming game, followed by a period of distribution for that game. The game launched in December 2022. Per the agreement, the Company acts as an agent. On behalf of PUBG (Krafton, Inc), the Company purchases inventory, facilitates sales through the Company customers, invoices for the revenue, and collects payment of those invoices. The Company receives a fee of $1 per unit of physical sales and $0.60 per unit of digital sales. The Company recognized revenue upon sale of the product, which is initiated once the invoice is raised. The Company kept the receivables in an account separate from trade receivables to reflect the funds collected on behalf of PUBG (Krafton, Inc). In addition, the Company also records the initial liability to the PUBG (Krafton, Inc).

At the end of 2023, the Company held $212 thousand of third-party receivables, related to the August 1, 2020 agreement with PUBG (Krafton, Inc) for the game which launched on December 1, 2022.

**22. Income taxes**

Total current and deferred income tax expense (benefit) consists of the following (in thousands):

| For the years ended December 31, | 2023 | Restated 2022 |
|---|---|---|
| **Current tax expense:** | | |
| Federal | $ 2,435 | $ 786 |
| State and local | 2,003 | 87 |
| Foreign | 8 | - |
| Total current tax expense | 4,446 | 873 |
| | | |
| **Deferred tax expense (benefit):** | | |
| Federal | (5,191) | 4,091 |
| State and local | (859) | 800 |
| Foreign | (103) | (105) |
| Total deferred tax expense (benefit) | (6,153) | 4,786 |
| **Total income tax expense (benefit)** | **$ (1,707)** | **$ 5,659** |

Deferred tax assets and liabilities consist of the following (in thousands):

| As of December 31, | 2023 | Restated 2022 |
|---|---|---|
| **Deferred tax assets:** | | |
| Net operating losses ("NOL") | $ 2,066 | $ 1,938 |
| Equity-based compensation | 609 | 842 |
| Intangible assets | 2,731 | 691 |
| Accruals and other | 696 | 360 |
| Total | 6,102 | 3,831 |
| **Deferred tax liabilities:** | | |
| Unrealized gain on derivative asset | - | (4,238) |
| Other | (158) | (53) |
| Total | (158) | (4,291) |
| **Net deferred assets (liabilities)** | **$ 5,944** | **$ (460)** |

As of December 31, 2023, the Company had total combined, net operating losses carryforwards for federal, state and foreign income tax purposes of $16,354 thousand. The utilization of NOL carryforwards may be carried forward indefinitely until used. The utilization of NOL carryforwards is subject to annual limitations under Section 382 of the Internal Revenue Code. The Company has determined that a valuation allowance against deferred tax assets is not necessary in any jurisdictions.

The federal and blended state income tax rates used in determining the provision for the year ended December 31, 2023 is 21.0% and 3.7%, when applicable, respectively. The Company's effective tax rate was less than the statutory rate due to net operating losses ("NOLs") applied against income.

For the years ended December 31, 2023, and 2022, the Company did not take any material uncertain tax positions.

The Company has not received any notice or indication of federal income tax examination and as such the tax years 2019 through 2023 remain open to examination for federal income tax purposes and by other major taxing jurisdictions to which the Company is subject.

A reconciliation of total income tax expense (benefit) to the amount computed by applying the statutory federal income tax rate to the net income (loss) is summarized as follows (in thousands):

| For the year ended December 31, | 2023 | Restated 2022 |
|---|---|---|
| Provision at statutory rate | $ (1,662) | $ 5,872 |
| State taxes, net of federal benefit | (257) | 949 |
| Permanent items | (73) | (2,022) |
| Other | 285 | 860 |
| **Total tax expense** | $ (1,707) | $ 5,659 |

**23. Earnings per share**

The Company follows Financial Accounting Standards Board ("FASB") ASC 260 Earnings per Share to account for earnings per unit. Basic earnings per unit ("EPS") calculations are determined by dividing net income (loss) by the weighted average number of units of common interests outstanding during the year. Diluted earnings per unit calculations are determined by dividing net income by the weighted average number of common units and dilutive common unit equivalents outstanding. Dilutive common unit equivalents include the dilutive effect of in-the-money share equivalents, which are calculated, based on the average unit price for each period. Common unit equivalents are excluded from loss per share as their effects are anti-dilutive.

The following is a summary of outstanding securities which have been included in the calculation of diluted net income per share and reconciliation of net income to net income available to common members for the years ended December 31, 2023, and 2022, respectively.

| For the years ended December 31, | 2023 | 2022 |
|---|---|---|
| Weighted average common units outstanding used in calculating basic EPS | 4,392,718 | 4,249,638 |
| Effect of Series A and B preferred interests | - | 691,022 |
| Effect of Common Interest Appreciation Rights | - | 26,060 |
| Other | - | 208,822 |
| **Weighted average common units outstanding used in calculating diluted EPS** | 4,392,718 | 5,175,542 |

**24. Supplemental cash flows information**

*(in thousands)*

| For the years ended December 31, | 2023 | Restated 2022 |
|---|---|---|
| **Supplemental disclosures of cash flows information:** | | |
| Cash paid for interest | $ - | $ 10 |
| Cash paid for income taxes | 50 | 2,664 |
| **Non-cash investing and financing activities:** | | |
| Common interests issued to acquire noncontrolling interest | 3,700 | - |
| Units issued for purchase of equity method investment | 9 | - |
| Common interest appreciation rights issued to acquire NCI | 1,112 | - |
| Preferred units issued for prepaid services | - | - |
| Derivatives received in exchange of license | - | 543 |
| C2X Investment | $ 375 | $ 750 |

**25. Employee benefit plan**

The Company maintains a 401(k) retirement plan (the "401(k) Plan") that covers eligible employees of the Company. Under the terms of the 401(k) Plan, employees may make voluntary contributions, subject to certain limitations, and the Company may make discretionary contributions to the Plan. The Company contributed $435 thousand and $298 thousand for December 31, 2023, and 2022, respectively which is included in operating expenses on the accompanying consolidated statements of income and comprehensive income. The contributions represent 100% match of the employee's 401(k) contributions after three months of employment, based on contributions up to 4%.

**26. Subsequent events**

The Company evaluated subsequent events that occurred from January 1, 2024 through the date of the independent auditor's report, which is the date that the consolidated financial statements were available to be issued, and determined that there were no subsequent events or transactions that required recognition or disclosure in the consolidated financial statements, except as noted below.

In January 2024, the Company amended the Services Agreement with each of Tower 26 VC, LLC (f/s/o Jon Goldman) and D.D. Tuercas Trading Company, Inc. (f/s/o David Alpert) to increase the annual fee under each agreement from $120 thousand to $200 thousand.

On February 23, 2024, the Company closed on the sale of 2,170 Common Units, at a price of £77.22 per Unit, for £168 thousand in connection with a crowdfunding campaign conducted by Seedrs Limited.

Effective on April 4, 2024, the Company implemented a 5-for-1 forward split of its issued and outstanding limited liability company equity interests.

On April 9, 2024, the Company filed a Form C pursuant to Regulation CF under the Securities Act in connection with the sale of Crowd SAFE (Simple Agreement for Future Equity) securities (the "CF Offering") through OpenDeal Portal LLC dba Republic (the "Intermediary"). The Company offered a minimum amount of $50 thousand and up to a maximum amount of $5,000 thousand. At the launch of the CF Offering, the minimum individual purchase amount was $5 thousand, and the maximum individual purchase amount was $5,000 thousand. On April 11, 2024, the Company filed a Form C/A to, among other things, reduce the minimum individual purchase amount to $100. The CF Offering closed on April 29, 2024. In connection with the CF Offering, the Company raised $687 thousand and issued $701 thousand of Crowd SAFE securities, including a 2% securities commission paid to the Intermediary. The Company also paid the Intermediary a one-time onboarding fee of $5 thousand and a cash commission of $41 thousand.

On April 12, 2024, the Company redeemed 75 Common Units from each of David Alpert (through the Peanut & Pookie Family Trust), Jon Goldman (through the Goldman/Gross Family Trust), and Robert Kirkman (through the Kirkman Family 2014 Trust), at a price of $100 per Common Unit, for an aggregate of 225 Common Units redeemed and a total redemption price of $23 thousand.

On June 5, 2024, a Certificate of Amendment was filed with the Secretary of State of the State of Delaware to change the name of the Company's subsidiary, Itchy Water, LLC to Anime Productions, LLC.

On June 6, 2024, the Company made a draw on its line of credit with East West Bank in the amount of $3,000 thousand.

# SKYBOUND HOLDINGS CF INVESTORS SPV, LLC

## AUDITED FINANCIAL STATEMENTS

AS OF AND FOR THE PERIOD ENDED

JANUARY 15, 2025 (INCEPTION DATE)

# INDEX TO FINANCIAL STATEMENTS



## INDEPENDENT AUDITORS' REPORT

To the Manager
Skybound Holdings CF Investors SPV, LLC
Los Angeles, California

**Opinion**

We have audited the financial statements of Skybound Holdings CF Investors SPV, LLC, which comprise the balance sheet as of January 15, 2025 (Inception Date), and the related statement of operations, changes in members' equity, and cash flows for the period ended January 15, 2025 (Inception Date) and the related notes to the financial statements (collectively, the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Skybound Holdings CF Investors SPV, LLC as of January 15, 2025 (Inception Date), and the results of its operations and its cash flows for the period ended January 15, 2025 (Inception Date) in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

**Basis for Opinion**

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Skybound Holdings CF Investors SPV, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Responsibilities of Management for the Financial Statements**

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Skybound Holdings CF Investors SPV, LLC's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

**Auditor's Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Skybound Holdings CF Investors SPV, LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Skybound Holdings CF Investors SPV, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

**Other Matter – Special Purpose Vehicle**

The financial statements presented in this report are those of a Special Purpose Vehicle (SPV) and are intended to reflect the financial position and performance of the SPV itself on a stand-alone basis. Users seeking a comprehensive understanding of the financial position and operations of the operating company should refer to the financial statements of the operating company (i.e. Skybound Holdings LLC).

SetApart Accountancy Corp.

January 23, 2025
Los Angeles, California

## SKYBOUND HOLDINGS CF INVESTORS SPV, LLC

### BALANCE SHEET

| As Of Inception | January 15, 2025 |
|---|---|
| (USD $ in Dollars) | |
| **ASSETS** | |
| **Current Assets:** | |
| Cash & Cash Equivalents | $ - |
| **Total Current Assets** | **-** |
| **Total Assets** | **$ -** |
| | |
| **LIABILITIES AND MEMBERS' EQUITY** | |
| | |
| **Total Liabilities** | **$ -** |
| | |
| **MEMBER'S EQUITY** | |
| **Total Member's Equity** | **-** |
| **Total Liabilities and Member's Equity** | **$ -** |

*See accompanying notes to financial statements.*

## SKYBOUND HOLDINGS CF INVESTORS SPV, LLC
### STATEMENT OF OPERATIONS

| For the Period Ended | January 15, 2025 |
|---|---|
| (USD $ in Dollars) | |
| Net Revenue | $ - |
| Cost Of Goods Sold | - |
| **Gross Profit/(Loss)** | **-** |
| | - |
| **Operating Expenses** | - |
| General And Administrative | - |
| **Total Operating Expenses** | - |
| | |
| **Net Operating Income/(Loss)** | **-** |
| | - |
| Interest Expense | - |
| Other Income/(Loss) | - |
| **Income/(Loss) Before Provision For Income Taxes** | **-** |
| Provision/(Benefit) For Income Taxes | - |
| **Net Income/(Net Loss)** | **$ -** |

*See accompanying notes to financial statements.*

| (USD $ in Dollars) | Members' Equity | |
|---|---|---|
| **Balance—As of Inception January 15, 2025** | **$** | **-** |
| Net Income/ Loss | | - |
| **Balance—January 15, 2025** | **$** | **-** |

*See accompanying notes to financial statements.*

| For the Period Ended | January 15, 2025 |
|---|---|
| (USD $ in Dollars) | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | |
| Net Income/(Loss) | $ - |
| **Net Cash Provided By/(Used In) Operating Activities** | **-** |
| | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | |
| **Net Cash Provided By/(Used In) Investing Activities** | **-** |
| | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | |
| **Net Cash Provided By/(Used In) Financing Activities** | **-** |
| | |
| **Change In Cash and Cash Equivalents** | - |
| Cash and Cash Equivalents—Beginning of The Period | - |
| **Cash and Cash Equivalents—End of the Period** | **$ -** |
| | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | |
| Cash Paid During The Year For Interest | $ - |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

Skybound Holdings CF Investors SPV, LLC was formed on January 15, 2025, as a Delaware Limited Liability Company. The financial statements of Skybound Holdings CF Investors SPV, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Skybound Holdings CF Investors SPV, LLC is a special purpose vehicle (''SPV'') to facilitate investor aggregation for a Regulation CF fundraising. After a successful crowdfunding round under Regulation CF, the SPV will purchase securities of Skybound Holdings LLC (which may be referred to as the "operating company") on behalf of the investors, and in return, SPV will issue the investors security interests in the SPV.

The Company will undertake the limited purpose of acquiring, holding, and disposing of securities issued by Skybound Holdings LLC (the "Crowdfunding Issuer"), which will also serve as the Manager of the Company. It is the intent of the Company to issue Interests that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Crowdfunding Issuer to the Company pursuant to the Regulation Crowdfunding.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of January 15, 2025, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

**Revenue Recognition**

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of the transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The company has not started its operations yet and is in pre-revenue stage.

**Income Taxes**

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes; therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

**Concentration of Credit Risk**

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

***Level 1***—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

***Level 2***—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

***Level 3***—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 23, 2025, which is the date the financial statements were issued.

## 3. MEMBERS' EQUITY

The Company did not issue any membership units as of January 15, 2025.

## 4. DEBT

The company has no debt outstanding as of January 15, 2025.

## 5. RELATED PARTY

There are no related party transactions as of January 15, 2025.

## 6. COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to various local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of January 15, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 7. GOING CONCERN

The Company has recently commenced operations and will incur costs for its fundraising efforts to achieve sustainable operations, and the investment risk associated with an investment in the operating company in which the SPV will invest are the matters that raise substantial doubt over the Company's ability to continue as a going concern. Over the next twelve months, the Company intends to fund its operations from the proposed Regulation Crowdfunding campaign, additional debt, and/or equity financing as deemed necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of investment in the operating company, which may harm the operations, financial condition, and operating results. These financial statements do not include any adjustments resulting from these uncertainties.

**Exhibit B**

Investor Website Page

*(see attached)*

10% INVESTMENT BONUS DEADLINE: 05/04 | 7 Days | 12 Hrs | 43 Mins | 3 Secs



HIGHLIGHTS TRACTION OPPORTUNITY BUSINESS MODEL EXPANSION TEAM FAQS INVEST NOW

# Don't Just Watch Your Favorite Shows. Invest in the Company Behind Them.

We're a proven, $100M+ entertainment company with a legacy of turning original ideas into multi-billion-dollar franchises. From number one hits *The Walking Dead* to *Invincible*, we work with creators and their fans to build lasting cultural phenomena that shape the **$300B global entertainment industry**[1]. Invest today and become part of building the next wave of iconic intellectual property.

INVEST NOW

**$105** Unit Price*

**$1,050*** Min. Investment

SEC Filings Offering Circular Investor Education


SKYBOUND
TM

TRUSTED BY LEADING BRANDS






NETFLIX






INVESTMENT HIGHLIGHTS

# 3 Reasons to Invest in Skybound

## Our Team Delivers Shareholder Value

Our leadership team comes from Warner Bros., Disney Animation, CBS, and more. We've increased our valuation by 25% since 2022.

## We're a Proven Hitmaker

*The Walking Dead* has helped drive $10B+ in revenue and market cap gains. Invincible Season 2 became the #1 revenue-generating title on Prime Video globally and launched at #1 in 104 countries.

## The Best Is Yet to Come

With a $300B entertainment market, 100+ potential franchises to develop, and a new in-house game studio, you're participating in our global expansion.

TESTIMONIALS

# Why Investors Backed Skybound

INVESTORS PRESS



*"In a competitive media landscape, Skybound stood out to me as a growing leader with two top IPs, both with incredible character driven narratives - Walking Dead is the #1 brand in Zombies and Invincible will be the #1 brand in superheroes. With their Wheel of Awesome operating methodology and business model, they are second to none. You don't get to invest in a company like this very often"*

**Adam Draper**
VC Investor, BoostVC

TRACTION

# Our "Wheel of Awesome" in Action



# The Walking Dead

**#1 most watched cable show of all time**

- *The Walking Dead* has helped drive over $10B in revenue and market cap gains, including $1B+ for comics, games and novels at its peak in 2015[2].
- 330 episodes made across 7 live action series broke multiple audience records.
- 80M episodes of Telltale's: The Walking Dead video game series.
- The most successful original entertainment franchise created this century: #1 serialized show on Netflix, #3 most watched overall (source: Owl & Co.).
- 10M+ viewers per episode for 75 straight weeks.

# Invincible

**#1 revenue generating title on Prime Video globally (Q2 2024)**
**(source: Parrot Analytics)**

- Debuted at #1 on Prime Video all three seasons; S2 was #1 in 104 countries
- Three seasons now available on Prime Video, with Season 4 announced
- Season 3 cast includes star studded newcomers Aaron Paul (*Breaking Bad)*, Simu Liu *(Shang-Chi and the Legend of the Ten Rings)*, Kate Mara (*House of Cards*) to name a few, joining lead Steven Yeun, J.K. Simmons, Sandra Oh, Gillian Jacobs, and Seth Rogen
- #7 in global viewership out of 36,000 series across streaming and linear TV (season 2)
- 100% Certified fresh on Rotten Tomatoes (Seasons 2 & 3)
- Video game collaborations with Ubisoft, Fortnite, and more in development





# Comics

**Doubled our comics business between 2023–2024**

- In 2024, sold over 4.5M books generating over $23M in retail revenue.
- Launched the *Energon Universe*, a reimagined *TRANSFORMERS* and G.I. JOE shared universe, resulting in the two most successful Hasbro comic book launches to date.
- Proven licensing and publishing success model with Hasbro, Universal, and LEGO.
- $4M+ raised in *GI JOE: A Real American* Hero Kickstarter, the most funded comics Kickstarter ever.
- Comics sold in over 30 territories and in 22 languages, generating $3M in recurring revenue.

# Video Games

**In house development, international publishing, and ARR from physical releases**

- In house games studio being built by industry veterans from Activision Bilzzard, Electronic Arts, Amazon Games, and more.
- *Goodnight Universe* 2024 Tribeca Game Award Winner; *Before Your Eyes* BAFTA 2022 Game Beyond Entertainment Winner.
- Building a proprietary in-house game based on *Invincible*, with two additional games in development.
- $333M from Telltale's *The Walking Dead* game; 80M units sold.
- 2M units sold of VR Game *The Walking Dead: Saints and Sinners.*



# Online Entertainment Market Size

**2023 to 2024 (USD Billion)**


400
350
300
250
200
150
100
50
0
$90.28
$101.82
$114.83
$129.51
$146.06
$164.72
$185.77
$209.52
$236.29
$266.49
$300.55
$338.96
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034

# We Bring Stories to Life Across Every Platform

As a creator-led entertainment company, we specialize in developing original stories that we own into hit franchises. Whether it's producing a movie or developing a video game, we have the expertise to bring creators' vision to life.

OPPORTUNITY

# Own a Piece of the $300B Entertainment Market

The global entertainment market is projected to surpass $300 billion by 2025[1]. From comic books to VR, we have all the cards to dominate this space.







Control of over 100s of IP in Comics, Games, Film/TV.

Top 10 releases in Comics, Film, Audio, Games, VR

Expanding through our momentum driven

MOMENTUM DRIVEN BUSINESS MODEL

# Our 3 Step Formula for Success: The "Wheel of Awesome"

We've redefined how Hollywood operates—achieving what media giants do with a fraction of the overhead.

Beyond our flagship franchises, we control a vast and growing library of hundreds of IP, **fueling a scalable model for building the next generation of hits**. That's why top creators bring their biggest ideas to us first.



Comic Books
Merchandise & Licensing
Film/ TV
Video Games
Social Media & Digital Content
Audio/ Podcasts
Music
Community Engagement


1. Launch intellectual properties in low-cost but high-quality formats like comics, podcasts, and tabletop games.
2. Popularize through mass media like TV and film.
3. Monetize in video games, merchandising, live events and emerging media.


SKYBOUND
INVESTMENT OPPORTUNITY
2025

# Get All You Need to Know

Download your investor deck and get the full picture of your potential with us.

Enter your email

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EXPANSION

# Aiming beyond the Stratosphere

Even after creating some of the top-ranked, top-selling franchises in the world, our journey has only begun. We're tapping into several multi-billion-dollar industries across continents, and this is your chance to get a piece of that potential.

## Going Global

### United Kingdom



Headquarters for our physical video game distribution team.

### Japan



Studio focused on creative collaborations around Japanese language series (HEART ATTACK) and anime's massive following.

### France



Invested in French super-producer Mederic Albuoy's company, Scenario 42, which has the #1 show in France, *Polar Park*

## Sweden / Iceland



Headquarters of Sagafilm, the 40+ yr Nordic production company acquired in 2023. Several live-action series in production including *VAKA.*

## Norway



HQ of 5th Planet Games (OAX: 5PG), a video games publisher and financier behind hit games and brands with established IP. It is publicly listed on the Oslo Stock Exchange. Skybound is majority owner.

ROADMAP

# Investors have already helped us expand *The Walking Dead* and *Invincible* into global hits. Now, with your investment, we're fueling the next phase of growth:



**Build new franchises** in animation, live-action, and gaming.



**Launch a video game studio** in-house to bring fan-favorite IPs to consoles and mobile.



**Scale our global footprint** through international co-productions and distribution.



**Produce Season 4 of *Invincible*** and expand our original content slate.

LIMITED-TIME INVESTMENT BONUS

# Get Investment Bonuses Unavailable to Public Markets


10% INVESTMENT BONUS DEADLINE: 05/04
7 Days | 12 Hrs | 43 Mins | 3 Secs
INVEST IN THE FIRST 60 DAYS
RECEIVE
10%
Investment Bonus
INVEST NOW


INVEST
$5,000+
RECEIVE
10%
Investment Bonus
INVEST NOW


INVEST
$10,000+
RECEIVE
15%
Investment Bonus
INVEST NOW



INVEST
$25,000+

RECEIVE
20%
Investment Bonus

INVEST NOW

**Received also:** VIP Access to a Skybound Celebration Event (e.g. future screening, red carpet experience, etc)***

INVEST
$75,000+

RECEIVE
20%
Investment Bonus

INVEST NOW

**Received also:** Tour of Skybound's Los Angeles HQ & Studio / Meet with the Skybound Executive Team*** and VIP Access to a Skybound Celebration Event***

INVEST
$150,000

RECEIVE
20%
Investment Bonus

INVEST NOW

**Received also:** Private Dinner in Los Angeles with Skybound Executive Team***, tour of Skybound's Los Angeles HQ & Studio / Meet with the Skybound Executive Team*** and VIP Access to a Skybound Celebration Event***

*Subject to additional terms and conditions as outlined by the Company, in its sole discretion, which include, but are not limited to, no shipping outside of the United States unless approved by the Company. T&E not included. VIP event(s) TBD and subject to change.

**Subject to additional terms and conditions as outlined by the Company, in its sole discretion, which include, but are not limited to, (i) no shipping outside of the United States unless approved by the Company; (ii) no issuance to anyone deemed a competitor of the Company, as determined by the Company in its sole discretion; and (iii) the prototype is issued "as is" and without any warranties, including as to merchantability or use for a particular purpose.

***Investors are responsible for all costs and expenses associated with attending any of the above InvestmentPerk activities, including, but not limited to, all travel and accommodation expenses.


SKYBOUND

# Get All You Need to Know


INVESTMENT OPPORTUNITY
2025

Download your investor deck and get the full picture of your potential with us.

Enter your email

example@gmail.com

DOWNLOAD DECK

TEAM

# A Deep and Experienced Management Team

Our heroes don't wear capes. Meet the creative minds driving our legendary business and franchises.



## David Alpert

Founder and CEO

READ MORE

DA oversees operations, creative development, and strategic initiatives for the company. A prolific producer of *The Walking Dead*, *Invincible*, and other hit franchises, he developed Skybound's "Wheel of Awesome"



## Robert Kirkman

Co-chairman, Co-founder, Creator

READ MORE

A celebrated comic creator, Kirkman is best known for The Walking Dead, an Eisner Award-winning series that became a global phenomenon as AMC's highest-rated drama and the foundation for a massive franchise



## Jon Goldman

Co-Chairman

READ MORE

Jon brings over two decades of experience in video game venture capital and corporate development. He has led major investments, co-founded Foundation 9 Entertainment (one of the largest independent game model to transform IP into multi-platform successes. David is a Harvard graduate, Ernst & Young Entrepreneur of the Year (2021), and member of the Young Presidents' Organization.

spanning TV, games, and merchandising. Kirkman's work has inspired adaptations such as the Outcast series on Cinemax and the Invincible film and animated series with Amazon. His diverse comic portfolio includes Fire Power, Oblivion Song, Die!Die!Die!, and Negan Lives, highlighting his continued impact on storytelling across media.

developers), and currently runs two gaming-focused funds. Jon is a Harvard graduate and a leader in scaling creative ventures across media platforms.



### Gregg Sulak

CFO

READ MORE

Gregg oversees financial and accounting activities, including operations for its subsidiary, 5th Planet Games. With over 20 years of digital media experience at companies like Wondery, Machinima, and Warner Bros., he brings deep financial expertise to the team. Sulak holds a BA from UCLA and an MBA from Wharton.



### Ned Sherman

Chief Business Affairs and Legal Officer

READ MORE

Ned holds strategic oversight across all legal and business affairs and works closely with creators and their intellectual properties to extend creator story IP to platforms including comics, television, film, tabletop and video games, books, digital content, events, and beyond. Recognized as an industry trailblazer, Sherman is a sought-after expert in the digital and entertainment industries with 25 years of experience focused on dealmaking, legal issues, venture capital, growth strategies and M&A.



### Jeff Chaiken

Head of Corporate Development

READ MORE

Jeff comes to Skybound with over three decades of experience in M&A, partnerships, and strategy within the media & entertainment and technology sectors, and most recently held the position of Head of Corporate Development and Strategy at Electronic Arts (EA) where he successfully completed transactions expanding EA's global studio footprint, enhancing EA's Mobile, Sports, and Entertainment portfolios, and bringing new talent, IP, and technology to the company. Notable transactions include the acquisitions of **Respawn Entertainment, the creators of *Titanfall, Apex Legends, and Star Wars: Jedi & Fallen Order; Codemasters' racing portfolio, including the highly acclaimed F1 Racing; and the addition of many other fan favorite games such as Golf Clash, Design Home, Covet Fashion, and Super Mega Baseball.***



### Lizzie Alberga

Head of People & Performance.

READ MORE

Lizzie is an expert on performance-focused business ecosystems. She founded Collective Gain, an executive coaching and leadership company that partnered with some of the nation's top brands to activate their talent and optimize team outcomes. In her role as the Head of People & Performance at Skybound she, is brings a people *and* profit-centered approach to HR that combines a deep understanding of business strategy with what ignites people to actualize their full potential.



### Rick Jacobs

Managing Partner, Linear Content

READ MORE

Rick has been instrumental in developing some of Skybound's most recognized IP in exclusive partnerships with Sony Pictures Television (*Classified*), Universal Pictures, and Audible (*Impact Winter*). He is well known for his award-winning production and development projects like Netflix's hit series Locke & Key, SyFy's Wynonna Earp (which won the People's Choice award for Best Syfy/Fantasy series of 2018 and 2020), Dirk Gently's Holistic Detective Agency, a co-production between BBC America and Netflix, Scare PewDiePie for YouTube Red, and feature films Mr. Right and Spare Parts.











**Sean Mackiewicz**

SVP, Publisher

READ MORE

Sean manages Skybound's publishing business, including a comic book catalog of over 60 original titles, including bestsellers *The Walking Dead* and *Invincible*. He's also created licensing partnerships with LEGO, Universal, and Hasbro, including the smash-hit *Energon Universe*, the Robert Kirkman-led shared universe combining Transformers and G.I. Joe. Sean is also the co-creator/writer of the Eisner-nominated comic *Gasolina*, with artist Niko Walter.

**Chris Paulson**

EVP and General Manager, Games Publishing

READ MORE

Prior to joining Skybound, Chris spent 10 years at Activision Blizzard in Commercial and Product Management roles for the Warcraft and Diablo franchises. Paulson's decade long career in games publishing at Activision Blizzard spanned more than a dozen launches including record-breaking game launches for Diablo IV, which delivered $666 million in the games' first five days; Diablo Immortal, the biggest launch in the franchise's history with 10 million installs in the first week; and World of Warcraft: Shadowlands, the fastest selling PC game of all time (3.7 million launch day copies).

**Marge Dean**

Head of Skybound Animation Studio

READ MORE

Two-time Emmy-winning producer Marge Dean leads Skybound's animation studio, overseeing original content development, including *Invincible* for Amazon Prime. Known for building animation pipelines, she has redesigned studios for Warner Bros. and Mattel and previously led Crunchyroll Studios. Marge is a recognized leader in the global animation industry.

**Glenn Geller**

President, Television

READ MORE

Glenn oversees several lines of the TV business, including live action, unscripted, international, and anime. Prior to joining Skybound, Geller was president of GansalGordon Productions (known for multi-award-winning show *Homeland*) and was responsible for the development of projects targeted for streaming, cable and broadcast. He also held key positions at CBS, overseeing and developing a number of highly acclaimed, award-winning primetime shows for the studio like *Young Sheldon* and *SWAT*, and Emmy-nominated late night series *The Late Show with Stephen Colbert* and *The Late Late Show with James Corden*. In other roles at CBS, Geller oversaw combined network/studio current department for more than 30 primetime series on CBS, The CW, and cable, including critically-acclaimed *Jane the Virgin* and *Crazy Ex-Girlfriend*, multiple Emmy-winning series *Mom* and *The Good Wife*, *How I Met Your Mother*, and television's #1 franchise *NCIS*

**Dan Murray**

Managing Partner, Interactive Games

READ MORE

Dan oversees the company's robust gaming business. He works closely with the industry's leading publishers, developers and investors to extend Skybound's IP into mobile and console games. Prior to joining Skybound, Dan ran worldwide business development for Foundation 9 Entertainment, the largest independent videogame developer in the world creating franchise- based video games on every major platform. During this tenure he helped close over 60 major video game deals including *Killer Instinct* and *Strider*.

# Frequently Asked Questions



1. WHY INVEST IN STARTUPS? +

2. HOW MUCH CAN I INVEST? +

3. HOW DO I CALCULATE MY NET WORTH? +



4. WHAT ARE THE TAX IMPLICATIONS OF AN EQUITY CROWDFUNDING INVESTMENT?
5. WHO CAN INVEST IN A REGULATION CF OFFERING?
6. WHAT DO I NEED TO KNOW ABOUT EARLY-STAGE INVESTING? ARE THESE INVESTMENTS RISKY?
7. WHEN WILL I GET MY INVESTMENT BACK?
8. CAN I SELL MY UNITS?
9. EXCEPTIONS TO LIMITATIONS ON SELLING UNITS DURING THE ONE-YEAR LOCKUP PERIOD:IN THE EVENT OF DEATH, DIVORCE, OR SIMILAR CIRCUMSTANCE, UNITS CAN BE TRANSFERRED TO:
10. WHAT HAPPENS IF A COMPANY DOES NOT REACH THEIR FUNDING TARGET?
11. HOW CAN I LEARN MORE ABOUT A COMPANY'S OFFERING?
12. WHAT IF I CHANGE MY MIND ABOUT INVESTING?
13. HOW DO I KEEP UP WITH HOW THE COMPANY IS DOING?
14. WHAT RELATIONSHIP DOES THE COMPANY HAVE WITH DEALMAKER SECURITIES?

# Join the Discussion

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SKYBOUND
Raised
$608K
$4.3M

**Sources**

1- https://www.precedenceresearch.com/online-entertainment-market
2- https://fivethirtyeight.com/features/the-success-of-the-walking-dead-made-a-bunch-of-other-shows-and-comics-possible
https://www.nexttv.com/features/bc-hall-of-fame-the-walking-dead#:~:text=There%27s%20Money%20in%20the%20Zombie,including%20%24959%2C551%20million%20in%20advertising

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. the company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

---



Privacy Policy

**Exhibit C**

Form of Subscription Agreement between Investor and Co-Issuer

*(see attached)*

## FORM OF CO-ISSUER SUBSCRIPTION AGREEMENT

**THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.** THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

**THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS.** ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

**INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN <u>SECTION 5(f)</u>.** THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

**PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INVESTOR WEBSITE PAGE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE.** IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

**THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY.** THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

**THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING.** NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

**THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE.** EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Skybound Holdings CF Investors SPV, LLC
c/o Skybound Holdings LLC
9570 West Pico Boulevard
Los Angeles, California 90035

Ladies and Gentlemen:

1. Subscription.

(a) The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase limited liability company membership interests (the "**Securities**") of Skybound Holdings CF Investors SPV, LLC, a Delaware limited liability company (the "**Co-Issuer**"), upon the terms and conditions set forth herein. The Co-Issuer is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for limited liability company common equity interests ("**Common Interests**") to be acquired from Skybound Holdings LLC, a Delaware limited liability company (the "**Issuer**"). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership interests of the Co-Issuer which relate to Common Interests issued by the Issuer on a one-to-one basis. The rights of the Securities are as set forth in the Limited Liability Company Agreement of the Co-Issuer, dated as of January 15, 2025 (as the same may be amended or amended and restated from time to time, the "**Operating Agreement**"), and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document. Any capitalized term not specifically defined in this Subscription Agreement shall have the same meaning ascribed to such term in the Offering Materials.

(b) (i) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Co-Issuer and Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Co-Issuer's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement;

(ii) Subscriber acknowledges that Subscriber has read the educational materials on the investor website page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline (as hereinafter defined); however, once the Subscription Agreement is accepted by the Co-Issuer and Issuer there is no cancelation right;

(iii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Co-Issuer and Issuer. A promoter may be any person who promotes the Co-Issuer and Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Co-Issuer and Issuer; and

(iv) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and its affiliates have received or will receive in connection with the sale of the Securities in the Regulation CF offering and the manner in which it is received.

(c) Subscriber understands that the Issuer, as Manager of the Co-Issuer, will make all decisions for the Co-Issuer even though the Subscriber's investment is not made with the Issuer.

(d) This subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Co-Issuer at its sole discretion. In addition, the Co-Issuer, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities that Subscriber has subscribed for. The Co-Issuer will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e) The aggregate value of Securities sold shall not exceed $4,312,850.00, which includes a 3.5% Investor Processing Fee, up to a maximum Investor Processing Fee of $500.00, on each single investment in the Offering. The Co-Issuer may accept subscriptions until August 31, 2025 (the "**Offering Deadline**"). Provided that subscriptions for $9,998.10 worth of Securities are received, which also includes a 3.5% Investor Processing Fee on each transaction (the "**Target Offering Amount**"), the Co-Issuer may elect at any time to close all or any portion of the Offering, on various dates at or prior to the Offering Deadline (each a "**Closing Date**").

(f) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Joinder to Operating Agreement. By executing this Subscription Agreement, Subscriber will automatically become party to the Operating Agreement of the Co-Issuer as a Member holding the Securities of the Co-Issuer.

3. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Co-Issuer of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow Arrangements. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Co-Issuer prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with the Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Co-Issuer, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4. Representations and Warranties of the Co-Issuer and Issuer. The Co-Issuer and Issuer each represent and warrant to Subscriber that the following representations and warranties are true and correct in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Subscription Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Co-Issuer and Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Co-Issuer's or Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Issuer is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. The Co-Issuer is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Co-Issuer and Issuer, as applicable, have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Issuer is duly qualified and is authorized to do business and is in good standing as a foreign limited liability company in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Co-Issuer or its business.

(b) Eligibility of the Co-Issuer and Issuer to Make an Offering under Section 4(a)(6). The Co-Issuer and the Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Co-Issuer have been duly authorized by all necessary limited liability company action on the part of the Co-Issuer, and by the Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Co-Issuer, and enforceable against the Co-Issuer in accordance with their terms. Further, the underlying securities to be issued by the Issuer to the Co-Issuer will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Issuer, enforceable against the Issuer in accordance with their terms.

(d) Authority for Subscription Agreement. The execution and delivery by the Co-Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Co-Issuer's powers and have been duly authorized by all necessary actions on the part of the Co-Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Co-Issuer, enforceable against the Co-Issuer in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Co-Issuer in connection with the execution, delivery and performance by the Co-Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Co-Issuer to perform its obligations hereunder.

(f) Financial Statements. Complete copies of the Issuer's financial statements consisting of the audited balance sheet of the Issuer for the years ended December 31, 2023 and December 31, 2022, respectively, and the related statements of operations, changes in member's deficit and cash flows at December 31, 2023 and December 31, 2022 (the "**Financial Statements**") have been made available to the Subscriber and appear in the Offering Statement and on the Investor Website Page. The Financial Statements are based on the books and records of the Issuer and fairly present the financial condition of the Issuer as of the date they were prepared and the results of the operations and cash flows of the Issuer for the periods indicated. dbbmckennon, who has provided the audited Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC. Additionally, the Co-Issuer has had audited inception financials (the "**Inception Financial Statements**") prepared by SetApart Accountancy Corp., an independent accounting firm within the rules and regulations adopted by the SEC. The Inception Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Co-Issuer shall use the proceeds from the issuance and sale of the Securities as set forth in "Use of Proceeds" in the Offering Materials.

(h) Litigation. Except as set forth in the Offering Materials, as of the date thereof, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Co-Issuer's and Issuer's knowledge, currently threatened in writing (a) against the Co-Issuer or Issuer or (b) against any consultant, officer, manager, director or key employee of the Co-Issuer or Issuer arising out of his or her consulting, employment or board relationship with the Co-Issuer or Issuer or that could otherwise materially impact the Co-Issuer or Issuer.

5. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and correct in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement, the Operating Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription

Agreement, the Operating Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c) Manner of Holding. Subscriber understands that the Subscriber is investing into the Co-Issuer, which will serve as a "crowdfunding vehicle" for an investment between the Co-Issuer and the Issuer. The Co-Issuer will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Issuer.

(d) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Co-Issuer has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Co-Issuer involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Co-Issuer;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC;

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(v) Subscriber understands and agrees that Subscriber will not attempt to transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Co-Issuer in its sole discretion, but for very limited situations.

(f) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii) Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g) Subscriber information. Within five days after receipt of a request from the Co-Issuer, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Co-Issuer or the Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Co-Issuer or the Issuer as a condition of such transfer**.

(h) Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Issuer's business, management and financial affairs with managers, officers and management of the Issuer and has had the opportunity to review the Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representatives, by the Issuer or others with respect to the business or prospects of the Issuer or its financial condition.

(i) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Issuer on the basis of the Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Subscription Agreement. The Subscriber agrees to indemnify and hold harmless the Co-Issuer, the Issuer and their respective officers, directors, managers and affiliates, and each other person, if any, who controls the Co-Issuer or the Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Transfer Restrictions.

(a) "Market Stand-Off" Agreement. Subscriber hereby acknowledges and agrees that the Co-Issuer will not be permitted to, without the prior written consent of the managing underwriter or financial advisor to the Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "**IPO**") or any merger with or into a special purpose acquisition vehicle ("**SPAC**"), or such other period as may be requested by the Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than an IPO, or such other period as may be requested by the Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto, (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any securities of the Issuer (whether such securities are then owned by the Co-Issuer or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of securities of the Issuer, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities of the Issuer to an underwriter pursuant to an underwriting agreement, and shall be applicable to the Co-Issuer only if all officers and directors of the Issuer are subject to the same restrictions. The financial advisors of the Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

For purposes of this Section 7(a), the term "Issuer" shall include any wholly owned subsidiary of the Issuer into which the Issuer merges or consolidates. In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Co-Issuer's registrable securities of the Issuer (and the Issuer units or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber acknowledges and agrees that a legend reading substantially as follows may be placed on all certificates representing all of Co-Issuer's registrable securities of the Issuer (and the Issuer units or securities of every other person subject to the restriction contained in this Section 7(a)):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF SKYBOUND HOLDINGS LLC ("SKYBOUND"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN SKYBOUND AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT SKYBOUND'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b) Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Subscription Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Securities and the Subscriber acknowledges and agrees that the Co-Issuer will not be permitted to make any disposition of all or any portion of the Issuer's Common Interests or any securities which may be converted into the Issuer's Common Interests, in each case, unless and until the transferee has agreed in writing for the benefit of the Co-Issuer and the Issuer, respectively, to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Subscription Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) Subscriber or the Co-Issuer, as applicable, has (A) notified the Co-Issuer or the Issuer, as applicable, of the proposed disposition; (B) furnished the Co-Issuer or the Issuer, as applicable, with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Co-Issuer or the Issuer, as applicable, furnished the Co-Issuer or the Issuer, as applicable, with an opinion of counsel reasonably satisfactory to the Co-Issuer or the Issuer, as applicable, that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Securities, and acknowledges and agrees that the Co-Issuer will not be permitted to make any disposition of any of the Issuer's securities, to any competitor of the Issuer, as determined in good faith by the Issuer.

8. Applicable Law; Jurisdiction & Venue. All questions concerning the construction, validity and interpretation of this Subscription Agreement and the performance of the obligations imposed by this Subscription Agreement shall be governed by the internal laws of the State of Delaware without the application of conflicts of law principals. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Delaware Court of Chancery and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Subscription Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Subscription Agreement except in the above-named courts, except as provided for in Section 10, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or

proceeding is improper or that this Subscription Agreement or the subject matter hereof may not be enforced in or by such court.

9. WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS SUBSCRIPTION AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS SUBSCRIPTION AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

10. Mediation. Any dispute, controversy or claim arising out of or relating to this Subscription Agreement or the breach thereof or otherwise arising by or between any parties hereto (including the Subscriber and the Co-Issuer or the Issuer), whether arising in tort or contract outside or under the provisions of this Subscription Agreement, shall be settled by mediation in Los Angeles, California. The parties shall, before the commencement of judicial proceedings, attempt in good faith to settle their dispute by mediation using American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures in the City of Los Angeles, State of California. If the dispute cannot be resolved through mediation, then the parties shall proceed with judicial proceedings as set forth in Section 8 and Section 9.

11. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given (a) if and when delivered by hand; or (b) if and when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11):

If to the Co-Issuer, to:

Skybound Holdings CF Investors SPV, LLC
c/o Skybound Holdings LLC
9570 West Pico Boulevard
Los Angeles, California 90035

If to the Issuer, to:

Skybound Holdings LLC

9570 West Pico Boulevard
Los Angeles, California 90035

If to Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with Section 11(a) or 11(b) above.

12. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Co-Issuer and the Issuer and their respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Co-Issuer, the Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the membership interests of the Co-Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

*[SIGNATURE PAGE FOLLOWS]*

**Skybound Holdings CF Investors SPV, LLC**

**SUBSCRIPTION AGREEMENT SIGNATURE PAGE**

The undersigned, desiring to purchase limited liability company membership interests of Skybound Holdings CF Investors SPV, LLC by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Co-Issuer's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber’s Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

**(Offline Investor)**
(E-Mail Address)

Number of securities: **Membership Interests**
Aggregate Subscription Price: **$0.00 USD**

**TYPE OF OWNERSHIP:**

If the Subscriber is individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If the Subscriber is not an individual:

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

**ACCEPTANCE**

The Co-Issuer hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

**Skybound Holdings CF Investors SPV, LLC**

By:

Authorized Signing Officer

## CANADIAN ACCREDITED INVESTOR CERTIFICATE

**TO: Skybound Holdings CF Investors SPV, LLC** (the "**Co-Issuer**")

The Subscriber hereby represents, warrants and certifies to the Co-Issuer that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Subscriber has indicated below the criteria which the Subscriber satisfies in order to qualify as an "Accredited Investor".

The Subscriber understands that the Co-Issuer and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Securities, the Subscriber hereby represents, warrants, covenants and certifies to the Co-Issuer (and acknowledges that the Co-Issuer and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Date, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐ (a) a Canadian financial institution, or a Schedule III bank;

☐ (b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐ (c) a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(d) a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (e) an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐ (e.1) an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐ (g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐ (h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐ (i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐ (j) an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐ (j.1) an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

(k.1) an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

(k.2) Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year

☐ (l) an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐ (m) a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐ (n) an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐ (o) an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐ (p) a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

(q) a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐ (r) a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐ (s) an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐ (t) a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐ (u) an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

(v) a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐ (w) a trust established by an accredited investor for the benefit of the accredited investor’s family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor’s spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor’s spouse or of that accredited investor’s former spouse.

(x) in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

SUBSCRIBER: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

**Definitions for Accredited Investor Certificate**

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;
b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;
c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;
d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;
e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;
f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;
g. "**non-redeemable investment fund**" means an issuer,
   A. whose primary purpose is to invest money provided by its securityholders,
   B. that does not invest,
      i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
      ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
   C. that is not a mutual fund;
h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;
i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);
j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and
k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

**RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)**

**Form for Individual Accredited Investors**

**WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.**

| **Section 1 – TO BE COMPLETED BY THE CO-ISSUER OR SELLING SECURITY HOLDER** | |
|---|---|
| **1. About your investment** | |
| Type of Securities: Membership Interests | Issuer: Skybound Holdings CF Investors SPV, LLC (the "Co-Issuer") |
| Purchased from: The Co-Issuer | |
| **Sections 2 to 4 – TO BE COMPLETED BY THE SUBSCRIBER** | |
| **2. Risk acknowledgement** | |
| This investment is risky. Initial that you understand that: | **Your Initials** |
| **Risk of loss** – You could lose your entire investment of $ | |
| **Liquidity risk** – You may not be able to sell your investment quickly – or at all. | |
| **Lack of information** – You may receive little or no information about your investment. | |
| **Lack of advice** – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca. | |
| **3. Accredited investor status** | |
| You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria. | **Your Initials** |
| • Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.) | |
| • Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year. | |
| • Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities. | |
| • Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.) | |
| **4. Your name and signature** | |
| By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form. | |
| First and Last Name (please print): | |
| Signature: | |
| Date: | |
| **Section 5 – TO BE COMPLETED BY THE SALESPERSON** | |
| **5. Salesperson information** | |
| | |
| First and Last Name of Salesperson (please print): | |
| Telephone: | Email: |
| Name of Firm (if registered): | |

| Section 6 – TO BE COMPLETED BY THE CO-ISSUER OR SELLING SECURITY HOLDER |
| --- |
| **6. For more information about this investment** |
| **For more information about this investment / the Co-Issuer:**<br><br>Company Name: **Skybound Holdings CF Investors SPV, LLC**<br>Address: 9570 West Pico Boulevard, Los Angeles, California 90035, U.S.A.<br>Contact: Legal Department<br>Email: legalish@skybound.com<br>Telephone: (310) 746-1400<br><br>**For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.** |

## U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Subscriber's limit of 0.00 in this offering, not the Subscriber's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

**Aggregate subscription price invested in this offering: 0.00 USD**

**The Subscriber either has ☐ or has not ☐ invested in offerings under Section 4(a )(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Subscriber has invested in offerings under Section 4(a(6 of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD**

**The Subscriber's investment limit for this offering is: 0.00USD**

**The Subscriber's investment limit for all offerings under Section 4(a(6 of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD**

**The Subscriber's net worth (if not an accredited investor: USD**

**The Subscriber's income (if not an accredited investor): USD**

If selected (i) above, the Subscriber hereby represents and warrants that the Subscriber is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Subscriber meets at least one (1) of the following criteria (initial all that apply) or that Subscriber is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Subscriber is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Subscriber is a natural person (individual) whose own net worth, taken together with the net worth of the Subscriber's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Subscriber's principal residence unless the net effect of his or her mortgage results in negative equity, the Subscriber should include any negative effects in calculating his or her net worth;

☐ The Subscriber is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Subscriber's spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Subscriber is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Subscriber represents and warrants that the Subscriber has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with the SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US $5 million; or

☐ The Subscriber is not an Accredited Investor and does not meet any of the above criteria.

DATED:

SUBSCRIBER:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

## INTERNATIONAL INVESTOR CERTIFICATE

## FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

**TO: Skybound Holdings CF Investors SPV, LLC** (the "**Co-Issuer**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Co-Issuer that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Co-Issuer under this agreement (the "**Securities**") by the Co-Issuer to the Subscriber (or its disclosed principal, if any) may be effected by the Co-Issuer without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Co-Issuer to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Co-Issuer to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Co-Issuer to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Co-Issuer;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Co-Issuer shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Co-Issuer or its counsel may request.

The Subscriber acknowledges that the Co-Issuer is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Co-Issuer. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Co-Issuer to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

SUBSCRIBER:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

**AML Certificate**

By executing this document, the client certifies the following:

**If an Entity:**
1. I am the  of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

**All subscribers:**

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

Subscriber:

(Print Full Name of Subscriber)

By:

(Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

## Appendix 1 - Subscriber Information

**<u>For the Subscriber and Joint Holder (if applicable)</u>**

| Name | Address | Date of Birth (if an Individual) | Taxpayer Identification Number |
|---|---|---|---|
| | | | |
| | | | |

**<u>For a Corporation or entity other than a Trust</u> (Insert names and addresses below or attach a list)**

1. One Current control person of the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|---|---|---|---|
| | | | |

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|---|---|---|---|
| | | | |
| | | | |
| | | | |
| | | | |

**<u>For a Trust</u> (Insert names and addresses or attach a list)**

1. Current trustees of the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|---|---|---|---|
| | | | |
| | | | |
| | | | |

**Self-Certification of Trustee**

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Skybound Holdings CF Investors SPV, LLC's offering.

I certify that:

1. I, , am the trustee of the (“Trust”) (the “**Trustee**”)

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Skybound Holdings CF Investors SPV, LLC’s offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust (“**Trust Investment**”).

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

**Exhibit D**

Form of Subscription Agreement between Co-Issuer and Issuer

*(see attached)*

**COMMON INTERESTS PURCHASE AGREEMENT**

This Common Interests Purchase Agreement (this "***Agreement***") is made as of this _______ day of __________, 2025 by and between Skybound Holdings LLC, a Delaware limited liability company (the "***Company***"), and Skybound Holdings CF Investors SPV, LLC, a Delaware limited liability company (the "***SPV***" or "***Purchaser***," and together with the Company, the "***Parties***"). The Parties hereby agree as follows:

1. **Purchase and Sale of Common Interests**.

1.1 Sale and Issuance of Common Interests. Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase at the Closing (as hereinafter defined) and the Company agrees to sell and issue to the Purchaser at the Closing up to ________ units of the Company's limited liability company common equity interests (the "***Common Interests***," and also referred to herein as "***Units***" or "***Unit***," as applicable) at a purchase price of $105.00 per Unit (the "***Price***").

1.2 Closing. The purchase and sale of the Units shall take place remotely via the exchange of documents and signatures on the date of this Agreement or at such other time and place as the Company and the Purchaser mutually agree upon, orally or in writing (which time and place are designated as the "***Closing***"). The Company and the Purchaser will execute counterpart signature pages to this Agreement, the Amended and Restated Operating Agreement (as hereinafter defined) and any other documents required by the Company (collectively, the "***Transaction Documents***").

2. **Representations and Warranties of the Company**. The Company hereby represents and warrants to the Purchaser that the following representations are true and correct in all material respects as of the date of the Closing, except as otherwise indicated:

2.1 Organization, Good Standing, Corporate Power and Qualification. The Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware and has all power and authority required to (a) carry on its business as presently conducted and as presently proposed to be conducted, and (b) execute, deliver and perform its obligations under the Transaction Documents.

2.2 Valid Issuance of the Units. The Units, when issued, sold, and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Documents, applicable state and federal securities laws, and liens or encumbrances by or imposed by the Purchaser.

2.3 Compliance with Other Instruments. To the Company's knowledge, the sale of the Units will not place the Company in violation or default (a) of any provisions of the Company's Certificate of Formation (as amended) or the Company's Sixth Amended and Restated Limited Liability Company Operating Agreement, dated as of June 4, 2021 (as so amended and restated, the "***Amended and Restated Operating Agreement***"), (b) of any judgment, order, writ or decree of any court or governmental authority, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order, or (d) of any provision of federal or state statute, rule or regulation materially applicable to the Company. The execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated by the Transaction Documents will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

3. **Representations and Warranties of the Purchaser**. The Purchaser hereby represents and warrants to the Company as follows:

3.1 Purchase for Own Account. The Purchaser is acquiring and will hold the Units for investment for its account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act of 1933, as amended (the "***Securities Act***").

3.2 Access to Information. The Purchaser has been furnished with, and has had access to, all information that it considers necessary or appropriate for deciding whether to invest in the Units, including the Company's Certificate of Formation (as amended) and Amended and Restated Operating Agreement, and the Purchaser has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the issuance of the Units.

3.3 Speculative Investment. The Purchaser is aware that its investment in the Company is a speculative investment that has limited liquidity and is subject to the risk of complete loss. The Purchaser is able, without impairing its financial condition, to hold the Units for an indefinite period and to suffer a complete loss of its investment in the Units.

3.4 Authorization. The Purchaser has full power and authority to enter into the Transaction Documents. The Transaction Documents to which the Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.5 No Public Market. The Purchaser understands that no public market now exists for the Units, and that the Company has made no assurances that a public market will ever exist for the Units.

3.6 No Reliance on Other Persons. The Purchaser acknowledges that it is not relying upon any person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company.

3.7 Residence. The office of the Purchaser in which its principal place of business is located is identified in the address of the Purchaser set forth on Exhibit A.

3.8 Bad Actor. None of the Purchaser, its principals or its affiliates (each a "***Purchaser Party***") meet any of the disqualifying criteria described in Rule 506(d)(1)(i) through (viii) promulgated under the Securities Act (each a "**Rule 506 Disqualification**").

4. **Transfer Restrictions**.

4.1 "Market Stand-Off" Agreement. Purchaser hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Company (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Company of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "***IPO***") or any merger with or into a special purpose acquisition vehicle ("***SPAC***"), or such other period as may be requested by the Company or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than an IPO, or such other period as may be requested by the Company, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto, (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Units (or other securities, whether such Units or any such other securities are then owned by the Purchaser or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Units, in cash, or otherwise. The foregoing provisions of this Section 4.1 shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Purchaser or the immediate family of the Purchaser, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Purchaser only if all officers and directors are subject to the same restrictions. The financial advisors of the Company or its underwriters in connection with such registration are intended third party beneficiaries of this Section 4.1 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Purchaser further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 4.1 or that are necessary to give further effect thereto.

For purposes of this Section 4.1, the term "Company" shall include any wholly owned subsidiary of the Company into which the Company merges or consolidates. In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Purchaser's registrable securities of the Company (and the Company units or securities of every other person subject to the foregoing restriction) until the end of such period. The Purchaser agrees that a legend reading substantially as follows may be placed on all certificates representing all of the Purchaser's registrable securities of the Company (and the Company units or securities of every other person subject to the restriction contained in this Section 4.1):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF SKYBOUND HOLDINGS LLC ("SKYBOUND"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN SKYBOUND AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT SKYBOUND'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

4.2 Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Purchaser agrees not to make any disposition of all or any portion of the Units or any securities which may be converted into the Units unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 3 and the undertaking set out in Section 4.1 of this Agreement and:

(a) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(b) the Purchaser has (i) notified the Company of the proposed disposition; (ii) furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition; and (iii) if requested by the Company, furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration under the Securities Act.

The Purchaser agrees that it will not make any disposition of any of the Company's securities to any competitor of the Company, as determined in good faith by the Company.

5. **General Provisions**.

5.1 Company Covenants. Within one (1) year of the date first set forth herein, the Company shall amend and modify its books and records to reflect the purchase of the Units outlined herein.

5.2 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the Parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the Parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

5.3 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5.4 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. Counterparts may be delivered by any electronic signature complying with the U.S. federal ESIGN Act of 2000, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.5 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

5.6 Notices. All notices and communications given or made pursuant hereto shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the Party to be notified, (b) when sent, if sent by facsimile or electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) three (3) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective Parties at their address as set forth on the signature page or Exhibit A, or to such address, facsimile number or electronic mail address as subsequently modified by written notice given in accordance with this Section.

5.7 Attorneys' Fees. If any action (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Documents, the prevailing Party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such Party may be entitled. Each Party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

5.8 Amendments and Waivers. Except as specified in this Agreement, any term of this Agreement may be amended, terminated, or waived only with the written consent of the Company. Any amendment or waiver effected in accordance with this Section shall be binding upon the Purchaser and each transferee of the Units, and each future holder of all such securities, and the Company.

5.9 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

5.10 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any Party hereunder, upon any breach or default of any other Party under this Agreement, shall impair any such right, power, or remedy of such non-breaching or non-defaulting Party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any Party, shall be cumulative and not alternative.

5.11 Entire Agreement. This Agreement (including the Exhibits hereto), the Company's Certificate of Formation (as amended), the Amended and Restated Operating Agreement and the other Transaction Documents constitute the full and entire understanding and agreement between the Parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the Parties are expressly canceled.

5.12 Securities Law Restrictions. Regardless of whether the offering and sale of Units under this Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company may, at its discretion, impose restrictions upon the sale, pledge, or other transfer of the Units if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state, or any other law.

[*Remainder of Page Intentionally Left Blank*]

IN WITNESS WHEREOF, the Purchaser has executed this Agreement, effective as of the date first written above.

**PURCHASER:**

Skybound Holdings CF Investors SPV, LLC, a Delaware limited liability company

By: Skybound Holdings LLC, a Delaware limited liability company
Its Manager

By: ____________________
Name: David Alpert
Title: CEO

IN WITNESS WHEREOF, the Company has executed this Agreement, effective as of the date first written above.

**COMPANY:**

Skybound Holdings LLC, a Delaware limited liability company

By: ____________________
Name: David Alpert
Title: CEO

## EXHIBIT A

### Purchaser Information

| Purchaser | Purchaser Address | Number of Units of Common Interests Purchased | Aggregate Purchase Price |
|---|---|---|---|
| Skybound Holdings CF Investors SPV, LLC | 9570 W Pico Blvd.<br>Los Angeles, CA 90035 | | |

**Exhibit E**

Co-Issuer Limited Liability Company Agreement

*(see attached)*

# LIMITED LIABILITY COMPANY AGREEMENT

# OF

# SKYBOUND HOLDINGS CF INVESTORS SPV, LLC

**This LIMITED LIABILITY COMPANY AGREEMENT** (the "**Agreement**") of Skybound Holdings CF Investors SPV, LLC, a Delaware limited liability company (the "**Company**") is entered into as of January 15, 2025 by and among the Company, Skybound Holdings LLC (the "**Manager**") and any other Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (collectively, the "**Members**"). Capitalized terms used herein without definition shall have the respective meanings ascribed to them in Article X.

**WHEREAS**, the Company was formed to serve as a "crowdfunding vehicle" as that term is defined in Rule 3a-9 under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "**Securities Act**").

**WHEREAS,** the Company will undertake the limited purpose of acquiring, holding, and disposing of Securities (defined below) issued by Skybound Holdings LLC (the "**Crowdfunding Issuer**"), which will also serve as the Manager of the Company.

**WHEREAS,** it is the intent of the Company to issue Interests (defined below) that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Crowdfunding Issuer to the Company pursuant to Regulation Crowdfunding.

**NOW THEREFORE,** the limited liability company agreement of the Company is hereby adopted to read in its entirety as agreed upon the Company, its Manager, and the Members as follows:

## ARTICLE I – ORGANIZATIONAL MATTERS

Section 1.01 Name. The name of the Company is Skybound Holdings CF Investors SPV, LLC.

Section 1.02 Principal Office. The principal office of the Company is located at 9570 West Pico Boulevard, Los Angeles, CA 90035 or such other location as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section 1.03 Registered Office; Registered Agent. The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 1.04 Purpose; Powers.

(a) The purpose of the Company is to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act; specifically, to undertake the acquiring, holding, and disposing of the Securities issued by the Crowdfunding Issuer and to engage in any and all activities necessary or incidental thereto.

(b) If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle."

Section 1.05 Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by Applicable Law.

Section 1.06 Fiscal Year. The Company's fiscal year shall be the same as that of the Crowdfunding Issuer.

Section 1.07 Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 1.04 shall be paid solely by the Crowdfunding Issuer.

## ARTICLE II – MEMBERS

Section 2.01 Members. The names, mailing addresses, and Interests of the Members are set out in Schedule I attached hereto (the "**Members Schedule**"). The Manager shall maintain and update the Members Schedule upon the issuance or Transfer of any Interests to any new or existing Member in accordance with this Agreement. The Manager may also engage a registered transfer agent to maintain the Members Schedule. Members may only be natural persons.

Section 2.02 Capital Contributions; No Withdrawals.

(a) The Members have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note, or other obligation (as such amounts may be amended herein from time to time, the "**Capital Contributions**") set out in the Members Schedule. No Member is required to make additional Capital Contributions to the Company.

(b) No Member shall be entitled to withdraw any part of a Capital Contribution or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section 2.03 Admission of Additional Members.

(a) Additional Members may be admitted upon (i) the Crowdfunding Issuer selling additional securities of the same class or rights as when Members were first admitted to the Company, or (ii) a Transfer of Interests, subject to compliance with the provisions of ARTICLE VI, and in either case, following compliance with the provisions of Section 2.03(b).

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or a Transfer (including a permitted Transfer) of Interests, such Person shall have executed and delivered to the Company a written undertaking accepting the terms of this Agreement in a form acceptable to the Company. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Interests, such Person shall be admitted as a Member, shall be a party hereto, shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its Interests.

Section 2.04 No Withdrawal; Death of Member.

(a) So long as a Member continues to hold any Interest, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in the Delaware Act.

(b) The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the Interests owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as permitted Transferees; provided, that any such permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section 2.03(b).

Section 2.05 Certification of Interests.

(a) The Company may, but shall not be required to, issue certificates evidencing Interests in the Company.

(b) Interests shall be reflected in the books and records of the Company as Units.

(c) If the Manager shall issue certificates representing Interests in accordance with Section 2.05(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Interests shall bear a legend substantially in the following form:

THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULTATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION.

Section 2.06 Meetings.

(a) To the extent the Securities, and thus the Interests, provide the right to vote, or require approval of the holders of the Interests, meetings of the Members may be called by the Manager or by Members holding at least 75% of the Interests.

(b) Written notice stating the electronic access information, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Members may only hold meetings by electronic means as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting. To the extent possible, the Manager shall give Members the same notice as provided for in the Crowdfunding Issuer's constitutive documents.

(c) Any Member may participate in a meeting of the Members by means of telephone or other electronic communications equipment by means of which all Persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e) The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; provided, that the Members shall have been notified of the meeting in accordance with Section 2.06(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f) Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of quorum, a quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Interests. Subject to Section 2.07, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g) Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of voting, subject to Section 2.07, Section 3.02, and Section 11.09, and any other provision of this Agreement or the Delaware Act requiring the vote, consent, or approval of a different percentage of the Interests, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Interests.

Section 2.07 Action Without Meeting. Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of action without meeting, notwithstanding the provisions of Section 2.06, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes on such matter. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

## ARTICLE III – MANAGEMENT

Section 3.01 Management of the Company. Subject to the provisions of Section 3.02, and except as otherwise provided by the Delaware Act, the business, property, and affairs of the Company shall be managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action.

Section 3.02 Actions Requiring Approval of Members. Without the written approval of Members holding a majority of the Interests, the Company shall not, and shall not enter into any commitment to:

(a) Amend, modify, or waive any provisions of the Certificate of Formation or this Agreement; provided that the Manager may, without the consent of the other Members, amend the Members Schedule following any new issuance, redemption, repurchase, or Transfer of Interests in accordance with this Agreement.

(b) Issue additional Interests or other securities outside of a Regulation Crowdfunding Offering with the Crowdfunding Issuer, except in connection with a Transfer of Interests that complies with the applicable provisions of ARTICLE VI and Section 2.03(b), or admit additional Members to the Company.

(c) Dissolve, wind up, or liquidate the Company or initiate a bankruptcy proceeding involving the Company, at the sole discretion of the Manager; provided that no vote shall be required when such dissolution, winding up, or liquidation occurs under the terms of the Securities or Interests.

Notwithstanding the above, the Manager shall be able to take all actions necessary without the consent of the Members in order to maintain the Company's status as a crowdfunding vehicle.

Section 3.03 Prohibited Actions. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Crowdfunding Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(a) Incurring any indebtedness, pledge or granting liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person.

(b) Making any loan or advance to, or a Capital Contribution or investment in, any Person.

(c) Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests.

(d) Entering into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests.

Section 3.04 Officers. The Manager may appoint one or more individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the

Company and may delegate to such Officers such power and authority as the Manager deems advisable. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

Section 3.05 Replacement and Resignation of Manager. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Following the Manager's resignation, a successor Manager shall be elected by the affirmative vote of the Members holding a majority of the Interests. The resignation of the Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member from the Company.

Section 3.06 Votes. Any vote required pursuant to this Article III may be made in accordance with Section 2.06 or Section 2.07.

## ARTICLE IV – ALLOCATIONS

Section 4.01 Allocation of Profits and Losses.

(a) All items of income, gain, loss deduction, and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective Interests.

(b) Notwithstanding any other provision of this Agreement, (i) "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Interests.

(c) This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

## ARTICLE V – DISTRIBUTIONS

Section 5.01 Distributions.

(a) In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Securities, the Manager shall make such distributions promptly to the holders of the Interests on a one-to-one basis as if the holders of the Interests held the Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Interests.

(b) Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the Delaware Act or other Applicable Law.

## ARTICLE VI – TRANSFERS

Section 6.01 General Restrictions on Transfer.

(a) No Member shall Transfer all or any portion of its Membership Interest in the Company, except with the written consent of the Manager. No Transfer of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.03 hereof.

(b) Notwithstanding any other provision of this Agreement (including Section 6.02), each Member agrees that it will not Transfer all or any portion of its Membership Interest in the Company, and the Company agrees that it shall not issue any Interests:

(i) except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws;

(ii) if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iii) if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(iv) if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c) Any Transfer or attempted Transfer of any Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Membership Interest for all purposes of this Agreement.

(d) Except as provided in Section 2.05(b), no Transfer (including a permitted Transfer) of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee (including a permitted Transferee) is admitted as a Member of the Company in accordance with Section 2.03(b) hereof.

(e) For the avoidance of doubt, any Transfer of an Interest permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 6.02 Further Restrictions on Transfer.

(a) During the one-year period beginning on the date on which it acquired the Interest, a Member may not transfer such Interest except:

(i) To the Crowdfunding Issuer;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act; or

(iv) To a member of the Interest holder's family or the equivalent, to a trust controlled by the Interest holder, to a trust created for the benefit of a member of the family of the Interest holder or equivalent, or in connection with the death or divorce of the Interest holder or other similar circumstance.

## ARTICLE VII – NO PERSONAL LIABILITY AND INDEMNIFICATION

Section 7.01 No Personal Liability: Members; Manager.

(a) Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b) Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section 7.02 Indemnification.

(a) To the fullest extent permitted under the Delaware Act, any Covered Person (as defined in section (c) below) shall be entitled to indemnification and reimbursement of expenses by the Crowdfunding Issuer for and against any loss, damage, claim, or expense (including attorneys' fees) (collectively, "**Losses**") whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; provided, however, that (i) any indemnity under this Section 7.02 shall be provided by the Crowdfunding Issuer, and neither any Member nor any other Person shall have any personal liability to contribute to such indemnity by the Crowdfunding Issuer; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case, as determined by a final, nonappealable order of a court of competent jurisdiction.

(b) Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Crowdfunding Issuer shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02.

(c) For purposes of this Section 7.02, "**Covered Person**" means (i) each Member of the Company; (ii) each Manager and Officer of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member and of each Manager.

## ARTICLE VIII – REPORTS, ACCOUNTING, AND TAX MATTERS

Section 8.01 Inspection Rights. Upon reasonable notice from a Member, the Company shall afford the Member access during normal business hours to the corporate records required to be provided to

Members pursuant to Applicable Law. Further, upon reasonable notice from a Member, the Manager shall make available the same such information of the Crowdfunding Issuer.

Section 8.02 Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as partnership for US, federal, state, and local income tax purposes. Neither the Manager nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 8.03 Tax Matters Representative.

(a) Appointment; Resignation. The Members hereby appoint the Manager as the "partnership representative" as provided in Section 6223(a) of the Code (the "**Partnership Representative**"). The Partnership Representative may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event, and shall resign if it is no longer the Manager. In the event of the resignation of the Partnership Representative, the holders of a majority of the Interests of the Company shall appoint a new Partnership Representative.

(b) Tax Examinations and Audits. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

The Partnership Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c) US Federal Tax Proceedings. To the extent permitted by Applicable Law and regulations, the Partnership Representative will cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the Bipartisan Budget Act of 2015 (the "**Revised Partnership Audit Rules**") pursuant to Section 6221(b) of the Code. For any year in which Applicable Law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Partnership Representative will cause the Company to elect the alternative procedure under Section 6226 of the Code, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d) Section 754 Election. The Partnership Representative shall make an election under Section 754 of the Code.

(e) Indemnification. The Company, through the Crowdfunding Issuer, shall defend, indemnify, and hold harmless the Partnership Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of its responsibilities as Partnership Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section 8.04 Tax Returns.

(a) At the expense of the Crowdfunding Issuer, the Manager will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

(b) Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

Section 8.05 Reports under Regulation Crowdfunding.

(a) The Manager shall provide all information necessary to the Crowdfunding Issuer for the Crowdfunding Issuer to make such ongoing reports as required by Regulation Crowdfunding.

(b) The Manager will cause the prompt distribution or notification of any disclosure, and ongoing reports prepared by the Crowdfunding Issuer as soon as such disclosures and ongoing reports are completed by the Crowdfunding Issuer.

## ARTICLE IX – DISSOLUTION AND LIQUIDATION

Section 9.01 Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a) An election to dissolve the Company made by holders of 75% of the Interests;

(b) The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all of the assets of the Crowdfunding Issuer;

(c) Declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or

(d) The entry of a decree of judicial dissolution under the Delaware Act.

Section 9.02 Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Certificate of Formation shall have been cancelled as provided in Section 9.04.

Section 9.03 Liquidation. If the Company is dissolved pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a) The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to distribute, sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner, in compliance with rules and regulations applicable to a "crowdfunding vehicle."

(b) As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made of the Company's Securities, assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c) The Liquidator shall transfer ownership of the Securities to the Interest holders.

(d) The Liquidator shall then liquidate the assets of the Company, if any, and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law, and with any amounts to be paid to creditors to be paid by the Crowdfunding Issuer:

(i) First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii) Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii) Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

Section 9.04 Required Filings. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Delaware Act.

## ARTICLE X – Definitions

Section 10.01 Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01:

(a) "**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "control" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

(b) "**Applicable Law**" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(c) "**Certificate of Formation**" means the certificate of formation filed with the Delaware Secretary of State on January 15, 2025.

(d) "**Code**" means the Internal Revenue Code of 1986, as amended.

(e) "**Delaware Act**" means the Delaware Limited Liability Company Act and any successor statute, as it may be amended from time to time.

(f) "**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(g) "**Fiscal Year**" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(h) "**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasigovernmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(i) "**Interest**" means an interest in the Company owned by a Member, including such Member's rights to (i) receive a distributive share of Company assets and items of Company income, gain, loss, and deduction; (ii) vote, consent, or participate in any Member decisions provided in this Agreement and the Delaware Act; and (iii) receive any and all other benefits due to a Member under this Agreement and the Delaware Act.

(j) "**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

(k) "**Manager**" means, initially, Skybound Holdings LLC, or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement.

(l) "**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(m) "**Securities**" means the underlying securities (i.e., Common Interests) of the Crowdfunding Issuer issued in a Regulation CF offering.

(n) "**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

(o) "**Transfer**" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Interests or any interest (including a beneficial interest) therein. "**Transfer**" when used as a noun shall have a correlative meaning.

(p) "**Transferor" and "Transferee**" mean a Person who makes or receives a Transfer, respectively.

(q) "**Units**" shall be the measure by which each Member's Interest is determined. The Company is not obligated to issue certificates to represent any Units. A transfer of Units will include a transfer of the Capital Account that is attributable to such Units as of the effective date of such transfer determined in accordance with Section 6.01, and such will be determined on a proportionate basis if fewer than all of the Units owned by any Member are being transferred by such Member. Each Unit shall carry an incremental dollar amount established by the Manager for the sale of Interests that investors can purchase in order to become Members of the Company.

## ARTICLE XI – MISCELLANEOUS

Section 11.01 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any jurisdiction).

Section 11.02 Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.03 Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAVIES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.04 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.04 shall diminish the waiver described in Section 11.03.

Section 11.05 Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

(a) when delivered by hand;

(b) when received by the addressee if sent by a nationally recognized overnight courier;

(c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

(d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other addresses for a party as shall be specified in a notice given in accordance with this Section 11.05):

**If to the Company**: c/o Skybound Holdings LLC
9570 West Pico Boulevard
Los Angeles, CA 90035
Email: legalish@skybound.com
Attention: Legal Department of Skybound Holdings LLC

**If to the Manager**: 9570 West Pico Boulevard
Los Angeles, CA 90035
Email: legalish@skybound.com
Attention: Legal Department

**If to a Member**: To the Member's respective mailing address as set forth on the Members Schedule.

Section 11.06 Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.07 Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.08 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 11.09 Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by Members holding 75% of the Interests. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule may be made by the Manager in accordance with Section 3.02(a).

Section 11.10 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.11 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section 11.12 Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 11.13 No Third-Party Beneficiaries. Except as provided in ARTICLE VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

*[Remainder of page intentionally left blank]*

**IN WITNESS WHEREOF**, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

**COMPANY:**

SKYBOUND HOLDINGS CF INVESTORS SPV, LLC

By: Skybound Holdings LLC, a Delaware limited liability company,

Its Manager

DS

DocuSigned by:

By: ______________________

0E8B62E0FE2E48A...

Name: David Alpert

Title: CEO

[SIGNATURE PAGE TO SKYBOUND HOLDINGS CF INVESTORS SPV, LLC OPERATING AGREEMENT]

# SCHEDULE I

# MEMBERS SCHEDULE

| Entity Name | Cash Contribution | Interests/Units |
|---|---|---|
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |

**Exhibit F**

Issuer Amended and Restated Operating Agreement

*(see attached)*

ADD EXHB 3 ex2-1.htm

**Exhibit 2.1**

---

**SIXTH AMENDED AND RESTATED**
**LIMITED LIABILITY COMPANY OPERATING AGREEMENT**

**OF**

**MR. MANGO LLC**
**A DELAWARE LIMITED LIABILITY COMPANY**

Dated as of June 4, 2021

---

THE SECURITIES REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR REGISTERED OR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS REGISTERED AND QUALIFIED UNDER APPLICABLE FEDERAL AND STATE SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH REGISTRATION AND QUALIFICATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, THE TERMS AND CONDITIONS OF WHICH ARE SET FORTH IN THIS AGREEMENT.

**SIXTH AMENDED AND RESTATED**
**LIMITED LIABILITY COMPANY OPERATING AGREEMENT**
**OF MR. MANGO LLC,**
**A DELAWARE LIMITED LIABILITY COMPANY**

**THIS SIXTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT** (this "Agreement") is made and entered into and effective as of June 4, 2021 (the "Effective Date") by and between the Persons set forth on Exhibit A attached hereto, with reference to the following facts:

A. On December 14, 2016, a Certificate of Formation for Mr. Mango LLC (the "Company"), a limited liability company formed under the laws of the State of Delaware, was filed with the Secretary of State and the Members at the time of such filing (the "Initial Members") entered into the first limited liability company operating agreement for the Company (the "Initial Operating Agreement").

B. On May 8, 2017, the Members at the time amended and restated the Initial Operating Agreement to, among other things, specially allocate profits and losses between the Members (such amended and restated limited liability company operating agreement, the "Amended and Restated Operating Agreement").

C. On July 1, 2018, (i) Goldman contributed his membership interests in Bumbio, LLC, a Delaware limited liability company, and Itchy Water, LLC, a Delaware limited liability company, in exchange for an Interest and (ii) the Members at the time amended and restated the Amended and Restated Operating Agreement to, among other things, admit Goldman as a Member of the Company. Such amended and restated limited liability company operating agreement shall be referred to herein as the "Second Amended and Restated Operating Agreement."

D. In accordance with oral agreements made prior to March 15, 2019, the Members at the time amended and restated the Second Amended and Restated Operating Agreement in order to implement a "Catchup" feature with respect to the Members' Interests such that all Members will have equal participation in connection with a Sale Transaction (as defined in the Third Amended and Restated Operating Agreement), to the extent there is adequate appreciation in the value of the Company. Such amended and restated limited liability company operating agreement shall be referred to herein as the "Third Amended and Restated Operating Agreement."

E. On July 1, 2019, the Members at the time amended and restated the Third Amended and Restated Operating Agreement in order to, among other things, reflect the adoption of the Option Plan and to reflect the filing of an IRS Form 8832 Entity Classification Election with the Internal Revenue Service on July 1, 2019 to treat the Company as a corporation for federal and state income taxation purposes. Such amended and restated limited liability company operating agreement shall be referred to herein as the "Fourth Amended and Restated Operating Agreement."

F. On November 26, 2019, the Members at the time amended and restated the Fourth Amended and Restated Operating Agreement in order to, among other things, reflect the issuance of Series A Preferred Interests to the Series A Preferred Members. Such amended and restated limited liability company operating agreement shall be referred to herein as the "Fifth Amended and Restated Operating Agreement."

G. On the date hereof, the Members desire to amend and restate the Fifth Amended and Restated Operating Agreement on the terms set forth herein in order to, among other things, issue Series B Preferred Interests to the Series B Preferred Members as set forth on Exhibit A hereto.

**NOW, THEREFORE,** the parties to this Agreement set forth the sixth amended and restated limited liability company operating agreement for the Company upon the terms and conditions contained herein.

## ARTICLE 1
## DEFINITIONS

When used in this Agreement, the following terms shall have the meanings set forth below:

1.1. **"Act"** means the Delaware Limited Liability Company Act, 6 Del. Code § 18-101 *et seq*., as amended and in effect from time to time.

1.2. **"Affiliate"** means, when used with reference to a specified Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such Person, and (ii) any trust established for the sole benefit of the Person or any spouse, child or grandchild of the Person and under which the Person is a trustee. For purposes hereof "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

1.3. **"Alpert"** means David Alpert.

1.4. **"Alpert Trust"** means the Peanut & Pookie Family Trust Under Trust Agreement Dated May 30, 2012.

1.5. **"Available Cash Flow"** means, with respect to any Fiscal Year or other period, the sum of all cash receipts of the Company from any and all sources, less all cash disbursements and a reasonable allowance for Reserves, contingencies and anticipated obligations as determined by the Board in its sole discretion.

1.6. **"Board"** means the board of Managers of the Company appointed by the Members in accordance with the provisions of this Agreement.

1.7. **"Business Day"** means any day other than a Saturday or Sunday or a day on which the Federal Reserve Bank of New York is closed.

1.8. **"Capital Contribution"** means the total amount of cash and the agreed fair market value (net of liabilities) contributed to the Company by that Member and any subsequent contributions of cash and the agreed fair market value (net of liabilities) of any other property subsequently contributed to the Company by that Member.

1.9. **"Capital Member"** means a Member other than an Incentive Plan Member.

1.10. **"Capital Transaction"** means (i) any sale or other disposition of all or substantially all of the assets of the Company (other than in the ordinary course of business), or (ii) any sale of the Company (whether by merger, consolidation, recapitalization, reorganization, sale of securities or otherwise) in one transaction or series of related transactions to a Person or Persons whose securities are not owned directly or indirectly, in whole or in part, by any Member or any Permitted Transferee of any Member and that acquires at least fifty percent (50%) of the Interests, provided, however, that neither the Transfer from any Member to a Permitted Transferee nor any internal reorganization of the Company shall be deemed to be a Capital Transaction. For the avoidance of doubt, a Capital Transaction shall constitute a Deemed Liquidation Event hereunder.

1.11. **"Cause"** means (i) a material breach or material violation of this Agreement or any other written agreement with the Company; (ii) a substantial and repeated disregard of lawful and reasonable instructions of the Company reasonably related to duties to the Company; (iii) the commission or attempted commission of an act of fraud, misappropriation or embezzlement against the Company which has or would reasonably be expected to have a material adverse effect on the Company; and (iv) being convicted of, or having pleaded guilty or *nolo contendere* to, a felony (other than a traffic violation by reason of vicarious liability) or a misdemeanor involving moral turpitude. The Company shall provide the applicable Member or other Person, as applicable, with written notice of the applicable "Cause" event, and (with respect to the occurrence of the events described in subsections (i) or (ii) above), such Member or other Person shall have ten (10) days to cure such "Cause" event to the extent such event is capable of cure.

1.12. **"Certificate of Formation"** means the certificate of formation filed with the Secretary of State on December 14, 2016 for the purpose of forming the Company, as amended from time to time.

1.13. **"Code"** means the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provision or provisions of any succeeding law).

1.14. **"Company Covered Person"** means, with respect to the Company as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

1.15. **"Deemed Liquidation Event"** means (i) any merger, consolidation, recapitalization or sale of the Company, transfer of Interests or other transaction or series of transactions in which the Members and their Permitted Transferees immediately prior to such transaction do not own and control a majority of the voting power represented by the outstanding equity of the surviving entity after the closing of such transaction, (ii) a sale, exclusive license or other transfer or disposition of all or substantially all of the Company's and its Subsidiaries' assets (determined on a consolidated basis) to any Person, or (iii) a dissolution and winding up of the Company pursuant to Article 8.

1.16. **"Disabled** or **Disability"** means, with respect to any Member, that such Member is unable, as a result of any medically determinable physical or mental disease or impairment, to discharge with or without reasonable accommodation the essential functions of such Member's management duties for the Company for a continuous period of 90 days or a cumulative period of 120 days during any 150 day period; *provided*, *however*, for purposes of applying Section 6.3.1 and Section 6.3.4, Alpert and Kirkman shall be treated as the Members for purposes of this definition, rather than the Alpert Trust and Kirkman Trust, respectively. Notwithstanding anything to the contrary herein, a Member shall be deemed Disabled as of the last day of the applicable period set forth in the immediately preceding sentence. The determination of whether a Member is Disabled shall be made by a licensed physician reasonably acceptable to the Members, and all costs incurred in connection therewith shall be paid by the Company.

1.17. **"Disqualified Designee"** means any Manager designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

1.18. **"Disqualification Event"** means a "bad actor" disqualifying event described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act.

1.19. **"Dissolution"** means when used with reference to any entity (including the Company), the earliest of (i) the date upon which such entity is terminated under the Act, any similar provision enacted in lieu thereof or any similar provision of corporate, partnership, limited liability company or trust law, (ii) the date upon which such entity ceases to be a going concern, or (iii) the date of any bankruptcy, insolvency, assignment for the benefit of creditors or similar act or occurrence involving such entity.

1.20. **"Domestic Transfer"** means (i) with respect to a Member, a dissolution of a marriage or domestic partnership or other division of marital property or domestic partnership property, or (ii) the death of the Member's spouse or domestic partner under circumstances in which the Member does not succeed to the spouse's or domestic partner's interest (if any) in any Interests; *provided*, *however*, for purposes of applying this definition, Section 6.3.2, and Section 6.3.4, Alpert and Kirkman shall be deemed to be the Member and Domestic Transferor rather than Alpert Trust and Kirkman Trust, respectively, where applicable.

1.21. **"Economic Interest"** means a Person's right to receive distributions from the Company, but expressly excluding any other rights of a Member including, without limitation, the right to vote or to participate in the management of the Company, or any right to information concerning the business and affairs of the Company.

1.22. **"Fiscal Year"** means the Company's fiscal year, which shall be the calendar year.

1.23. **"Goldman"** means Jon Goldman.

1.24. **"Headquarters"** means the property located at 9570 W. Pico Blvd, Los Angeles, CA 90035, in addition to the adjacent parking lot.

1.25. **"Implied Enterprise Value"** means the total aggregate proceeds actually received by the Company or its Members in a Deemed Liquidation Event plus all indebtedness of the Company and its Subsidiaries.

1.26. **"Incentive Plan Member"** means any Member who exercised an Option to purchase an Incentive Plan Interest under the Option Plan.

1.27. **"Information Rights Member"** means (i) any Skybound Member, (ii) any Series A Preferred Member who owns a number of Series A Preferred Interests equal to at least twenty five percent (25%) of the total number of Series A Preferred Interests issued during the Series A Round to all Series A Preferred Members (as equitably adjusted for any Interest dividends, splits, combinations, reorganizations, or similar transactions involving the Company's outstanding equity), or (iii) any Series B Preferred Member who owns a number of Series B Preferred Interests equal to at least twenty five percent (25%) of the total number of Series B Preferred Interests issued during the Series B Round to all Series B Preferred Members (as equitably adjusted for any Interest dividends, splits, combinations, reorganizations, or similar transactions involving the Company's outstanding equity).

1.28. **"Involuntary Transfer"** means, as applicable, the Transfer of Interests pursuant to or resulting from (i) the attachment, sequestration, garnishment, foreclosure of Interests or other involuntary Transfer of Interests resulting from any proceeding, including a bankruptcy or insolvency proceeding, affecting such Member or (ii) the involuntary dissolution of any Member which is not an individual.

1.29. **"IPO"** means the Company's first underwritten public offering of its Common Interests under the Securities Act at a per-Interest price of at least two (2) times the Series B Original Issue Price (as equitably adjusted for any Interest dividends, splits, combinations, reorganizations, or similar transactions involving the Company's outstanding equity) and resulting in at least $100,000,000 in proceeds to the Company, net of the underwriting discount and commissions.

1.30. **"Kirkman"** means Robert Kirkman.

1.31. **"Kirkman Trust"** means The Kirkman Family 2014 Trust Under Trust Agreement Dated October 27, 2014.

1.32. **"Lead Series A Investor"** means Com2uS Corporation or a Permitted Transferee of Com2uS Corporation.

1.33. **"Lead Series A Investor Change of Control"** means a transaction or series of transactions resulting in (i) the acquisition of the Lead Series A Investor by means of any transaction (including, without limitation, any reorganization, merger or consolidation) that results in the equity holders of the Lead Series A Investor immediately prior to the transaction holding less than a majority of the equity of the Lead Series A Investor or the applicable surviving and/or successor entity immediately following such transaction, or (ii) a sale of all or substantially all of the assets of the Lead Series A Investor; provided, that in the case of subclause (i) the holder(s) of a majority of the equity of the Lead Series A Investor or the applicable surviving and/or successor entity immediately following such transaction is not a competitor of the Company or any of its Subsidiaries or an Affiliate of a competitor of the Company or any of its Subsidiaries, and in the case of subclause (ii) the purchaser(s) of the assets of the Lead Series A Investor is not a competitor of the Company or any of its Subsidiaries or an Affiliate of a competitor of the Company or any of its Subsidiaries.

1.34. **"Lead Series B Investor"** means Knollwood Investment Fund LLC or a Permitted Transferee of Knollwood Investment Fund LLC, in each case, to the extent that such Person holds Series B Preferred Interests.

1.35. **"Lead Series B Investor Change of Control"** means a transaction or series of transactions resulting in (i) the acquisition of the Lead Series B Investor by means of any transaction (including, without limitation, any reorganization, merger or consolidation) that results in the equity holders of the Lead Series B Investor immediately prior to the transaction holding less than a majority of the equity of the Lead Series B Investor or the applicable surviving and/or successor entity immediately following such transaction, or (ii) a sale of all or substantially all of the assets of the Lead Series B Investor; provided, that in the case of subclause (i) the holder(s) of a majority of the equity of the Lead Series B Investor or the applicable surviving and/or successor entity immediately following such transaction is not a competitor of the Company or any of its Subsidiaries or an Affiliate of a competitor of the Company or any of its Subsidiaries, and in the case of subclause (ii) the purchaser(s) of the assets of the Lead Series B Investor is not a competitor of the Company or any of its Subsidiaries or an Affiliate of a competitor of the Company or any of its Subsidiaries.

1.36. **"Member"** means a Person who: (i) has been admitted to the Company as a member in accordance with this Agreement, or an assignee of an Interest, other than an Economic Interest, who has become a Member pursuant to Section 6.1, and (ii) has not resigned, withdrawn or been expelled as a Member or, if other than an individual, been dissolved.

1.37. **"Officer"** means each person designated as an officer of the Company to whom authority and duties have been delegated pursuant to Section 5.5 and any resolution appointing such person as an officer or relating to such appointment.

1.38. **"Option"** means an option to purchase an Incentive Plan Interest under the Option Plan.

1.39. **"Option Agreement"** means a written Option Agreement pursuant to which an option to acquire an Incentive Plan Interest is granted to a Service Provider, if applicable.

1.40. **"Option Plan"** means the Mr. Mango LLC 2019 Equity Incentive Plan attached hereto as Exhibit C.

1.41. **"Original Issue Price"** means either the Series A Original Issue Price or the Series B Original Issue Price, as applicable.

1.42. **"Outside Business"** means, (i) with respect to Kirkman and any of his Affiliates, any business, activity or investment, (ii) with respect to Alpert and any of his Affiliates, any film or television business, activity or investment, (iii) with respect to Goldman, any equity investment or video game business, activity or investment, (iv) with respect to the Lead Series A Investor Manager, any business, activity or investment, (v) with respect to the Lead Series B Investor Manager, any business, activity or investment, and (vi) with respect to the Skybound Appointed Manager, any business activity or investment.

1.43. **"Permitted Transferee"** means, with respect to any Member, an Affiliate of such Member.

1.44. **"Person"** means any entity, corporation, company, association, joint venture, joint stock company, partnership (including a general partnership, limited partnership and limited liability partnership), limited liability company, trust, real estate investment trust, organization, individual, nation, state, government (including any agency, department, bureau, board, division and instrumentality thereof), trustee, receiver or liquidator, whether domestic or foreign.

1.45. **"Principal"** means, with respect to the Skybound Members, the natural Persons who are in ultimate control of any Skybound Member which is not a natural Person, including, without limitation, the trustees of any trust that owns an Interest.

1.46. **"Preferred Interests"** means collectively the Series A Preferred Interests and the Series B Preferred Interests.

1.47. **"Preferred Liquidation Preference"** means the Series A Liquidation Preference or the Series B Liquidation Preference, as applicable.

1.48. **"Preferred Member"** means a Member holding Series A Preferred Interests and/or Series B Preferred Interests.

1.49. **"Pro Rata Share"** means, with respect to a Member, the percentage of all outstanding Interests (treating all Preferred Interests as if they had converted into Common Interests) owned by such Member.

1.50. **"Property"** means all assets of the Company, both tangible and intangible, or any portion thereof.

1.51. **"Regulations"** means the federal income tax regulations promulgated under the Code, as such regulations may be amended from time to time. All references herein to a specific section of the Regulations shall be deemed also to refer to any corresponding provisions of succeeding Regulations.

1.52. **"Reserves"** means funds set aside from Capital Contributions or revenues as reserves, in each case, determined in the good faith judgment of the Board. Such Reserves shall be maintained in amounts deemed sufficient by the Board in its sole discretion for working capital and the payment of taxes, insurance, debt service, repairs, replacements, renewals, or other costs or expenses incident to the business and operations of the Company, or in the alternative, the Dissolution of the Company.

1.53. **"Rule 506(d) Related Party"** means, with respect to any Person, any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) under the Securities Act.

1.54. **"Secretary of State"** means the office of the Secretary of State of the State of Delaware.

1.55. **"Securities Act"** means the Securities Act of 1933, as amended from time to time, or any succeeding law.

1.56. **"Series A Liquidation Preference"** means, an amount equal to $2,083.33.

1.57. **"Series A Original Issue Price"** means, $2,083.33.

1.58. **"Series A Preferred Member"** means a holder of record of Series A Preferred Interests.

1.59. **"Series A Round"** means the time period from November 26, 2019 to December 30, 2020.

1.60. **"Series B Original Issue Date"** means the date on which the first Series B Preferred Interest was issued.

1.61. **"Series B Original Issue Price"** means, $2,086.58.

1.62. **"Series B Preferred Member"** means a holder of record of Series B Preferred Interests.

1.63. **"Series B Round"** means the time period from June 4, 2021 to December 4, 2021.

1.64. **"Service Provider"** has the meaning set forth in the Option Plan.

1.65. **"Skybound Member"** means the Alpert Trust, the Kirkman Trust and Goldman (and any Permitted Transferees of the foregoing), so long as they remain a Member.

1.66. **"Subsidiary"** means, with respect to a specified Person, any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation's or other Person's board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by the specified Person or one or more of its Subsidiaries.

| **Other Defined Terms** | **Section** |
|---|---|
| Agreement | Preamble |
| Amended and Restated Operating Agreement | Recitals |
| Appointed Managers | 5.2 |
| Authorized Agent | 10.26.3 |
| Board Consent | 5.2.1 |
| Call Notice | 6.3.1 |
| Closing | 6.3.5 |
| Common Interests | 3.1 |
| Company | Recitals |
| Confidential Information | 7.3 |
| Continuing Member Pro Rata Share | 6.3.1 |
| Continuing Skybound Members | 6.3.1 |
| Conversion Price | 9.1.5 |
| Conversion Rate | 9.1.5 |
| Domestic Transferor | 6.3.2 |
| Domestic Transfer Notice | 6.3.2 |
| Drag-along Holders | 6.6.1 |
| Drag-along Interests | 6.6.1 |
| Drag-along Notice | 6.6.1 |
| Drag-along Sale | 6.6.1 |
| Drag-along Sale Price | 6.6.1 |
| Failed Sale | 6.7.5 |
| Fifth Amended and Restated Operating Agreement | Recitals |
| Fourth Amended and Restated Operating Agreement | Recitals |
| Incentive Plan Interests | 3.1 |
| Indemnitees | 5.9.1 |
| Initial Operating Agreement | Recitals |
| Initial Consideration | 9.3.2 |
| Insurance Proceeds | 6.3.7 |
| Interest | 3.1 |
| Lead Series A Investor Manager | 5.2 |
| Lead Series B Investor Manager | 5.2 |
| Liquidator | 8.2.2 |
| Manager | 5.2 |
| Most Recent Valuation | 6.3.4 |
| New Senior Securities | 6.4 |
| Participating Tag Members | 6.5.2 |
| PR Purchase Right | 6.4.1 |
| Prohibited Transfer | 6.5.7 |
| ROFO Election Notice | 6.7.2 |
| ROFO Non-Transferring Member | 6.7.1 |
| ROFO Offered Interests | 6.7.1 |
| ROFO Prevailing Election Notice | 6.7.3 |

## ARTICLE 2
## ORGANIZATIONAL MATTERS

2.1. **Formation of the Company**. The Initial Members formed the Company pursuant to the provisions of the Act by filing the Certificate of Formation with the Secretary of State and entering into the Initial Operating Agreement.

2.2. **Name**. The name of the Company shall be "Mr. Mango LLC." The Company shall be operated under such name or, upon compliance with applicable laws, any other name that the Board deems appropriate or advisable. The Company shall file any fictitious name certificates and similar filings, and any amendments thereto, that the Board considers appropriate or advisable.

2.3. **Term**. The term of the existence of the Company shall be perpetual, commencing on the date of the filing of the Certificate of Formation with the Secretary of State, unless the Company is terminated or dissolved in accordance with the provisions of this Agreement.

2.4. **Business and Purpose of the Company**. The purpose of the Company is to engage in any lawful act or activity for which a limited liability company may be organized under the Act.

2.5. **Principal Place of Business**. The Company's principal place of business shall be located at 9570 W. Pico Blvd, Los Angeles, California 90035, or at such other place within the State of California determined by the Board.

2.6. **Authorized Person**. The Managers are the designated "authorized persons" and shall continue as the designated "authorized person", acting singly, or together, within the meaning of the Act, to execute, deliver and file any amendments or restatements of the Certificate of Formation or any certificate of cancellation of the Certificate of Formation.

2.7. **Registered Agent**. The name and address of the Company's registered agent in the State of Delaware are as follows:

Paracorp Incorporated
2140 S. Dupont Highway
Camden, Delaware 19934

**ARTICLE 3**
**MEMBERS, CAPITAL CONTRIBUTIONS**

3.1. **Members and Membership Interests**. The limited liability company equity interests in the Company shall be expressed as interests (each such interest, a "Interest"). Each Interest represents an ownership interest in the Company, which includes the Economic Interest, the right to vote or participate in the management of the Company (if applicable), and the right to information concerning the business and affairs of the Company (if applicable), as provided in this Agreement, under the Act, and, with respect to an Incentive Plan Interest, the terms of such Incentive Plan Interest and/or the Option Agreement granting such Incentive Plan Interest (if applicable). There are currently four (4) classes of Interests, which are referred to herein as "Common Interests", "Series A Preferred Interests", "Series B Preferred Interests" and "Incentive Plan Interests". The name, current mailing address, the number of Interests and class of Interests held by each Member are set forth on Exhibit A. The Board shall amend Exhibit A, and promptly deliver a copy of such amended Exhibit A to each Member, to the extent necessary to accurately reflect the then current mailing addresses, and the number of Interests held by each Member of the Company from time to time.

3.2. **Incentive Plan Interest**. The Board may grant Incentive Plan Interests to Service Providers. An Incentive Plan Interest is a non-voting Interest as a Member of the Company that was purchased by a Member pursuant to the Option Plan and the Option Agreement with respect to such Member. Upon grant of an Incentive Plan Interest, the Board shall establish all relevant terms (including vesting criteria) for such Option, as the Board determines in its sole discretion, and may memorialize such relevant terms in an Option Agreement granting such Option. The exercise of an Option to purchase an Incentive Plan Interest shall dilute each Member's Pro Rata Shares pro rata in proportion to the Members' Pro Rata Shares prior to the exercise of such Option. The Board shall promptly amend Exhibit A and deliver a copy of such amended Exhibit A to each Member promptly following any exercise of an Option or other issuance of any Interests.

3.2.1. The Company and each Member intend that any and all Incentive Plan Interests received by a Service Provider are received in exchange for provision of services by the Service Provider to or for the benefit of the Company in the Service Provider's capacity as a Member (or in anticipation of becoming a Member).

3.2.2. Notwithstanding anything to the contrary herein, the holders of an Option or Incentive Plan Interest shall not be entitled to vote on any matter coming before the Members. Any reference in this Agreement to a vote of the Members shall mean a vote by the holders of Interests that are not Incentive Plan Interests.

3.2.3. The holders of Incentive Plan Interests waive any and all rights to receive information pertaining to the Company and its Subsidiaries (as well as their respective businesses and operations) and access to their respective books and records to the greatest extent permitted by the Act and any other applicable law (including Section 18-305 of the Act).

3.2.4. If a Service Provider that receives an Incentive Plan Interest makes an election under Code Section 83(b) with respect to such Incentive Plan Interest, he, she or it shall promptly provide a copy to the Company.

3.3. **Initial Capital Contributions**. The Members have each contributed the initial Capital Contribution amount set forth on Exhibit A.

3.4. **Additional Capital Contributions**. No Member shall have the right or obligation to make any additional Capital Contributions to the Company.

3.5. **No Interest**. Except as otherwise specified in this Agreement, no Member shall be entitled to receive any interest on his, her or its Capital Contributions or capital account.

3.6. **Action by Members**.

3.6.1. **Power of the Members**. Except as otherwise specifically provided herein, no Member in his, her or its capacity as a Member shall (a) take part in the management of the Company, (b) transact any business on behalf of the Company, or (c) have any power or authority to bind the Company.

3.6.2. **Meetings of Members**. There is no requirement to hold annual or other meetings of the Members. Meetings of the Members may be called by the Board or by Members holding at least forty percent (40%) of the outstanding Common Interests (determined on an as-converted into Common Interest basis). Such meetings shall be held at the place, date and time that the Person(s) calling such meeting shall designate in the notice of the meeting. Members may participate in any meeting through the use of conference telephones or similar communication equipment as long as all Members participating can hear one another. A Member so participating is deemed to be present in person at the meeting. Except as otherwise provided herein, action at any meeting of the Members with respect to the Company requires the affirmative vote of Members holding Interests representing more than fifty percent (50%) of the outstanding Common Interests (determined on an as-converted into Common Interest basis).

3.6.3. **Notice of Meeting**. At least five (5) Business Days' prior written notice shall be given to the Members, as applicable, stating the place, date and time of the meeting, the Person calling the meeting and the purpose for which the meeting is called. Notice of a meeting need not be given to any Member who submits a signed waiver of notice, in person or by proxy, whether before, at or after the meeting. All such waivers shall be filed with the Company records or made part of the minutes of the meeting. The attendance of a Member at the meeting, whether in person or by proxy, without protesting the lack of proper notice shall constitute a waiver of notice by such Member.

3.6.4. **Action by Consent**. Any action that may be taken by Members at a meeting may also be taken without a meeting, if a consent in writing setting forth the action so taken is signed by Members owning more than fifty percent (50%) of the outstanding Common Interests (determined on an as-converted into Common Interest basis), and such consent is delivered to the Board within ten (10) Business Days after the date of the earliest signature to such consent. Consents may be signed in counterparts. The Company shall retain such consents with the books and records of the Company and shall notify all Members of the action so taken.

3.7. **Representations and Warranties of Members**. Each Member represents and warrants to the Company and the other Members as follows:

3.7.1. **Investment**. The Interest issued to the Member was acquired or is being acquired (as applicable) for investment for the Member's own account, not as a nominee or agent, and not with a view to or for sale in connection with the distribution thereof.

3.7.2. **Sophistication**. The Member has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the Member's investment in the Interest; the Member has the ability to bear the economic risks of such investment; the Member has the capacity to protect its own interests in connection with its investment; and the Member has had an opportunity to ask questions and to obtain such financial and other information regarding the Company as the Member deems necessary or appropriate in connection with evaluating the merits of the investment in the Interest. The Member acknowledges that the Interests have not been and will not be registered under the Securities Act or under any state or foreign securities act and may not be transferred except in compliance with the Securities Act and all applicable state and foreign laws.

3.7.3. **Accredited Investor**. The Member qualifies as an "accredited investor" within the meaning of Regulation D promulgated under the Securities Act.

## ARTICLE 4
## DISTRIBUTIONS

4.1. **Distributions**. Subject to applicable law and any limitations contained elsewhere in this Agreement, the Board shall from time to time, in its sole discretion, distribute Available Cash Flow, if at all, to the Members in proportion to each Member's Pro Rata Share. All such distributions under this Section 4.1 shall be made only to the Persons who, according to the books and records of the Company, are the holders of the Economic Interests in respect of which such distributions are made on the actual date of distribution.

4.2. **Form of Distribution**. A Member, regardless of the nature of the Member's Capital Contribution, has no right to demand and receive any distribution from the Company in any form other than money. No Member may be compelled to accept from the Company a distribution of any asset in kind in lieu of a proportionate distribution of money being made to other Members.

4.3. **Restrictions on Distributions**. Notwithstanding anything herein to the contrary, a Member may not receive a distribution to the extent that, at the time of the distribution, after giving effect to the Distribution, all liabilities of the Company (other than to Members on account of their Interests and liabilities for which the recourse of creditors is limited to specified property of the Company) exceed the fair market value of the assets of the Company (except that property that is subject to a liability for which the recourse of the creditors is limited to such property shall be included in the assets of the Company only to the extent the fair market value of such property exceeds that liability.

4.4. **Return of Distributions**. Except for distributions made in violation of the Act or this Agreement, no Member or holder of an Economic Interest shall be obligated to return any distribution to the Company or pay the amount of any distribution for the account of the Company or to any creditor of the Company. Any such distribution shall instead be treated as an advance of (and reduce) any distribution with respect to such Member or holder of an Economic Interest is entitled to in accordance with this Agreement.

4.5. **No Return of Capital Contributions or Priorities of Members**. Except as otherwise specified in this Agreement or as a result of the dissolution or liquidation of the Company, no Member shall have the right to withdraw, demand return of or reduce its contributions to the capital of the Company. Except as otherwise specified in this Agreement, no Member shall have priority over any other Members as to return of Capital Contributions or distributions from the Company.

4.6. **Amounts Withheld.** All amounts withheld pursuant to the Code, the Regulations, or any provision of any state or local tax law with respect to any payment or distribution to the Company or the Members shall be treated as amounts distributed to the Members pursuant to this Article 4 for all purposes under this Agreement. The Board may allocate any such amounts among the Members in any manner that is in accordance with applicable law.

## ARTICLE 5
## MEMBERSHIP AND MANAGEMENT

5.1. **Limited Liability**. Except as required under the Act, no Member shall be personally liable for any debt, obligation or liability of the Company, whether that liability or obligation arises in contract, tort or otherwise.

5.2. **Management**. Except as otherwise expressly set forth herein, the management and control of the Company and its business shall initially be vested in the Board, who shall have all of the rights, powers and authority generally conferred under the Act or other applicable law, on behalf and in the name of the Company, to carry out any and all of the business and affairs of the Company and to perform all acts and enter into, perform, negotiate and execute any and all licenses, assignments, leases, documents, contracts and agreements on behalf of the Company that are necessary or desirable. The Board shall make major decisions for the Company and shall be able to carry out and execute any and all of the business and affairs of the Company and to perform all acts and enter into, perform, negotiate and execute any and all licenses, assignments, leases, documents, contracts and agreements on behalf of the Company that are necessary or desirable. The Board shall consist of six (6) managers (each a "Manager"), subject to Section 5.2.5.4. Each Skybound Member shall appoint one Manager to the Board (each, a "Skybound Manager"). The Skybound Members shall appoint one (1) additional Manager to the Board, who shall not be considered a Skybound Manager for purposes of this Agreement (the "Skybound Appointed Manager"). For so long as the Lead Series A Investor owns at least one-third of the Series A Preferred Interests that the Lead Series A Investor initially purchased in the Company (as equitably adjusted for any Interest dividends, splits, combinations, reorganizations, or similar transactions involving the Company's outstanding equity), the Lead Series A Investor shall appoint one (1) Manager to the Board (the "Lead Series A Investor Manager"). If the Lead Series A Investor loses its right to appoint the Lead Series A Investor Manager, the Members by a majority vote shall have the right to appoint one (1) Manager, but such Manager will not have any of the rights specifically applicable to the Lead Series A Investor Manager. Notwithstanding anything to the contrary, the Lead Series A Investor's right to appoint the Lead Series A Investor Manager is not transferable to any other Person, except a Permitted Transferee and as set forth in the previous sentence. The Lead Series B Investor shall have the right to appoint one (1) Manager to the Board (the "Lead Series B Investor Manager" and, together with the Lead Series A Investor Manager, the Skybound Managers and the Skybound Appointed Manager, the "Appointed Managers"). If the Lead Series B Investor does not invest at least 50% of its pro rata allocation in subsequent financing rounds, then the Company shall have the option to replace the Lead Series B Manager originally appointed by the Lead Series B Investor with the Lead Series B Investor's consent, with such consent to not be unreasonably withheld, delayed or conditioned. Notwithstanding anything to the contrary, the Lead Series B Investor's right to appoint the Lead Series B Investor Manager is not transferable to any other Person, except a Permitted Transferee and as set forth in the previous sentence. Upon an IPO, the Lead Series B Investor shall automatically lose its right to designate the Lead Series B Investor Manager. The Lead Series B Investor Manager shall have the right to serve on each committee of the Board. The Managers shall initially be Alpert, Kirkman, Goldman, Kevin D. Irwin, Jr. and Byung Joon Song, who shall manage, operate and run the Company, and shall have voting rights with respect to certain other matters as provided for in this Agreement and the Act. The Board will render such services as are reasonably required on an as needed basis in furtherance of the Company's business for no additional consideration. Except as otherwise provided in this Agreement, a decision or action of the Board shall require an affirmative majority vote of the Managers or a written consent signed by the majority of the Managers.

5.2.1. The Board shall act at a meeting by affirmative vote of a majority of the votes of the Managers, insofar as required as hereinafter set forth, minutes of which meeting shall be kept in the Company's minute book, or by written consent or consents signed by Managers necessary to take action at a meeting (including with respect to the quorum requirements specified below), which shall be kept in the Company's minute book (such vote or written consent to be referred to as "Board Consent"). At least five (5) Business Days prior to any action taken by the Board by written consent, the Company shall provide to all Managers copies of the written consent along with all other explanatory materials that are reasonable and appropriate to inform the Managers of the action proposed to be taken. Meetings of the Board may only be called upon the request of any Manager; provided, that, no one (1) Manager may call a meeting more frequently than twice each Fiscal Year. All meetings of the Board shall be conducted at such place or places as shall be determined from time to time by the Board, whether within or without the State of Delaware. Any meeting of the Board may be held by means of a telephonic conference connection so long as all parties can hear one another, and means for such participation shall be arranged for each meeting, which shall be included in the notice of such meeting. The Manager calling the meeting shall notify, or cause notification of, each Manager of any meeting of the Board, stating the time, date and place of, the business to be transacted at or the purpose of, and an agenda for any such meeting. Such notice shall be given not less than five Business Days (or in the case of a regularly scheduled meeting, ten Business Days) nor more than 30 calendar days prior to such meeting and shall be given to each Manager personally, by telephone, email or facsimile or by any similar transmission. Notice of any Board meeting may be waived in writing by any Manager before or after any meeting. Attendance of a Manager at a meeting shall constitute a waiver of notice of such meeting and a waiver of any and all objections to the place of the meeting, the time of the meeting and the manner in which it has been called or convened, except when a Manager states, at the beginning of the meeting or promptly upon arrival at the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened. Managers may vote in person or by proxy.

5.2.2. **Voting Agreement; Additional Board-Related Matters**.

5.2.2.1. Each Member agrees that such Member shall vote all of such Member's Interests and any other voting securities of the Company over which such Member has voting control and shall take all other actions reasonably necessary or desirable within such Member's control (whether in such Member's capacity as a member, manager, member of a board committee or officer of the Company or otherwise, and including attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings) and the Company shall take all necessary and desirable actions within its control (including calling special board and member meetings), so that the Appointed Managers shall each be elected to the Board.

5.2.2.2. If, at any time, any Member fails to designate a Manager in accordance with Section 5.2, such position on the Board shall remain vacant until such Member(s) exercises his, her or its right to designate a Manager as provided hereunder.

5.2.2.3. Subject to Section 5.2.4.4, by notice to the Board, a Member may, at any time, for any reason or no reason, remove and replace any Manager designated by such Member pursuant to Section 5.2 or at any time designate a different individual to fill any vacancy, however created, among such Member's Manager designees. As a condition precedent to the appointment of any new Manager designee, the Board may require such new Manager designee to execute a non-disclosure agreement with the Company, in form and substance reasonably satisfactory to the Company.

5.2.2.4. Any Manager may resign at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the remaining Managers. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

5.2.2.5. Managers shall receive no compensation for services as such, but the Company shall reimburse each Manager for reasonable travel and reasonable out-of-pocket costs and expenses incurred in connection with that Manager's personal attendance at duly noticed and held meetings of the Board at which such personal attendance is reasonably required and requested by the Board or the Company.

5.2.3. **Special Skybound Manager Board Approval**. Notwithstanding anything to the contrary in this Agreement, the Company shall not take any of the following actions without the prior written approval of each Skybound Manager (the "Special Skybound Board Approval"):

5.2.3.1. The liquidation, dissolution or winding up of the Company or any of its material Subsidiaries or the application for the appointment of a receiver or judicial manager or like officer concerning the Company or any of its Subsidiaries;

5.2.3.2. Sell, assign, license, pledge, or encumber all or substantially all of the Company's property; or

5.2.3.3. Agree to do any of the foregoing.

5.2.4. **Special Skybound Member Approval**. Notwithstanding anything to the contrary herein, the following acts shall require the unanimous vote or unanimous written consent of the Skybound Members ("Special Skybound Member Approval"):

5.2.4.1. Any material amendment to the Certificate of Formation or this Agreement;

5.2.4.2. Any merger or consolidation of the Company or any of its material Subsidiaries with or into any third party, or a sale, lease, conveyance or other disposition (whether in one transaction or a series of related transactions) of all or substantially all of the equity or operating and other assets of the Company and its Subsidiaries (on a consolidated basis) to any unrelated third party;

5.2.4.3. The liquidation, dissolution or winding up of the Company or any of its material Subsidiaries or the application for the appointment of a receiver or judicial manager or like officer concerning the Company or any of its Subsidiaries;

5.2.4.4. The removal, replacement or appointment of any Skybound Manager or Skybound Appointed Manager; or

5.2.4.5. Agree to do any of the foregoing.

5.2.5. **Special Preferred Member Approval**. Notwithstanding anything to the contrary herein, so long as at least one-third of the Preferred Interests that were issued as of the end date of the Series B Round remain outstanding (as equitably adjusted for any Interest dividends, splits, combinations, reorganizations, or similar transactions involving the Company's outstanding equity), the Company shall not take any of the following acts (whether by merger, consolidation or otherwise) without the prior written approval of the holders of at least fifty-five percent (55%) of the outstanding Preferred Interests (voting together as a single class on an as-if-converted basis) ("Special Preferred Member Approval"):

5.2.5.1. Any merger or consolidation of the Company or any of its material Subsidiaries (except for mergers, consolidations or internal reorganizations among the Company and/or any of its wholly-owned Subsidiaries), or a sale, lease, conveyance or other disposition (whether in one transaction or a series of related transactions) of at least fifty percent (50%) of the equity or operating and other assets of the Company and its Subsidiaries (on a consolidated basis);

5.2.5.2. The liquidation, dissolution or winding up of the Company or the application for the appointment of a receiver or judicial manager or like officer concerning the Company or any of its Subsidiaries;

5.2.5.3. Authorize or create any new class or series of Company securities having rights, preferences or privileges senior to the Series A Preferred Interest or the Series B Preferred Interest with respect to dividends, liquidation redemption, voting, or otherwise, or issue additional Series A Preferred Interests;

5.2.5.4. Any increase or decrease in the authorized size of the Board or change the number of votes entitled to be cast by any Manager;

5.2.5.5. Incur, create, authorize the creation of, or guarantee any debt in the aggregate (excluding the amount of any debt existing as of the date of this Agreement in association with the Headquarters or other commercial space used by the Company) in excess of twenty-five percent (25%) of the Company's and its Subsidiaries' revenue (on a consolidated basis) for the most recent trailing twelve (12) month period immediately prior to the date on which the Company incurs, creates, authorizes the creation of, or guarantees such debt;

5.2.5.6. Enter into any material transaction transferring, licensing, or otherwise disposing of the Company's material intellectual property rights (including, but not limited to, rights of sublicensing, distribution, or exploitation), except in the ordinary course of business consistent with past practice, unless such transaction is approved by a majority of the entire Board, including the affirmative vote of both the Lead Series A Investor Manager and the Lead Series B Investor Manager;

5.2.5.7. Change the Company's primary line of business;

5.2.5.8. Except as set forth in Section 5.2.5.3, amend, alter, waive, or repeal any provision of the Certificate of Formation or this Agreement in a manner that adversely affects the powers, preferences or rights of the Preferred Interests;

5.2.5.9. Purchase or redeem or pay any dividend or other distribution on any Interest, other than Interests repurchased (a) from former employees or consultants in connection with the cessation of their employment or services, at the lower of the current fair market value for such Interest as determined by the Board in good faith or the original purchase price thereof, (b) pursuant to the Company's right of first refusal pursuant to Section 6.2, or (c) pursuant to written agreements in existence as of the Effective Date and disclosed on the disclosure schedules to the Membership Interest Purchase Agreement, dated as of the Effective Date, between the Company and the purchasers set forth therein;

5.2.5.10. Make any distribution pursuant to Section 4.1 unless such distribution is approved by a majority of the entire Board, including the affirmative vote of both the Lead Series A Investor Manager and the Lead Series B Investor Manager; or

5.2.5.11. Agree to do any of the foregoing.

5.3. **Special Series B Preferred Member Approval**. Notwithstanding anything to the contrary herein, so long as one-third of the Series B Preferred Interests issued during the Series B Round remain outstanding (as equitably adjusted for any Interest dividends, splits, combinations, reorganizations, or similar transactions involving the Company's outstanding equity), the Company shall not take any of the following acts (whether by merger, consolidation or otherwise) without the prior written approval of the holders of a majority of the outstanding Series B Preferred Interests ("Special Series B Preferred Member Approval"):

5.3.1.1. Amend or waive any of the rights, preferences, or privileges of the Series B Preferred Interests in a manner that adversely affects the rights, preferences or privileges of the Series B Preferred Interests;

5.3.1.2. Increase or decrease the authorized Series B Preferred Interests, or issue additional Series B Preferred Interests;

5.3.1.3. Reclassify any outstanding equity securities which currently have rights, preferences, or privileges with respect to dividends, liquidation, redemption, or voting that are junior to or *pari passu* with the Series B Preferred Interests, in a manner that renders such rights, preferences, or privileges senior to the Series B Preferred Interests (if currently junior to or *pari passu* with the Series B Preferred Interests) or *pari passu* with the Series B Preferred Interests (if currently junior to the Series B Preferred Interests);

5.3.1.4. Require the conversion of the Series B Preferred Interests into Common Interests, except upon an IPO under Section 9.1.3; or

5.3.1.5. Create or hold equity interests in any entity that is not majority owned and effectively controlled by the Company (whether directly or indirectly), except as approved by a majority of the entire Board, including the affirmative vote of both the Lead Series A Investor Manager and the Lead Series B Investor Manager;

5.3.1.6. Effect a Deemed Liquidation Event with an Implied Enterprise Value for the Company of less than $600,000,000.

5.4. **Performance of Duties; No Fiduciary Duties; Reimbursement**. The Managers shall devote to the Company only such time as may be necessary for the proper performance of the Managers' duties. The Managers acting under this Agreement shall not be liable to the Company or any Member for the Managers' good faith reliance on the provisions of this Agreement. The Managers shall be entitled to reimbursement by the Company for reasonable expenses incurred in connection with the performance of their duties hereunder. Each Manager shall have the same fiduciary duties as a director of a corporation under the Delaware General Corporation Law. Notwithstanding anything in this Section 5.4 or in this Agreement to the contrary, the Members acknowledge the following:

5.4.1. Each Manager or any of the Manager's Affiliates may engage or invest in any Outside Business applicable to such Manager or any of such Manager's Affiliates, even if the Outside Business applicable to such Manager or any of such Manager's Affiliates directly or indirectly competes with the Company or any of its Subsidiaries, including, without limitation, each Manager and any of such Manager's Affiliates (i) may serve as the manager or controlling Person of any entity which directly competes with the Company or any of its Subsidiaries in connection with the Outside Business applicable to such Manager or any of such Manager's Affiliates, or (ii) render services or furnish advice to any such entity in connection with the Outside Business applicable to such Manager or any of such Manager's Affiliates. Neither the Company, nor any Company Subsidiary, nor any Member nor any Manager shall have any right in or to activities relating to any Outside Business (other than each Manager's rights with respect to such Manager's Outside Business) or to the income or proceeds derived from any Outside Business (other than each Manager's rights to with respect to such Manager's Outside Business). Each Manager and any of such Manager's Affiliates shall not be obligated to present any investment or business opportunity relating to the Outside Business applicable to such Manager or any of such Manager's Affiliates to the Company or any of its Subsidiaries, even if the opportunity is one that could be taken by the Company or any of its Subsidiaries. Each Manager and such Manager's Affiliates shall have the right to hold any investment or business opportunity relating to the Outside Business applicable to such Manager or such Manager's Affiliates for such Manager's or any of such Manager's Affiliate's own account or to recommend such opportunity to Persons other than the Company or its Subsidiaries. Each Manager or any of the Manager's Affiliates may continue to operate any business such Manager or any of such Manager's Affiliates own, manage or participate in as of the date of this Agreement, even if such other business competes with the Company, and each Member and Manager hereby waives any and all rights and claims that such Member or Manager may otherwise have against each Manager or any of the Manager's Affiliates for the continued operation of any business any Manager or any Manager's Affiliates own, manage or participate in as of the date of this Agreement. The Company shall adopt and maintain a customary conflicts of interest policy, requiring at least annual disclosure by Managers and Officers of covered transactions and arrangements.

5.4.2. Nothing in Section 5.4.1 modifies or amends any other agreement (other than this Agreement) between Kirkman or his Affiliates and the Company or its Subsidiaries, including any master license agreement entered into between Kirkman or his Affiliates and the Company or its Subsidiaries.

5.5. **Officers**. The Board may, from time to time, designate and appoint any Manager, Member, or other individual as an Officer of the Company. For the avoidance of doubt, no Officer need be a resident of the State of Delaware, a Member or a Manager. The Board also may assign titles (including chairman, chief executive officer, chief operations officer, president, vice president, secretary, assistant secretary, chief financial officer, treasurer, and assistant treasurer) to any Officer and may delegate to such Officer certain authority and duties. Any number of titles may be held by the same Manager, Member, or other individual. Any delegation pursuant to this Section 5.5 may be revoked at any time by the Board. Unless the Board otherwise decides, if the title is one commonly used for officers of a business corporation, the assignment of such title shall constitute the delegation to such Officer of the authority and duties that are normally associated with that office (including the same fiduciary duties that are owed by the officers of a corporation to such corporation and its stockholders under the laws of the State of Delaware, subject to Section 5.3), subject to any specific delegation of authority and duties made to such Officer by the Board pursuant to this Section 5.5. Each Officer shall hold office until such Officer's successor shall be duly designated and shall qualify or until such Officer's death or until such Officer shall resign or shall have been removed by the Board. The salaries or other compensation, if any, of the Officers and agents of the Company shall be fixed from time to time by the Board.

5.5.1. **Appointment of Officers**. As of the Effective Date, the following individuals shall be appointed the Officers of the Company:

| | |
|---|---|
| President | Kirkman |
| Chief Executive Officer | Alpert |
| Chief Operations Officer | Goldman |
| Chief Creative Officer | Kirkman |
| Secretary | Alpert |

5.5.2. **Resignation; Removal; Vacancies**. Any Officer may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Board. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Any Officer may be removed as such, either with or without cause, at any time by the Board, in its discretion. Designation of an Officer shall not of itself create contract rights. Any vacancy occurring in any office of the Company may be filled by the Board and shall remain vacant until filled by the Board.

5.6. **Right of Members to Transact With the Company**. The Members, and any of their respective Affiliates, shall have the right to contract and otherwise deal with the Company; provided, however, that all such contracts and deals shall be on fair, reasonable and market terms that are consistent with terms and conditions that are customary for the type of transaction in question and entered into in good faith; provided further, that for purposes of this Section 5.6 the contracts and dealings entered into prior to the Effective Date and disclosed to the Lead Series A Investor prior to the Effective Date constitute fair, reasonable, market and customary contracts and dealings and were entered into in good faith.

5.7. **Other Activities.** The Members and their respective Affiliates may engage in or possess interests in other business ventures of every kind and description for their own account, and in so doing shall incur no liability to the Company, nor to the Members as a result of engaging in any other business or ventures or as a result of deriving income or profits therefrom. Neither the Members, nor any their respective Affiliates, shall be obligated to present any particular investment or business opportunity to the Company, even if the opportunity is of a character which, if presented to the Company, could be taken by the Company or is competitive with the business or activities of the Company; further, any of the foregoing parties shall have the right to take for their own account or to recommend to others any investment opportunity.

5.8. **Personal Service; Remuneration To Members**. No Member shall be required to perform services for the Company solely by virtue of being a Member, and no Member is entitled to remuneration for services performed for the Company solely by virtue of being a Member.

5.9. **Indemnification.**

5.9.1. **Indemnification of Members and Managers**. The Company, its receiver or its trustee, shall indemnify and hold harmless the Members, the Managers, their respective Affiliates and their respective officers, directors, managers, members, partners, Affiliates, employees, agents, shareholders, heirs, successors and assigns (hereinafter collectively referred to, for purposes of this Section 5.9, as the "Indemnitees"), jointly and severally, from and against any and all losses, claims, demands, costs, damages, liabilities, joint and several, expenses of any nature (including reasonable attorneys' fees and disbursements), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which the Indemnitee was involved or may be involved, or threatened to be involved, as a party or otherwise, arising out of the business or operations of the Company, excluding liabilities to any Member, regardless of whether the Indemnitee continues to be a Member, a Manager, an Affiliate, or an officer, director, employee, agent of the Company or Principal of any Skybound Member at the time any such liability or expense is paid or incurred, to the fullest extent permitted by the Act and all other applicable laws.

5.9.2. **Expenses**. Expenses incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding subject to this Section 5.9 shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that such Person is not entitled to be indemnified as authorized in this Section 5.9.

5.9.3. **Indemnification Rights Non-Exclusive**. The indemnification provided by this Section 5.9 shall be in addition to (and not in lieu of) any other rights to which those indemnified may be entitled under any agreement, as a matter of law or equity or otherwise, both as to action in the Indemnitee's capacity as a Member or Manager or as an Affiliate or as an officer, director, employee, agent of the Company, or Principal of any Skybound Member and as to any action in another capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of such Indemnitee.

5.9.4. **Company Indemnification is Primary**. The Company hereby acknowledges that each Indemnitee may have certain rights to indemnification, advancement of expenses and/or insurance provided by his, her or its Affiliates and/or his or her employer (collectively, the "Specified Indemnitors"). The Company hereby agrees (i) that the Company is the indemnitor of first resort (i.e., its obligations to Indemnitee are primary and any obligation of the Specified Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Indemnitee are secondary), and (ii) that the Company shall be required to advance the full amount of expenses incurred by Indemnitee and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement (or any other agreement between the Company and the Indemnitee), without regard to any rights Indemnitee may have against the Specified Indemnitors. The Company further agrees that no advancement or payment by the Specified Indemnitors on behalf of Indemnitee with respect to any claim for which Indemnitee has sought indemnification from the Company shall affect the foregoing and the Specified Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of Indemnitee against the Company. The Company agrees that the Specified Indemnitors are express third party beneficiaries of the terms of this Section 5.9.4.

5.9.5. **Exclusion**. An Indemnitee shall not be entitled to indemnification or advancement of expenses under this Section 5.9 with respect to any claim, issue or matter in which he, she or it has engaged in conduct that constitutes fraud, willful misconduct or bad faith; *provided*, *however*, that a court of competent jurisdiction or, in the event the Indemnitee is a Member, an arbitrator in accordance with Section 10.23, may determine upon application that, despite such conduct, in view of all the circumstances of the case, the Indemnitee is fairly and reasonably entitled to indemnification for such liabilities and expenses as the court may deem proper.

5.9.6. **Insurance**. The Board may authorize and cause the Company to purchase and maintain insurance, to the extent and in such amounts as the Board shall deem reasonable, on behalf of the Indemnitees and such other Persons as the Board shall determine, against any liability that may be asserted against or expenses that may be incurred by such Person in connection with activities of the Company or such Indemnitees, regardless whether the Company would have the power to indemnify such Person against such liability under the provisions of this Agreement. The Board may cause the Company to enter indemnity contracts with Indemnitees and adopt written procedures pursuant to which arrangements are made for the advancement of expenses and the funding of obligations under this Section 5.9 and containing such other procedures regarding indemnification as are appropriate.

## ARTICLE 6
## TRANSFER, ASSIGNMENT OF INTERESTS AND PREEMPTIVE RIGHTS

6.1. **Transfer or Assignment of Member's Interests**. Notwithstanding anything to the contrary contained herein, no Member shall, directly or indirectly, transfer, assign, convey, sell, encumber or in any way alienate, voluntarily or involuntarily (each, a "Transfer"), all or any part of its Interests except if the Transfer is expressly permitted by this Article 6 and except in accordance with this Agreement and all applicable state and federal securities laws, and any attempted Transfer consummated in violation of this Article 6, any other applicable provision of this Agreement or applicable state and federal securities laws shall be void ab initio. Subject to the foregoing, after the consummation of any Transfer of any Interests, the Interests so transferred shall continue to be subject to the terms and provisions of this Agreement and any further Transfer shall be required to comply with all of the terms and provisions of this Agreement. In accordance with this Agreement, a Member may consummate the following types of Transfers: (i) Transfers to any Permitted Transferee; *provided that* at the time of any Transfer to such Permitted Transferee, the transferor Member and such Permitted Transferee irrevocably agree for the benefit of the other parties to this Agreement to re-Transfer the subject Interests back to such transferor Member prior to such Permitted Transferee ceasing to be an Affiliate of such transferor Member; (ii) Transfers with the consent of the Board; *provided that* the transferring Member also complies with Section 6.2, Section 6.5 and Section 6.7 (as applicable); (iii) Transfers pursuant to Section 6.3; and/or (iv) Transfers pursuant to Section 6.6; *provided that*, in each case, except for Transfers pursuant to Section 6.6, no Member may Transfer all or any part of such Member's Interests to a competitor. No Affiliate of a Skybound Member will be deemed a competitor of the Company. Notwithstanding anything to the contrary contained herein, a Lead Series A Investor Change of Control or a Lead Series B Investor Change of Control shall not constitute a Transfer.

6.2. **Right of First Refusal**. If, for any reason, any Skybound Member receives a bona-fide offer from any third party (other than a Permitted Transferee) to consummate a Transfer of all or any part of such Member's Interests and which such Member (the "ROFR Selling Member") elects to accept, then the ROFR Selling Member shall give written notice to the Company and the other Skybound Members of the ROFR Selling Member's intention (the "ROFR Transfer Notice"); *provided that* a Skybound Member can deliver a concurrent notice under Section 6.5 and this Section 6.2). The ROFR Transfer Notice must name and identify the proposed transferee and specify the number of Interests to be transferred (the "ROFR Offered Interests"), the price per Interest, the payment terms and all other relevant terms of the proposed Transfer with reasonable specificity. Upon receipt of the ROFR Transfer Notice, the Skybound Members (other than the ROFR Selling Member) shall have the right, but not the obligation, to collectively purchase, a proportion of the ROFR Offered Interests equal to the total number of Interests held by such Skybound Member divided by the total number of Interests held by all Skybound Members (other than the ROFR Selling Member) (such proportion, the "Skybound Pro Rata Share") on the terms and conditions contained in the ROFR Transfer Notice; *provided*, *however*, if any Skybound Member does not wish to purchase his, her or its Skybound Pro Rata Share of the ROFR Offered Interests (such Members, the "ROFR Non-Purchasing Members"), then any other Skybound Member who wishes to purchase such ROFR Offered Interests may purchase such ROFR Non-Purchasing Members' Skybound Pro Rata Share of the ROFR Offered Interest on a pro rata basis in proportion to such Skybound Members' Skybound Pro Rata Share of such ROFR Non-Purchasing Member's ROFR Offered Interest. If any Skybound Member(s) desire(s) to acquire all of the ROFR Offered Interests, such Skybound Member(s) shall deliver to the ROFR Selling Member within thirty (30) days after receipt of the ROFR Transfer Notice, a written election (the "ROFR Purchase Notice") to purchase the ROFR Offered Interests. Failure of the other Skybound Member(s) to deliver the ROFR Purchase Notice within said thirty (30) day period shall be deemed an election by the other Skybound Member(s) not to purchase any portion of the ROFR Offered Interests. If the ROFR Offered Interests are to be sold under this Section 6.2, the closing of such sale shall occur on the date within fifteen (15) days after the date of the ROFR Purchase Notice. Notwithstanding the foregoing, if the other Skybound Members elect not to purchase all of the ROFR Offered Interests, and the Board provides consent to the proposed Transfer pursuant to Section 6.1 above, the ROFR Selling Member may sell all (but not less than all) of the ROFR Offered Interests to the third party specified in the ROFR Transfer Notice (subject to the other applicable provision in this Article 6, including Section 6.5); *provided*, *however*, that the ROFR Selling Member shall not have the right to effect the proposed Transfer with a party other than the party identified in the ROFR Transfer Notice or on terms different than those contained in the ROFR Transfer Notice without first giving the other Skybound Members a new right of first refusal as described above, and if the ROFR Selling Member does not effect the proposed Transfer within sixty (60) days after the Skybound Members' receipt of the ROFR Transfer Notice, the other Skybound Members' right of first refusal shall reapply and the ROFR Selling Member shall not thereafter effect the proposed Transfer without complying with the above provisions. If the other Skybound Member(s) elect(s) to purchase the ROFR Offered Interests, at any time prior to closing of such Transfer, such Skybound Member(s) may assign its right to acquire any of the ROFR Offered Interests to the Company, subject to the unanimous consent of the Skybound Managers (other than the Skybound Manager appointed by the Skybound Member holding the ROFR Offered Interests), and subject to compliance with all applicable laws.

6.3. **Rights Upon the Occurrence of Certain Events**.

6.3.1. **Rights Upon the Involuntary Transfer of a Skybound Member's Interests or by Reason of Death, "Disability" or Termination of Services of such Skybound Member (or such appropriate Principal).** Upon the occurrence of an Involuntary Transfer involving a Skybound Member, or if a Skybound Member's employment or service provider relationship with the Company or the Company's Affiliates is terminated (i) by reason of death of such Skybound Member (subject to Section 6.3.7), (ii) because such Skybound Member has become Disabled, or (iii) by reason of the resignation, retirement or termination of such Skybound Member for Cause (such Skybound Member, the "Transferring Skybound Member"), then the Skybound Members other than the Transferring Skybound Member (the "Continuing Skybound Members") shall have the right to purchase all, but not less than all, of the Interests then held by the Transferring Skybound Member by delivering to the Transferring Skybound Member within thirty (30) days after the effective date of termination a written election (a "Call Notice") to so purchase such Transferring Skybound Member's Interests. In this case, each Continuing Skybound Member shall have the right to purchase a proportion of the Transferring Skybound Member's Interests equal to the total number of Interests held by such Continuing Skybound Member divided by the total number of Interests held by all Continuing Skybound Members (such proportion, the "Continuing Member Pro Rata Share"). If a Continuing Skybound Member does not wish to purchase such Continuing Skybound Member's Continuing Member Pro Rata Share of the Transferring Skybound Member's Interests (such Members for purposes of this Section 6.3.1, the "Non-Purchasing Members"), the Continuing Skybound Members who wish to purchase such Non-Purchasing Member's Interests may purchase such Non-Purchasing Member's Continuing Member Pro Rata Share of the Transferring Skybound Member's Interests pro rata in proportion to the Continuing Skybound Members' Continuing Member Pro Rata Share of such Non-Purchasing Member's Interests. If the purchasing Continuing Skybound Members deliver a Call Notice, then the closing of such purchase shall occur in accordance with Section 6.3.5 and Section 6.3.6 below. The Continuing Skybound Members' failure to deliver a Call Notice within said thirty (30)-day period shall be deemed an irrevocable election by the Continuing Skybound Members not to exercise their right to purchase the Transferring Skybound Member's Interests pursuant to this Section 6.3.1. If the Continuing Skybound Members do not exercise their right to purchase the Transferring Skybound Member's Interests pursuant to this Section 6.3.1, then the Company shall have the right to purchase all, but not less than all, of the Interests then held by the Transferring Skybound Member by delivering to the Transferring Skybound Member a Call Notice no later than thirty (30) days following the last day the Continuing Skybound Members were entitled to deliver the Call Notice. The Company's failure to deliver a Call Notice within said thirty (30)-day period shall be deemed an irrevocable election by the Company not to exercise its right to purchase such Interests pursuant to this Section 6.3.1. If the Company delivers the Call Notice, the closing of such purchase shall occur in accordance with Section 6.3.5 and Section 6.3.6 below. All purchases of Interests pursuant to this Section 6.3.1 shall be equal to the fair market value of the applicable Interests as determined pursuant to Section 6.3.4 below. The transferring Member shall abstain in all decisions to be made by the Company pursuant to this Section 6.3.1.

6.3.2. **Domestic Transfers**. Upon the occurrence of a Domestic Transfer, the Member whose Interests are subject to the Domestic Transfer (the "Domestic Transferor") (or such Domestic Transferor's representative) shall provide the Company and the other Members with written notice thereof within ten (10) days after the Domestic Transfer (the "Domestic Transfer Notice"). In the event of a Domestic Transfer, said Domestic Transferor shall have the first right to purchase all, but not less than all, of the Interests involved in the Domestic Transfer, exercisable by including an election to purchase said Interests in the Domestic Transfer Notice.

6.3.2.1. If the Domestic Transferor is Alpert, and Alpert does not elect to purchase all of the Interests involved in the Domestic Transfer, then the other Skybound Members shall have the right to purchase all, but not less than all, of the Interests of the Alpert Trust by delivering to the Alpert Trust within thirty (30) days after receipt of the Domestic Transfer Notice from the Alpert Trust a written notice to so purchase such Interests; *provided*, *however*, if the other Skybound Members do not exercise their right to purchase the Alpert Trust's Interests pursuant to this Section 6.3.2.1, then the Company shall have the right to purchase all, but not less than all, of the Interests then held by the Alpert Trust by delivering to the Alpert Trust a written notice of the Company's election to purchase such Interests no later than thirty (30) days following the last day the other Skybound Members were entitled to deliver written notice to the Alpert Trust pursuant to this Section 6.3.2.1. The other Skybound Members' or the Company's failure to deliver such notice to the Alpert Trust within said thirty (30) day period shall be deemed an irrevocable election by the other Skybound Members or the Company, as applicable, not to exercise its right to purchase such Interests pursuant to this Section 6.3.2.1.

6.3.2.2. If the Domestic Transferor is Kirkman, and Kirkman does not elect to purchase all of the Interests involved in the Domestic Transfer, then the other Skybound Members shall have the right to purchase all, but not less than all, of the Interests of the Kirkman Trust by delivering to the Kirkman Trust within thirty (30) days after receipt of the Domestic Transfer Notice from the Kirkman Trust a written notice to so purchase such Interests; *provided*, *however*, if the other Skybound Members do not exercise their right to purchase the Kirkman Trust's Interests pursuant to this Section 6.3.2.2, then the Company shall have the right to purchase all, but not less than all, of the Interests then held by the Kirkman Trust by delivering to the Kirkman Trust a written notice of the Company's election to purchase such Interests no later than thirty (30) days following the last day the other Skybound Members were entitled to deliver written notice to the Kirkman Trust pursuant to this Section 6.3.2.2. The other Skybound Members' or the Company's failure to deliver such notice to the Kirkman Trust within said thirty (30) day period shall be deemed an irrevocable election by the other Skybound Members or the Company, as applicable, not to exercise its right to purchase such Interests pursuant to this Section 6.3.2.2.

6.3.2.3. If the Domestic Transferor is Goldman, and Goldman does not elect to purchase all of the Interests involved in the Domestic Transfer, then the other Skybound Members shall have the right to purchase all, but not less than all, of the Interests of Goldman by delivering to Goldman within thirty (30) days after receipt of the Domestic Transfer Notice from the Goldman a written notice to so purchase such Interests; *provided*, *however*, if the other Skybound Members do not exercise their right to purchase Goldman's Interests pursuant to this Section 6.3.2.3, then the Company shall have the right to purchase all, but not less than all, of the Interests then held by Goldman by delivering to Goldman a written notice of the Company's election to purchase such Interests no later than thirty (30) days following the last day the other Skybound Members were entitled to deliver written notice to Goldman pursuant to this Section 6.3.2.3. The other Skybound Members' or the Company's failure to deliver such notice to Goldman within said thirty (30) day period shall be deemed an irrevocable election by the other Skybound Members or the Company, as applicable, not to exercise its right to purchase such Interests pursuant to this Section 6.3.2.3.

6.3.2.4. If the Company (or any assignee), or the other Skybound Members (as applicable) fail to purchase the Interests of the Domestic Transferor, then the Domestic Transferor shall use his/its best efforts to cause any third party transferee thereof to agree to be bound by this Agreement, but any Interests so transferred shall nevertheless be and remain subject to the restrictions set forth in this Agreement. The Domestic Transferor shall be required to abstain in all decisions regarding whether the Company shall exercise its rights under this Section 6.3.2.

6.3.3. **Purchase Price**. The closing of the purchase of any Interests pursuant to Section 6.3.1 or Section 6.3.2 shall occur in accordance with Section 6.3.5 below. All purchases of Interests pursuant to Sections 6.3.1 or 6.3.2 shall be at a price equal to the fair market value of the affected Interests as determined pursuant to Section 6.3.4 below. Unless otherwise agreed by the Skybound Managers (other than the Skybound Manager appointed by the Skybound Member holding the affected Interests (if applicable)), the balance paid for the affected Interests pursuant to this Section 6.3.3 shall be payable via a promissory note due and payable five (5) years after the closing of the purchase of such affected Interests or such other period of time agreed in writing by the Skybound Managers (other than the Skybound Manager appointed by the Skybound Member holding the affected Interests (if applicable).

6.3.4. **Fair Market Value**. If, as a result of Sections 6.3.1 or 6.3.2 above, it becomes necessary to determine the fair market value of any Interests, the fair market value of such Interests shall be (i) the most recently agreed upon fair market value of the Company (as determined from time to time in good faith by the Members holding the majority of the Interests (the "Most Recent Valuation"), multiplied by (ii) a fraction, the numerator of which is the Interests held by the selling Member and the denominator of which is the total Interests held by all Members (on an as converted to Common Interest basis); *provided, however*, that if the Most Recent Valuation occurred more than one (1) year prior to the date on which it becomes necessary to determine the fair market value of any Interests (such date, the "Required Valuation Date"), the Most Recent Valuation shall be increased by three percent (3.0%) for each year (or part thereof) between the date of the Most Recent Valuation and the Required Valuation Date.

6.3.4.1. Notwithstanding the foregoing, if the Most Recent Valuation was determined more than two (2) years prior to the date it becomes necessary to determine the fair market value of any Interests, the selling Member and the other Members jointly shall attempt to agree upon the fair market value of the affected Interests for a period of sixty (60) days after the date of death, the date the Skybound Member is deemed Disabled, the date of the Involuntary Transfer, or the date of the Domestic Transfer, as applicable. If such Skybound Members (or their representatives) are unable to agree upon the fair market value of the affected Interests prior to the end of such sixty (60) day period, any Skybound Member shall be entitled to require an appraisal by providing the other Skybound Members with written notice of the request for the appraisal at any time thereafter. In such event, the value of the affected Interests shall be determined by two (2) independent appraisers, one selected by the selling Skybound Member, or his or her representative, and one selected by the other Skybound Members, both of which appraisers shall each have at least ten (10) years of recent, consistent experience in valuing companies with the size, assets, liabilities and type of business similar to that of the Company. Each independent appraiser selected shall as promptly as possible provide an opinion of fair market value of the affected Interests. If the independent appraisers' opinions of fair market value are within ten percent (10%) of the lower of the two (2) opinions, the average of the fair market values set forth in the two (2) appraisals shall be treated as the fair market value of the affected Interests. If the independent appraisers' opinions of value differ by more than ten percent (10%) of the lower of the two opinions, the independent appraisers shall mutually select a third independent appraiser whereby the fair market value of the affected Interests shall be determined exclusively by such third independent appraiser. The third independent appraiser will evaluate the appraisals of the two (2) other independent appraisers and shall as promptly as possible provide an opinion of fair market value of the affected Interests, which fair market value must be no greater than the highest fair market value reached by the two (2) other independent appraisers and no less than the lowest fair market value reached by the other two (2) independent appraisers. All expenses of such appraisals shall be borne by the Members subject to such transactions; *provided that* in the event the appraisals are required because of an Involuntary Transfer, the Involuntary Transferor shall be required to pay all expenses of such appraisals.

6.3.4.2. For all purposes hereunder, the "fair market value" of the affected Interests shall be the price that a willing buyer would pay a willing seller in an arms'-length transaction for such Interests, assuming that such Interests were being sold in a manner designed to maximize bids, when neither the buyer nor the seller was acting under compulsion, when both the buyer and the seller have reasonable knowledge of the relevant facts, and without any discount solely by reason that the Interests to be valued represent a minority of the total issued and outstanding Interests of the Company. If the fair market value determined by any appraiser is given as a range of values, the fair market value determined by such appraiser shall be deemed to be the midpoint of such range. Each appraiser shall, solely for the purpose of determining the fair market value of the affected Interests, have reasonable access to the books and records of the Company and to its management, and shall consider all material information resulting from such access; *provided, that* if requested by the Company, such appraiser shall execute and deliver to the Company a confidentiality and non-disclosure agreement reasonably acceptable to the Company. The Company and each Member involved in the underlying transaction agrees to cooperate fully with any such appraiser. Notwithstanding the foregoing, if an Involuntary Transferor breaches this Agreement or any other agreement by and between the Company and such Member, the purchase price determined hereunder with respect to the affected Interests shall be reduced by an amount equal to the damages suffered by the Company as a result of such breach. The Company shall use the so-called "interim closing of the books method" for tax and accounting purposes. The value of the affected Interests determined pursuant hereto shall be binding on all parties, their legal representatives and their successors-in-interest.

6.3.5. **Closing**. The consummation of the sale and purchase of all Interests occurring pursuant to any of Sections 6.3.1 or 6.3.2, above (the "Closing") shall be held contemporaneously by all relevant parties at the principal office of the Company, at a mutually convenient time and date within fifteen (15) days after the date of the final determination of the fair market value for the affected Interests.

6.3.6. **Closing Deliveries; Payment of Purchase Price**. At the Closing under this Section 6.3, (i) the selling Member or Involuntary Transferor shall execute, acknowledge and/or deliver or cause to be delivered to the purchaser of such Interests (x) a certificate representing that such Member is the sole legal and beneficial owner of the affected Interests, free and clear of all liens, and that such Member has full right and power to transfer such Interests to such purchaser, and (y) the original certificate(s), if any, representing such Interests, duly endorsed or accompanied by a duly executed separate power for transfer to such purchaser, and (ii) each purchaser of any Interests shall deliver or cause to be delivered to the selling Member or the Involuntary Transferor the purchase price for such Interests as follows: 20.00% of the purchase price for such Interests shall be paid at the Closing by wire transfer or cashier's check, and the remainder of the purchase price shall be evidenced by a promissory note, which promissory note shall provide for the payment of equal annual installments of principal (accompanied by payment of all accrued interest) over a four (4) year period commencing on the date which is one year after the date of the Closing. Each such promissory note shall accrue interest from the date of the Closing at the rate of 5.00% per annum and may be prepaid by the maker thereof at any time without penalty or premium. In addition, at the Closing, each purchaser shall execute and deliver to the Company such documents as the Company may reasonably request so that such sale and purchase of such Interests may be effectuated in compliance with, and without registration under, all applicable federal and state securities laws.

6.3.7. **Key Man Insurance**. The Members agree that, upon approval of the Board**,** the Company may carry key man life insurance on Alpert, Kirkman, or Goldman at the Company's expense (which shall not exceed $6,250 per month per Principal subject to reasonable increases in line with the market and the Company's fair market valuation). Each of the Skybound Members and Principals shall cooperate with the Company's efforts to obtain such insurance coverage, including, without limitation, by submitting to such medical examinations from time to time as may be reasonably required to obtain such insurance. Notwithstanding anything to the contrary in this Agreement (including Section 6.3.1), if the Company carries key man life insurance with respect to a Principal, then upon the death of such Principal, the Company shall use all or a portion of the proceeds from such key man life insurance policy (the "Insurance Proceeds") to purchase 100% of the Interests from the Skybound Member through which such Principal indirectly held such Interests for an amount equal to the fair market value of such Interests (as determined under Section 6.3.4); *provided that* to the extent that the insurance proceeds are insufficient to fund a purchase of 100% of such Interests in accordance with the foregoing, the Company shall use the Insurance Proceeds to purchase a portion of the Interests equal to 100% of the Interests multiplied by a fraction, the numerator of which is the amount of the Insurance Proceeds and the denominator of which is the fair market value of such Interests. For the avoidance of doubt, if less than 100% of the Interests are purchased in accordance with this Section 6.3.7, the remaining Interests that are not purchased pursuant to this Section 6.3.7 shall be subject to purchase by the Company and the other Skybound Members pursuant to the other provisions of this Section 6.3 and, to the extent the Company and the other Skybound Members do not purchase the remaining Interests pursuant to this Section 6.3, the holder of such Interests will become a Member of the Company and (i) will irrevocably pledge all of the voting rights represented by the Interests to the surviving Principals, and (ii) will not Transfer any such Interests without the unanimous written consent of the surviving Principals. The Principals and the Principals' spouses (as applicable) consent, acknowledge, and agree to the provisions set forth in this Section 6.3.7.

6.3.8. **Interests Held by Affiliates**. For purposes of this Section 6.3 only, the Interests owned by a Member shall also be deemed to include the Interests owned by any Affiliate of such Member.

6.3.9. **Events Involving Certain Principals**. For purposes of this Section 6.3 only, the death or Disability of, or Involuntary Transfer involving Alpert or Kirkman shall be deemed the death or Disability of, or Involuntary Transfer involving, the Member of which such Person is a Principal.

6.4. **Preemptive Rights.**

6.4.1. The Company hereby grants to each Capital Member the right to purchase its Pro Rata Share (disregarding any Incentive Plan Interests) of any New Senior Securities, as hereinafter defined (the "PR Purchase Right"), which the Company may, from time to time, propose to sell and issue. Except as set forth below, "New Senior Securities" shall mean Series B Preferred Interests or any other equity securities with a liquidation preference or dividend, redemption, or voting rights senior or on parity with Series B Preferred Interests as well as rights, options or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities. Notwithstanding the foregoing, "New Senior Securities" does not include: (i) securities offered to the public generally pursuant to a registration statement filed pursuant to the Securities Act, or pursuant to Regulation A under the Securities Act; (ii) securities issued pursuant to the acquisition of another person by the Company by a merger, share exchange, the purchase of substantially all of the assets of such other company, or other reorganization whereby the Company or its Members own not less than fifty-one percent (51%) of the voting power of the surviving or successor Person, so long as such acquisition is approved by the Board; (iii) the issuance of Options or Interests to employees of the Company, the Officers, Service Providers or members of the Board pursuant to the Option Plan, as currently in effect and as may from time to time be amended or any other equity incentive plan approved by the Board (including, if adopted following the date hereof, the affirmative approval of the Lead Series A Investor Manager and the Lead Series B Investor Manager), not to exceed, in the aggregate, twenty percent (20%) of the equity Interests of the Company on a fully diluted basis; (iv) securities issued pursuant to any convertible securities, options or warrants, provided that the PR Purchase Right under this Section 6.4 applies with respect to the initial issuance or grant of such convertible securities, options or warrants; (v) securities issued pursuant to the anti-dilution provisions of any outstanding option, warrant, right or convertible security of the Company issued after November 26, 2019; provided that the PR Purchase Right under this Section 6.4 applies with respect to the initial issuance of such option, warrant or convertible security, or provided that such securities issued pursuant to any option, warrant or convertible security otherwise do not constitute "New Senior Securities" for purposes of this Section 6.4 (as if such securities had been originally issued on the date such securities are issued pursuant to the anti-dilution provisions in the applicable option, warrant or convertible security for the same reason the applicable option, warrant or convertible security was originally issued), (vi) securities representing up to five percent (5%) of equity Interests of the Company on a fully diluted basis at the time of issuance that are issued in connection with arm's length, reasonable commercial arrangements with any party who is not an Affiliate of a Skybound Member, so long as such commercial arrangement is approved by the Board in good faith, and (vii) securities issued to any Person upon the waiver by the Board by unanimous consent of the PR Purchase Right and the notice requirements set forth in this Section 6.4.

6.4.2. If the Company proposes to undertake an issuance of New Senior Securities, it shall give each Capital Member written notice of its intention, describing the type of New Senior Securities, and the price and terms upon which the Company proposes to issue the New Senior Securities. Each Capital Member shall have ten (10) days from the date of receipt of any such notice to agree to purchase up to its respective Pro Rata Share (disregarding any Incentive Plan Interests) of such New Senior Securities for the price and upon the terms specified in the notice by giving written notice to the Company of such Capital Member's intentions and stating therein the quantity of New Senior Securities to be purchased by such Capital Member.

6.4.3. In the event a Capital Member fails to exercise the PR Purchase Right within such ten (10) day period, the Company shall have ninety (90) days thereafter to sell or enter into a written agreement (pursuant to which the sale of New Senior Securities covered thereby shall be completed, if at all, within sixty (60) days from the date of such agreement) to sell the New Senior Securities not purchased by the Capital Members at a price and upon such terms which are no more favorable to the purchaser of such New Senior Securities than specified in the Company's notice to the Capital Members. If the Company has not sold the New Senior Securities or entered into a written agreement to sell the New Senior Securities within such ninety (90) day period (or completed the sale of the New Senior Securities within sixty (60) days from the date of such agreement, as provided above), the Company may not thereafter issue or sell any New Senior Securities without first offering such securities in the manner provided in this Section 6.4.

6.4.4. The PR Purchase Right granted to a Capital Member under this Section 6.4 shall expire upon the date such Capital Member no longer owns any Interests.

6.5. **Tag-along Right.**

6.5.1. Other than Transfers (i) unanimously approved by the Board (*provided* that the Lead Series A Investor and the Lead Series B Investor must also provide its affirmative approval) where the Board explicitly waives the application of this Section 6.5, (ii) to Permitted Transferees, and (iii) under Section 6.3 and Section 6.6, if any Skybound Member proposes to Transfer, in one transaction or a series of related transactions, any Interests (the "Transferring Member"), the Board has consented to the Transfer in accordance with Section 6.1, and neither the Company nor the other Skybound Members exercised their right set forth in Section 6.2 with respect to all of the Interests proposed to be Transferred (a "Tag-along Sale"), the Transferring Member shall provide written notice ("Tag-along Notice") of such proposed Tag-along Sale to all non-transferring Members (the "Tag Members"). The Tag-along Notice shall identify the consideration per Interest for which such Tag-along Sale is proposed to be made (the "Tag-along Sale Price") and all other material terms and conditions of the proposed Tag-along Sale which shall be the same terms and conditions set forth in the Transfer Notice. Each Tag Member shall, as to Interests held by it, have the option, exercisable by irrevocable written notice to the Transferring Member within twenty (20) days after receipt of the Tag-along Notice (the "Tag-along Notice Period") to participate in the Tag-along Sale in proportion to such Tag Member's Pro Rata Share.

6.5.2. The consideration per Interest to be paid to each Tag Member exercising its rights set forth in Section 6.5.1 (the "Participating Tag Members") shall be the Tag-along Sale Price. The Company, the Participating Tag Members and the Transferring Member shall provide reasonable cooperation to consummate the sale of Transfer Interests and any Interests to be included in such Tag-along Sale by the Participating Tag Members within thirty (30) days following termination of the Tag-along Notice Period.

6.5.3. If, at the termination of the Tag-along Notice Period, any Tag Members shall not have elected to participate in the Tag-along Sale, such Tag Members shall be deemed to have waived any of and all of its rights under this Section 6.5 with respect to the sale of any of its Interests pursuant to such Tag-along Sale. The Transferring Member shall have thirty (30) days following such termination of the Tag-along Notice Period in which to sell all, but not less than all, of the applicable Interests (including the Interests of any Participating Tag Member) on the same terms and conditions as were contained in the Tag-along Notice, at a price equal to the Tag-along Sale Price, to the bona fide third party listed in the Transfer Notice. If, at the end of such forty-five (45) day period, the Transferring Member has not completed the sale of all applicable Transfer Interests, to the bona fide third party listed in the Transfer Notice, the Tag-along Sale shall terminate, and all the restrictions on transfer contained in this Agreement with respect to Interests shall again be in effect.

6.5.4. Notwithstanding anything contained in this Section 6.5, there shall be no liability on the part of the Transferring Member to any Participating Tag Members if the sale of Interests pursuant to this Section 6.5 with respect to the Tag-along Sale is not consummated for whatever reason. Any decision as to whether to sell Interests shall be at the Transferring Members' absolute discretion.

6.5.5. The Option Plan and/or any Option may provide any Service Provider the opportunity to exercise any vested or unvested Option and to sell the Incentive Plan Member's Pro Rata Share of the Incentive Plan Interests resulting from such exercise in a Tag-along Sale.

6.5.6. Preferred Interests and Incentive Plan Interests will be treated materially the same as Common Interests in connection with a Tag-along Sale.

6.5.7. If any Transferring Member purports to Transfer any Interests in contravention of the terms of this Section 6.5 (a "Prohibited Transfer"), each Tag Member who desires to exercise its rights under this Section 6.5 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Transferring Member to purchase from such Tag Member the type and number of Interests that such Tag Member would have been entitled to sell to the prospective transferee of such Interests had the Prohibited Transfer been effected in compliance with the terms of this Section 6.5. The sale will be made on the same terms, including, without limitation, as provided in this Section 6.5, and subject to the same conditions as would have applied had the Transferring Member not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within ninety (90) days after the Tag Member learns of the Prohibited Transfer, as opposed to the timeframe proscribed above in this Section 6.5. Such Transferring Member shall also reimburse each Tag Member for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Tag Member's rights under this Section 6.5.

6.6. **Drag-Along Right.**

6.6.1. Subject to Sections 5.2.3.2, 5.2.4.2 and 5.2.5.1, if the Members holding fifty-five percent (55%) of the voting Interests (on an as converted to Common Interests basis) (the "Drag-along Holders") approve a Capital Transaction with a Person who is not an Affiliate of any Member or the Company and on bona fide, arm's length terms (a "Drag-along Sale"), the Drag-along Holders may, by written agreement, require all but not less than all of the other Members to participate in such Drag-along Sale. For the avoidance of doubt, a Drag-along Sale approved pursuant to this Section 6.6 shall not be subject to Section 6.2, Section 6.3, Section 6.5 or Section 6.7 of this Agreement. Not later than thirty (30) days prior to the proposed date of the Drag-along Sale, the Drag-along Holders shall provide written notice of the Drag-along Sale to the Members ("Drag-along Notice"). The Drag-along Notice shall identify the transferee, the Interests subject to the Drag-along Sale, the total consideration per Interest (on an as converted to Common Interests basis) for which a transfer is proposed to be made (the "Drag-along Sale Price") and all other material terms and conditions of the Drag-along Sale. Each Member shall be required to participate in, vote in favor of, and Transfer their Interests pursuant to, and otherwise to execute and deliver such documents as may be reasonably requested by the transferee or acquirer in connection with any Drag-along Sale, including, without limitation, written consents of the Members, proxies, letters of transmittal, purchase agreements, and assignments of membership interests, on the terms and conditions set forth in the Drag-along Notice and to tender all Interests (the "Drag-along Interests") owned by such Members at the time the Drag-along Notice is delivered; provided that this Section 6.6 shall only apply to a Drag-along Sale to the extent that: (i) in the case of representations, warranties, covenants, indemnities and agreements pertaining specifically to a Member and not the Company, each Member shall only be required to make comparable representations, warranties, covenants, indemnities and agreements pertaining specifically to itself, (ii) all indemnification obligations with respect to the Company that are required by such Drag-along Sale shall be on a pro rata basis based on the consideration received by the Members; (iii) in no event shall any such indemnification obligations exceed the proceeds received by a Member pursuant to such Drag-along Sale, (iv) the Lead Series A Investor and the Lead Series B Investor shall not be required to enter into any non-compete, non-solicitation or other similar type of arrangement in connection with such Drag-along Sale, (v) no Member is liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Drag-along Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Member of any identical representations, warranties and covenants provided by all Members), (vi) each holder of each class or series of the Company's Interests will receive the same form of consideration for their Interests of such class or series as is received by other holders in respect of their Interests of such same class or series, (vii) subject to clause (x) below, each holder of a series of Preferred Interests will receive the same amount of consideration per Interest of such series of Preferred Interests as is received by other holders in respect of their Interests of such same series, (viii) subject to clause (x) below, each holder of Common Interests will receive the same amount of consideration per Common Interest as is received by other holders in respect of their Common Interests, (ix) the aggregate consideration receivable by all holders of Preferred Interests and Common Interests shall be allocated among the holders of Preferred Interests and Common Interests on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Interests and the holders of Common Interests are entitled in a Deemed Liquidation Event (assuming for this purpose that the Drag-along Sale is a Deemed Liquidation Event) in accordance with this Agreement as in effect immediately prior to the Drag-along Sale, and (x) if any holders of Interests are given an option as to the form and amount of consideration to be received as a result of the Drag-along Sale, all holders of Interests will be given the same option. If the Drag-along Sale is not completed within ninety (90) days after the date of the Drag-along Notice, the Drag-along Sale shall terminate, and all restrictions on Transfer contained in this Agreement or otherwise applicable at such time with respect to Drag-along Interests owned by the Members shall again be in effect.

6.6.2. Each Member, does hereby, or by execution of a joinder or other agreement binding such Member to the terms hereof does thereby, irrevocably constitute and appoint each Officer authorized to act in such capacity by the Board, as his, her or its true and lawful attorney-in-fact, in such Member's name, place and stead to execute, acknowledge, swear to, verify, deliver, file and publish, if necessary, all instruments necessary to effect a Drag-along Sale approved pursuant to, and consummated in strict compliance with, this Section 6.6. The power of attorney granted by this Section 6.6.2 shall be deemed coupled with an interest and shall survive the death or disability of such Member or the assignment or transfer of all or any part of the Interests held by such Member until the transferee or assignee shall have executed such instruments as the Board or Officers shall reasonably deem to be necessary to bind such transferee or assignee under the terms of this Agreement, as it may hereafter be amended, and containing the grant of a power of attorney by such transferee or assignee as contained in this Section 6.6.2.

6.7. **Preferred Member Right of First Offer.**

6.7.1. If any Preferred Member holding Preferred Interests (each in his, her or its capacity as such, a "ROFO Transferring Member"), desires to Transfer all or a portion of his, her or its applicable Preferred Interests (the "ROFO Offered Interests"), other than a Transfer to a Permitted Transferee or a Transfer pursuant to Section 6.6 and *provided that* the Board has approved of Transfer in accordance with Section 6.1, then the ROFO Transferring Member shall deliver written notice (a "ROFO Sale Notice") to the Company, which shall then deliver such ROFO Sale Notice on behalf of the ROFO Transferring Member to each other Preferred Member (any such other Preferred Member receiving a ROFO Sale Notice hereunder, a "ROFO Non-Transferring Member") setting forth the number of Preferred Interests that the ROFO Transferring Member proposes to Transfer. The Company shall have no liability to any Members with respect to the delay in delivery or receipt of any notices to be delivered by the Company pursuant to this Section 6.7.1 as long as the Company uses reasonable efforts to provide such notices.

6.7.2. Each ROFO Non-Transferring Member shall have a right, but not an obligation (such right, a "ROFO Right"), to make an all-cash offer to purchase all of the ROFO Offered Interests from the ROFO Transferring Member. To the extent a ROFO Non-Transferring Member desires to exercise its ROFO Right, such ROFO Non-Transferring Member shall, within fifteen (15) days after delivery of the ROFO Sale Notice to the Company, deliver a notice to the ROFO Transferring Member setting forth the price, which shall be payable in all cash or immediately available funds, at which such ROFO Non-Transferring Member desires to purchase the ROFO Offered Interests and any terms and conditions of the purchase (such notice, the "ROFO Election Notice").

6.7.3. If only one ROFO Election Notice is received, the ROFO Transferring Member shall, within fifteen (15) days after receiving such ROFO Election Notice, accept or reject such ROFO Election Notice by delivering a written notice to the ROFO Non-Transferring Member that delivered the ROFO Election Notice. If more than one ROFO Election Notice is received, the ROFO Transferring Member shall select in good faith the ROFO Election Notice offering the highest cash consideration (the "ROFO Prevailing Election Notice") and shall provide a written notice to all ROFO Non-Transferring Members that delivered a ROFO Election Notice setting forth the material terms of the ROFO Prevailing Election Notice (including the amount of consideration offered for the ROFO Offered Interests). Any such ROFO Non-Transferring Member shall have five (5) Business Days from its receipt of the notice setting forth the material terms of the ROFO Prevailing Election Notice (the "ROFO Revised Offer Period") to submit a revised ROFO Election Notice (a "ROFO Revised Election Notice"); provided, that the ROFO Non-Transferring Member that submitted the ROFO Prevailing Election Notice may deliver a conditional ROFO Revised Election Notice that will become effective only if another ROFO Non-Transferring Member delivers a ROFO Revised Election Notice offering higher cash consideration than the ROFO Prevailing Election Notice. At the end of the ROFO Revised Offer Period, the ROFO Transferring Member shall select the ROFO Election Notice or ROFO Revised Election Notice offering the highest cash consideration and such ROFO Election Notice or ROFO Revised Election Notice shall thereafter become the ROFO Prevailing Election Notice. In the event that more than one ROFO Non-Transferring Member delivers a ROFO Election Notice or a ROFO Revised Election Notice offering an amount equal to the highest cash consideration offered in any ROFO Election Notice or ROFO Revised Election Notice, the ROFO Transferring Member shall sell the ROFO Offered Interests to such ROFO Non-Transferring Members pro rata based on the percentage of Preferred Interests that each such ROFO Non-Transferring Members owns. Within fifteen (15) days after the end of the ROFO Revised Offer Period, the ROFO Transferring Member shall accept or reject the ROFO Prevailing Election Notice by delivering a written notice to the ROFO Non-Transferring Member that delivered the ROFO Prevailing Election Notice.

6.7.4. If a ROFO Transferring Member accepts a ROFO Election Notice or a ROFO Revised Election Notice as contemplated in Section 6.7.3, then the ROFO Transferring Member shall negotiate in good faith and use commercially reasonable efforts to (i) enter into customary definitive documentation for the sale of the ROFO Offered Interests (that contains customary representations and warranties, covenants and indemnities) on the terms and conditions set forth in the ROFO Election Notice or the ROFO Revised Election Notice, as applicable, and (ii) consummate the sale of the ROFO Offered Interests as soon as practicable and, in any event, no more than thirty (30) days after having received notice of the acceptance of the offer, which may be extended for a reasonable length of time to secure required governmental approvals.

6.7.5. If (i) no ROFO Non-Transferring Member delivers a ROFO Election Notice, or if the ROFO Transferring Member rejects all ROFO Election Notices or ROFO Revised Election Notices received by the ROFO Transferring Member as contemplated in Section 6.7.3 or if the ROFO Transferring Member is unable to consummate a sale of ROFO Offered Interests within the time period provided for in Section 6.7.4 after making a good faith effort to do so (a "Failed Sale"), then, for a period of one-hundred twenty (120) days from (i) either (A) the date the ROFO Transferring Member sends the ROFO Non-Transferring Members written notice rejecting the ROFO Election Notice or ROFO Revised Election Notice, as applicable, or (B) the occurrence of a Failed Sale, or (ii) if no ROFO Election Notices were received by the date that is the fifteenth (15th) day following the delivery of the ROFO Sale Notice, subject to Section 6.1, the ROFO Transferring Member may Transfer (or enter into a binding obligation to Transfer) the ROFO Offered Interests to a third party for cash consideration greater than the cash consideration set forth in the ROFO Election Notice or ROFO Revised Election Notice with the highest cash consideration (excluding any ROFO Election Notice or ROFO Revised Election Notice with respect to a Failed Sale), provided that the ROFO Transferring Member shall be entitled to consider requirements regarding sufficient liquidity and funding certainty to consummate such sale, or if there is no valid ROFO Election Notice or ROFO Revised Election Notice on such terms as the ROFO Transferring Member may elect. For the avoidance of doubt, if a ROFO Transferring Member does not affect the Transfer (or binding obligation with respect to such Transfer) of the ROFO Offered Interests within such one hundred twenty (120) day period, then any Transfer of Interests by the Members shall again be subject to the provisions of this Section 6.7.

6.8. **Substitution of Members**. The admission of a substitute Member shall not result in the release of the Member who assigned or Transferred the Interests from any liability that such Member may have to the Company.

6.9. **Rights of Legal Representatives**. If a Member who is an individual dies or is adjudged by a court of competent jurisdiction to be incompetent to manage such Member's person or property, the Member's executor, administrator, guardian, conservator or other legal representative may exercise all of the Member's rights hereunder. Upon the occurrence of a Dissolution of a Member that is not a natural person, the powers of that Member may be exercised by its legal representative or successor.

6.10. **No Effect to Transfers in Violation of this Agreement; Specific Performance**. Any purported Transfer of any Interests in violation of this Article 6 shall be null and void, and the purported transferee shall not become either a Member or a holder of an Economic Interest. In addition, each Member agrees that an action at law would not be an adequate remedy for a breach or default by, or threatened breach or default by, such Member of the provisions of this Article 6. As such, each Member agrees that in the event of any such breach or default or threatened breach or default, in addition to all other remedies provided elsewhere in this Agreement or by applicable law, the Company, and the other Members shall be entitled to relief in equity (including a temporary restraining order, temporary or preliminary injunction, and mandatory or prohibitory injunction) to restrain the continuation of such breach or default, the occurrence of such threatened breach or default, or to compel compliance with such provisions of this Agreement without the necessity of any posting of a bond or other undertaking in connection therewith. Any such requirement of a bond or undertaking is hereby waived by each Member and each Member acknowledges that in the absence of such a waiver such a bond or undertaking might be required.

## ARTICLE 7
## BOOKS, RECORDS, REPORTS AND BANK ACCOUNTS

7.1. **Maintenance of Books and Records**. The books and records of the Company shall be kept, and the financial position and the result of its operations recorded, in accordance with the Company's method of accounting. The books and records shall reflect all the Company transactions and shall be appropriate and adequate for the Company's business. The Company shall maintain at its principal office all of the following:

7.1.1. A current list of the full name and last known business or residence address of each Member and assignee of a Transfer, together with the Capital Contributions and number of Interests of each Member;

7.1.2. The full name and business address of the Managers of the Company's business;

7.1.3. A copy of the Certificate of Formation, and any and all amendments thereto, together with executed copies of any powers of attorney pursuant to which the Certificate of Formation or any amendments to the Certificate of Formation have been executed;

7.1.4. Copies of the Company's federal, state and local income tax or information returns and reports, if any, for the six (6) most recent taxable years;

7.1.5. A copy of this Agreement, and any and all amendments to this Agreement, together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments to this Agreement have been executed;

7.1.6. Copies of the financial statements of the Company, if any, for its three (3) most recent Fiscal Years (except as otherwise required by law or unanimously agreed to by the Members); provided, however, that (i) with respect to Fiscal Year 2020, the Company shall be required to provide consolidated financial statements of the Company and its Subsidiaries, reviewed by a certified accounting firm, and (ii) with respect to Fiscal Year 2021 and each Fiscal Year thereafter, the Company shall be required to provide audited consolidated financial statements of the Company and its Subsidiaries;

7.1.7. The Company's books and records as they relate to the internal affairs of the Company for at least the current and past four (4) Fiscal Years (except as otherwise required by law or unanimously agreed to by the Members);

7.1.8. Upon the request of any Information Rights Member for purposes reasonably related to the interest of that Person as a Member, the Company shall deliver to the requesting Member a copy (electronic copies being sufficient) of the information required to be maintained under Sections 7.1.1 through 7.1.7. The Company shall also provide the Information Rights Members copies (electronic copies being sufficient) of the following information: (i) within one-hundred eighty (180) days after the close of each Fiscal Year, consolidated financial statements of the Company and its Subsidiaries; (ii) within forty-five (45) days after the close of each fiscal quarter beginning with the first fiscal quarter of 2020, quarterly consolidated financial statements of the Company and its Subsidiaries; (iii) projections and budgets as prepared and delivered to the Board or any committee thereof, or otherwise provided to the Board of any committee thereof; and (iv) such other information as may be reasonably requested by such Information Rights Member; *provided*, that the Company may withhold other information to satisfy bona fide confidentiality obligations and maintain applicable legal privileges; and

7.1.9. The Company shall permit any representatives designated by any Information Rights Member, upon reasonable notice and during normal business hours and at such other times as any such holder may reasonably request, to (i) visit and inspect any of the properties of the Company and its subsidiaries, (ii) examine the corporate and financial records of the Company and its subsidiaries, and (iii) discuss the affairs, finances and accounts of any such companies with the managers, officers, key employees and accountants of the Company and its subsidiaries; provided, that the visits, inspections, examinations and discussions do not unreasonably divert employees from day to day operations or cause the Company to incur any expenses except *de minimis* expenses; provided further, that the Company may withhold information during such visits, inspections, examinations and discussions in order to satisfy bona fide confidentiality obligations and maintain applicable legal privileges.

7.2. **Bank Accounts**. The bank accounts of the Company shall be maintained in such banking institutions as the Board shall determine. The Manager and Officers with delegated authority shall have the right to sign checks and make withdrawals from such accounts.

7.3. **Confidentiality**. No Member shall at any time (whether during or after the period such Person is a Member or Manager of the Company) (i) retain or use for the benefit, purposes or account of the Member or Manager or any other Person; or (ii) disclose, divulge, reveal, communicate, share, transfer or provide access to any Person outside the Company (other than its professional advisers who are bound by confidentiality obligations which are at least restrictive as set forth in this Section 7.3), any non-public, proprietary or confidential information (including trade secrets, know-how, research and development, software, databases, inventions, processes, formulae, technology, designs and other intellectual property, information concerning finances, investments, profits, pricing, costs, products, services, vendors, customers, clients, partners, investors, personnel, compensation, recruiting, training, advertising, sales, marketing, promotions, government and regulatory activities and approval) concerning the past, current or future business, activities and operations of the Company or its Affiliates and/or any third party that has disclosed or provided any of same to the Company on a confidential basis ("Confidential Information") without the prior authorization of the Company. Notwithstanding the foregoing, nothing in this Agreement shall preclude any Member from (i) using any Confidential Information in any manner reasonably connected to his or its investment in the Company or the conduct of the Company's business; and (ii) disclosing the Confidential Information in connection with a proposed Transfer in accordance with this Agreement *provided that* the proposed transferee is bound by confidentiality obligations at least as restrictive as those set forth herein. Confidential Information shall not include any information that is (1) generally known to the industry or the public other than as a result of the Member's breach of this covenant or any breach of other confidentiality obligations by third parties; (2) made legitimately available to the Member by a third party without breach of any confidentiality obligation; or (3) required by applicable law or any governmental authority to be disclosed; *provided that* in connection with sub-clause (3), the Member shall give prompt written notice to the Company of such requirement, disclose no more information than is so required, and cooperate with any attempts by the Company to obtain a protective order or similar treatment, in each case, to the extent permitted by law.

## ARTICLE 8
## DISSOLUTION AND LIQUIDATION

8.1. **Dissolution of the Company**. The Company shall be dissolved on the happening of any of the following events, subject to the provisions of Section 8.2 hereof:

8.1.1. The decision of the Board, the Skybound Members and the Preferred Members to dissolve and wind up the affairs of the Company in accordance with Section 5.2.3, Section 5.2.4 and Section 5.2.5; and

8.1.2. Except as otherwise provided in the Agreement, upon the occurrence of any other event causing termination of the Company under the laws of the State of Delaware.

8.2. **Winding Up and Dissolution.**

8.2.1. Upon the Dissolution of the Company, the winding up of the Company's business and the distribution of Company property and assets shall be carried out in as expeditious a manner as is reasonably practicable and consistent with the provisions of this Section 8.2 and applicable law.

8.2.2. The "Liquidator" (as hereafter defined) shall be responsible for taking all actions relating to the winding up and distribution of the assets of the Company. Alpert shall hereinafter be referred to in this Section 8.2 as the "Liquidator." If Alpert is not willing or able to act as the Liquidator, such Member shall not be in default hereunder and another Member shall be the Liquidator. The Liquidator shall collect all sums due and owing to the Company, including sums due in accordance with Section 8.5 hereof, and shall file all certificates or notices of the dissolution of the Company as required by law. Upon the complete liquidation and distribution of Property, the Members shall cease to be Members of the Company, and the Liquidator shall execute, acknowledge and cause to be filed all certificates and notices required by law to terminate the Company. A Member who acts as the Liquidator shall not be entitled to receive any compensation therefor.

8.2.3. The Liquidator shall proceed without any unnecessary delay to sell and otherwise liquidate Property; *provided*, *however*, that if the Liquidator shall determine in good faith that an immediate sale of part or all of the Property would cause undue loss to the Members, the Liquidator may, in order to avoid such loss, defer the liquidation of the Property for a reasonable time, except for such liquidations as may be necessary to satisfy the debts and liabilities of the Company to Persons and parties other than the Members. The proceeds from the sale and liquidation of Property shall be distributed as provided in Section 8.3 hereof.

8.2.4. Upon the dissolution of the Company, the Liquidator shall cause the accountants of the Company to prepare, within thirty (30) days of such dissolution, and shall immediately furnish to each Member, a statement setting forth the assets and liabilities of the Company as of the date of its dissolution. Promptly following the complete liquidation and distribution of Property, the Company's accountants shall prepare, and the Liquidator shall furnish to each Member, a statement showing the manner in which Property was liquidated and distributed.

8.3. **Distribution of Liquidation Proceeds**. The amounts received by the Liquidator on the sale or other disposition of the Company's assets or the distribution of assets in kind shall be distributed and applied in the following order of priority:

8.3.1. To the costs of sale of Property and the liquidation and dissolution of the Company, including brokerage commissions, escrow costs, accounting and legal fees and other expenses;

8.3.2. To the payment of debts and liabilities of the Company, including loans or other debts and liabilities (other than liabilities for distributions as provided in Article 4) of the Company to Members or former Members;

8.3.3. To the setting up of any Reserves that the Liquidator shall deem reasonably necessary for contingent or unforeseen liabilities or obligations of the Company arising out of or in connection with the business of the Company; and

8.3.4. To Preferred Members, to the extent of, and in proportion to, each Member's Preferred Liquidation Preference; and

8.3.5. Next after payment of all amounts to the Preferred Members under Section 8.3.4, to all Members in proportion to their Pro Rata Shares; provided that no Preferred Member will receive, in aggregate under this Section 8.3.5 an amount in excess of such Preferred Member's Preferred Liquidation Preference with respect to the applicable Preferred Interest; provided further that, in the event of a Deemed Liquidation Event, if the amount distributable pursuant to this Section 8.3 with respect to a Preferred Interest upon conversion into a Common Interest would be greater than the amount distributable to a Preferred Interest, then such Preferred Interest shall be deemed to have been converted into Common Interests immediately prior to the Deemed Liquidation Event. For the avoidance of doubt, the amounts payable to the Preferred Members under this Section 8.3.5 on account of their Preferred Interests shall be in addition to any amounts payable to the Preferred Members under Section 8.3.4 on account of their Preferred Interests.

8.4. **Limitation on Liability of Members**. Upon the dissolution of the Company and the distribution of the net proceeds and assets pursuant to Section 8.3 hereof, each Member shall look solely to the Property for the return of its Capital Contributions, and if the Property remaining after the payment or discharge of the debts and liabilities of the Company are insufficient to return the full amount of the Capital Contributions of each Member, the Member shall have no recourse or claim against the Liquidator, or any Member.

8.5. **Liquidating Trust**. Distributions pursuant to this Article 8 may be distributed to a trust established for the benefit of the Members for the purposes of liquidating Property, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company or of the Liquidator, arising out of or in connection with the Company. The assets of any such trust shall be distributed to the Members from time to time, in the reasonable discretion of the Liquidator, in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Members pursuant to this Agreement.

8.6. **Waiver of Right to Dissolve**. Each Member expressly waives its right to dissolve the Company or to obtain dissolution in any way except as provided in this Agreement

8.7. **Limitations on Payments Made in Dissolution**. Each Member shall be entitled to look only to the assets of the Company for distributions to be made to such Member upon the dissolution of the Company, and no Member, Manager or officer of the Company shall have any personal liability therefor.

8.8. **Certificate of Cancellation**. Upon completion of the winding up of the Company's affairs, the Company shall file a Certificate of Cancellation of the Certificate of Formation with the Secretary of State. The Company shall also file such withdrawals of qualification to do business and take such other actions in such jurisdictions as the Board determines are necessary or appropriate to terminate the legal existence or qualification of the Company.

## ARTICLE 9
## PREFERRED PROVISIONS

9.1. **Conversion to Common Interests**.

9.1.1. Subject to the provisions of this Section 9.1, a holder of Preferred Interests may, by giving notice to the Company, convert some or all of its owned Preferred Interests into Common Interests. The number of Common Interests deliverable upon conversion of Preferred Interests shall be equal to the product of (i) the number of Preferred Interests to be converted and (ii) the Conversion Rate (defined below).

9.1.2. The Series A Preferred Interests must convert into Common Interests at the applicable Conversion Rate upon the written consent of the holders of at least two-thirds of the outstanding Series A Preferred Interests. The Series B Preferred Interests must convert into Common Interests at the applicable Conversion Rate upon the written consent of the holders of a majority of the outstanding Series B Preferred Interests. A mandatory conversion pursuant this Section 9.1.2 will be deemed to have been effected immediately prior to the delivery to the Company of such election to convert pursuant to this Section 9.1.2; *provided that* such written consent may provide that the conversion be conditioned upon, and be effective as of, the occurrence of an event specified in such written consent.

9.1.3. All Preferred Interests must convert into Common Interests at the applicable Conversion Rate upon an IPO. A conversion pursuant to this Section 9.1.3 shall be deemed to have been effected immediately prior to the IPO.

9.1.4. Upon a conversion in accordance with this Section 9.1, the Person in whose name or names any Common Interests are issuable upon such conversion shall be deemed to have become the holder of record of the Common Interests represented thereby at such respective time on such date of the conversion, and such conversion shall be into a number of Common Interests equal to the product of (i) the number of Preferred Interests to be converted and (ii) the applicable Conversion Rate. Upon conversion to Common Interests, such Preferred Interests shall no longer be deemed to be outstanding and all rights of a holder with respect to such Preferred Interests shall immediately terminate except the right to receive Common Interests and other amounts payable pursuant to this Section 9.1. Prior to the delivery of any securities that the Company is obligated to deliver upon conversion of Preferred Interests to Common Interests, the Company shall comply with all applicable federal and state laws and regulations which require action by the Company.

9.1.5. The "Conversion Rate" shall mean a rate equal the Series A Original Issue Price divided by the Series A Conversion Price for the Series A Preferred Interests and shall mean a rate equal the Series B Original Issue Price divided by the Series B Conversion Price for the Series B Preferred Interests. The "Series A Conversion Price" shall mean an amount initially equal to the Series A Original Issue Price, *provided that* the Series A Conversion Price is subject to adjustment as set forth in Section 9.2 for the Series A Preferred Interests. The "Series B Conversion Price" shall mean an amount initially equal to the Series B Original Issue Price, *provided that* the Series B Conversion Price is subject to adjustment as set forth in Section 9.2 for the Series B Preferred Interests.

9.2. **Adjustments to Conversion Price for Diluting Issues**.

9.2.1. Adjustments for Subdivisions or Combinations of Common Interests. After the Series B Original Issue Date, if the outstanding number of Common Interests shall be subdivided (by split, dividend or otherwise) into a greater number of Common Interests, the Conversion Price in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be equitably and proportionately decreased. After Series B Original Issue Date, if the outstanding number of Common Interests shall be combined (by reclassification or otherwise) into a lesser number of Common Interests, the Conversion Price in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be equitably and proportionately increased.

9.2.2. Adjustments for Reclassification, Exchange and Substitution. If the Common Interests issuable upon conversion of the Preferred Interests shall be changed into the same or a different number of securities, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination provided for in Section 9.2.1 or a Deemed Liquidation Event subject to Section 9.3), then in any such event each holder of Preferred Interests shall thereafter have the right thereafter to convert such Preferred Interests into the kind and amount of interests and other securities and property receivable upon such capital reorganization, reclassification or other transaction by a Member of the number of Common Interests into which such Preferred Member's Preferred Interests could have been converted immediately prior to such recapitalization, reclassification or change.

9.2.3. Adjustments for Dilutive Issuances. After the Series B Original Issue Date, if the Company shall issue or sell any Interests for a consideration per Interest less than the Conversion Price in effect immediately prior to such issuance or sale, then immediately upon such issuance or sale the Conversion Price shall be reduced to a price determined in accordance with the following formula:

$$CP_2 = (D^* (A + B)) \div (E^* (A + C)).$$

For purposes of the foregoing formula, the following definitions shall apply:

"$CP_2$" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of additional Interests;

"A" shall mean the number of shares of Common Interests outstanding immediately prior to such issuance or deemed issuance of additional Interests

"B" shall mean the number of additional Interests that would have been issued if such additional Interests had been issued or deemed issued at a price per interest equal to $CP_1$ (determined by dividing the aggregate consideration received by the Company in respect of such issue by $CP_1$), provided that "$CP_1$" shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of additional Interests;

"C" shall mean the number of such additional Interests issued in such transaction;

"D" shall mean the Original Issue Price multiplied by the number of Preferred Interests outstanding; and

"E" shall mean the number of shares of Common Interests issuable upon conversion of Preferred Interests outstanding immediately prior to such issue.

9.2.4. Special Exclusions to Dilutive Issuances. For purposes of Section 9.2.3, none of the following issuances shall be considered an issuance or sale of Interests or shall be the basis for an adjustment to the Conversion Price pursuant to Section 9.2:

9.2.4.1. the issuance of Common Interests upon conversion of Preferred Interests;

9.2.4.2. the issuance of Common Interests as a dividend on the Common Interests, or as a result of a subdivision of Common Interests subject to Section 9.2.1 above;

9.2.4.3. the issuance of Common Interests to employees or directors of, or consultants or advisors to, the Company pursuant to a plan, agreement or arrangement approved by the Board (including the vote at a duly convened meeting of the Board), *provided* that the Lead Series A Investor and the Lead Series B Investor must also provide its affirmative approval;

9.2.4.4. the issuance of Common Interests to strategic partners or in connection with other commercial arrangements involving the Company or any Company Subsidiary, on terms and conditions approved by the Board, *provided* that the Lead Series A Investor and the Lead Series B Investor must also provide its affirmative approval;

9.2.4.5. the issuance of Interests as acquisition consideration pursuant to the acquisition of another corporation or Person by the Company by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, *provided* that such acquisition is on terms and conditions approved by the Board, *provided* that the Lead Series A Investor and the Lead Series B Investor must also provide its affirmative approval;

9.2.4.6. the issuance of Interests to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board; or

9.2.4.7. the issuance of Options or Interests pursuant to the Option Plan, as currently in effect and as may from time to time be amended, not to exceed, in the aggregate, ten percent (10%) of the equity Interests of the Company on a fully diluted basis.

9.2.5. Additional Conversion Provisions. For purposes of Section 9.2.3, the following provision shall also be applicable:

9.2.5.1. In case at any time the Company shall grant any rights to subscribe for, or any rights or options to purchase, Interests, whether or not such rights or options or the right to convert or exchange are immediately exercisable, and the price per Interest for which Interests are issuable upon such exercise, conversion or exchange (determined by dividing (i) the total amount, if any, received or receivable by the Company as consideration for the granting of such rights or options, plus the minimum aggregate amount of additional consideration payable to the Company upon the exercise of such rights or options, plus, in the case of any such rights or options which relate to such convertible securities, the minimum aggregate amount of additional consideration, if any, payable upon the issue or sale of such convertible securities and upon the conversion or exchange thereof, by (ii) the total maximum number of Interests issuable upon the exercise of such rights or options or upon the conversion or exchange of all such convertible securities issuable upon the exercise of such rights or options) shall be less than the Conversion Price in effect immediately prior to the time of the granting of such rights or options, then the total maximum number of Interests issuable upon the exercise of such rights or options or upon conversion or exchange of the total maximum amount of such convertible securities issuable upon the exercise of such rights or options shall (as of the date of granting of such rights or options) be deemed to be outstanding and to have been issued for the price per Interest (calculated as described above), provided that if any such issue or sale of Interests is made upon exercise of any rights or options to purchase Interests for which adjustments of the conversion price have been or are to be made pursuant to other provisions of Section 9.2.3, no further adjustment of the conversion price shall be made by reason of such issue or sale.

9.2.5.2. In case at any time the Company shall issue or sell any convertible securities, whether or not the rights to exchange or convert thereunder are immediately exercisable, and the price per Interest for which Interests are issuable upon such conversion or exchange (determined by dividing (i) the total amount received or receivable by the Company as consideration for the issue or sale of such convertible securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof, by (ii) the total maximum number of Interests issuable upon the conversion or exchange of all such convertible securities) shall be less than the Conversion Price in effect immediately prior to the time of such issue or sale, then the total maximum number of Interests issuable upon conversion or exchange of such convertible securities shall (as of the date of the issue or sale of such convertible securities) be deemed to be outstanding and to have been issued for such price per Interest (calculated as described above), *provided that* if any such issue or sale of such convertible securities is made upon exercise of any rights to subscribe for or to purchase or any option to purchase any such convertible securities for which adjustments of the conversion price have been or are to be made pursuant to other provisions of Section 9.2.3, no duplicative adjustment of the conversion price shall be made by reason of such issue or sale.

9.2.5.3. In case at any time any Interests or convertible securities or any rights or options to purchase any such Interests, or convertible securities shall be issued or sold for cash, the consideration received therefor shall be deemed to be the amount received by the Company therefor. In case any Interests or convertible securities or any rights or options to purchase any such Interests or convertible securities shall be issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company shall be deemed to be the fair value of such consideration as determined in good faith by the Board.

9.2.5.4. Upon the expiration of any rights or options, rights to subscribe for, or any rights or options to purchase, Interests or any convertible securities, which shall not have been exercised or converted, the Conversion Price, computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon such expiration, be recomputed as if the only additional Interests issued were the Interests, if any, actually issued upon the exercise or conversion of such rights, options or convertible securities and the consideration received therefor was the consideration actually received by the Company for the issuance of all such rights, options or convertible securities, whether or not exercised or converted, plus the consideration actually received by the Company upon such exercise or conversion.

9.2.6. No Adjustment of Conversion Price. No adjustment in the Series A Conversion Price shall be made as the result of the issuance or deemed issuance of additional Interests if the Company receives written notice from the holders of at least two-thirds of the outstanding Series A Preferred Interests agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such additional Interests. No adjustment in the Series B Conversion Price shall be made as the result of the issuance or deemed issuance of additional Interests if the Company receives written notice from the holders of a majority of the outstanding Series B Preferred Interests agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such additional Interests.

9.3. **Deemed Liquidation Event.**

9.3.1. Upon a Deemed Liquidation Event, unless waived by the holders of at least fifty five percent (55%) of Preferred Interests (voting together as a single class on an as-if-converted basis), each holder of a Preferred Interest will receive an amount on account of each Preferred Interest that such Preferred Member would be entitled to receive in accordance with a dissolution effectuated in accordance with Section 8.3.

9.3.2. For the avoidance of doubt, in the event of a Deemed Liquidation Event, if any portion of the consideration payable directly to the Members in respect of their Interests and/or if any portion of the consideration that is payable to the Members is placed into escrow and/or is payable to the Members subject to contingencies, the principal transaction agreement shall provide that (i) the portion of such consideration that is not placed in escrow and not subject to any contingencies (the "Initial Consideration") shall be allocated among the holders of Common Interests and Preferred Interests in accordance with Section 8.3 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event, and (ii) any additional consideration which becomes payable to the Members of the Company upon release from escrow, release from a holdback, satisfaction of indemnification contingencies or satisfaction of other contingencies shall be allocated among the holders of Common Interests and Preferred Interests in accordance with Section 8.3 after taking into account the previous payment of the Initial Consideration as part of the same transaction.

9.3.3. **Registration Rights**. In the event the Company offers any Member a right to register Interests, Interest equivalents or any other securities issued by the Company under the Securities Act, as amended, including customary demand or piggyback registration rights, the Company shall afford each holder of Preferred Interests the same rights on terms no less favorable than those offered to other Members.

9.3.4. **Voting**. Each Preferred Member may vote on matters presented to the Members of the Company in accordance with this Agreement. Each Preferred Member has the right to a number of votes on account of such Preferred Member's Preferred Interests equal to the number of Common Interests issuable upon conversion of such Preferred Member's Preferred Interests.

## ARTICLE 10
## MISCELLANEOUS PROVISIONS

10.1. **Amendments; Waivers**. Subject to Section 5.2.4.1, Section 5.2.5, and Section 5.3, this Agreement shall be amended, and provisions hereof shall be waived, only with the affirmative vote or the written consent of (i) the holders of a majority of the then-outstanding Common Interests, and (ii) the holders of a majority of the then-outstanding Preferred Interests (voting together as a single class on an as-if-converted basis). Notwithstanding the foregoing:

10.1.1. If any amendment or waiver materially and disproportionately affects the economic interest of a Series A Preferred Member relative to other Series A Preferred Members such amendment or waiver shall require the written consent of such Series A Preferred Member;

10.1.2. If any amendment or waiver materially and disproportionately affects the economic interest of a Series B Preferred Member relative to other Series B Preferred Members such amendment or waiver shall require the written consent of such Series B Preferred Member; and

10.1.3. If any amendment or waiver materially and disproportionately affects the economic interest of an Incentive Plan Member such amendment or waiver shall require the written consent of such Incentive Plan Member.

10.2. **Successors and Assigns**. This Agreement shall be binding upon, and, as to permitted or accepted successors, transferees and assigns, inure to the benefit of the Members and the Company and their respective successors and assigns.

10.3. **Severability**. In the event any provision or any sentence within any Section, is declared by a court of competent jurisdiction to be void or unenforceable, such provision or sentence shall be deemed severed from the remainder of this Agreement and the balance of this Agreement shall remain in full force and effect.

10.4. **Notices**. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed to have been given if personally delivered, sent by reputable overnight courier service, or deposited in the United States mail, registered or certified, postage prepaid, addressed to the parties' addresses set forth below. Notices given in the manner provided for in this Section 10.4 shall be deemed effective on the third day following deposit in the mail or on the day of transmission or delivery if given by personal delivery, overnight courier service or electronic transmission. Notices must be addressed to the parties hereto at the addresses set forth on Exhibit A, unless the same shall have been changed by notice in accordance herewith.

10.5. **Construction**. The language in all parts of this Agreement shall be in all cases construed simply according to its fair meaning and not strictly for or against any of the Members.

10.6. **Section Headings**. The captions of the Articles or Sections in this Agreement are for convenience only and in no way define, limit, extend or describe the scope or intent of any of the provisions hereof, shall not be deemed part of this Agreement and shall not be used in construing or interpreting this Agreement.

10.7. **Governing Law**. This Agreement shall be construed according to the laws of the State of Delaware, without reference to its principles of conflict of laws.

10.8. **Further Assurances**. Each Member, upon the request of another Member, agrees to perform all further acts and execute, acknowledge and deliver all documents which may be reasonably necessary, appropriate or desirable to carry out the provisions and intent of this Agreement.

10.9. **Pronouns and Plurals; Statutory References**. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine and neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. Any reference to the Code, the Regulations, the Act, or other statutes or laws, will include all amendments, modifications or replacements of the specific sections and provisions concerned.

10.10. **Time of the Essence**. Except as otherwise provided herein, time is of the essence in connection with each and every provision of this Agreement.

10.11. **Third Party Beneficiaries**. Except as expressly set forth herein, there are no third party beneficiaries of this Agreement.

10.12. **Partitions**. The Members agree that the Property that the Company may own or have an interest in is not suitable for partition. Each of the Members hereby irrevocably waives any and all rights that it may have to maintain any action for partition of any Property in which the Company may at any time have an interest.

10.13. **Entire Agreement**. This Agreement and the Certificate of Formation constitute the entire agreement of the Members with respect to, and supersedes all prior written and oral agreements, understandings and negotiations with respect to, the subject matter hereof.

10.14. **Waiver**. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

10.15. **Attorneys' Fees**. In the event of any litigation, arbitration or other dispute arising as a result of or by reason of this Agreement, the prevailing party in any such litigation, arbitration or other dispute shall be entitled to, in addition to any other damages assessed, its reasonable attorneys' fees, and all other costs and expenses incurred in connection with settling or resolving such dispute.

10.16. **Counterparts**. This Agreement may be executed in several counterparts, and all counterparts so executed shall constitute one Agreement, binding on all of the parties hereto, notwithstanding that all of the parties are not signatory to the original or the same counterpart.

10.17. **Spousal Issues**. The parties acknowledge that, upon the marriage of any Member who is an individual, Interests standing in the name of such Member may, in whole or in part, constitute community property of such Member and his spouse. Accordingly, such community property interest in such Interests may be subject to a right of testamentary disposition by such spouse upon his death and a right of division of marital property upon dissolution of their marriage. The parties agree that Interests acquired by any Person (including any Member) pursuant to any testate or intestate transfer or other Transfer by the spouse of a Member or pursuant to a division of marital property upon the dissolution of marriage of a Member and his spouse, shall be subject to all of the provisions of this Agreement, including, without limitation, the provisions hereof limiting a Member's ability to Transfer Interests owned by such Member. Upon the marriage of any Member, such Member promptly shall deliver to the Company a consent to the terms and conditions of this Agreement substantially in the form of Exhibit B attached hereto, duly completed and executed by such spouse.

10.18. **Corporation Intended Solely for Tax Purposes**. The Members have formed the Company as a Delaware limited liability company under the Act, and do not intend to form a general or limited partnership under Delaware or any other state law. Furthermore, as of the Effective Date, the Members do not intend for the Company to be classified and treated as a partnership for federal and state income taxation purposes and the instead intend for the Company to be classified and treated as a corporation for federal and state income taxation purposes. Each Member and each holder of an Economic Interest agrees to act consistently with the foregoing provisions of this Section 10.18 for all purposes, including, without limitation, for purposes of reporting the transactions contemplated herein to the Internal Revenue Service and all state and local taxing authorities.

10.19. **Interpretation**. In the event any claim is made by any Member relating to any conflict, omission, or ambiguity in this Agreement, no presumption or burden of proof or persuasion shall be implied by virtue of the fact that this Agreement was prepared by or at the request of a particular Member or its counsel. The use of the word "including" in this Agreement shall mean "including without limitation".

10.20. **Reliance on Authority of Person Signing Agreement**. If a Member is not a natural Person, neither the Company nor any Member will (i) be required to determine the authority of the individual signing this Agreement to make any commitment or undertaking on behalf of such entity or to determine any fact or circumstance bearing upon the existence of the authority of such individual or (ii) be responsible for the application or distribution of proceeds paid or credited to individuals signing this Agreement on behalf of such entity.

10.21. **Warranties and Representations**. Each Member separately represents and warrants that such Member is not a party to any pending or threatened suit, action, or legal, administrative, arbitration, or other proceeding that might materially and adversely affect the business of the Company or the transactions contemplated by this Agreement, nor does such Member know of any facts that are likely with the passage of time to give rise to such a suit, action, or proceeding. Each Member separately represents and warrants that such Member is not a party to any agreement, understanding, commitment, or other obligation that prohibits or restricts such Member's performance under this Agreement.

10.22. **Delivery by PDF Attachment or Electronic Signature**. This Agreement and any amendments hereto, to the extent signed and delivered by means of a PDF attachment, DocuSign electronic signature or other electronic transmission shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto shall raise the use of a PDF attachment, DocuSign electronic signature or other electronic transmission to deliver a signature or the fact that any signature was transmitted or communicated through such use as a defense to the formation of a contract, and each such party forever waives any such defense.

10.23. **Submission to Arbitration**. In the event of any dispute, claim or controversy among the parties hereto arising out of or relating to this Agreement or Certificate of Formation, whether in contract, tort, equity or otherwise, and whether relating to the meaning, interpretation, effect, validity, performance or enforcement of this Agreement or the Certificate of Formation, such dispute, claim or controversy shall be resolved by and through an arbitration proceeding to be conducted under the auspices and the comprehensive arbitration rules and procedures of the JAMS (or any like organization successor thereto) in Los Angeles, California. The arbitrability of the dispute, claim or controversy shall likewise be determined in the arbitration. The arbitration proceeding shall be conducted in as expedited a manner as is then permitted by the comprehensive arbitration rules and procedures of the JAMS. Both the foregoing agreement of the parties to arbitrate any and all such disputes, claims and controversies, and the results, determinations, findings, judgments, orders and/or awards rendered through any such arbitration shall be final and binding on the parties and may be specifically enforced by legal proceedings in any court of competent jurisdiction. The arbitrator(s) shall follow any applicable federal law and Delaware state law (with respect to all matters of substantive law) in rendering an award. The cost of the arbitration proceeding and any proceeding in court to confirm or to vacate any arbitration award, as applicable (including each party's attorneys' fees and costs), shall be borne by the unsuccessful party or, at the discretion of the arbitrator(s), may be prorated between the parties in such proportion as the arbitrator(s) determine(s) to be equitable and shall be awarded as part of the arbitrator's(s') award.

10.24. **Equitable Remedies**. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

10.25. **Bad Actor Provisions**.

10.25.1. Each Person with the right to designate or participate in the designation of a Manager pursuant to this Agreement hereby represents that (i) such Person has exercised reasonable care to determine whether any Disqualification Event is applicable to such Person, any Manager designee designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable and (ii) no Disqualification Event is applicable to such Person, any Manager designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Notwithstanding anything to the contrary in this Agreement, each Preferred Member makes no representation regarding any Person that may be deemed to be a beneficial owner of the Company's voting equity securities held by such Preferred Member solely by virtue of that Person being or becoming a party to (x) this Agreement, as may be subsequently amended, or (y) any other contract or written agreement to which the Company and such Preferred Member are parties regarding (1) the voting power, which includes the power to vote or to direct the voting of, such security; and/or (2) the investment power, which includes the power to dispose, or to direct the disposition of, such security.

10.25.2. The Company hereby represents and warrants to the Preferred Member that no Disqualification Event is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3) is applicable.

10.25.3. Each Person with the right to designate or participate in the designation of a Manager pursuant to this Agreement covenants and agrees (i) not to designate or participate in the designation of any Manager designee who, to such Person's knowledge, is a Disqualified Designee, (ii) to exercise reasonable care to determine whether any Manager designee designated by such person is a Disqualified Designee, (iii) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee, and (iv) to notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, or, to such Person's knowledge, to such Person's initial designee named in Section 5.2, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable

10.26. **Right to Convert to Corporate Form**. Notwithstanding anything to the contrary set forth herein, by the affirmative vote or written consent of (a) at least two-thirds of the Members and (b) holders of at least fifty-five percent (55%) of the outstanding Preferred Interests (voting together as a single class on an as-if-converted basis), the Members may, at any time by not less than ten (10) days prior written notice given to all Members, cause the Company to convert to one or more corporations, by such means (including, without limitation, merger or consolidation or other business combination; transfer of all or a part of the Company's assets; and/or transfer of the Members' respective Interests) as the Members by affirmative vote of (a) at least two-thirds of the Members and (b) holders of at least fifty-five percent (55%) of the outstanding Preferred Interests (voting together as a single class on an as-if-converted basis) may reasonably select. Upon such conversion:

10.26.1. The Interests of each Member must be exchanged for, or otherwise converted into, shares of capital stock of such corporation or corporations representing an equity interest therein equivalent to such Member's equity interest in the Company (including having materially the same liquidation preferences, conversion rights, preferred return rights, and voting rights).

10.26.2. The stockholders of such corporation or corporations, and such corporation or corporations, must enter into a stockholders agreement incorporating the material terms of this Agreement.

10.26.3. Each Person that is now or hereafter becomes a Member of the Company by execution of this Agreement, an amendment hereto, or an instrument acknowledging that such Person is bound hereby, irrevocably constitutes and appoints any Person designated by the Board for the purposes contemplated in this Section 10.26 (the "Authorized Agent") to act on such Person's behalf for the purposes of this Section 10.26 and appoints the Authorized Agent to be such Person's true and lawful agent and attorney-in-fact with full power and authority in such Person's name, place, and stead to execute, acknowledge, deliver, swear to, file, and record at the appropriate public offices all agreements, instruments, and other documents (including the organizational documents of the corporation or corporations into which the Company may be converted as contemplated by this Section 10.26, the agreements among the stockholders of such corporation or corporations, and/or such corporation or corporations referred to in this Section 10.26 and instruments of assignment and transfer assigning the assets of the Company or the Members' respective Interests in the Company, as the case may be, to such corporation or corporations in order to effectuate such conversion as contemplated by this Section 10.26 as are necessary or appropriate, in the reasonable opinion of the Authorized Agent, to implement and effectuate the provisions of this Section 10.26, which power of attorney is agreed and acknowledged to be irrevocable and coupled with an interest and survives any death, retirement, resignation, withdrawal, expulsion, removal, bankruptcy, dissolution, or adjudication of incompetence or insanity of any Member until such time as the provisions of this Section 10.26 have been implemented and effectuated to the reasonable satisfaction of the Authorized Agent or the Board.

(Signature Pages Follow)

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the date first above written.

**THE PEANUT & POOKIE FAMILY TRUST UNDER TRUST AGREEMENT DATED MAY 30, 2012**

DocuSigned by:

0F8B62E0FF2E48A

DAVID ALPERT as Trustee of The Peanut & Pookie Family Trust Under Trust Agreement Dated May 30, 2012

[*Signature Page to Sixth Amended and Restated Limited Liability Company Operating Agreement*]

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the date first above written.

**THE KIRKMAN FAMILY 2014 TRUST UNDER TRUST AGREEMENT DATED OCTOBER 27, 2014**

DocuSigned by:

B4C2CAEA40A0465

ROBERT KIRKMAN as Trustee of The Kirkman Family 2014 Trust Under Trust Agreement Dated October 27, 2014

[*Signature Page to Sixth Amended and Restated Limited Liability Company Operating Agreement*]

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the date first above written.

**JON GOLDMAN**

DocuSigned by:
E2039D40428646D

Jon Goldman, an individual

[*Signature Page to Sixth Amended and Restated Limited Liability Company Operating Agreement*]

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the date first above written.

**COM2US CORPORATION**

Name: Jae Jun Song
Title: Chief Executive Officer

[Signature Page to Sixth Amended and Restated Limited Liability Company Agreement]

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the date first above written.

**THIRD WAVE DIGITAL C VENTURES SPV I, LLC**

Allen DeBevoise

Name: Allen DeBevoise
Title: Managing Partner

[Signature Page to Sixth Amended and Restated Limited Liability Company Agreement]

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the date first above written.

**NEPTUNE PLUS LIMITED**

Name: Cheng Yin Pan
Title: Authorised signatory

[Signature Page to Sixth Amended and Restated Limited Liability Company Agreement]

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the date first above written.

**SATURN STRATEGIC LIMITED**

Name: Cheng Yin Pan
Title: Authorised signatory

[Signature Page to Sixth Amended and Restated Limited Liability Company Agreement]

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the date first above written.

**STARGAZER LIMITED**

DocuSigned by:

E4A592775F68449...

Name: Abdullah Al Sayer
Title:

[Signature Page to Sixth Amended and Restated Limited Liability Company Agreement]

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the date first above written.

**SKYDANCE MEDIA, LLC**

Name: Stephanie McKinnon
Title: General Counsel

[Signature Page to Sixth Amended and Restated Limited Liability Company Agreement]

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the date first above written.

**KNOLLWOOD INVESTMENT FUND LLC**

DocuSigned by:

C3F8D2F47966480

Name: Kevin D. Irwin Jr.

Title: President of Managing Member

[*Signature Page to Sixth Amended and Restated Limited Liability Company Operating Agreement*]

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the date first above written.

**BOOST VC FUND 4, LP**

By: [Boost VC Fund 4 Partners LLC
Its: General Partner

Name: Adam Draper
Title: Managing Director

[*Signature Page to Sixth Amended and Restated Limited Liability Company Operating Agreement*]

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the date first above written.

**GHOST ANGEL LLC**

Name: Adam Draper
Title: Managing Member

*[Signature Page to Sixth Amended and Restated Limited Liability Company Operating Agreement]*

**EXHIBIT A**

(As of June 4, 2021 after the redemption of certain Skybound Member Common Interests)

| Member | Class of Interests | Interests |
|---|---|---|
| The Peanut & Pookie Family Trust Under Trust Agreement Dated May 30, 2012 David Alpert & Mia Alpert, Trustees 8931 Ellis Avenue 1st Floor, South Tower Culver City, California 90034 Email: DA@skybound.com | Common Interests | 39,311 |
| The Kirkman Family 2014 Trust Under Trust Agreement Dated October 27, 2014 Robert Kirkman & Sonia Kirkman, Trustees 8931 Ellis Avenue 3rd Floor, North Tower Culver City, California 90034 | Common Interests | 39,311 |
| Jon Goldman 5566 W. Washington Blvd. Los Angeles, CA 90016 Email: jg@skybound.com | Common Interests | 39,311 |
| Com2uS Corporation<br>A-dong BYC Highcity B/D<br>131 Gasan-Digital 1-ro Geumcheon-gu<br>Seoul, Republic of Korea, 08506<br>INVEST@com2us.com | Series A Preferred Interests | 4,800 |
| Com2uS Corporation<br>A-dong BYC Highcity B/D<br>131 Gasan-Digital 1-ro Geumcheon-gu<br>Seoul, Republic of Korea, 08506<br>INVEST@com2us.com | Series B Preferred Interests | 718 |
| Third Wave Digital C Ventures SPV I, LLC<br>P.O. Box 692200<br>Los Angeles, CA 90069 | Series A Preferred Interests | 960 |
| Neptune Plus Limited<br>Ritter House, Wickhams Cay II<br>PO Box 3170, Road Town, Tortola<br>VG1110, British Virgin Islands | Series A Preferred Interests | 960 |
| Saturn Strategic Limited<br>Ritter House, Wickhams Cay II<br>PO Box 3170, Road Town, Tortola<br>VG1110, British Virgin Islands | Series A Preferred Interests | 360 |
| Stargazer Limited<br>Century Yard, Cricket Square, PO Box 1111<br>Grand Cayman KY1-1102, Cayman Islands<br>abdullah@astrolabeholding.com | Series A Preferred Interests | 480 |
| Skydance Media, LLC<br>1161 Lincoln Blvd 4th Floor<br>Santa Monica, CA 90403 | Series A Preferred Interests | 960 |
| Skydance Media, LLC<br>1161 Lincoln Blvd 4th Floor<br>Santa Monica, CA 90403 | Series B Preferred Interests | 64 |
| Knollwood Investment Fund LLC<br>217 International Circle<br>Hunt Valley, MD 21030<br>privateequity@kwiadvisory.com | Series A Preferred Interests | 2,640 |
| Knollwood Investment Fund LLC<br>217 International Circle<br>Hunt Valley, MD 21030<br>privateequity@kwiadvisory.com | Series B Preferred Interests | 4,792 |
| Ghost Angel LLC<br>55 E 3rd Avenue<br>San Mateo, CA 94401 | Series B Preferred Interests | 1,917 |

| | | |
|---|---|---|
| Boost VC Fund 4, LP<br>55 E 3rd Avenue<br>San Mateo, CA 94401 | Series B Preferred Interests | 239 |
| Hiro Capital SCSp I<br>[Address] | Series B Preferred Interests | 958 |
| Reserved for Issuance Under the Option Plan | Incentive Plan Interests | 13,816 |

**EXHIBIT B**

**CONSENT OF SPOUSES**

I acknowledge that I have read the foregoing Limited Liability Company Operating Agreement of Mr. Mango LLC, a Delaware limited liability company (the "Company"), that I know its contents, that I consent thereto and agree to be bound by its terms, and that I have had the opportunity to consult my own counsel with respect to the Agreement. I am aware that by its provisions, among other things, my spouse agrees that transfer of his interests in the Company, including my community property interest therein (if any), is restricted in certain ways. I hereby consent to such restrictions, approve of the provisions of the Agreement, and agree that if I pre-decease my spouse, the successors of my community property interest (if any) in such Interests shall hold such Interests subject to the provisions of the Agreement.

Dated:______________________________ ________________________________________

**EXHIBIT C**

**MR. MANGO LLC 2019 EQUITY INCENTIVE PLAN**

ADD EXHB 4 ex2-2.htm

**Exhibit 2.2**

**FIRST AMENDMENT TO THE**
**SIXTH AMENDED AND RESTATED OPERATING AGREEMENT**

THIS FIRST AMENDMENT to the Sixth Amended and Restated Limited Liability Company Operating Agreement (this "Amendment") is made effective as of October 6, 2021, by and between Mr. Mango LLC, a Delaware limited liability company (the "Company") and the Members set forth on Exhibit A of the Agreement (as defined below). All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

**RECITALS**

**WHEREAS**, the Company and the Members entered into that certain Sixth Amended and Restated Limited Liability Company Operating Agreement, dated as of June 4, 2021, which is attached hereto as Exhibit A (the "Agreement");

**WHEREAS**, in connection with the purchase of Series B Preferred Interests by Hiro Capital SCSp I ("Hiro"), Hiro desires to become a party to the Agreement, and the parties desire to amend the Agreement as set forth herein pursuant to Section 10.1 of the Agreement; and

**NOW THEREFORE,** in consideration of the premises and the mutual covenants contained in the Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1. Capitalized terms used and not otherwise defined in this Amendment have the respective meanings ascribed to them in the Agreement.

2. Section 1.2 of the Agreement is hereby deleted in its entirety and replaced with the following:

"**Affiliate**" means, when used with reference to a specified Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such Person, (ii) any trust established for the sole benefit of the Person or any spouse, child or grandchild of the Person and under which the Person is a trustee, and (iii) for the purposes of Section 6.1(i), any Person advised by the same investment adviser (or an Affiliate thereof) or managed by the same investment manager (or an Affiliate thereof), as applicable, as such Person; provided such Person is an alternative investment fund or collective investment undertaking.

3. Section 1.56 of the Agreement is hereby amended by adding the following to the last sentence of Section 1.56:

"**Series B Liquidation Preference**" means, an amount equal to $2,086.58.

4. Section 5.2 of the Agreement is hereby deleted in its entirety and replaced with the following:

**Management**. Except as otherwise expressly set forth herein, the management and control of the Company and its business shall initially be vested in the Board, who shall have all of the rights, powers and authority generally conferred under the Act or other applicable law, on behalf and in the name of the Company, to carry out any and all of the business and affairs of the Company and to perform all acts and enter into, perform, negotiate and execute any and all licenses, assignments, leases, documents, contracts and agreements on behalf of the Company that are necessary or desirable. The Board shall make major decisions for the Company and shall be able to carry out and execute any and all of the business and affairs of the Company and to perform all acts and enter into, perform, negotiate and execute any and all licenses, assignments, leases, documents, contracts and agreements on behalf of the Company that are necessary or desirable. The Board shall consist of six (6) managers (each a "Manager"), subject to Section 5.2.5.4. Each Skybound Member shall appoint one Manager to the Board (each, a "Skybound Manager"). The Skybound Members shall appoint one (1) additional Manager to the Board, who shall not be considered a Skybound Manager for purposes of this Agreement (the "Skybound Appointed Manager"). For so long as the Lead Series A Investor owns at least one-third of the Series A Preferred Interests that the Lead Series A Investor initially purchased in the Company (as equitably adjusted for any Interest dividends, splits, combinations, reorganizations, or similar transactions involving the Company's outstanding equity), the Lead Series A Investor shall appoint one (1) Manager to the Board (the "Lead Series A Investor Manager"). If the Lead Series A Investor loses its right to appoint the Lead Series A Investor Manager, the Members by a majority vote shall have the right to appoint one (1) Manager, but such Manager will not have any of the rights specifically applicable to the Lead Series A Investor Manager. Notwithstanding anything to the contrary, the Lead Series A Investor's right to appoint the Lead Series A Investor Manager is not transferable to any other Person, except a Permitted Transferee and as set forth in the previous sentence. The Lead Series B Investor shall have the right to appoint one (1) Manager to the Board (the "Lead Series B Investor Manager" and, together with the Lead Series A Investor Manager, the Skybound Managers and the Skybound Appointed Manager, the "Appointed Managers"). If the Lead Series B Investor does not invest at least 50% of its pro rata allocation in subsequent financing rounds, then the Company shall have the option to replace the Lead Series B Manager originally appointed by the Lead Series B Investor with the Lead Series B Investor's consent, with such consent to not be unreasonably withheld, delayed or conditioned. Notwithstanding anything to the contrary, the Lead Series B Investor's right to appoint the Lead Series B Investor Manager is not transferable to any other Person, except a Permitted Transferee and as set forth in the previous sentence. Upon an IPO, the Lead Series B Investor shall automatically lose its right to designate the Lead Series B Investor Manager. The Lead Series B Investor Manager shall have the right to serve on each committee of the Board. Notwithstanding anything to the contrary in the foregoing, if, on or before January 28, 2022, Hiro Capital SCSp I ("Hiro") purchases at least 3,834 Series B Preferred Interests in the aggregate pursuant to that certain Series B Preferred Membership Interest Purchase Agreement, dated June 4, 2021, by and among the Company and the purchasers set forth on Schedule I thereto, (as may be amended or supplemented from time to time, the "Purchase Agreement"), the size of the Board shall be automatically expanded to consist of seven (7) managers, and Hiro will automatically, with no further action by Hiro or any other Member or Manager, have the right (the "Hiro Board Right") to appoint one (1) Manager to the Board (the "Hiro Manager"). If Hiro does not purchase at least 3,834 Series B Preferred Interests in the aggregate pursuant to that certain Purchase Agreement on or before January 28, 2022, then Hiro will not have any right to appoint a Manager to the Board. If Hiro does not invest at least 50% of its pro rata allocation in subsequent financing rounds, then the Company shall have the option to replace the Hiro Manager originally appointed by Hiro with Hiro's consent, with such consent to not be unreasonably withheld, delayed or conditioned. Notwithstanding anything to the contrary in the foregoing, Hiro's right to appoint the Hiro Manager is not transferable to any other Person other than an Affiliate in connection with a transfer of all or substantially all of Hiro's Series B Preferred Interests. Upon an IPO, Hiro shall automatically lose its right to designate the Hiro Manager. The Hiro Manager shall have the right to serve on each committee of the Board. Notwithstanding anything to the contrary in this Agreement, any amendment or modification of this Section 5.2, specifically with respect to the Hiro Board Right only, shall require the written consent of Hiro. The Managers shall initially be Alpert, Kirkman, Goldman, Kevin D. Irwin, Jr. and Byung Joon Song, who shall manage, operate and run the Company, and shall have voting rights with respect to certain other matters as provided for in this Agreement and the Act. The Board will render such services as are reasonably required on an as needed basis in furtherance of the Company's business for no additional consideration. Except as otherwise provided in this Agreement, a decision or action of the Board shall require an affirmative majority vote of the Managers or a written consent signed by the majority of the Managers.

---

5. The first paragraph of Section 5.2.5 is hereby deleted in its entirety and replaced with the following:

**Special Preferred Member Approval.** Notwithstanding anything to the contrary herein, so long as at least 6,914 of the Preferred Interests that were issued as of the end date of the Series B Round remain outstanding (as equitably adjusted for any Interest dividends, splits, combinations, reorganizations, or similar transactions involving the Company's outstanding equity), the Company shall not take any of the following acts (whether by merger, consolidation or otherwise) without the prior written approval of the holders of at least fifty-five percent (55%) of the outstanding Preferred Interests (voting together as a single class on an as-if-converted basis) ("Special Preferred Member Approval").

6. The first paragraph of Section 5.3 is hereby deleted in its entirety and replaced with the following:

**Special Series B Preferred Member Approval**. Notwithstanding anything to the contrary herein, so long as at least 3,194 of the Series B Preferred Interests issued during the Series B Round remain outstanding (as equitably adjusted for any Interest dividends, splits, combinations, reorganizations, or similar transactions involving the Company's outstanding equity), the Company shall not take any of the following acts (whether by merger, consolidation or otherwise) without the prior written approval of the holders of a majority of the outstanding Series B Preferred Interests ("Special Series B Preferred Member Approval").

7. Section 6.1 of the Agreement is hereby deleted in its entirety and replaced with the following:

**Transfer or Assignment of Member's Interests**. Notwithstanding anything to the contrary contained herein, no Member shall, directly or indirectly, transfer, assign, convey, sell, encumber or in any way alienate, voluntarily or involuntarily (each, a "Transfer"), all or any part of its Interests except if the Transfer is expressly permitted by this Article 6 and except in accordance with this Agreement and all applicable state and federal securities laws, and any attempted Transfer consummated in violation of this Article 6, any other applicable provision of this Agreement or applicable state and federal securities laws shall be void ab initio. Subject to the foregoing, after the consummation of any Transfer of any Interests, the Interests so transferred shall continue to be subject to the terms and provisions of this Agreement and any further Transfer shall be required to comply with all of the terms and provisions of this Agreement. In accordance with this Agreement, a Member may consummate the following types of Transfers: (i) Transfers to any Permitted Transferee; *provided that* at the time of any Transfer to such Permitted Transferee, the transferor Member and such Permitted Transferee irrevocably agree for the benefit of the other parties to this Agreement to re-Transfer the subject Interests back to such transferor Member prior to such Permitted Transferee ceasing to be an Affiliate of such transferor Member; (ii) Transfers with the consent of the Board; *provided that* the transferring Member also complies with Section 6.2, Section 6.5 and Section 6.7 (as applicable); (iii) Transfers pursuant to Section 6.3; and/or (iv) Transfers pursuant to Section 6.6; *provided that*, in each case, except for Transfers pursuant to Section 6.6, no Member may Transfer all or any part of such Member's Interests to a competitor. No Affiliate of a Skybound Member will be deemed a competitor of the Company. No Affiliate of Hiro will be deemed a competitor of the Company. Notwithstanding anything to the contrary contained herein, a Lead Series A Investor Change of Control or a Lead Series B Investor Change of Control shall not constitute a Transfer.

8. Section 8.3 of the Agreement is hereby amended by adding the following sentence at the end of Section 8.3.5:

For the avoidance of doubt, this Section 8.3 is intended to reflect a distribution of liquidation proceeds that follows a participating preferred structure capped at two times the Series A Liquidation Preference or Series B Liquidation Preference, as applicable.

9. Article 10 of the Agreement is hereby amended by adding the following as Section 10.27:

**Compliance with CFIUS**. Notwithstanding anything to the contrary contained in this Agreement, the Company shall take such action as it reasonably determines to be necessary or advisable to comply with the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the "DPA") or CFIUS laws, rules, regulations, directives or special measures, including the actions contemplated by this Agreement.

10. Section 10.18 of the Agreement is hereby deleted in its entirety and replaced with the following:

---

**Corporation Intended Solely for Tax Purposes**. The Members have formed the Company as a Delaware limited liability company under the Act, and do not intend to form a general or limited partnership under Delaware or any other state law. Furthermore, as of the Effective Date, the Members do not intend for the Company to be classified and treated as a partnership for federal and state income taxation purposes and instead intend for the Company to be classified and treated as a corporation for federal and state income taxation purposes. The Company (and any successor thereto) (a) shall not be liquidated or merged in a transaction in which owners of equity of the Company (or any successor thereto) receive equity in an entity that is not a corporation and (b) shall take no action that would cause the Company to be taxed, for U.S. federal income tax purposes, as anything other than a C corporation, in each case without the prior written consent of Hiro. Each Member and each holder of an Economic Interest agrees to act consistently with the foregoing provisions of this Section 10.18 for all purposes, including, without limitation, for purposes of reporting the transactions contemplated herein to the Internal Revenue Service and all state and local taxing authorities.

11. Except as expressly set forth in this Amendment, the Agreement remains in full force and effect with no further modifications. In the event of any conflict between the terms of the Agreement and the terms of this Amendment, the terms of this Amendment shall control.

12. This Amendment shall form a part of the Agreement for all purposes, and each party hereto shall be bound hereby. From and after the execution of this Amendment by the parties, any reference to the Agreement shall be deemed a reference to the Agreement and this Amendment.

13. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. Delivery by a party hereto of a facsimile or other electronic transmission of this Amendment executed by such party shall constitute delivery by such party of an original hereof.

[*Signature Page Follows*]

---

IN WITNESS WHEREOF, each of the Company and the undersigned has caused this Amendment to be executed on the date first written above by its duly authorized Representative.

**MR. MANGO LLC**

By: ______________________
Name: David Alpert
Title: CEO and Secretary

**KNOLLWOOD INVESTMENT FUND LLC**

By: ______________________
Name: Kevin D. Irwin, Jr.
Title: President of Managing Member

**HIRO CAPITAL I SCSP**

Hiro Capital I GP S.à r.l. in its capacity as general partner of Hiro Capital I SCSp

By: ______________________
Name: Luke Alvarez
Title: Manager

By: ______________________
Name: Pierfrancesco Rinaldi
Title: Manager

**COM2US CORPORATION**

**By:** ______________________
**Name: Jae Jun Song**
**Title: Chief Executive Officer**

[*Signature Page to Amendment to the Sixth A&R Operating Agreement*]

**EXHIBIT A**

**Sixth Amended and Restated Operating Agreement**

See Attached.

---

ADD EXHB 5 ex2-3.htm

**Exhibit 2.3**

**SECOND AMENDMENT TO THE**
**SIXTH AMENDED AND RESTATED OPERATING AGREEMENT**

THIS SECOND AMENDMENT to the Sixth Amended and Restated Limited Liability Company Operating Agreement, as amended (this "Second Amendment"), is made effective as of January [●], 2022, by and between Mr. Mango LLC, a Delaware limited liability company (the "Company") and the Members set forth on Exhibit A of the Agreement (as defined below). All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

**RECITALS**

**WHEREAS**, the Company and the Members entered into that certain Sixth Amended and Restated Limited Liability Company Operating Agreement, dated as of June 4, 2021, as amended by that First Amendment to the Sixth Amended and Restated Operating Agreement, dated as of October 6, 2021, which is attached hereto as Exhibit A (as so amended, the "Agreement");

**WHEREAS**, in connection with the purchase of additional Series B Preferred Interests by Hiro Capital SCSp I ("Hiro") on the date hereof, the parties desire to amend the Agreement as set forth herein pursuant to Section 10.1 of the Agreement; and

**NOW THEREFORE,** in consideration of the premises and the mutual covenants contained in the Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1. Capitalized terms used and not otherwise defined in this Amendment have the respective meanings ascribed to them in the Agreement.

2. Section 5.2 of the Agreement is hereby deleted in its entirety and replaced with the following:

**Management**. Except as otherwise expressly set forth herein, the management and control of the Company and its business shall initially be vested in the Board, who shall have all of the rights, powers and authority generally conferred under the Act or other applicable law, on behalf and in the name of the Company, to carry out any and all of the business and affairs of the Company and to perform all acts and enter into, perform, negotiate and execute any and all licenses, assignments, leases, documents, contracts and agreements on behalf of the Company that are necessary or desirable. The Board shall make major decisions for the Company and shall be able to carry out and execute any and all of the business and affairs of the Company and to perform all acts and enter into, perform, negotiate and execute any and all licenses, assignments, leases, documents, contracts and agreements on behalf of the Company that are necessary or desirable. The Board shall consist of seven (7) managers (each a "Manager"), subject to Section 5.2.5.4 and this Section 5.2. Each Skybound Member shall appoint one Manager to the Board (each, a "Skybound Manager"). The Skybound Members shall appoint one (1) additional Manager to the Board, who shall not be considered a Skybound Manager for purposes of this Agreement (the "Skybound Appointed Manager"). For so long as the Lead Series A Investor owns at least one-third of the Series A Preferred Interests that the Lead Series A Investor initially purchased in the Company (as equitably adjusted for any Interest dividends, splits, combinations, reorganizations, or similar transactions involving the Company's outstanding equity), the Lead Series A Investor shall appoint one (1) Manager to the Board (the "Lead Series A Investor Manager"). If the Lead Series A Investor loses its right to appoint the Lead Series A Investor Manager, the Members by a majority vote shall have the right to appoint one (1) Manager, but such Manager will not have any of the rights specifically applicable to the Lead Series A Investor Manager. Notwithstanding anything to the contrary, the Lead Series A Investor's right to appoint the Lead Series A Investor Manager is not transferable to any other Person, except a Permitted Transferee and as set forth in the previous sentence. The Lead Series B Investor shall have the right to appoint one (1) Manager to the Board (the "Lead Series B Investor Manager" and, together with the Lead Series A Investor Manager, the Skybound Managers and the Skybound Appointed Manager, the "Appointed Managers"). If the Lead Series B Investor does not invest at least 50% of its pro rata allocation in subsequent financing rounds, then the Company shall have the option to replace the Lead Series B Manager originally appointed by the Lead Series B Investor with the Lead Series B Investor's consent, with such consent to not be unreasonably withheld, delayed or conditioned. Notwithstanding anything to the contrary, the Lead Series B Investor's right to appoint the Lead Series B Investor Manager is not transferable to any other Person, except a Permitted Transferee and as set forth in the previous sentence. Upon an IPO, the Lead Series B Investor shall automatically lose its right to designate the Lead Series B Investor Manager. The Lead Series B Investor Manager shall have the right to serve on each committee of the Board. Hiro Capital SCSp I ("Hiro") shall have the right (the "Hiro Board Right") to appoint one (1) Manager to the Board (the "Hiro Manager"). If Hiro does not invest at least 50% of its pro rata allocation in subsequent financing rounds, then the Company shall have the option to replace the Hiro Manager originally appointed by Hiro with Hiro's consent, with such consent to not be unreasonably withheld, delayed or conditioned. Notwithstanding anything to the contrary in the foregoing, Hiro's right to appoint the Hiro Manager is not transferable to any other

Person other than an Affiliate in connection with a transfer of all or substantially all of Hiro's Series B Preferred Interests. Upon the earlier of an IPO or the third anniversary of the date hereof, Hiro shall automatically lose its right to designate the Hiro Manager. The Hiro Manager shall have the right to serve on each committee of the Board. Notwithstanding anything to the contrary in this Agreement, any amendment or modification of this Section 5.2, specifically with respect to the Hiro Board Right only, shall require the written consent of Hiro. As of the date hereof, the Managers shall be Alpert, Kirkman, Goldman, Kevin D. Irwin, Jr., Byung Joon Song, Ian Livingstone and [●], who shall manage, operate and run the Company, and shall have voting rights with respect to certain other matters as provided for in this Agreement and the Act. The Board will render such services as are reasonably required on an as needed basis in furtherance of the Company's business for no additional consideration. Except as otherwise provided in this Agreement, a decision or action of the Board shall require an affirmative majority vote of the Managers or a written consent signed by the majority of the Managers.

---

3. Except as expressly set forth in this Second Amendment, the Agreement remains in full force and effect with no further modifications. In the event of any conflict between the terms of the Agreement and the terms of this Second Amendment, the terms of this Second Amendment shall control.

4. This Second Amendment shall form a part of the Agreement for all purposes, and each party hereto shall be bound hereby. From and after the execution of this Second Amendment by the parties, any reference to the Agreement shall be deemed a reference to the Agreement and this Second Amendment.

5. This Second Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. Delivery by a party hereto of a facsimile or other electronic transmission of this Amendment executed by such party shall constitute delivery by such party of an original hereof.

[*Signature Page Follows*]

IN WITNESS WHEREOF, each of the Company and the undersigned has caused this Amendment to be executed on the date first written above by its duly authorized Representative.

**MR. MANGO LLC**

DS
By: DocuSigned by:
0E8B62E0FE2E48A
Name: David Alpert
Title: CEO and Secretary

**KNOLLWOOD INVESTMENT FUND LLC**

By: DocuSigned by:
C3F8D2F47966480
Name: Kevin D. Irwin, Jr.
Title: President of Managing Member

**HIRO CAPITAL SCSP I**

By: Hiro Capital I GP S.à r.l. in its capacity as general partner of Hiro Capital I SCSp

By: DocuSigned by:
5134CBFACB3D4D7
Name: Luke Alvarez
Title: Manager

By: DocuSigned by:
Rinaldi
Name: Pierfrancesco Rinaldi
Title: Manager

**COM2US CORPORATION**

**By:**
**Name: Jae Jun Song**
**Title: Chief Executive Officer**

[*Signature Page to Amendment to the Sixth A&R Operating Agreement*]

IN WITNESS WHEREOF, each of the Company and the undersigned has caused this Amendment to be executed on the date first written above by its duly authorized Representative.

**The Kirkman Family 2015 Trust Under Agreement Dated October 27, 2014**

DocuSigned by:

B4C2CAEA40A046F

By: Robert Kirkman, as Trustee of the Kirkman Family 2014 Trust Under Trust Agreement Dated October 27, 2014

**The Peanut & Pookie Family Trust Under Trust Agreement Dated May 30, 2013**

DocuSigned by:

0E8B62E0FE2E48A...

By: David Alpert as Trustee of The Peanut & Pookie Family Trust Under Trust Agreement Dated May 30, 2012

DocuSigned by:

E2039D40428646D

**JON GOLDMAN**

*[Signature Page to Amendment to the Sixth A&R Operating Agreement]*

**EXHIBIT A**

**Sixth Amended and Restated Operating Agreement, as amended**

See Attached.

---

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ADD EXHB 6 ex2-4.htm

**Exhibit 2.4**

**THIRD AMENDMENT TO THE**
**SIXTH AMENDED AND RESTATED OPERATING AGREEMENT**

THIS THIRD AMENDMENT to the Sixth Amended and Restated Limited Liability Company Operating Agreement, as amended (this "Third Amendment"), is made effective as of October 24, 2022, by and between Mr. Mango LLC, a Delaware limited liability company (the "Company") and the Members set forth on Exhibit A of the Agreement (as defined below). All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

**RECITALS**

**WHEREAS**, the Company and the Members entered into that certain Sixth Amended and Restated Limited Liability Company Operating Agreement, dated as of June 4, 2021, as amended by that First Amendment to the Sixth Amended and Restated Operating Agreement, dated as of October 6, 2021, and that Second Amendment to the Sixth Amended and Restated Operating Agreement, dated February 22, 2022, attached hereto as Exhibit A (as so amended, the "Agreement"); and

**WHEREAS**, in connection with the forward split of the Company's Interests at a ratio of 7.18732 Interests for every 1 Interest currently outstanding (the "Split"), the parties desire to amend the Agreement as set forth herein pursuant to Section 10.1 of the Agreement.

**NOW THEREFORE,** in consideration of the premises and the mutual covenants contained in the Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1. Capitalized terms used and not otherwise defined in this Amendment have the respective meanings ascribed to them in the Agreement.

2. Section 1.56 of this Agreement is hereby deleted in its entirety and replaced with the following:

**"Series A Liquidation Preference"** means an amount equal to $289.86[1]. **"Series B Liquidation Preference"** means an amount equal to $290.31[2].

3. Section 1.57 of this Agreement is hereby deleted in its entirety and replaced with the following:

**"Series A Original Issue Price"** means $289.86[3].

---

[1] $2,0833.33 pre-split / 7.18732 = $289.86 post-split.
[2] $2,086.58 pre-split / 7.18732 = $290.31 post-split.
[3] $2,0833.33 pre-split / 7.18732 = $289.86 post-split.

4. Section 1.61 of this Agreement is hereby deleted in its entirety and replaced with the following:

**"Series B Original Issue Price"** means $290.31[4].

5. The first paragraph of Section 5.2.5 is hereby deleted in its entirety and replaced with the following:

**Special Preferred Member Approval.** Notwithstanding anything to the contrary herein, so long as at least 49,693[5] of the Preferred Interests that were issued as of the end date of the Series B Round remain outstanding (as equitably adjusted for any Interest dividends, splits, combinations, reorganizations, or similar transactions involving the Company's outstanding equity), the Company shall not take any of the following acts (whether by merger, consolidation or otherwise) without the prior written approval of the holders of at least fifty-five percent (55%) of the outstanding Preferred Interests (voting together as a single class on an as-if-converted basis) ("Special Preferred Member Approval").

6. The first paragraph of Section 5.3 is hereby deleted in its entirety and replaced with the following:

**Special Series B Preferred Member Approval**. Notwithstanding anything to the contrary herein, so long as at least 22,956[6] of the Series B Preferred Interests issued during the Series B Round remain outstanding (as equitably adjusted for any Interest dividends, splits, combinations, reorganizations, or similar transactions involving the Company's outstanding equity), the Company shall not take any of the following acts (whether by merger, consolidation or otherwise) without the prior written approval of the holders of a majority of the outstanding Series B Preferred Interests ("Special Series B Preferred Member Approval").

7. Except as expressly set forth in this Third Amendment, the Agreement remains in full force and effect with no further modifications. In the event of any conflict between the terms of the Agreement and the terms of this Third Amendment, the terms of this Third Amendment shall control.

8. This Third Amendment shall form a part of the Agreement for all purposes, and each party hereto shall be bound hereby. From and after the execution of this Third Amendment by the parties, any reference to the Agreement shall be deemed a reference to the Agreement and this Third Amendment.

9. This Third Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. Delivery by a party hereto of an electronic transmission of this Amendment executed by such party shall constitute delivery by such party of an original hereof.

[*Signature Page Follows*]

---

[4] $2,086.58 pre-split / 7.18732 = $290.31 post-split.

[5] 6,914 Preferred Interests pre-split * 7.18732 = ~49,693 Preferred Interests post-split

[6] 3,194 Series B Interests pre-split * 7.18732 = ~22,956 Series B Interests post-split

IN WITNESS WHEREOF, each of the Company and the undersigned has caused this Amendment to be executed on the date first written above by its duly authorized Representative.

**MR. MANGO LLC**

By: */s/ David Alpert*
Name: David Alpert
Title: CEO and Secretary

**KNOLLWOOD INVESTMENT FUND LLC**

By: */s/ Kevin D. Irwin, Jr.*
Name: Kevin D. Irwin, Jr.
Title: President of Managing Member

**HIRO CAPITAL SCSP I**

By: */s/ Luke Alvarez*
Name: Luke Alvarez
Title: Partner

**COM2US CORPORATION**

By: */s/ Jae Jun Song*
Name: Jae Jun Song
Title: Chief Executive Officer

[*Signature Page to Third Amendment to the Sixth A&R Operating Agreement*]

**The Kirkman Family 2015 Trust Under Agreement Dated October 27, 2014**

*/s/ Robert Kirkman*

By: Robert Kirkman, as Trustee of the Kirkman Family 2014 Trust Under Trust Agreement Dated October 27, 2014

**The Peanut & Pookie Family Trust Under Trust Agreement Dated May 30, 2013**

*/s/ David Alpert*

By: David Alpert as Trustee of The Peanut & Pookie Family Trust Under Trust Agreement Dated May 30, 2012

*/s/ Jon Goldman*

**JON GOLDMAN**

[*Signature Page to Third Amendment to the Sixth A&R Operating Agreement*]

**EXHIBIT A**

**Sixth Amended and Restated Operating Agreement, as amended**

See Attached.

---

ADD EXHB 5 ex2-6.htm

**Exhibit 2.6**

**FOURTH AMENDMENT TO THE**
**SIXTH AMENDED AND RESTATED OPERATING AGREEMENT**

THIS FOURTH AMENDMENT to the Sixth Amended and Restated Limited Liability Company Operating Agreement, as amended (this "Fourth Amendment"), is made effective as of December 1, 2022, by and between Skybound Holdings LLC (formerly known as Mr. Mango LLC), a Delaware limited liability company (the "Company"), and the Members set forth on Exhibit A of the Agreement (as defined below). All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

**RECITALS**

**WHEREAS**, the Company and the Members entered into that certain Sixth Amended and Restated Limited Liability Company Operating Agreement, dated as of June 4, 2021, as amended by that First Amendment to the Sixth Amended and Restated Operating Agreement, dated as of October 6, 2021, that Second Amendment to the Sixth Amended and Restated Operating Agreement, dated February 22, 2022, and that Third Amendment to the Sixth Amended and Restated Operating Agreement, dated October 24, 2022, attached hereto as Exhibit A (as so amended, the "Agreement");

**WHEREAS**, the Company filed a Certificate of Amendment with the Secretary of State of the State of Delaware on December 1, 2022 to change its name from Mr. Mango LLC to Skybound Holdings LLC; and

**WHEREAS**, in connection with the name change, the parties desire to amend the Agreement as set forth herein pursuant to Section 10.1 of the Agreement.

**NOW THEREFORE,** in consideration of the premises and the mutual covenants contained in the Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Section 1.40 of the Agreement is hereby deleted in its entirety and replaced with the following:

   **"Option Plan"** means the Skybound Holdings LLC 2019 Equity Incentive Plan attached hereto as Exhibit C.

2. The first sentence of Section 2.2 of the Agreement is hereby deleted in its entirety and replaced with the following:

   The name of the Company shall be "Skybound Holdings LLC."

3. Exhibit C to the Agreement is hereby deleted in its entirety and replaced with Exhibit C attached hereto.

4. Except as expressly set forth in this Fourth Amendment, the Agreement remains in full force and effect with no further modifications. In the event of any conflict between the terms of the Agreement and the terms of this Fourth Amendment, the terms of this Fourth Amendment shall control.

5. This Fourth Amendment shall form a part of the Agreement for all purposes, and each party hereto shall be bound hereby. From and after the execution of this Fourth Amendment by the parties, any reference to the Agreement shall be deemed a reference to the Agreement and this Fourth Amendment.

6. This Fourth Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. Delivery by a party hereto of an electronic transmission of this Amendment executed by such party shall constitute delivery by such party of an original hereof.

[*Signature Page Follows*]

IN WITNESS WHEREOF, each of the Company and the undersigned has caused this Fourth Amendment to be executed on the date first written above by its duly authorized Representative.

**SKYBOUND HOLDINGS LLC**

By: */s/ David Alpert*
Name: David Alpert
Title: CEO and Secretary

**KNOLLWOOD INVESTMENT FUND LLC**

By:
Name: Kevin D. Irwin, Jr.
Title: President of Managing Member

**HIRO CAPITAL SCSP I**

By: */s/ Luke Alvarez*
Name: Luke Alvarez
Title: Partner

**COM2US CORPORATION**

By:
Name: Jae Jun Song
Title: Chief Executive Officer

[*Signature Page to Fourth Amendment to the Sixth A&R Operating Agreement*]

IN WITNESS WHEREOF, each of the Company and the undersigned has caused this Fourth Amendment to be executed on the date first written above by its duly authorized Representative.

**SKYBOUND HOLDINGS LLC**

By: ____________________
Name: David Alpert
Title: CEO and Secretary

**KNOLLWOOD INVESTMENT FUND LLC**

By: */s/ Kevin D. Irwin, Jr.*
Name: Kevin D. Irwin, Jr.
Title: President of Managing Member

**HIRO CAPITAL SCSP I**

By: ____________________
Name: Luke Alvarez
Title: Partner

**COM2US CORPORATION**

By: ____________________
Name: Jae Jun Song
Title: Chief Executive Officer

[*Signature Page to Fourth Amendment to the Sixth A&R Operating Agreement*]

**The Kirkman Family 2015 Trust Under Agreement Dated October 27, 2014**

*/s/ Robert Kirkman*

By: Robert Kirkman, as Trustee of the Kirkman Family 2014 Trust Under Trust Agreement Dated October 27, 2014

**The Peanut & Pookie Family Trust Under Trust Agreement Dated May 30, 2013**

*/s/ David Alpert*

By: David Alpert as Trustee of The Peanut & Pookie Family Trust Under Trust Agreement Dated May 30, 2012

*/s/ JON GOLDMAN*

**JON GOLDMAN**

[*Signature Page to Fourth Amendment to the Sixth A&R Operating Agreement*]

**EXHIBIT A**

**Sixth Amended and Restated Operating Agreement, as amended**

See Attached.

---

ADD EXHB 2 ex2-7.htm

**Exhibit 2.7**

**FIFTH AMENDMENT TO THE**
**SIXTH AMENDED AND RESTATED OPERATING AGREEMENT**

THIS FIFTH AMENDMENT to the Sixth Amended and Restated Limited Liability Company Operating Agreement, as amended (this "Fifth Amendment"), is made effective as of December 18, 2023, by and between Skybound Holdings LLC (formerly known as Mr. Mango LLC), a Delaware limited liability company (the "Company"), and the Members (as defined in the Agreement). All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

**RECITALS**

**WHEREAS**, the Company and the Members entered into that certain Sixth Amended and Restated Limited Liability Company Operating Agreement, dated as of June 4, 2021, as amended by that certain First Amendment to the Sixth Amended and Restated Operating Agreement, dated as of October 6, 2021, that certain Second Amendment to the Sixth Amended and Restated Operating Agreement, dated February 22, 2022, that certain Third Amendment to the Sixth Amended and Restated Operating Agreement, dated October 24, 2022, and that certain Fourth Amendment to the Sixth Amended and Restated Operating Agreement, dated December 1, 2022, attached hereto as Exhibit A (as so amended, the "Agreement");

**WHEREAS**, pursuant to Section 10.1 of the Agreement, subject to Section 5.2.4.1, Section 5.2.5, and Section 5.3 of the Agreement, the Agreement may be amended with the affirmative vote or the written consent of (i) the holders of a majority of the then-outstanding Common Interests, and (ii) the holders of a majority of the then-outstanding Preferred Interests (voting together as a single class on an as-if-converted basis) (the holders referred to in the foregoing clause (i) and (ii), collectively, the "Requisite Holders"); and

**WHEREAS**, the Requisite Holders desire to amend the Agreement as set forth herein.

**NOW THEREFORE,** in consideration of the premises and the mutual covenants contained in the Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound,
hereby agree as follows:

1. Section 1.9 of the Agreement is hereby deleted in its entirety and replaced with the following:

""**Capital Member**" means a Skybound Member and/or a Preferred Member."

2. The fourth sentence of Section 5.2.1 of the Agreement is hereby deleted in its entirety and replaced with the following:

"At least two (2) Business Days prior to any action taken by the Board by written consent, the Company shall provide to all Managers copies of the written consent along with all other explanatory materials that are reasonable and appropriate to inform the Managers of the action proposed to be taken."

---

3. Section 5.2.5.6 of the Agreement is hereby deleted in its entirety and replaced with the following:

"Enter into any material transaction transferring, licensing, or otherwise disposing of the Company's material intellectual property rights (including, but not limited to, rights of sublicensing, distribution, or exploitation), except in the ordinary course of business consistent with past practice, unless such transaction is approved by a majority of the entire Board;"

4. Section 5.2.5.10 of the Agreement is hereby deleted in its entirety and replaced with the following:

"Make any distribution pursuant to Section 4.1 unless such distribution is approved by a majority of the entire Board; or"

5. Section 5.3.1.5 of the Agreement is hereby deleted in its entirety and replaced with the following:

"Create or hold equity interests in any entity that is not majority owned and effectively controlled by the Company (whether directly or indirectly), except as approved by a majority of the entire Board;"

6. Subclause (iii) of the third sentence of Section 6.4.1 of the Agreement is hereby deleted in its entirety and replaced with the following:

"(iii) the issuance of Options or Interests to employees of the Company, the Officers, Service Providers or members of the Board pursuant to the Option Plan, as currently in effect and as may from time to time be amended or any other equity incentive plan approved by a majority of the Board, not to exceed, in the aggregate, twenty percent (20%) of the equity Interests of the Company on a fully diluted basis;"

7. Subclause (i) of the first sentence of Section 6.5.1 of the Agreement is hereby deleted in its entirety and replaced with the following:

"(i) approved by a majority of the Board where the Board explicitly waives the application of this Section 6.5,"

8. Section 7.1.6 of the Agreement is hereby deleted in its entirety and replaced with the following:

"Copies of the financial statements of the Company, if any, for its three (3) most recent Fiscal Years (except as otherwise required by law or agreed to by holders of a majority of the Interests (excluding the Incentive Plan Interests), voting together as a single class on an as-if-converted basis); provided, however, that (i) with respect to Fiscal Year 2020, the Company shall be required to provide consolidated financial statements of the Company and its Subsidiaries, reviewed by a certified accounting firm, and (ii) with respect to Fiscal Year 2021 and each Fiscal Year thereafter, the Company shall be required to provide audited consolidated financial statements of the Company and its Subsidiaries;"

---

9. Section 7.1.7 of the Agreement is hereby deleted in its entirety and replaced with the following:

"The Company's books and records as they relate to the internal affairs of the Company for at least the current and past four (4) Fiscal Years (except as otherwise required by law or agreed to by holders of a majority of the Interests (excluding the Incentive Plan Interests), voting together as a single class on an as-if-converted basis);"

10. Section 9.2.4.3 of the Agreement is hereby deleted in its entirety and replaced with the following:

"the issuance of Common Interests to employees or directors of, or consultants or advisors to, the Company pursuant to a plan, agreement or arrangement approved by a majority of the Board (including the vote at a duly convened meeting of the Board);"

11. Section 9.2.4.4 of the Agreement is hereby deleted in its entirety and replaced with the following:

"the issuance of Common Interests to strategic partners or in connection with other commercial arrangements involving the Company or any Company Subsidiary, on terms and conditions approved by a majority of the Board;"

12. Section 9.2.4.5 of the Agreement is hereby deleted in its entirety and replaced with the following:

"the issuance of Interests as acquisition consideration pursuant to the acquisition of another corporation or Person by the Company by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, *provided* that such acquisition is on terms and conditions approved by a majority of the Board;"

13. Except as expressly set forth in this Fifth Amendment, the Agreement remains in full force and effect with no further modifications. In the event of any conflict between the terms of the Agreement and the terms of this Fifth Amendment, the terms of this Fifth Amendment shall control.

14. This Fifth Amendment shall form a part of the Agreement for all purposes, and each party to the Agreement shall be bound hereby. From and after the execution of this Fifth Amendment by the Requisite Holders, any reference to the Agreement shall be deemed a reference to the Agreement and this Fifth Amendment.

15. This Fifth Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. Delivery by a party hereto of an electronic transmission of this Fifth Amendment executed by such party shall constitute delivery by such party of an original hereof.

[*Signature Page Follows*]

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IN WITNESS WHEREOF, each of the Company and the undersigned has caused this Fifth Amendment to be executed on the date first written above by its duly authorized representative.

**SKYBOUND HOLDINGS LLC**

By: */s/ David Alpert*
Name: David Alpert
Title: Chief Executive Officer

**KNOLLWOOD INVESTMENT FUND LLC**

By: */s/ Kevin D. Irwin, Jr.*
Name: Kevin D. Irwin, Jr.
Title: President of Managing Member

**HIRO CAPITAL SCSP I**

By: */s/ Luke Alvarez*
Name: Luke Alvarez
Title: Partner

**GHOST ANGEL LLC**

By: */s/ Adam Draper*
Name: Adam Draper
Title: Managing Member

**BOOST VC FUND 4, LP**

By: Boost VC Fund 4 Partners LLC

By: */s/ Adam Draper*
Name: Adam Draper
Title: Managing Director

[*Signature Page to Fifth Amendment to the Sixth A&R Operating Agreement*]

**THE KIRKMAN FAMILY 2014 TRUST UNDER TRUST AGREEMENT DATED OCTOBER 27, 2014**

By: */s/ Robert Kirkman*
Name: Robert Kirkman
Title: Trustee

**THE PEANUT & POOKIE FAMILY TRUST UNDER TRUST AGREEMENT DATED MAY 30, 2012**

By: */s/ David Alpert*
Name: David Alpert
Title: Trustee

**THE GOLDMAN/GROSS FAMILY TRUST DATED NOVEMBER 8, 2022**

By: */s/ Jon Goldman*
Name: Jon Goldman
Title: Trustee

[*Signature Page to Fifth Amendment to the Sixth A&R Operating Agreement*]

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**<u>EXHIBIT A</u>**

**Sixth Amended and Restated Operating Agreement, as amended**

(see attached)

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ADD EXHB 3 ex2-8.htm

**Exhibit 2.8**

**SIXTH AMENDMENT TO THE**
**SIXTH AMENDED AND RESTATED OPERATING AGREEMENT**

THIS SIXTH AMENDMENT to the Sixth Amended and Restated Limited Liability Company Operating Agreement, as amended (this "Sixth Amendment"), is made effective as of April 4, 2024, by and between Skybound Holdings LLC (formerly known as Mr. Mango LLC), a Delaware limited liability company (the "Company"), and the Members (as defined in the Agreement). All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

**RECITALS**

**WHEREAS**, the Company and the Members entered into that certain Sixth Amended and Restated Limited Liability Company Operating Agreement, dated as of June 4, 2021, as amended by that certain First Amendment to the Sixth Amended and Restated Operating Agreement, dated as of October 6, 2021, that certain Second Amendment to the Sixth Amended and Restated Operating Agreement, dated February 22, 2022, that certain Third Amendment to the Sixth Amended and Restated Operating Agreement, dated October 24, 2022, that certain Fourth Amendment to the Sixth Amended and Restated Operating Agreement, dated December 1, 2022, and that certain Fifth Amendment to the Sixth Amended and Restated Operating Agreement, dated December 18, 2023 attached hereto as Exhibit A (as so amended, the "Agreement");

**WHEREAS**, pursuant to Section 10.1 of the Agreement, subject to Section 5.2.4.1, Section 5.2.5, and Section 5.3 of the Agreement, the Agreement may be amended with the affirmative vote or the written consent of (i) the holders of a majority of the then-outstanding Common Interests, and (ii) the holders of a majority of the then-outstanding Preferred Interests (voting together as a single class on an as-if-converted basis) (the holders referred to in the foregoing clause (i) and (ii), collectively, the "Requisite Holders"); and

**WHEREAS**, in connection with the forward split of the Company's Interests at a ratio of 5 Interests for every 1 Interest currently outstanding, the Requisite Holders desire to amend the Agreement as set forth herein.

**NOW THEREFORE,** in consideration of the premises and the mutual covenants contained in the Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound,
hereby agree as follows:

1. Section 1.56 of the Agreement is hereby deleted in its entirety and replaced with the following:

""**Series A Liquidation Preference"** means an amount equal to $57.97[1]. **"Series B Liquidation Preference"** means an amount equal to $58.06[2]."

[1] $289.86 pre-split / 5 = $57.97 post-split.

[2] $290.31 pre-split / 5 = $58.06 post-split.

2. Section 1.57 of the Agreement is hereby deleted in its entirety and replaced with the following:

"**"Series A Original Issue Price"** means $57.97[3]."

3. Section 1.61 of the Agreement is hereby deleted in its entirety and replaced with the following:

"**"Series B Original Issue Price"** means $58.06[4]."

4. The first paragraph of Section 5.2.5 of the Agreement is hereby deleted in its entirety and replaced with the following:

"**Special Preferred Member Approval.** Notwithstanding anything to the contrary herein, so long as at least 248,465[5] of the Preferred Interests that were issued as of the end date of the Series B Round remain outstanding (as equitably adjusted for any Interest dividends, splits, combinations, reorganizations, or similar transactions involving the Company's outstanding equity), the Company shall not take any of the following acts (whether by merger, consolidation or otherwise) without the prior written approval of the holders of at least fifty-five percent (55%) of the outstanding Preferred Interests (voting together as a single class on an as-if-converted basis) ("Special Preferred Member Approval"):"

5. The first paragraph of Section 5.3 of the Agreement is hereby deleted in its entirety and replaced with the following:

"**Special Series B Preferred Member Approval.** Notwithstanding anything to the contrary herein, so long as at least 114,780[6] of the Series B Preferred Interests issued during the Series B Round remain outstanding (as equitably adjusted for any Interest dividends, splits, combinations, reorganizations, or similar transactions involving the Company's outstanding equity), the Company shall not take any of the following acts (whether by merger, consolidation or otherwise) without the prior written approval of the holders of a majority of the outstanding Series B Preferred Interests ("Special Series B Preferred Member Approval"):"

6. Except as expressly set forth in this Sixth Amendment, the Agreement remains in full force and effect with no further modifications. In the event of any conflict between the terms of the Agreement and the terms of this Sixth Amendment, the terms of this Sixth Amendment shall control.

7. This Sixth Amendment shall form a part of the Agreement for all purposes, and each party to the Agreement shall be bound hereby. From and after the execution of this Sixth Amendment by the Requisite Holders, any reference to the Agreement shall be deemed a reference to the Agreement and this Sixth Amendment.

8. This Sixth Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. Delivery by a party hereto of an electronic transmission of this Sixth Amendment executed by such party shall constitute delivery by such party of an original hereof.

[*Signature Page Follows*]

[3] $289.86 pre-split / 5 = $57.97 post-split.

[4] $290.31 pre-split / 5 = $58.06 post-split.

[5] 49,693 Preferred Interests pre-split * 5 = 248,465 Preferred Interests post-split.

[6] 22,956 Series B Preferred Interests pre-split * 5 = 114,780 Series B Preferred Interests post-split.

IN WITNESS WHEREOF, each of the Company and the undersigned has caused this Sixth Amendment to be executed on the date first written above by its duly authorized representative.

**SKYBOUND HOLDINGS LLC**

By: */s/ David Alpert*
Name: David Alpert
Title: Chief Executive Officer

**KNOLLWOOD INVESTMENT FUND LLC**

By: */s/ Kevin D. Irwin, Jr.*
Name: Kevin D. Irwin, Jr.
Title: President of Managing Member

**HIRO CAPITAL SCSP I**

By: */s/ Luke Alvarez*
Name: Luke Alvarez
Title: Partner

**GHOST ANGEL LLC**

By: */s/ Adam Draper*
Name: Adam Draper
Title: Managing Member

**BOOST VC FUND 4, LP**

By: Boost VC Fund 4 Partners LLC

By: */s/ Adam Draper*
Name: Adam Draper
Title: Managing Director

**COM2US CORPORATION**

By: */s/ Byung Joon Song*
Name: Byung Joon Song
Title: Global Strategy Officer and Chairman

[*Signature Page to Sixth Amendment to the Sixth A&R Operating Agreement*]

**THE KIRKMAN FAMILY 2014 TRUST UNDER TRUST AGREEMENT DATED OCTOBER 27, 2014**

By: */s/ Robert Kirkman*
Name: Robert Kirkman
Title: Trustee

**THE PEANUT & POOKIE FAMILY TRUST UNDER TRUST AGREEMENT DATED MAY 30, 2012**

By: */s/ David Alpert*
Name: David Alpert
Title: Trustee

**THE GOLDMAN/GROSS FAMILY TRUST DATED NOVEMBER 8, 2022**

By: */s/ Jon Goldman*
Name: Jon Goldman
Title: Trustee

[*Signature Page to Sixth Amendment to the Sixth A&R Operating Agreement*]

---

**EXHIBIT A**

**Sixth Amended and Restated Operating Agreement, as amended**

(see attached)

ADD EXHB 2 ex2-9.htm

**Exhibit 2.9**

**SEVENTH AMENDMENT TO THE**
**SIXTH AMENDED AND RESTATED OPERATING AGREEMENT**

THIS SEVENTH AMENDMENT to the Sixth Amended and Restated Limited Liability Company Operating Agreement, as amended (this "Seventh Amendment"), is made effective as of June 4, 2024 (the "Seventh Amendment Effective Date"), by and between Skybound Holdings LLC (formerly known as Mr. Mango LLC), a Delaware limited liability company (the "Company"), and the Members (as defined in the Agreement). All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

**RECITALS**

**WHEREAS**, the Company and the Members entered into that certain Sixth Amended and Restated Limited Liability Company Operating Agreement, dated as of June 4, 2021, as amended by that certain First Amendment to the Sixth Amended and Restated Operating Agreement, dated as of October 6, 2021, that certain Second Amendment to the Sixth Amended and Restated Operating Agreement, dated February 22, 2022, that certain Third Amendment to the Sixth Amended and Restated Operating Agreement, dated October 24, 2022, that certain Fourth Amendment to the Sixth Amended and Restated Operating Agreement, dated December 1, 2022, that certain Fifth Amendment to the Sixth Amended and Restated Operating Agreement, dated December 18, 2023, and that certain Sixth Amendment to the Sixth Amended and Restated Operating Agreement, dated April 4, 2024 attached hereto as Exhibit A (as so amended, the "Agreement");

**WHEREAS**, pursuant to Section 10.1 of the Agreement, subject to Section 5.2.4.1, Section 5.2.5, and Section 5.3 of the Agreement, the Agreement may be amended with the affirmative vote or the written consent of (i) the holders of a majority of the then-outstanding Common Interests, and (ii) the holders of a majority of the then-outstanding Preferred Interests (voting together as a single class on an as-if-converted basis) (the holders referred to in the foregoing clause (i) and (ii), collectively, the "Requisite Holders"); and

**WHEREAS**, the Requisite Holders desire to amend the Agreement as set forth herein.

**NOW THEREFORE,** in consideration of the premises and the mutual covenants contained in the Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound,
hereby agree as follows:

1. Section 1.43 of the Agreement is hereby deleted in its entirety and replaced with the following:

> ""**Permitted Transferee**" means: (i) with respect to any Member, an Affiliate of such Member; (ii) with respect to any Skybound Member, any Preferred Member (and/or any Affiliate of a Preferred Member), *provided that* in no event shall any Skybound Member Transfer, in the aggregate, more than five percent (5%) of the total Common Interests held by such Skybound Member as of the Seventh Amendment Effective Date to any Preferred Member(s) (and/or Affiliates thereof); and (iii) with respect to any Preferred Member (and/or any Affiliate of a Preferred Member) that is a Permitted Transferee of a Skybound Member (as contemplated by subclause (ii) above) of Common Interests, any transferee or assignee of such Common Interests from such Preferred Member (and/or any Affiliate of such Preferred Member)."

---

2. The lead-in of Section 3.7 of the Agreement is hereby deleted in its entirety and replaced with the following:

"Except for any Person admitted to the Company as a Member pursuant to Regulation A under the Securities Act (it being understood that each such Member has made the representations and warranties set forth in his, her or its subscription agreement entered into in connection with said Regulation A offering), each Member represents and warrants to the Company and the other Members as follows:"

3. A new Section 3.8 is hereby added to the end of Article 3 of the Agreement as follows:

"3.8. **Admission of New Members**. One or more Persons may be admitted to the Company as Members from time to time upon the written consent of a majority of the Board. In accordance with Section 18-101(9) of the Act, all Members of the Company are subject to, and bound by, the terms and conditions of this Agreement."

4. The third sentence of Section 6.1 of the Agreement is hereby deleted in its entirety and replaced with the following:

"In accordance with this Agreement, a Member may consummate the following types of Transfers: (i) Transfers to any Permitted Transferee; *provided that*, if the Permitted Transferee is an Affiliate of the transferor Member, at the time of any Transfer to such Permitted Transferee, the transferor Member and such Permitted Transferee irrevocably agree for the benefit of the other parties to this Agreement to re-Transfer the subject Interests back to such transferor Member prior to such Permitted Transferee ceasing to be an Affiliate of such transferor Member; (ii) Transfers with the consent of a majority of the Board; *provided that* the transferring Member also complies with Section 6.2, Section 6.5 and Section 6.7 (as applicable); (iii) Transfers pursuant to Section 6.3; and/or (iv) Transfers pursuant to Section 6.6; *provided that*, in each case, except for Transfers pursuant to Section 6.6, no Member may Transfer all or any part of such Member's Interests to a competitor. For the avoidance of doubt, the provisions of Section 6.2 do not apply to Transfers to Permitted Transferees."

5. Section 6.2 of the Agreement is hereby amended by adding the following paragraph to the end of such Section:

"If any holder of Common Interests or Incentive Plan Interests (in each case, other than the Skybound Members) (such holder in his, her or its capacity as such, a "ROFR Transferring Common/IP Member") desires to Transfer all or any part of his, her or its applicable Common Interests or Incentive Plan Interests (the "ROFR Offered Common/IP Interests"), other than a Transfer to a Permitted Transferee or a Transfer pursuant to Section 6.6, then the ROFR Transferring Common/IP Member shall deliver written notice (a "ROFR Common/IP Transfer Notice") to the Company setting forth the name and other identifying information of the proposed transferee and specify the number of Common Interests and/or Incentive Plan Interests, as applicable, that the ROFR Transferring Common/IP Member proposes to Transfer, the price per Interest, the payment terms and all other relevant terms of the proposed Transfer with reasonable specificity. Upon receipt of the ROFR Common/IP Transfer Notice, the Company shall have the right, but not the obligation, by delivery to the ROFR Transferring Common/IP Member of a written election (the "ROFR Common/IP Purchase Notice") within thirty (30) days following the Company's receipt of the ROFR Common/IP Transfer Notice (the "ROFR Common/IP Election Period"), to purchase any or all of the ROFR Offered Common/IP Interests on the terms and conditions contained in the ROFR Common/IP Transfer Notice. Failure by the Company to deliver the ROFR Common/IP Purchase Notice prior to the expiration of the ROFR Common/IP Election Period shall be deemed an election by the Company not to purchase any portion of the ROFR Offered Common/IP Interests. If the Company elects to purchase any portion of the ROFR Offered Common/IP Interests, the closing of such sale shall occur within thirty (30) days after the date of the ROFR Common/IP Purchase Notice. If the Company does not elect to purchase any or all of the ROFR Offered Common/IP Interests, and the Board approves the proposed Transfer pursuant to Section 6.1, the ROFR Transferring Common/IP Member may sell the remaining ROFR Offered Common/IP Interests not purchased by (or elected to be purchased by) the Company to the proposed transferee specified in the ROFR Common/IP Transfer Notice; *provided, however, that* (i) the proposed transferee executes a joinder to this Agreement agreeing to be bound by this Agreement, (ii) the ROFR Transferring Common/IP Member shall not have the right to effect the proposed Transfer with a party other than the proposed transferee specified in the ROFR Common/IP Transfer Notice or on terms different than those contained in the ROFR Common/IP Transfer Notice without first giving the Company a new right of first refusal as described above, and (iii) if the ROFR Transferring Common/IP Member does not effect the proposed Transfer within sixty (60) days after the expiration of the ROFR Common/IP Election Period, the Company's right of first refusal shall reapply and the ROFR Transferring Common/IP Member shall not thereafter effect the proposed Transfer without complying with the above provisions (including the approval of the proposed Transfer by the Board pursuant to Section 6.1)."

6. Except as expressly set forth in this Seventh Amendment, the Agreement remains in full force and effect with no further modifications. In the event of any conflict between the terms of the Agreement and the terms of this Seventh Amendment, the terms of this Seventh Amendment shall control.

7. This Seventh Amendment shall form a part of the Agreement for all purposes, and each party to the Agreement shall be bound hereby. From and after the execution of this Seventh Amendment by the Requisite Holders, any reference to the Agreement shall be deemed a reference to the Agreement and this Seventh Amendment.

8. This Seventh Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. Delivery by a party hereto of an electronic transmission of this Seventh Amendment executed by such party shall constitute delivery by such party of an original hereof.

[*Signature Page Follows*]

IN WITNESS WHEREOF, each of the Company and the undersigned has caused this Seventh Amendment to be executed on the date first written above by its duly authorized representative.

**SKYBOUND HOLDINGS LLC**

By: */s/ David Alpert*
Name: David Alpert
Title: Chief Executive Officer

**KNOLLWOOD INVESTMENT FUND LLC**

By: */s/ Kevin D. Irwin, Jr.*
Name: Kevin D. Irwin, Jr.
Title: President of Managing Member

**HIRO CAPITAL SCSP I**

By: */s/ Luke Alvarez*
Name: Luke Alvarez
Title: Partner

**GHOST ANGEL LLC**

By: */s/ Adam Draper*
Name: Adam Draper
Title: Managing Member

**BOOST VC FUND 4, LP**

By: Boost VC Fund 4 Partners LLC

By: */s/ Adam Draper*
Name: Adam Draper
Title: Managing Director

[*Signature Page to Seventh Amendment to the Sixth A&R Operating Agreement*]

**THE KIRKMAN FAMILY 2014 TRUST UNDER TRUST AGREEMENT DATED OCTOBER 27, 2014**

By: */s/ Robert Kirkman*
Name: Robert Kirkman
Title: Trustee

**THE PEANUT & POOKIE FAMILY TRUST UNDER TRUST AGREEMENT DATED MAY 30, 2012**

By: */s/ David Alpert*
Name: David Alpert
Title: Trustee

**THE GOLDMAN/GROSS FAMILY TRUST DATED NOVEMBER 8, 2022**

By: */s/ Jon Goldman*
Name: Jon Goldman
Title: Trustee

[*Signature Page to Seventh Amendment to the Sixth A&R Operating Agreement*]

**EXHIBIT A**

**Sixth Amended and Restated Operating Agreement, as amended**

(see attached)

---

**Exhibit G**

Video Transcripts

*(see attached)*

**VIDEO SCRIPT**

We are Skybound

The company behind the biggest cable TV show of all time:

[The Walking Dead logo]

The most serialized show on Netflix globally

Helped build a $10Bn revenue franchise

[Invincible / Prime Video logo]

#1 Revenue generating title on Prime Video Globally
*Q2 2024 [Prime Video Logo]

“Arguably the best cast on television” - Movie Web

Certified Fresh on Totten tomatoes [100% logo]

[Image montage]

Impact Winter

*Audible original* Impact Winter *listen now* (trailer logo)

3MM Listeners

And hundreds more

Welcome to the Energon Universe

Transformers #1 selling comic of 2023

GI JOE biggest Hasbro comic launch of all time

[image montage] Dark Ride, Goodnight Universe, *Invincible Present* Atom Eve, Spike and Mike's Festival of Animation (trailer logo), The Walking Dead *The Telltale Definitive Series* (game logo), Fire Power (comic book cover), Classified (tv logo), Kroma (trailer logo), Outcast (tv logo), Heart Attack (comic logo),

How Do We Do It?

VO: We say, okay, we're going to take a creator, and give them access to all the divisions of Skybound

[image montage] Excellence, Invincible, Renfield, Dark Ride, The Walking Dead Telltale, Cobra Commander, Heart Attack, Impact Winter, Garmadon, Transformers, Invincible Presents Atom Eve, Outcast, Funko Pop of Mark Grayson (logos, posters, merchandise)

[image] The Wheel of Awesome __ On the Wheel: Music, Community Engagement, Comic Books, Merchandise and Licensing, Film/TV, Video Games, Social Media and Digital Content, Audio/Podcasts

VO: We bring IP to the core fans

VO: We popularize it in film or TV

[image] Invincible Guarding the Globe (game logo)

VO: We then monetize in video games...

[image] The Walking Dead Road to Survival (game logo)

VO:... merchandise,

VO:... live events, and more.

Don't Get Left In The Cold

Invest in Skybound Today

Be Part of the Future of Entertainment

Reach New Heights

We are Skybound

*Disclaimer*
For the statement *The Walking Dead helped drive over $10B in revenue and market cap gains, including $1B+ for comics, games, and novels at its peak in 2015,* this is an estimate based on publicly available data about licensees, producers and partners of The Walking Dead. Sources include FiveThirtyEight and Broadcasting+Cable.